UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): November 24, 2010

RADIO ONE, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-25969	52-1166660
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**5900 Princess Garden Parkway,
7th Floor
Lanham, Maryland 20706
(Address of principal executive offices) (Zip Code)**

Registrant's telephone number, including area code (301) 306-1111

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On November 24, 2010, Radio One, Inc. (the "Company") completed its previously announced exchange offer (the "Amended Exchange Offer") relating to its 8⅞% Senior Subordinated Notes due 2011 (the "2011 Notes") and its 6⅜% Senior Subordinated Notes due 2013 (the "2013 Notes" and together with the 2011 Notes, the "Existing Notes"). The Company retired approximately $296.2 million in aggregate principal amount of the Existing Notes, comprised of approximately $97.0 million, or approximately 95.5%, in aggregate principal amount of the 2011 Notes and approximately $199.3 million, or approximately 99.6%, in aggregate principal amount of the 2013 Notes and entered into an amendment to its existing senior secured credit facility.

Credit Facility Amendment

On November 24, 2010, the Company entered into an Amendment and Restatement Agreement (the "Amendment and Restatement Agreement") by and among the Company, as Borrower, Wells Fargo Bank, N.A., as successor by merger to Wachovia Bank, National Association, as administrative agent (the "Administrative Agent"), and the lenders party thereto (the "Consenting Lenders"), which Amendment and Restatement Agreement amended and restated in its entirety that certain Credit Agreement, dated as of June 13, 2005 (the "Credit Agreement"), by and among the Company, the Administrative Agent, and the lenders from time to time party thereto (the Credit Agreement, as amended by the Amendment and Restatement Agreement, the "Amended and Restated Credit Agreement"). The Amended and Restated Credit Agreement amended the Credit Agreement by, among other things, replacing the existing amount of outstanding revolving loans with a $323.0 million term loan (the "New Term Loan") and providing for three tranches of revolving loans, including a $20.0 million revolver to be used for working capital, capital expenditures, investments, and other lawful corporate purposes, a $5.1 million revolver to be used solely to redeem or repurchase and retire the 2011 Notes, and a $13.7 million revolver to be used solely to fund a capital call with respect to TV One, LLC, a Delaware limited liability company and one of the Company's joint ventures ("TV One").

Interest. Interest payments under the terms of the Amended and Restated Credit Agreement will be due based on the type of loan selected. Interest on both alternate base rate loans and LIBOR loans will be payable monthly. The LIBOR interest rate floor is 1.00% and the alternate base rate is equal to the greater of the prime rate, the Federal Funds Effective Rate plus 0.50% and the LIBO Rate for a one-month period plus 1.00%. Interest payable on (i) LIBOR loans will be at LIBOR plus 6.25% and (ii) alternate base rate loans will be at alternate base rate plus 5.25% (and, in each case, may be permanently increased if the Company exceeds certain senior leverage ratio levels, tested quarterly beginning June 30, 2011). The interest rate paid in excess of LIBOR could be as high as 7.25% during the last quarter prior to maturity if the Company exceeds the senior leverage ratio levels on each test date. Additionally, amortization payments of 1.00% per annum on the New Term Loan must be paid in equal quarterly installments beginning September 30, 2011, with the remainder due at maturity on June 30, 2012.

Mandatory Prepayments and Commitment Reduction. The Amended and Restated Credit Agreement contains anti-cash hoarding provisions and provides that (i) net asset sales proceeds repay secured debt (subject to a de minimus floor), (ii) net debt proceeds repay secured debt (with exceptions for subordinated debt issued to fund a TV One capital call) and (iii) equity issuance proceeds repay secured debt (with exceptions for equity issued to fund a TV One capital call, to purchase the interests of certain TV One financial investors or of management and to fund certain put rights related to TV One).

Financial Covenants. The Amended and Restated Credit Agreement provides for maintenance of the following maximum fixed charge coverage ratio as of the last day of each fiscal quarter:

Effective Period	Ratio
November 24, 2010 to December 30, 2010	1.05 to 1.00
December 31, 2010 to June 30, 2012	1.07 to 1.00

The Amended and Restated Credit Agreement also provides for maintenance of the following maximum total leverage ratios (subject to certain adjustments if subordinated debt is issued or any portion of the $13.7 million revolver is used to fund a TV One capital call):

Effective Period	Ratio
November 24, 2010 to December 30, 2010	9.35 to 1.00
December 31, 2010 to December 30, 2011	9.00 to 1.00
December 31, 2011 and thereafter	9.25 to 1.00

The Amended and Restated Credit Agreement also provides for maintenance of the following maximum senior leverage ratios (subject to certain adjustments if any portion of the $13.7 million revolver is used to fund a TV One capital call):

Beginning	No greater than
November 24, 2010 to December 30, 2010	5.25 to 1.00
December 31, 2010 to March 30, 2011	5.00 to 1.00
March 31, 2011 to September 29, 2011	4.75 to 1.00
September 30, 2011 to December 30, 2011	4.50 to 1.00
December 31, 2011 and thereafter	4.75 to 1.00

The Amended Credit Facility provides for maintenance of average weekly availability at any time during any period set forth below:

Beginning	Average weekly availability no less than
November 24, 2010 through and including June 30, 2011	$10,000,000
July 1, 2011 and thereafter	$15,000,000

Commitment and Amendment Fees. An unused revolver commitment fee of 0.50% was paid on the then outstanding revolver commitment concurrently with the closing of the Amended Exchange Offer. An upfront amendment fee of 0.50% was also paid to approving lenders based upon their pro rata portion of the aggregate commitments under the Amended and Restated Credit Agreement.

This summary of the Amendment and Restatement Agreement and the Amended and Restated Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreements, which are attached hereto as Exhibit 10.1 and are incorporated by reference.

Indenture

On November 24, 2010, the Company issued $286,794,302 in aggregate principal amount of its new 12.5%/15.0% Senior Subordinated Notes due 2016 (the "Notes") in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The Notes were issued pursuant to an indenture (the "Indenture"), dated as of November 24, 2010, among the Company, the guarantors signatory thereto (the "Guarantors") and Wilmington Trust Company, as trustee (the "Trustee"). The Notes will mature on May 24, 2016.

Interest on the Notes will be payable in cash, or at the Company's election, partially in cash and partially in PIK Notes (a "PIK Election") on a quarterly basis in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2011. Interest will accrue at a rate of 12.5% per annum if the interest for such interest period is paid fully in cash. In the event that the Company makes a PIK Election in accordance with the Indenture, cash interest will accrue and be paid for such interest period at a rate of 6.0% per annum and interest paid-in-kind through the issuance of additional Notes will accrue for such interest period at 9.0% per annum; provided that the Company may make a PIK Election only with respect to interest accruing up to but not including May 15, 2012, and with respect to interest accruing from and after May 15, 2012 such interest will accrue at a rate per annum of 12.5% and will be payable in cash.

The Notes are the Company's senior subordinated obligations and will rank: (i) senior to any of the Company's and its guarantors' future debt that expressly provides that it is subordinated to the Notes; (ii) senior in right of payment to the Existing Notes and to any of the Company's and its guarantors' existing and future subordinated obligations; and (iii) junior to all of the Company's and its guarantors' existing and future senior debt under the Amended and Restated Credit Agreement, any other obligations under the Amended and Restated Credit Agreement and all hedging obligations related thereto.

The Company may redeem some or all of the Notes upon not less than 30 nor more than 60 days' notice, at the optional redemption prices set forth in the Indenture plus accrued and unpaid interest on the Notes redeemed to the applicable redemption date.

In the event of a change of control (as defined in the Indenture), the Company will be required to offer to repurchase the Notes at the repurchase prices set forth in the Indenture plus accrued and unpaid interest to the repurchase date, if any.

The terms of the Indenture, among other things, limits the ability of the Company and its restricted subsidiaries to: (i) incur additional indebtedness or issue certain preferred stock; (ii) pay dividends on, or make distributions in respect of, their capital stock; (iii) make certain investments or other restricted payments; (iv) sell certain assets or issue capital stock of restricted subsidiaries; (v) create liens; (vi) merge, consolidate or transfer or dispose of substantially all of their assets; and (vii) engage in certain transactions with affiliates. These covenants are subject to a number of important limitations and exceptions that are described in the Indenture.

The Indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment, breach of covenants in the Indenture, payment defaults or acceleration of other indebtedness, a failure to pay certain judgments and certain events of bankruptcy and insolvency. If an event of default occurs and is continuing, the Trustee or holders of at least 25% in principal amount of the then outstanding Notes may declare the principal, accrued and unpaid interest, if any, on all the Notes to be due and payable. These events of default are subject to a number of important qualifications, limitations and exceptions that are described in the Indenture.

This summary of the Indenture does not purport to be complete and is qualified in its entirety by reference to the text of the Indenture, which is attached hereto as Exhibit 4.1 and is incorporated by reference.

Supplemental Indentures

On November 24, 2010, the Company, the guarantors signatory thereto and Wilmington Trust Company, as trustee for each of the 2011 Notes and the 2013 Notes entered into a supplemental indenture to the indenture governing the 2011 Notes (the "2011 Notes Supplemental Indenture") and a supplemental indenture to the indenture governing the 2013 Notes (the "2013 Notes Supplemental Indenture"), each of which waived any and all existing defaults and events of default that had arisen or may have arisen under each such indenture that may be waived and eliminated substantially all of the covenants in each such indenture, other than the covenants to pay principal of and interest on the Existing Notes when due, and eliminated or modified the related events of default.

This summary does not purport to be complete and is qualified in its entirety by reference to the text of the 2011 Notes Supplemental Indenture and the 2013 Notes Supplemental Indenture, which are filed as Exhibits 4.2 and 4.3 hereto and are incorporated by reference.

Registration Rights Agreement

On November 24, 2010, in connection with the private placement of the Notes, the Company, the Guarantors and the holders of the Notes entered into a Registration Rights Agreement (the "Registration Rights Agreement"), filed as Exhibit 4.4 hereto and incorporated by reference herein. The terms of the Registration Rights Agreement require the Company and the Guarantors to: (i) use their reasonable best efforts to file with the Securities and Exchange Commission (the "SEC") and cause to become effective within 120 days (or within 270 days if the registration statement is reviewed by the SEC) after the date of the initial issuance of the Notes, a registration statement with respect to an offer to exchange the Notes ("Exchange Offer") for a new issue of debt securities registered under the Securities Act with terms substantially identical to those of the Notes, (except for provisions relating to the transfer restrictions and payment of special interest); (ii) promptly commence the Exchange Offer following the effectiveness of the registration statement; (iii) keep the Exchange Offer open for at least 20 business days; and (iv) in certain circumstances, file a shelf registration statement for the resale of the Notes. If the Company and the Guarantors fail to satisfy their registration obligations under the Registration Rights Agreement, then the Company will be required to pay special interest to the holders of the Notes, up to a maximum special interest rate of 1.00% per annum.

This summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Registration Rights Agreement, which is filed as Exhibit 4.4 hereto.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information in Item 1.01 of this Form 8-K is incorporated into this Item 2.03 by reference.

Item 3.03 Material Modification to Rights of Security Holders.

On November 24, 2010, the Company and the Trustee entered into supplemental indentures which materially modified the rights of holders of Existing Notes who did not tender their notes. The information in Item 1.01 under the caption "Supplemental Indentures" is incorporated into this Item 3.03 by reference.

Item 7.01 Regulation FD Disclosure.

On November 24, 2010, the Company announced that it had completed the Amended Exchange Offer. A copy of the Company's press release announcing the completion of the Amended Exchange Offer is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 8.01 Other Events.

On November 24, 2010, a notice of redemption was delivered to the holders of the outstanding 2011 Notes that all outstanding 2011 Notes would be redeemed on December 24, 2010 (the "Redemption Date"), at a redemption price of 100.0% of principal amount of such 2011 Notes, plus accrued and unpaid interest to the Redemption Date.

Private Placement of the Notes

The new securities issued pursuant to the exchange offer have not been registered under the Securities Act or any state securities laws. Therefore, the new securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

This Form 8-K and the press release attached as Exhibit 99.1 do not constitute an offer to purchase any securities or a solicitation of an offer to sell any securities.

Cautionary Information Regarding Forward-Looking Statements

This Form 8-K and the press release attached as Exhibit 99.1 contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements represent management’s current expectations and are based upon information available to the Company at the time of this Form 8-K and press release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company’s control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company’s reports on Forms 10-K and 10-Q and other filings with the SEC.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
4.1	Indenture, dated as of November 24, 2010, among Radio One, Inc., the guarantors signatory thereto and Wilmington Trust Company, as trustee, relating to the 12.5%/15.0% Senior Subordinated Notes due 2016.
4.2	Supplemental Indenture, dated as of November 24, 2010, among Radio One, Inc., the guarantors signatory thereto and Wilmington Trust Company, as trustee, supplementing the indenture, dated as of May 18, 2001 (as supplemented and in effect as of the date of the Supplemental Indenture), providing for the issuance of 8 7/8% Senior Subordinated Notes due 2011.
4.3	Supplemental Indenture, dated as of November 24, 2010, among Radio One, Inc., the guarantors signatory thereto and Wilmington Trust Company, as trustee, supplementing the indenture, dated as of February 10, 2005 (as supplemented and in effect as of the date of the Supplemental Indenture), providing for the issuance of 6⅜% Senior Subordinated Notes due 2013.
4.4	Registration Rights Agreement, dated as of November 24, 2010, among Radio One, Inc., the guarantors signatory thereto and certain holders of its debt securities.
10.1	Amendment and Restatement Agreement, dated as of November 24, 2010, to the Credit Agreement, dated as of June 13, 2005, by and among Radio One, Inc. as Borrower, Wells Fargo Bank, N.A., successor-by-merger to Wachovia Bank, National Association, as Administrative Agent, the lenders referred to therein and the other parties from time to time party thereto.
99.1	Press Release, dated November 24, 2010.

5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

Date: December 1, 2010

By: /s/ Peter D. Thompson

Peter D. Thompson
Chief Financial Officer

RADIO ONE, INC.

and
THE GUARANTORS PARTY HERETO
12.5%/15.0% SENIOR SUBORDINATED NOTES DUE 2016

INDENTURE
Dated as of November 24, 2010

Wilmington Trust Company
as Trustee

CROSS-REFERENCE TABLE*

Trust Indenture Act Section	Indenture Section
310(a)(1)	7.10
(a)(2)	7.10
(a)(3)	N.A.
(a)(4)	N.A.
(a)(5)	7.10
(b)	7.10
(c)	N.A.
311(a)	7.11
(b)	7.11
(c)	N.A.
312(a)	2.05
(b)	13.03
(c)	13.03
313(a)	7.06
(b)(1)	N.A.
(b)(2)	7.06; 7.07
(c)	7.06; 13.02
(d)	7.06
314(a)	13.02; 13.05
(b)	N.A.
(c)(1)	13.04
(c)(2)	13.04
(c)(3)	N.A.
(d)	N.A.
(e)	13.05
(f)	N.A.
315(a)	7.01
(b)	7.05, 13.02
(c)(1)	7.01
(c)(2)	7.01
(e)	6.14
316(a) (last sentence)	2.09
(a)(1)(A)	6.05
(a)(1)(B)	6.04
(a)(2)	N.A.
(b)	6.07
(c)	2.12; 9.04
317(a)(1)	6.09
(a)(2)	6.12
(b)	2.04
318(a)	13.01
(b)	N.A.
(c)	13.01

N.A. means not applicable.

---

*   This Cross Reference Table is not part of this Indenture.

TABLE OF CONTENTS

EXHIBITS

Exhibit A	FORM OF NOTE
Exhibit B	FORM OF CERTIFICATE OF TRANSFER
Exhibit C	FORM OF CERTIFICATE OF EXCHANGE
Exhibit D	FORM OF CERTIFICATE OF ACQUIRING INSTITUTIONAL ACCREDITED INVESTOR
Exhibit E	FORM OF GUARANTEE
Exhibit F	FORM OF SUPPLEMENTAL INDENTURE

INDENTURE dated as of November 24, 2010, among Radio One, Inc., a Delaware corporation, as obligor (the "Issuer"), certain of the Issuer's domestic subsidiaries, as Guarantors, and Wilmington Trust Company, as trustee (the "Trustee").

The parties mutually covenant and agree for benefit of each other and for the equal and ratable benefit of all Holders of the Notes as follows:


ARTICLE 1

DEFINITIONS AND INCORPORATION BY REFERENCE


Section 1.01 Definitions.

"144A Global Note" means a global note substantially in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of, and registered in the name of, the Depositary or its nominee that will be issued in a denomination equal to the outstanding principal amount of the Notes sold in reliance on Rule 144A.

"6 3/8% Senior Subordinated Notes" means the Issuer's 6 3/8% Senior Subordinated Notes due 2013.

"8 7/8% Senior Subordinated Notes" means the Issuer's 8 7/8% Senior Subordinated Notes due 2011.

"Acquired Debt" means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person was merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person;

(2) Indebtedness assumed by the specified Person in connection with the acquisition of assets from another Person; and

(3) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

"Affiliate Entity" means any Person who, directly or indirectly, has the ability to elect one or more of the members of the Board of Directors of the Issuer or any Parent Company.

"Agent" means any Registrar, Paying Agent or co-registrar.

"Applicable Procedure" means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary, Euroclear and Clearstream that apply to such transfer or exchange.

"Asset Sale" means:

(1) the sale, lease, conveyance or other disposition of any properties or assets (including, without limitation, by means of a sale and leaseback transaction) outside the ordinary course of business; provided that the disposition of all or substantially all of the properties or assets of the Issuer and its Restricted Subsidiaries taken as a whole will be governed by Section 4.16 hereof and/or Section 5.01 hereof and not by Section 4.15 hereof; and

(2) the issuance of Equity Interests in any of the Issuer's Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries or the sale by ROCH of any Equity Interests of TV One (other than directors' qualifying shares, shares required by applicable law to be held by a Person other than the Issuer or any of its Restricted Subsidiaries).

Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves properties or assets or Equity Interests having a Fair Market Value of less than $1.0 million;

(2) a transfer of assets by the Issuer to any Wholly Owned Restricted Subsidiary or by any Restricted Subsidiary to the Issuer or a Wholly Owned Restricted Subsidiary;

(3) an issuance or sale of Equity Interests by a Restricted Subsidiary to the Issuer or to a Wholly Owned Restricted Subsidiary;

(4) the sale, lease or other disposition of equipment, inventory, accounts receivable or other properties or assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) the making of a Restricted Payment that is permitted by the provisions of Section 4.07 hereof or the making of a Permitted Investment;

(7) the sale and leaseback of any assets within 90 days of the acquisition thereof;

(8) a disposition of assets that are no longer used or useful in the business of such entity;

(9) licensing of intellectual property in the ordinary course of business;

(10) the creation or perfection of a Permitted Lien (but not the sale or other disposition of the properties or assets subject to such Lien);

(11) foreclosures on assets;

(12) Asset Swaps; and

(13) surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind.

"Asset Swap" means any transfer of assets of the Issuer or any Restricted Subsidiary to any Person other than an Affiliate of the Issuer or such Restricted Subsidiary in exchange for assets of such Person if:

(1) such exchange would qualify, whether in part or in full, as a like kind exchange pursuant to Section 1031 of the Code; provided that nothing in this definition shall require the Issuer or any Restricted Subsidiary to elect that Section 1031 of the Code be applicable to any Asset Swap;

(2) the Fair Market Value of any property or assets received is at least equal to the Fair Market Value of the property or assets so transferred; and

(3) to the extent applicable, any "boot" or other assets received by the Issuer or any Restricted Subsidiary is directly related to, and/or consists of Equity Interests issued by a Person in, a Permitted Business and any Net Proceeds from the disposition of such boot or other assets are applied as required by Section 4.15 hereof.

"Authorizations" means all filings, recordings and registrations with, and all validations or exemptions, approvals, orders, authorizations, consents, Licenses, certificates and permits from, the FCC.

"Bankruptcy Law" means Title 11, U.S. Bankruptcy Code, as amended, or any similar federal or state law relating to bankruptcy, insolvency, receivership, liquidation, reorganization or relief of debtors.

"Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns," "Beneficially Owning" and "Beneficially Owned" have correlative meanings.

"Board of Directors" means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership or a limited liability company, the board of directors or similar body of the general partner or managers of such entity; and

(3) with respect to any other entity, the functional equivalent of the foregoing,

or, in each case of clause (1), (2) and (3), other than for purposes of the definition of "Change of Control," any duly authorized committee of such body.

"Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the applicable Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

"Broker-Dealer" has the meaning set forth in the Registration Rights Agreement.

"Business Day" means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

"Capital Lease Obligation" means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligations determined in accordance with the GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of Section 4.11 hereof, a Capital Lease Obligation shall be deemed secured by a Lien on the property or assets (and proceeds thereof) being leased.

"Capital Stock" means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"Cash Equivalents" means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government having maturities of not more than one year from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities of one year or less and overnight bank deposits, in each case, with any lender party to the Existing Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest rating obtainable from Moody's or S&P and in each case maturing within nine months after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

"Change of Control" means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuer and its Restricted Subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party or a Permitted Group;

(2) the adoption of a plan relating to the liquidation or dissolution of the Issuer;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that more than 50% of the Voting Stock of the Issuer or any Parent Company, measured by voting power, rather than number of shares, is Beneficially Owned, directly or indirectly, by any Person other than any Parent Company, the Principals and their Related Parties or a Permitted Group; or

(4) the first day on which a majority of the members of the Board of Directors of the Issuer are not Continuing Directors.

"Clearstream" means Clearstream Banking, Société Anonyme.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Commission" or "SEC" means the Securities and Exchange Commission.

"Communications Act" means the Communications Act of 1934, as amended, and the rules, regulations, orders, decisions and published policies thereunder.

"Consolidated Cash Flow" means, with respect to any specified Person for any period, without duplication, the Consolidated Net Income of such Person:

> *(1)* *plus,* in each case determined on a consolidated basis in accordance with GAAP and only to the extent deducted in determining Consolidated Net Income,
>
>> (a) Consolidated Income Tax Expense (other than income tax expense (either positive or negative) attributable to extraordinary gains (or losses));
>>
>> (b) Consolidated Interest Expense;
>>
>> (c) Consolidated Non-cash Charges;
>>
>> (d) any expenses or charges related to the Transactions or any equity offering (whether or not successful);
>>
>> (e) any extraordinary or non-recurring charges, costs or expenses; and
>>
>> (f) interest incurred in connection with Investments in discontinued operations;
>
> *(2)* *minus*
>
>> (a) non-cash items increasing such Consolidated Net Income, other than (i) the accrual of revenue in the ordinary course of business and (ii) reversals of prior accruals or reserves for cash items previously excluded in the calculation of Consolidated Non-cash Charges; and
>>
>> (b) barter revenues to the extent such barter revenues were included in computing such Consolidated Net Income.

"Consolidated Income Tax Expense" means, with respect to any Person for any period, the provision for federal, state, local and foreign income taxes of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

"Consolidated Interest Expense" means, with respect to any Person for any period the interest expense of such Person, its Restricted Subsidiaries and, for so long as TV One remains a Designated Entity, the TV One Percentage of the interest expense of TV One and its Subsidiaries, in each case for such period as determined on a consolidated basis in accordance with GAAP (whether paid or accrued and whether or not capitalized), including without duplication:

> (1) any amortization of debt discount;
>
> (2) non-cash interest expense, including any interest paid in kind by the issuance of additional Indebtedness;
>
> (3) the net cost under Hedging Obligations (including any amortization of discounts);
>
> (4) the interest portion of any deferred payment obligation;
>
> (5) all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers' acceptances, financing or similar activities (including, without limitation, agency fees, commitment fees and similar fees);
>
> (6) the interest component of Capital Lease Obligations;
>
> (7) the interest expense on any Indebtedness guaranteed by such Person and its Restricted Subsidiaries or secured by a Lien on assets of the Issuer or any of its Restricted Subsidiaries; and
>
> (8) any cash dividends paid or payable on any Designated Preferred Stock.

"Consolidated Net Income" means, with respect to any Person, for any period, the net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis determined in accordance with GAAP; provided that there shall be excluded therefrom:

> (1) all extraordinary or unusual gains and extraordinary or unusual losses (in each case, net of fees and expenses relating to the transaction giving rise thereto), together with any related provision for taxes on such gains and losses;

(2) the net income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting, except to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(3) gains or losses in respect of any Asset Sales or sale or other disposition of assets or Equity Interests outside the ordinary course of business after the Issue Date by such Person or one of its Restricted Subsidiaries (net of fees and expenses relating to the transaction giving rise thereto), on an after tax basis;

(4) the net income (loss) from any operations disposed of or discontinued after the Issue Date and any net gains or losses on such disposition or discontinuance, on an after tax basis;

(5) solely for purposes of Section 4.07 hereof, the net income (but not loss) of any Restricted Subsidiary of such Person to the extent the declaration of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Restricted Subsidiary or its stockholders, partners or members, except to the extent of any dividends or other distributions or payments actually paid to such Person or any of its Restricted Subsidiaries and not already included in the Consolidated Net Income of such Person;

(6) any gain or loss realized as a result of the cumulative effect of a change in accounting principles;

(7) any fees and expenses, including deferred finance costs, paid in connection with the Transactions (including, without limitation, ratings agency fees);

(8) non-cash compensation charges or expenses, including those incurred in connection with any issuance of Equity Interests;

(9) non-cash gains and losses attributable to movement in the mark to market valuation of Hedging Obligations pursuant to Statement of Financial Accounting Standards No. 133; and

(10) any net after tax gains or losses attributable to the early extinguishment of Indebtedness (in each case, net of fees and expenses relating to the transaction giving rise thereto).

"Consolidated Non-cash Charges" means, with respect to any Person for any period, the aggregate depreciation, amortization (including, without limitation, (i) amortization of goodwill, programming costs, barter expenses and other intangibles and (ii) the effect of any non-cash impairment charges incurred subsequent to the Issue Date resulting from the application of Statement of Financial Accounting Standards Nos. 141, 142 or 144 and any other non-cash items resulting from any amortization, write-up, write-down or write-off of assets or liabilities (including deferred financing costs and the effect of straight-lining of rents as a result of purchase accounting adjustments) in connection with any future acquisition, disposition, merger, consolidation or similar transaction, but excluding amortization of pre-paid cash expenses that were paid in a prior period) and other non-cash charges and expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP excluding any such charges which require an accrual of or a reserve for cash charges for any future period.

"Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Issuer who:

(1) was a member of or nominated to such Board of Directors on the Issue Date; or

(2) was nominated for election by either (a) one or more of the Principals or (b) the Board of Directors of the Issuer, a majority of whom were members of or nominated to the Board of Directors of the Issuer on the Issue Date or whose election or nomination for election was previously approved by one or more of the Principals Beneficially Owning at least 25% of the Voting Stock of the Issuer (determined by reference to voting power and not number of shares held) or such directors.

"Corporate Trust Office of the Trustee" means the principal office of the Trustee at which at any time its corporate trust business shall be administered, which office at the date hereof is located at Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, DE 19890-1605, Attention: Patrick Healy, or such other address as the Trustee may designate from time to time by notice to the Holders and the Issuer, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Holders and the Issuer).

"Custodian" means the Trustee, as custodian with respect to the Notes in global form, or any successor entity thereto.

"Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

"Definitive Note" means a certificated Note registered in the name of the Holder thereof and issued in accordance with Section 2.06 hereof, substantially in the form of Exhibit A hereto except that such Note shall not bear the Global Note Legend and shall not have the "Schedule of Exchanges of Interests in the Global Note" attached thereto.

"Depositary" means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.03 hereof as the Depositary with respect to the Notes, and any and all successors thereto appointed as depositary hereunder and having become such pursuant to the applicable provision of this Indenture.

"Designated Entity" means TV One at all times that the Issuer or any of its Restricted Subsidiaries is the Beneficial Owner of at least 10% of the outstanding Equity Interests of TV One and until such time as TV One becomes a Restricted Subsidiary under the terms of this Indenture.

"Designated Preferred Stock" means Preferred Stock of the Issuer (other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary, Reach Media or, for so long as TV One remains a Designated Entity, TV One or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries or, for so long as TV One remains a Designated Entity but is not otherwise a Subsidiary, TV One) and is so designated as Designated Preferred Stock, pursuant to an Officer's Certificate executed by the principal financial officer of the Issuer, on the issuance date thereof, the cash proceeds of which are excluded from the calculation of the Restricted Payments Basket.

"Designated Senior Debt" means any Indebtedness outstanding under the Existing Credit Agreement.

"Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature or is convertible into or exchangeable for debt securities at any time prior to the date that is 91 days after the date on which the Notes mature or otherwise cease to be outstanding. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Issuer or a Restricted Subsidiary to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale occurring prior to the 91st day after the final maturity date of the Notes will not constitute Disqualified Stock if the change of control or asset sale provisions applicable to such Disqualified Stock specifically provide that the Issuer or a Restricted Subsidiary will not repurchase or redeem any such Capital Stock unless such repurchase or redemption complies with Section 4.07 hereof.

The maximum fixed repurchase price of any Disqualified Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to this Indenture; provided, however, that, if such Disqualified Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Disqualified Stock.

"DTC" means The Depository Trust Company, its nominees and successors.

"DTV Investors" means collectively DIRECTV Programming Holdings I, Inc. and DIRECTV Programming Holdings II, Inc. and/or their permitted transferees.

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"Euroclear" means Euroclear Bank S.A./N.V., as operator of the Euroclear system.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Claims" means (1) Indebtedness under the Notes and the Guarantees and (2) all other Obligations related to the Indebtedness described in clause (1) above.

"Exchange Notes" means the Notes issued in the Exchange Offer pursuant to Section 2.06(f) hereof.

"Exchange Offer" has the meaning set forth in the Registration Rights Agreement.

"Exchange Offer Registration Statement" has the meaning set forth in the Registration Rights Agreement.

"Existing Credit Agreement" means the Amended and Restated Credit Agreement, dated as of the Issue Date, by and among the Issuer, as Borrower, Wells Fargo Bank, N.A. (as successor by merger to Wachovia Bank, National Association), as Administrative Agent, and the lenders party thereto, which amends and restates the Credit Agreement, dated as of June 13, 2005, by and among the Issuer, as Borrower, Wells Fargo Bank, N.A. (as successor by merger to Wachovia Bank, National Association), as Administrative Agent, Bank of America, N.A., as Syndication Agent, Credit Suisse, Merrill Lynch Capital Corp. and SunTrust Bank, as Co-Documentation Agents, Wachovia Capital Markets, LLC and Banc of America Securities LLC, as Joint Lead Arrangers, and certain financial institutions named therein, as lenders, including any related guarantees, collateral documents, security agreements, mortgages, instruments and other agreements executed in connection therewith, as each may be amended, restated, modified, supplemented, renewed, extended, refunded, replaced or refinanced in whole or in part from time to time including upon the Issue Date (including any increase in the amount of available borrowings or obligations thereunder or addition of Restricted Subsidiaries as additional borrowers or guarantors thereunder) whether provided under one or more other credit agreements, financing agreements or otherwise and whether by the same or any other agent, lender or group of lenders; provided that, so long as any Notes are outstanding, no such increase may result in the principal amount of Indebtedness of the Issuer under the Existing Credit Agreement exceeding the amount specified in clause (1) of the definition of Permitted Debt, as such amount is reduced from time to time in accordance with such clause (1).

"Existing Subordinated Notes" means the 6 3/8% Senior Subordinated Notes and the 8 7/8% Senior Subordinated Notes.

"Fair Market Value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length transaction, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined in good faith by the Board of Directors of the Issuer, whose determination will be conclusive and evidenced by a Board Resolution; provided that the Board of Directors shall be permitted to consider the circumstances existing at the time; provided, further, however, that if the Fair Market Value of the property or assets in question is so determined to be in excess of $10.0 million, such determination must be confirmed by an Independent Qualified Party.

"FCC" means the Federal Communications Commission (or any successor agency, commission, bureau, department or other political subdivision of the United States of America).

"FCC License" means any radio or television broadcast service, community antenna relay service, broadcast ancillary, earth station registration, business radio, microwave, special safety radio service license or other license, permit, authorization or certificate issued by the FCC pursuant to the Communications Act.

"Fiscal Quarter" means each three-month period beginning on January 1, April 1, July 1 and October 1 of each year.

"Foreign Subsidiary" means (i) a Restricted Subsidiary that is organized and existing under the laws of a jurisdiction other than the United States, any State thereof or the District of Columbia; (ii) a Restricted Subsidiary substantially all of whose assets consist, directly or indirectly, of "controlled foreign corporations" (within the meaning of Section 957 of the Code) (each, a "CFC"); and (iii) a Restricted Subsidiary that is treated as disregarded for U.S. federal income tax purposes and owns more than 65% of the voting stock of either a CFC or a Subsidiary described in the preceding clause (ii).

"GAAP" means generally accepted accounting principles in the United States, consistently applied, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, which are in effect as of the Issue Date.

"Global Notes" means, individually and collectively, each of the Restricted Global Notes and the Unrestricted Global Notes, substantially in the form of Exhibit A hereto issued in accordance with Sections 2.01, 2.06(b)(iv), 2.06(d) or 2.06(f) hereof.

"Global Note Legend" means the legend set forth in Section 2.06(g)(ii), which is required to be placed on all Global Notes issued under this Indenture.

"Going Private Transaction" means the initial occurrence of any of the following after the Issue Date: (a) a Rule 13e-3 transaction (as that term is defined in Rule 13e-3 of the Exchange Act) involving the Issuer, or (b) any transaction that results in the Issuer being eligible to cease filing reports under Section 13(a) or 15(d) of the Exchange Act with the SEC; provided that any transaction described in clause (a) or (b) is not a Change of Control.

"Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

"Guarantee" means a guarantee by a Guarantor of the Issuer's payment Obligations under this Indenture and on the Notes.

"guarantee" means, as applied to any Indebtedness of another Person, (1) a guarantee (other than by endorsement of negotiable instruments for collection in the normal course of business), direct or indirect, in any manner, of any part or all of such Indebtedness, (2) any direct or indirect obligation, contingent, or otherwise, of a Person guaranteeing or having the effect of guaranteeing the Indebtedness of any other Person in any manner and (iii) an agreement of a Person, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such Indebtedness of another Person (and "guarantee" or "guaranteeing" shall have meanings that correspond to the foregoing).

"Guarantor" means (1) on the Issue Date, each of the Issuer's domestic Restricted Subsidiaries and (2) after the Issue Date each of the Issuer's domestic Restricted Subsidiaries which becomes a Guarantor pursuant to the provisions of this Indenture and their respective successors and assigns.

"Hedging Obligations" means, with respect to any specified Person, the obligations of such Person incurred in the normal course of business and not for speculative purposes under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements entered into with one of more financial institutions; and

(2) other agreements or arrangements designed to protect such Person or any of its Subsidiaries against fluctuations in interest rates, commodity prices or currency exchange rates.

"Holder" means a Person in whose name a Note is registered in the security register.

"IAI Global Note" means the global Note substantially in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee that will be issued in a denomination equal to the outstanding principal amount of the Notes sold to Institutional Accredited Investors.

"Immaterial Subsidiary" means, as of any date, any Restricted Subsidiary (other than a Foreign Subsidiary) whose total assets, together with all other domestic Restricted Subsidiaries that are not Guarantors, as of that date, are less than $5.0 million and whose total revenues, together with all other domestic Restricted Subsidiaries that are not Guarantors, for the most recent twelve-month period do not exceed $5.0 million; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of the Issuer or any Guarantor.

"Indebtedness" means, with respect to any specified Person, without duplication,

(1) all obligations of such Person, whether or not contingent, in respect of:

(a) the principal of and premium, if any, in respect of outstanding (i) Indebtedness of such Person for money borrowed and (ii) Indebtedness evidenced notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(b) all Capital Lease Obligations of such Person;

(c) the deferred purchase price of property, which purchase price is due more than six months after the date of taking delivery of title to such property, including all obligations of such Person for the deferred purchase price of property under any title retention agreement, but excluding accrued expenses and trade accounts payable or non-cash barter arrangements arising in the ordinary course of business; and

(d) the reimbursement obligation of any obligor for the principal amount of any letter of credit, banker's acceptance or similar transaction (excluding obligations with respect to letters of credit securing obligations (other than obligations described in clauses (a) through (c) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

(2) all net obligations in respect of Hedging Obligations;

(3) all liabilities of others of the kind described in the preceding clause (1) or (2) that such Person has guaranteed or that are otherwise its legal liability;

(4) Indebtedness (as otherwise defined in this definition) of another Person secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person, the amount of such obligations being deemed to be the lesser of:

(a) the full amount of such obligations so secured; and

(b) the Fair Market Value of such asset; and

(5) any and all deferrals, renewals, extensions, refinancings and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (1), (2), (3), (4) or this clause (5), whether or not between or among the same parties;

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability on the balance sheet of the specified Person prepared in accordance with GAAP. Indebtedness shall be calculated without giving effect to the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under this Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

For purposes of the foregoing:

(a) the amount outstanding at any time of any Indebtedness issued with original issue discount is the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP, but such Indebtedness shall be deemed incurred only as of the date of original issuance thereof;

(b) the amount of any Indebtedness described in clause (3) of the preceding paragraph shall be the maximum liability under any such Guarantee; and

(c) the amount of any other Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligations, of any contingent obligations at such date.

Notwithstanding the foregoing, in connection with the purchase by the Issuer or any Restricted Subsidiary of any business, the term "Indebtedness" will exclude (1) customary indemnification obligations and (2) post closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment is otherwise contingent; provided, however, that, such amount would not be required to be reflected on the face of a balance sheet prepared in accordance with GAAP.

"Indenture" means this Indenture, as amended or supplemented from time to time.

"Independent Qualified Party" means an investment banking firm, accounting firm or appraisal firm of national or regional standing; provided, however, that such firm is not an Affiliate of the Issuer.

"Indirect Participant" means a Person who holds a beneficial interest in a Global Note through a Participant.

"Initial Notes" means up to $291,510,000 in aggregate principal amount of the Issuer's 12.5%/15.0% Senior Subordinated Notes due 2016 issued under this Indenture in connection with the Transactions.

"Institutional Accredited Investor" means an institution that is an "accredited investor" as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act, who is not also a QIB.

"Investment" means, with respect to any Person, any direct or indirect advance, loan or other extension of credit (including by way of guarantee or similar arrangement) or capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to another Person, or any purchase or acquisition of Equity Interests, Indebtedness or other similar instruments issued by, such other Person, together with all items that are barter contributions or would be classified as investments on a balance sheet of such Person prepared in accordance with GAAP. If the Issuer or any Restricted Subsidiary issues, sells or otherwise disposes of any Equity Interests of a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Issuer or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. The acquisition by the Issuer or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Issuer or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its Fair Market Value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of "Unrestricted Subsidiary," the definition of "Restricted Payment" and the provisions of Section 4.07 hereof, any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

"Issue Date" means the date on which Notes are first issued under this Indenture.

"Letter of Transmittal" means the letter of transmittal to be prepared by the Issuer and sent to all Holders of the Notes for use by such Holders in connection with the Exchange Offer.

"Leverage Ratio" means, as of any date of determination (the "Determination Date") the ratio of (1) the aggregate outstanding amount of Indebtedness of each of the Issuer, its Restricted Subsidiaries and, for so long as TV One remains a Designated Entity, the TV One Percentage of the aggregate outstanding amount of Indebtedness of TV One and its Subsidiaries as of the last day of the most recently ended Fiscal Quarter ending on or prior to the Determination Date for which internal financial statements are internally available as of such Determination Date, determined on a consolidated basis in accordance with GAAP plus the aggregate liquidation preference of all outstanding Disqualified Stock of the Issuer and the Guarantors, Designated Preferred Stock, and Preferred Stock of such Restricted Subsidiaries and, for so long as TV One remains a Designated Entity, TV One and its Subsidiaries (except Preferred Stock issued to the Issuer or a Wholly Owned Restricted Subsidiary) as of the last day of such Fiscal Quarter ending on or prior to the Determination Date to (2) the aggregate Consolidated Cash Flow of the Issuer for the last four full Fiscal Quarters for which financial statements are internally available ending on or prior to the Determination Date (the "Reference Period").

For purposes of this definition, the aggregate outstanding principal amount of Indebtedness of the Issuer, its Restricted Subsidiaries and, for so long as TV One remains a Designated Entity, the TV One Percentage of the aggregate outstanding principal amount of Indebtedness of TV One and its Subsidiaries and the aggregate liquidation preference of all outstanding Disqualified Stock of the Issuer and the Guarantors, Designated Preferred Stock, and Preferred Stock of such Restricted Subsidiaries and, for so long as TV One remains a Designated Entity, TV One and its Subsidiaries for which such calculation is made shall be determined on a pro forma basis as if the Indebtedness, Disqualified Stock, Designated Preferred Stock and Preferred Stock giving rise to the need to perform such calculation had been incurred and issued and the proceeds therefrom had been applied, and all other transactions in respect of which such Indebtedness is being incurred or Disqualified Stock, Designated Preferred Stock or Preferred Stock is being issued had occurred, on the first day of such Reference Period. In addition to the foregoing, for purposes of this definition, the Leverage Ratio shall be calculated on a pro forma basis after giving effect to (a) the incurrence of the Indebtedness and the issuance of the Disqualified Stock, Designated Preferred Stock or Preferred Stock (and the application of the proceeds therefrom) giving rise to the need to make such calculation and any incurrence (and the application of the proceeds therefrom) or repayment of other Indebtedness, Disqualified Stock, Designated Preferred Stock or Preferred Stock, at any time subsequent to the beginning of the Reference Period and on or prior to the Determination Date, as if such incurrence or issuance (and the application of the proceeds thereof), or the repayment, as the case may be, occurred on the first day of the Reference Period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average balance of such Indebtedness at the end of each month during such period) and (b) any acquisition, disposition or Investment at any time on or subsequent to the first day of the Reference Period and on or prior to the Determination Date, as if such acquisition, disposition or Investment (including the incurrence, assumption or liability for any such Indebtedness and the issuance of such Disqualified Stock, Designated Preferred Stock or Preferred Stock and also including any Consolidated Cash Flow associated with such acquisition) occurred on the first day of the Reference Period giving pro forma effect to any non-recurring expenses, non-recurring costs and cost reductions. For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made by a responsible financial officer of the Issuer on a good faith basis and in accordance with Regulation S-X under the Securities Act. Furthermore, in calculating Consolidated Interest Expense for purposes of the calculation of Consolidated Cash Flow, (i) interest on Indebtedness determined on a fluctuating basis as of the Determination Date (including Indebtedness actually incurred on the date of the transaction giving rise to the need to calculate the Leverage Ratio) and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness as in effect on the Determination Date and (ii) notwithstanding (i) above, interest determined on a fluctuating basis, to the extent such interest is covered by Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

"License" means as to any Person, any license, permit, certificate of need, authorization, certification, accreditation, franchise, approval, or grant of rights by any governmental authority or other Person necessary or appropriate for such Person to own, maintain, or operate its business or property, including FCC Licenses.

"License Subsidiary" means any Restricted Subsidiary of the Issuer that is record owner of one or more FCC Licenses.

"Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction other than a precautionary financing statement not intended as a security agreement.

"Moody's" means Moody's Investors Service, Inc. or any successor to the rating agency business thereof.

"Net Proceeds" means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of, without duplication:

(1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any employee bonus or relocation expenses incurred as a result of the Asset Sale;

(2) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements;

(3) amounts required to be applied to the repayment of Indebtedness, other than Senior Debt, secured by a Lien on the properties or assets that were the subject of such Asset Sale, or that by the terms of such Indebtedness or in order to obtain the necessary consent to such Asset Sale or by applicable law be repaid out of the proceeds from such Asset Sale;

(4) any reserve for adjustment in respect of the sale price of such properties or assets established in accordance with GAAP or satisfaction of indemnities or commitments in respect of such Asset Sale;

(5) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale; and

(6) any portion of the purchase price from an Asset Sale placed in escrow pursuant to the terms of such Asset Sale until the termination of such escrow.

"Non-Recourse Debt" means Indebtedness:

(1) as to which neither the Issuer nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Notes) of the Issuer or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of such other Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the holders of such Indebtedness do not otherwise have recourse to the stock or assets of the Issuer or any of its Restricted Subsidiaries.

"Non-U.S. Person" means a Person who is not a U.S. Person.

"Notes" means the Initial Notes, any PIK Notes and any Exchange Notes issued under this Indenture, all of which shall be treated as a single class for all purposes under this Indenture, and unless the context otherwise requires, all references to the Notes shall include the Initial Notes, any PIK Notes and any Exchange Notes. For purposes of this Indenture, all references to "principal amount" of the Notes shall include any PIK Notes issued in respect thereof (and any increase in the principal amount thereof) as a result of a payment of PIK Interest.

"Obligations" means any principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees, and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereto.

"Officer" means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such Person.

"Officers' Certificate" means a certificate signed on behalf of an Issuer by at least two Officers of such Issuer, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of such Issuer that meets the requirements of Section 13.05 hereof.

"Operating Agreement" means an "Operating Agreement" as defined in the Existing Credit Agreement.

"Opinion of Counsel" means an opinion from legal counsel (who may be counsel to or an employee of an Issuer) that meets the requirements of Section 13.05 hereof.

"Parent Company" means any Person that owns, directly or indirectly, 100% of the outstanding Equity Interests of the Issuer.

"Participant" means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively (and, with respect to DTC, shall include Euroclear and Clearstream).

"Permitted Business" means any business engaged in by the Issuer, its Restricted Subsidiaries or Reach Media as of the Issue Date or any business reasonably related, ancillary, supportive or complementary thereto (including, without limitation, any media-related business), in each case, as determined in good faith by the Board of Directors of the Issuer.

"Permitted Group" means any investor that is a Beneficial Owner of Voting Stock of the Issuer or any Parent Company and that is also a party to a stockholders' agreement with any of the Principals or their Related Parties and any group of investors that is deemed to be a "person" (as that term is used in Section 13(d)(3) of the Exchange Act) by virtue of any such stockholders' agreement; provided that the Principals and their Related Parties continue to collectively Beneficially Own, directly or indirectly, at all times more than 50% of the Voting Stock of the Issuer or Parent Company, as applicable, and the ability to elect a majority of the members of the Board of Directors of the Issuer or Parent Company (without giving effect to any Voting Stock that may be deemed to be beneficially owned by the Principals and their Related Parties pursuant to Rule 13d-3 or 13d-5 under the Exchange Act).

"Permitted Investments" means:

(1) any Investment in the Issuer or in a Wholly Owned Restricted Subsidiary;

(2) Investments in existence on the Issue Date;

(3) any Investment in cash or Cash Equivalents;

(4) any Investment by the Issuer or any Restricted Subsidiary in a Person, if as a result of such Investment:

  (a) such Person becomes a Wholly Owned Restricted Subsidiary; or

  (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its properties or assets to, or is liquidated into, the Issuer or a Wholly Owned Restricted Subsidiary;

(5) any Investment made in a Person to the extent such Investment represents non-cash consideration received from an Asset Sale that was made pursuant to and in compliance with the provisions of Section 4.15 hereof;

(6) any Investment in any Person solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Issuer;

(7) notes and accounts receivable incurred in the ordinary course of business and any Investments received in compromise of such obligations, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(8) Hedging Obligations permitted to be incurred under the provisions of Section 4.09 hereof;

(9) loans and advances (including for business travel and relocation expenses) to employees of the Issuer or a Restricted Subsidiary in the ordinary course of business in an amount not to exceed $1.0 million in the aggregate at any one time outstanding;

(10) guarantees by the Issuer or any Guarantor of Indebtedness of the Issuer or a Guarantor otherwise permitted by Section 4.09(b)(x) hereof;

(11) (a) any TV One Investment described in clause (ii) of the definition thereof; or (b) any TV One Investment (A) in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer or, for so long as TV One remains a Designated Entity but is not otherwise a Subsidiary, TV One) of, Equity Interests of the Issuer (other than Disqualified Stock) or (B) from the net cash proceeds of a substantially concurrent cash contribution to the equity capital of the Issuer or any Restricted Subsidiary (other than cash from the Issuer, a Restricted Subsidiary, Reach Media or, for so long as TV One remains a Designated Entity, TV One); provided, that in each case, no Default or Event of Default shall have occurred and be continuing or result therefrom; and provided, further, that the amount of any net cash proceeds received pursuant to clause (B) that are utilized for a TV One Investment will be excluded from clause (2) of the definition of Restricted Payments Basket; and

(12) any Investment due to intercompany advances or payables resulting from any of the transactions covered by Section 4.10(b)(vii) hereof.

"Permitted Junior Securities" means:

(1) Equity Interests in the Issuer or, subject to the provisions of the Existing Credit Agreement, any Guarantor; or

(2) debt securities that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the Notes and the Guarantees are subordinated to Senior Debt under this Indenture.

12

"Permitted Liens" means:

(1) Liens securing Indebtedness incurred pursuant to Section 4.09(b)(i) or (ix) hereof and all other Obligations related to such Indebtedness;

(2) [Reserved];

(3) Liens in favor of the Issuer or the Guarantors;

(4) Liens on property or assets of a Person existing at the time such Person is merged with or into or consolidated with the Issuer or a Restricted Subsidiary or on property or assets acquired by the Issuer or any Restricted Subsidiary (and in each case not created or incurred in anticipation of such transaction), including Liens securing Acquired Debt permitted to be incurred pursuant to Section 4.09(b)(xiv) hereof; provided that such Liens are not extended to the property and assets of the Issuer and its Restricted Subsidiaries other than the property or assets acquired;

(5) Liens to secure Capital Lease Obligations, mortgage financings or purchase money debt permitted to be incurred pursuant to Section 4.09(b)(v) hereof covering only the assets financed by or acquired with such Indebtedness (and the proceeds thereof);

(6) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(7) Liens existing on the Issue Date (other than Liens permitted under clause (1) above);

(8) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(9) Liens securing Permitted Refinancing Indebtedness incurred to refinance Indebtedness that was previously so secured; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, was required to secure and under this Indenture was permitted to secure) the Indebtedness being refinanced;

(10) any Lien incurred in the ordinary course of business incidental to the conduct of the business of the Issuer or the Restricted Subsidiaries or the ownership of their property (including (a) easements, rights of way and similar encumbrances or zoning or similar restrictions which do not individually or in the aggregate materially adversely affect the value of such property or materially impair the operation of the business of the Issuer or any Subsidiary, (b) rights or title of lessors under leases (other than Capital Lease Obligations), (c) rights of collecting banks having rights of setoff, revocation, refund or chargeback with respect to money or instruments of the Issuer or the Restricted Subsidiaries on deposit with or in the possession of such banks, (d) Liens imposed by law for sums not yet due or the validity of which are being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted and which proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien, and for which adequate reserves have been established to the extent required by GAAP, including Liens under workers' compensation or similar legislation and mechanics', carriers', warehousemen's, materialmen's, suppliers' and vendors' Liens, (e) Liens arising under licensing agreements and (f) Liens incurred to secure performance of obligations with respect to statutory or regulatory requirements, worker's compensation, performance or return of money bonds, surety bonds or other obligations of a like nature and incurred in a manner consistent with industry practice);

(11) Liens for taxes, assessments and governmental charges not yet due or the validity of which are being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted and which proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien, and for which adequate reserves have been established to the extent required by GAAP as in effect at such time;

(12) Liens securing judgments not constituting a Default or an Event of Default;

(13) Liens incurred in the ordinary course of business of the Issuer or any Restricted Subsidiary of the Issuer with respect to Indebtedness that does not exceed $1.0 million at any one time outstanding; and

(14) in the event TV One or its Subsidiaries become Restricted Subsidiaries, Liens securing Permitted TV One Indebtedness (and any refinancing thereof permitted in Section 4.09(b)(xviii) hereof.

"Permitted Refinancing Indebtedness" means any Indebtedness of the Issuer or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Issuer or any of its Restricted Subsidiaries incurred in compliance with this Indenture (other than intercompany Indebtedness); provided that:

    (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

    (2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

    (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to any other Indebtedness, such Permitted Refinancing Indebtedness is subordinated in right of payment to the holders of such other Indebtedness on terms at least as favorable to the holders of such other Indebtedness as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

    (4) such Indebtedness is not incurred by a Restricted Subsidiary of the Issuer if the Issuer is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; provided, however, that a Restricted Subsidiary that is also a Guarantor may guarantee Permitted Refinancing Indebtedness incurred by the Issuer, whether or not such Restricted Subsidiary was an obligor or guarantor of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

"Permitted TV One Indebtedness" means Indebtedness incurred or Preferred Stock issued by TV One or any of its Subsidiaries, the net proceeds of which are used to finance the acquisition of TV One Equity Interests resulting from the exercise of certain put rights pursuant to Section 12.2 of the TV One LLC Agreement of the Financial Investor Members (as such term is defined in the TV One LLC Agreement), the DTV Investors and the Class D Members (as such term is defined in the TV One LLC Agreement) and any payment obligations arising in connection with or as a result of such acquisition; provided that: (i) the aggregate principal amount at any time outstanding of such Indebtedness plus the aggregate liquidation value at any time outstanding of such Preferred Stock shall not exceed $120.0 million and (ii) such Indebtedness at all times constitutes TV One Non-Recourse Debt.

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

"PIK Election" has the meaning set forth in Exhibit A hereto.

"PIK Interest" has the meaning set forth in Exhibit A hereto.

"PIK Notes" has the meaning set forth in Exhibit A hereto.

"Preferred Stock" means, with respect to any Person, Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person over shares of Capital Stock of any other class of such Person.

"Principal" means Catherine L. Hughes and Alfred C. Liggins, III.

"Private Placement Legend" means the legend set forth in Section 2.06(g)(i) to be placed on all Notes issued under this Indenture except where otherwise permitted by the provisions of this Indenture.

"QIB" means a "qualified institutional buyer" as defined in Rule 144A.

"Radio One Securities" means any Equity Interests or debt securities of the Issuer, any of its Restricted Subsidiaries or any Affiliates (other than TV One or any Subsidiary of TV One).

"Reach Media" means Reach Media, Inc., a Delaware corporation, and any successor entity.

"Registration Rights Agreement" means the registration rights agreement with respect to the registered exchange offer for the Notes.

"Regulation S" means Regulation S promulgated under the Securities Act.

"Regulation S Global Note" means a Regulation S Temporary Global Note or a Regulation S Permanent Global Note, as appropriate.

"Regulation S Permanent Global Note" means a Global Note substantially in the form of Exhibit A hereto, bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Notes sold in reliance on Regulation S.

"Regulation S Temporary Global Note" means a temporary Global Note substantially in the form of Exhibit A, bearing the Private Placement Legend and the Regulation S Temporary Global Note Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Notes initially sold in reliance on Rule 903 of Regulation S.

"Regulation S Temporary Global Note Legend" means the legend set forth in Section 2.06(g)(iii).

"Related Party" means:

(1) any 80% (or more) owned Subsidiary or immediate family member of any Principal; or

(2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons Beneficially Owning an 80% or more controlling interest of such entit(ies) consists of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

"Representative" means, as the case may be, a trustee, agent or representative appointed for the holders of any Senior Debt under an agreement to which such Senior Debt was issued.

"Responsible Officer," when used with respect to the Trustee, means any officer within the Corporate Trust Administration of the Trustee (or any successor group of the Trustee), including any vice president, assistant vice president, assistant treasurer, trust officer or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

"Restricted Definitive Note" means a Definitive Note bearing the Private Placement Legend.

"Restricted Global Note" means a Global Note bearing the Private Placement Legend.

"Restricted Period" means the 40-day distribution compliance period as defined in Regulation S.

"Restricted Subsidiary" of a Person means any Subsidiary of the referenced Person that has not been designated as an Unrestricted Subsidiary in accordance with the Notes.

"ROCH" means Radio One Cable Holdings, Inc., a Delaware corporation, and any successor entity.

"Rule 144" means Rule 144 promulgated under the Securities Act.

"Rule 144A" means Rule 144A promulgated under the Securities Act.

"Rule 903" means Rule 903 promulgated under the Securities Act.

"Rule 904" means Rule 904 promulgated under the Securities Act.

"Securities Act" means the Securities Act of 1933, as amended.

"Senior Debt" means all Obligations with respect to Indebtedness of the Issuer or any Guarantor outstanding under the Existing Credit Agreement, in each case as permitted to be incurred under Section 4.09(b)(i) hereof and all Hedging Obligations with respect thereto.

"Senior Guarantees" means the Guarantees by the Guarantors of Obligations under the Existing Credit Agreement.

"Shelf Registration Statement" means the Shelf Registration Statement as defined in the Registration Rights Agreement.

"Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

"S&P" means Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc., and any successor to its rating agency business.

"Special Interest" has the meaning set forth in the Registration Rights Agreement.

"Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provisions providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

"Station" means a radio station operated to broadcast commercial radio programming over radio signals within a specified geographic area.

"Subordinated Obligation" means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter incurred) which is subordinate or junior in right of payment to, in the case of the Issuer, the Notes, or, in the case of a Guarantor, the Guarantee of such Guarantor, pursuant to a written agreement to that effect, including the Existing Subordinated Notes.

"Subsidiary" means, with respect to any specified Person:

(1) any corporation, association or other business entity (other than a partnership) of which more than 50% of the total voting power of Voting Stock is at the time owned or controlled, directly or through another Subsidiary, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof), or (c) as to which such Person and its Subsidiaries are entitled to receive more than 50% of the assets of such partnership upon its dissolution.

"TIA" means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the date on which this Indenture is qualified under the TIA.

"Transactions" means, collectively, the issuance of the Notes in exchange for the Existing Subordinated Notes (including the payment of accrued interest thereon) or otherwise to facilitate the completion of such exchange offer and the transactions related thereto, including the execution and delivery of the amendment to the Existing Credit Agreement in connection therewith and the payment of fees and expenses associated therewith.

"TV One" means TV One, LLC, a Delaware limited liability company, and any successor entity (including by way of merger, consolidation or transfer of all or substantially all of the assets of TV One and its Subsidiaries, if any, taken as a whole).

"TV One Investment" means: (i) the acquisition by the Issuer or any of its Wholly Owned Restricted Subsidiaries of Equity Interests of TV One and any payment obligations arising in connection with or as a result of such acquisition and (ii) the contribution of any property or assets to the capital of TV One pursuant to the provisions of the TV One LLC Agreement and/or arising in connection with or as a result of any transaction described in clause (i) hereof in a net amount (after giving effect to a substantially concurrent dividend by TV One) not to exceed $13.7 million (and, in each case, any reasonable related fees and expenses); provided, that any such Equity Interests of TV One, if not acquired by ROCH, shall be immediately contributed to ROCH so long as TV One remains a Designated Entity under the terms of this Indenture.

"TV One LLC Agreement" means the Second Amended Limited Liability Company Operating Agreement of TV One, dated as of December 28, 2004, as amended from time to time through June 15, 2010.

"TV One Non-Recourse Debt" means Indebtedness:

(1) as to which neither the Issuer nor any of its Restricted Subsidiaries (other than TV One and its Subsidiaries) (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Notes and the Senior Debt) of the Issuer or any of its Restricted Subsidiaries (other than TV One and its Subsidiaries) to declare a default on such other Indebtedness or cause the payment of such other Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the holders of such Indebtedness do not otherwise have recourse to the stock or assets of the Issuer or any of its Restricted Subsidiaries (other than TV One and its Subsidiaries or Equity Interests of TV One owned by ROCH).

"TV One Percentage" means the Issuer's direct or indirect ownership percentage of the Equity Interests of TV One.

"TV One Permitted Business" means any business engaged in by TV One as of the Issue Date or any business reasonably related, ancillary, supportive or complementary thereto (including, without limitation, any media related business), in each case, as determined in good faith by the Board of Directors of the Issuer.

"Unrestricted Definitive Note" means one or more Definitive Notes that do not bear and are not required to bear the Private Placement Legend.

"Unrestricted Global Note" means a permanent global Note substantially in the form of Exhibit A attached hereto that bears the Global Note Legend and that has the "Schedule of Exchanges of Interests in the Global Note" attached thereto, and that is deposited with or on behalf of and registered in the name of the Depositary or its nominee, representing a series of Notes that do not bear the Private Placement Legend.

"Unrestricted Subsidiary" means:

(1)   as of the Issue Date, Reach Media (and each of its respective Subsidiaries, if any);

(2)   in the event TV One becomes a Subsidiary of the Issuer on or after the Issue Date, TV One (and each of its Subsidiaries, if any), unless TV One is otherwise designated as a Restricted Subsidiary pursuant to this Indenture;

(3)   any other Subsidiary of the Issuer that is designated by the Board of Directors of the Issuer as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

   (a)   has no Indebtedness other than Non-Recourse Debt;

   (b)   is not party to any agreement, contract, arrangement or understanding with the Issuer or any Restricted Subsidiary of the Issuer unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Issuer or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Issuer;

   (c)   is a Person with respect to which neither the Issuer nor any of its Restricted Subsidiaries has any direct or indirect obligation (i) to subscribe for additional Equity Interests or (ii) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

   (d)   has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Issuer or any of its Restricted Subsidiaries; and

(4)   any Subsidiary of an Unrestricted Subsidiary;

provided that (i) in no event may ROCH be designated as an Unrestricted Subsidiary, (ii) the Issuer may not designate TV One as an Unrestricted Subsidiary at any time after it has become a Restricted Subsidiary (if ever) and (iii) no Subsidiary may be designated as an Unrestricted Subsidiary unless it is also an "unrestricted subsidiary" for purposes of the Existing Credit Agreement.

Any future designation of a Subsidiary of the Issuer as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the preceding conditions and was permitted by Section 4.07 hereof. If, at any time, (i) any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, (ii) the Issuer, any of its Restricted Subsidiaries and/or any Affiliate Entities become the Beneficial Owner of 90% or more of the outstanding Equity Interests of TV One or (iii) the Issuer, any of its Restricted Subsidiaries and/or any Affiliated Entities become the Beneficial Owner of 80% or more of the outstanding Equity Interests of Reach Media, then, in each case, such Unrestricted Subsidiary will thereafter cease to be an Unrestricted Subsidiary for all purposes of this Indenture, including that any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Issuer as of such date and any Lien of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Issuer as of such date, and if such Indebtedness is not permitted to be incurred as of such date pursuant to Section 4.09 hereof or such Lien is not permitted to be incurred as of such date under the provisions of Section 4.11 hereof then, in either case, the Issuer will be in default of such Section.

"Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors of such Person.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)   the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)   the then outstanding principal amount of such Indebtedness.

"Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary in which 90% or more of the outstanding Equity Interests (other than directors' qualifying shares and shares issued to foreign nationals under applicable law) are owned by the Issuer or another Wholly Owned Restricted Subsidiary of the Issuer and any other outstanding Equity Interests are owned by officers, directors or employees of such Restricted Subsidiary (provided that with respect to Reach Media in the event it ceases to be an Unrestricted Subsidiary, 80% or more of the outstanding Equity Interests are owned by the Issuer or another Wholly Owned Restricted Subsidiary of the Issuer and any other outstanding Equity Interests are owned by officers, directors or employees of Reach Media).

Section 1.02 <u>Other Definitions</u>.

Term	**Defined in Section**
"Affiliate Transaction"	Section 4.10(a)
"Asset Sale Offer"	Section 3.09
"Authentication Order"	Section 2.02
"Change of Control Offer"	Section 4.16(a)
"Change of Control Payment"	Section 4.16(a)
"Change of Control Payment Date"	Section 4.16(a)
"Covenant Defeasance"	Section 8.02
"Default Interest"	Section 4.01
"Event of Default"	Section 6.01
"Excess Proceeds"	Section 4.15(c)
"incur"	Section 4.09(a)
"Legal Defeasance"	Section 8.01
"Offer Amount"	Section 3.09
"Offer Period"	Section 3.09
"Paying Agent"	Section 2.03
"Payment Blockage Notice"	Section 10.03(a)(ii)
"payment default"	Section 6.01(f)
"Permitted Debt"	Section 4.09(b)
"Purchase Date"	Section 3.09
"Registrar"	Section 2.03
"Required Filing Dates"	Section 4.03(a)
"Required Reports"	Section 4.03(a)
"Restricted Payments"	Section 4.07(a)(iv)
"Restricted Payments Basket"	Section 4.07(a)(iv)(C)
"Surviving Entity"	Section 5.01(a)(i)
"TV One Affiliate Transaction"	Section 4.10(a)
"USA Patriot Act"	Section 13.16

Section 1.03 <u>Incorporation by Reference of Trust Indenture Act</u>.

Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture.

The following TIA terms used in this Indenture have the following meanings:

"<u>indenture securities</u>" means the Notes;

"<u>indenture security holder</u>" means a Holder of a Note;

"<u>indenture to be qualified</u>" means this Indenture;

"<u>indenture trustee</u>" or "<u>institutional trustee</u>" means the Trustee; and

"<u>obligor</u>" on the Notes and any Guarantee means the Issuer and any Guarantor, respectively, and any successor obligor upon the Notes and any Guarantee, respectively.

All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule under the TIA have the meanings so assigned to them.

18

Section 1.04 <u>Rules of Construction</u>.

Unless the context otherwise requires:

(a) a term has the meaning assigned to it;

(b) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(c) "or" is not exclusive;

(d) words in the singular include the plural, and in the plural include the singular;

(e) provisions apply to successive events and transactions; and

(f) references to sections of or rules under the Securities Act shall be deemed to include substitute, replacement of successor sections or rules adopted by the SEC from time to time.

19

ARTICLE 2 - THE NOTES

Section 2.01 <u>Form and Dating</u>.

(a) <u>General</u>. The Notes and the Trustee's certificate of authentication shall be substantially in the form of Exhibit A hereto. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Note shall be dated the date of its authentication. The Notes shall be in minimum denominations of $1,000 and integral multiples of $1.00 in excess thereof, subject to the issuance of PIK Notes, which may be issued in integral multiples of $1.00.

The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this Indenture and the Issuer and each Guarantor, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(b) <u>Global Notes</u>. Notes issued in global form shall be substantially in the form of Exhibit A attached hereto (including the Global Note Legend thereon and the "Schedule of Exchanges of Interests in the Global Note" attached thereto). Notes issued in definitive form shall be substantially in the form of Exhibit A attached hereto (but without the Global Note Legend thereon and without the "Schedule of Exchanges of Interests in the Global Note" attached thereto). Each Global Note shall represent such of the outstanding Notes as shall be specified therein and each shall provide that it shall represent the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06 hereof.

Following the termination of the Restricted Period, beneficial interests in the Regulation S Temporary Global Note will be exchanged for beneficial interests in the Regulation S Permanent Global Note pursuant to the Applicable Procedures. Simultaneously with the authentication of the Regulation S Permanent Global Note, the Trustee will cancel the Regulation S Temporary Global Note. The aggregate principal amount of the Regulation S Temporary Global Note and the Regulation S Permanent Global Note may from time to time be increased or decreased by adjustments made on the records of the Registrar and the Depositary or its nominee, as the case may be, in connection with transfers of interest as hereinafter provided.

(c) <u>Euroclear and Clearstream Procedures Applicable</u>. The provisions of the "Operating Procedures of the Euroclear System" and "Terms and Conditions Governing Use of Euroclear" and the "General Terms and Conditions of Clearstream Banking" and "Customer Handbook" of Clearstream shall be applicable to transfers of beneficial interests in the Regulation S Temporary Global Note and the Regulation S Permanent Global Note that are held by Participants through Euroclear or Clearstream. The Trustee shall have no duties in respect of this Section 2.01(c) and shall not be deemed to have knowledge of the contents of the documents cited in this subsection.

Section 2.02 <u>Execution and Authentication</u>.

At least one Officer shall execute the Notes, by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

A Note shall not be entitled to any benefit under this Indenture or be valid or obligatory for any purpose until authenticated substantially in the form provided for in Exhibit A attached hereto, by the manual signature of the Trustee. The signature shall be conclusive evidence that the Note has been duly authenticated and delivered under this Indenture.

The aggregate principal amount of Notes which may be authenticated and delivered under this Indenture is limited to the amount of the Initial Notes issued in connection with the Transactions plus an unlimited amount of PIK Notes, and issuances pursuant to Section 2.07.

The Trustee will authenticate and deliver such amount of Initial Notes as are required to be issued by the Issuer in connection with the Transactions, in aggregate principal amount specified in a written order of the Issuer pursuant to this Section 2.02, signed by two Officers of the Issuer (an "<u>Authentication Order</u>"). Such Authentication Order will specify the amount of the Initial Notes to be authenticated and the date on which the original issue of the Initial Notes is to be authenticated.

On each Interest Payment Date for which the Company has made a PIK Election, the Issuer shall request the Trustee to, and the Trustee shall upon the Issuer's request, authenticate and deliver PIK Notes for original issuance to the Holders of the Notes on the relevant record date in an aggregate principal amount necessary to pay the PIK Interest. With respect to PIK Notes represented by one or more Global Notes registered in the name of DTC or its nominee on the relevant record date, the principal amount of such PIK Notes shall be increased by an amount equal to the amount of PIK Interest for the applicable interest period. Other than as provided in the preceding sentence, any PIK Note so issued will be dated as of the applicable interest payment date, will bear interest from and after such date and will be issued with the designation "PIK" on the face thereof. Notwithstanding anything to the contrary in this Indenture, the Issuer may not issue PIK Notes in lieu of paying interest in cash if such cash interest is Default Interest or is interest payable with respect to any principal that is due and payable, whether at Stated Maturity, upon redemption, repurchase or otherwise.

With respect to Notes represented by certificated notes, PIK Interest shall be paid by issuing PIK Notes in certificated form in an aggregate principal amount equal to the amount of PIK Interest paid for the applicable period (rounded up to the nearest $1.00), and the Trustee will, upon delivery of an Authentication Order by the Issuer, authenticate and deliver such PIK Notes in certificated form for original issuance to the Holders on the relevant record date, as shown by the records of the register of Holders. Any payment of PIK Interest shall be deemed to be payment in full to the same extent as if it were paid in cash.

The Trustee may appoint an authenticating agent acceptable to the Issuer to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Issuer.

Section 2.03 <u>Registrar and Paying Agent</u>.

The Issuer shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange ("<u>Registrar</u>") and an office or agency where Notes may be presented for payment ("<u>Paying Agent</u>"). The Registrar shall keep a register of the Notes and of their transfer and exchange. The Issuer may appoint one or more co-registrars and one or more additional paying agents. The term "<u>Registrar</u>" includes any co-registrar and the term "<u>Paying Agent</u>" includes any additional paying agent. The Issuer may change any Paying Agent or Registrar without notice to any Holder. The Issuer shall notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Issuer fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such. The Issuer or any of its domestic Subsidiaries may act as Paying Agent or Registrar.

The Issuer initially appoints DTC to act as Depositary with respect to the Global Notes.

The Issuer initially appoints the Trustee to act as the Registrar and Paying Agent and to act as Custodian with respect to the Global Notes.

Section 2.04 <u>Paying Agent to Hold Money in Trust</u>.

The Issuer shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent shall hold in trust for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of principal, premium, if any, or Special Interest, if any, or interest on the Notes, and will notify the Trustee of any default by the Issuer in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Issuer at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Issuer or a Subsidiary) shall have no further liability for the money. If the Issuer or a Subsidiary acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Issuer, the Trustee shall serve as Paying Agent for the Notes.

Section 2.05 <u>Holder Lists</u>.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders and shall otherwise comply with TIA § 312(a). If the Trustee is not the Registrar, the Issuer shall furnish to the Trustee at least seven Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders of Notes and the Issuer shall otherwise comply with TIA § 312(a).

Section 2.06 <u>Transfer and Exchange</u>.

(a) <u>Transfer and Exchange of Global Notes</u>. A Global Note may not be transferred as a whole except by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. All Global Notes will be exchanged by the Issuer for Definitive Notes if (i) the Issuer delivers to the Trustee notice from the Depositary that it is unwilling or unable to continue to act as Depositary or that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Issuer within 120 days after the date of such notice from the Depositary or (ii) the Issuer in its sole discretion determines that the Global Notes (in whole but not in part) should be exchanged for Definitive Notes and delivers a written notice to such effect to the Trustee. Upon the occurrence of either of the preceding events in (i) or (ii) above, Definitive Notes shall be issued in such names as the Depositary shall instruct the Trustee. Global Notes also may be exchanged or replaced, in whole or in part, as provided in Section 2.07 and Section 2.10 hereof. A Global Note may not be exchanged for another Note other than as provided in this Section 2.06(a), however, beneficial interests in a Global Note may be transferred and exchanged as provided in Sections 2.06(b), (c) or (f) hereof.

(b) <u>Transfer and Exchange of Beneficial Interests in the Global Notes</u>. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depositary, in accordance with the provisions of this Indenture and the Applicable Procedures. Neither the Trustee nor the Registrar shall have any duty to monitor compliance with the requirements or conditions for effecting transfers of beneficial interests within a Global Note. Beneficial interests in the Restricted Global Notes shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Transfers of beneficial interests in the Global Notes also shall require compliance with either clause (i) or (ii) below, as applicable, as well as one or more of the other following subsections, as applicable:

(i) <u>Transfer of Beneficial Interests in the Same Global Note</u>. Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend; <u>provided</u>, <u>however</u>, that prior to the expiration of the Restricted Period, transfers of beneficial interests in the Regulation S Temporary Global Note may not be made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser). Beneficial interests in any Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.06(b)(i).

(ii) <u>All Other Transfers and Exchanges of Beneficial Interests in Global Notes</u>. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.06(b)(i) above, the transferor of such beneficial interest must deliver to the Registrar either (A) (1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase or (B) both (1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer or exchange referred to in (1) above; <u>provided</u> that in no event shall Definitive Notes be issued upon the transfer or exchange of beneficial interests in the Regulation S Temporary Global Note prior to the expiration of the Restricted Period as certified by the Issuer to the Registrar. Upon consummation of an Exchange Offer by the Issuer in accordance with Section 2.06(f) hereof, the requirements of this Section 2.06(b)(ii) shall be deemed to have been satisfied upon receipt by the Issuer or an agent of the Issuer of the instructions contained in the Letter of Transmittal delivered by the Holder of such beneficial interests in the Restricted Global Notes. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Section, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 2.06(h) hereof.

(iii) <u>Transfer of Beneficial Interests to Another Restricted Global Note</u>. A beneficial interest in any Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 2.06(b)(ii) above and the Registrar receives the following:

(A) if the transferee will take delivery in the form of a beneficial interest in the 144A Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof; or

(B) if the transferee will take delivery in the form of a beneficial interest in the Regulation S Temporary Global Note or the Regulation S Permanent Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof.

(iv) <u>Transfer and Exchange of Beneficial Interests in a Restricted Global Note for Beneficial Interests in an Unrestricted Global Note</u>. A beneficial interest in any Restricted Global Note may be exchanged by any Holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.06(b)(ii) above and:

(A) such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the Registration Rights Agreement and the holder of the beneficial interest to be transferred, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (1) a broker-dealer, (2) a Person participating in the distribution of the Exchange Notes or (3) a Person who is an affiliate (as defined in Rule 144) of the Issuer;

(B) such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;

(C) such transfer is effected by a Broker-Dealer pursuant to the Exchange Offer Registration Statement in accordance with the Registration Rights Agreement; or

(D) the Registrar receives the following:

(1) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (1)(a) thereof; or

(2) if the Holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such Holder substantially in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (D), if the Issuer so requests, an Opinion of Counsel in form reasonably acceptable to the Issuer to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

If any such transfer is effected pursuant to this clause (iv) at a time when an Unrestricted Global Note has not yet been issued, the Issuer shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred pursuant to this clause (iv).

Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Note.

(c) Transfer or Exchange of Beneficial Interests for Definitive Notes.

(i) Beneficial Interests in Restricted Global Notes to Restricted Definitive Notes. If any holder of a beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Note, then, upon receipt by the Registrar of the following documentation:

(A) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (2)(a) thereof;

(B) if such beneficial interest is being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(C) if such beneficial interest is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (2) thereof;

(D) if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E) if such beneficial interest is being transferred to an Institutional Accredited Investor in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (B) through (D) above, a certificate to the effect set forth in Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable;

(F) if such beneficial interest is being transferred to the Issuer or any of their Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(G) if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(c) thereof,

the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(h) hereof, and the Issuer shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c)(i) shall bear the Private Placement Legend and the Regulation S Temporary Global Note Legend, as applicable, and shall be subject to all restrictions on transfer contained therein.

(ii) <u>Beneficial Interests in Regulation S Temporary Global Note to Definitive Notes</u>. Notwithstanding Section 2.06(c)(i)(A) and Section 2.06(c)(i)(C), a beneficial interest in the Regulation S Temporary Global Note may not be exchanged for a Definitive Note or transferred to a Person who takes delivery thereof in the form of a Definitive Note prior to (A) the expiration of the Restricted Period as certified to the Registrar by the Issuer and (B) the receipt by the Registrar of a certificate in the form attached as Exhibit B hereto, except in the case of a transfer pursuant to an exemption from the registration requirements of the Securities Act other than Rule 903 or Rule 904.

(iii) <u>Beneficial Interests in Restricted Global Notes to Unrestricted Definitive Notes</u>. A Holder of a beneficial interest in a Restricted Global Note may exchange such beneficial interest for an Unrestricted Definitive Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note only if:

(A) such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the Registration Rights Agreement and the Holder of such beneficial interest, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (1) a broker-dealer, (2) a Person participating in the distribution of the Exchange Notes or (3) a Person who is an affiliate (as defined in Rule 144) of the Issuer;

(B) such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;

(C) such transfer is effected by a Broker-Dealer pursuant to the Exchange Offer Registration Statement in accordance with the Registration Rights Agreement; or

(D) the Registrar receives the following:

(1) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for an Unrestricted Definitive Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (1)(b) thereof; or

(2) if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a Definitive Note that does not bear the Private Placement Legend, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (D), if the Issuer so requests, an Opinion of Counsel in form reasonably acceptable to the Issuer to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(iv) <u>Beneficial Interests in Unrestricted Global Notes to Unrestricted Definitive Notes</u>. If any holder of a beneficial interest in an Unrestricted Global Note proposes to exchange such beneficial interest for a Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note, then, upon satisfaction of the conditions set forth in Section 2.06(b)(ii) hereof, the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(h) hereof, and the Issuer shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(iii) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(iv) shall not bear the Private Placement Legend.

(d) <u>Transfer and Exchange of Definitive Notes for Beneficial Interests</u>.

(i) Restricted Definitive Notes to Beneficial Interests in Restricted Global Notes. If any Holder of a Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note or to transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

(A) if the Holder of such Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (2)(b) thereof;

(B) if such Restricted Definitive Note is being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(C) if such Restricted Definitive Note is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (2) thereof;

(D) if such Restricted Definitive Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E) if such Restricted Definitive Note is being transferred to an Institutional Accredited Investor in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (B) through (D) above, a certificate to the effect set forth in Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable;

(F) if such Restricted Definitive Note is being transferred to the Issuer or any of their Subsidiaries, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(G) if such Restricted Definitive Note is being transferred pursuant to an effective registration statement under the Securities Act, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(c) thereof,

the Trustee shall cancel the Restricted Definitive Note, increase or cause to be increased the aggregate principal amount of, in the case of clause (A) above, the appropriate Restricted Global Note, in the case of clause (B) above, the 144A Global Note, in the case of clause (C) above, the Regulation S Global Note, and in the case of clause (D) above, the IAI Global Note.

(ii) <u>Restricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes</u>. A Holder of a Restricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if:

(A) such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the Registration Rights Agreement and the Holder, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (1) a broker-dealer, (2) a Person participating in the distribution of the Exchange Notes or (3) a Person who is an affiliate (as defined in Rule 144) of the Issuer;

(B) such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;

(C) such transfer is effected by a Broker-Dealer pursuant to the Exchange Offer Registration Statement in accordance with the Registration Rights Agreement; or

25

(D) the Registrar receives the following:

(1) if the Holder of such Definitive Notes proposes to exchange such Notes for a beneficial interest in the Unrestricted Global Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (1)(c) thereof; or

(2) if the Holder of such Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of a beneficial interest in the Unrestricted Global Note, a certificate from such Holder substantially in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (D), if the Issuer so requests, an Opinion of Counsel in form reasonably acceptable to the Issuer to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

Upon satisfaction of the conditions of any of the subparagraphs in this Section 2.06(d)(ii), the Trustee shall cancel the Definitive Notes and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note.

(iii) _Unrestricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes_. A Holder of an Unrestricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Definitive Note and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes.

If any such exchange or transfer from a Definitive Note to a beneficial interest is effected pursuant to clause (ii) or (iii) above at a time when an Unrestricted Global Note has not yet been issued, the Issuer shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of Definitive Notes so transferred.

(e) _Transfer and Exchange of Definitive Notes for Definitive Notes_. Upon request by a Holder of Definitive Notes and such Holder's compliance with the provisions of this Section 2.06(e), the Registrar shall register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.06(e).

(i) _Restricted Definitive Notes to Restricted Definitive Notes_. Any Restricted Definitive Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Note if the Registrar receives the following:

(A) if the transfer will be made to a QIB in accordance with Rule 144A under the Securities Act, then the transferor must deliver a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(B) if the transfer will be made pursuant to Rule 903 or Rule 904, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; and

(C) if the transfer will be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable.

(ii) _Restricted Definitive Notes to Unrestricted Definitive Notes_. Any Restricted Definitive Note may be exchanged by the Holder thereof for an Unrestricted Definitive Note or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Definitive Note if:

(A) such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the Registration Rights Agreement and the Holder, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (1) a broker-dealer, (2) a Person participating in the distribution of the Exchange Notes or (3) a Person who is an affiliate (as defined in Rule 144) of the Issuer;

(B) any such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;

(C) any such transfer is effected by a Broker-Dealer pursuant to the Exchange Offer Registration Statement in accordance with the Registration Rights Agreement; or

(D) the Registrar receives the following:

(1) if the Holder of such Restricted Definitive Notes proposes to exchange such Notes for an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(d) thereof; or

(2) if the Holder of such Restricted Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such Holder substantially in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (D), if the Issuer so requests, an Opinion of Counsel in form reasonably acceptable to the Issuer to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(iii) <u>Unrestricted Definitive Notes to Unrestricted Definitive Notes</u>. A Holder of Unrestricted Definitive Notes may transfer such Notes to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Notes pursuant to the instructions from the Holder thereof.

(f) <u>Exchange Offer</u>. Upon the occurrence of the Exchange Offer in accordance with the Registration Rights Agreement, the Issuer shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02, the Trustee shall authenticate (i) one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of the beneficial interests in the Restricted Global Notes tendered for acceptance by Persons that certify in the applicable Letters of Transmittal that (x) they are not broker-dealers, (y) they are not participating in a distribution of the Exchange Notes and (z) they are not affiliates (as defined in Rule 144) of the Issuer, and accepted for exchange in the Exchange Offer and (ii) Definitive Notes in an aggregate principal amount equal to the principal amount of the Restricted Definitive Notes accepted for exchange in the Exchange Offer. Concurrently with the issuance of such Notes, the Trustee shall cause the aggregate principal amount of the applicable Restricted Global Notes to be reduced accordingly, and the Issuer shall execute and the Trustee shall authenticate and deliver to the Persons designated by the Holders of Definitive Notes so accepted Definitive Notes in the appropriate principal amount.

(g) <u>Legends</u>. The following legends shall appear on the face of all Global Notes and Definitive Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture.

(i) <u>Private Placement Legend</u>.

(A) Except as permitted by subparagraph (B) below, each Global Note and each Definitive Note (and all Notes issued in exchange therefor or substitution therefor) shall bear the legend in substantially the following form:

"THE NOTES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A)(1) TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), (4) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (5) PURSUANT TO ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED ON AN OPINION OF COUNSEL IF THE ISSUER SO REQUESTS) AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND OTHER JURISDICTIONS."

(B) Notwithstanding the foregoing, any Global Note or Definitive Note issued pursuant to clause (b)(iv), (c)(iii), (c)(iv), (d)(ii), (d)(iii), (e)(ii), (e)(iii) or (f) of this Section 2.06 (and all Notes issued in exchange therefor or substitution thereof) shall not bear the Private Placement Legend.

(ii) Global Note Legend. Each Global Note shall bear a legend in substantially the following form:

"THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06(H) OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(A) OF THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE ISSUER. UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) ("DTC") TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN."

(iii) Regulation S Temporary Global Note Legend. Each temporary Note that is a Global Note issued pursuant to Regulation S shall bear a legend in substantially the following form:

"THIS GLOBAL NOTE IS A TEMPORARY GLOBAL NOTE FOR PURPOSES OF REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. NEITHER THIS TEMPORARY GLOBAL NOTE NOR ANY INTEREST HEREIN MAY BE OFFERED, SOLD OR DELIVERED, EXCEPT AS PERMITTED UNDER THE INDENTURE REFERRED TO BELOW.

NO BENEFICIAL OWNERS OF THIS TEMPORARY GLOBAL NOTE SHALL BE ENTITLED TO RECEIVE PAYMENT OF PRINCIPAL OR INTEREST HEREON UNLESS THE REQUIRED CERTIFICATIONS HAVE BEEN DELIVERED PURSUANT TO THE TERMS OF THE INDENTURE."

(h) Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.11 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such increase.

(i) General Provisions Relating to Transfers and Exchanges.

(i) To permit registrations of transfers and exchanges, the Issuer shall execute and the Trustee shall authenticate Global Notes and Definitive Notes upon receipt of an Authentication Order in accordance with Section 2.02 hereof or at the Registrar's request.

(ii) No service charge shall be made to a holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Section 2.10, Section 3.06, Section 3.09, Section 4.15, Section 4.16 and Section 9.05 hereof).

(iii) The Registrar shall not be required to register the transfer of or exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(iv) All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes shall be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(v) The Issuer shall not be required (A) to issue, to register the transfer of or to exchange any Notes during a period beginning at the opening of business 15 days before the day of any selection of Notes for redemption under Section 3.02 hereof and ending at the close of business on the day of selection, (B) to register the transfer of or to exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part or (C) to register the transfer of or to exchange a Note between a record date and the next succeeding interest payment date.

(vi) Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Issuer may deem and treat the Holder as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Notes and for all other purposes, and none of the Trustee, any Agent or the Issuer shall be affected by notice to the contrary.

(vii) All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.06 to effect a registration of transfer or exchange may be submitted by facsimile.

Section 2.07 Replacement Notes.

If any mutilated Note is surrendered to the Trustee or the Issuer and the Trustee receives evidence to its satisfaction of the ownership and destruction, loss or theft of any Note, the Issuer shall issue and the Trustee, upon receipt of an Authentication Order, shall authenticate a replacement Note if the Trustee's requirements are met. If required by the Trustee or the Issuer, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Issuer to protect the Issuer, the Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Issuer may charge for its expenses in replacing a Note.

Every replacement Note is an additional obligation of the Issuer and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.08 Outstanding Notes.

The Notes outstanding at any time are all the Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section 2.08 as not outstanding. Except as set forth in Section 2.09 hereof, a Note does not cease to be outstanding because the Issuer or an Affiliate of the Issuer holds the Note.

If a Note is replaced pursuant to Section 2.07 hereof, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a protected purchaser.

If the principal amount of any Note is considered paid under Section 4.01 hereof, it ceases to be outstanding and interest on it ceases to accrue.

If the Paying Agent (other than the Issuer, a Subsidiary or an Affiliate of any thereof) holds, on a redemption date or maturity date, money sufficient to pay Notes payable on that date, then on and after that date such Notes shall be deemed to be no longer outstanding and shall cease to accrue interest.

Section 2.09 Treasury Notes.

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Issuer, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer, shall be considered as though not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the Trustee knows are so owned shall be so disregarded.

Section 2.10 Temporary Notes.

Until certificates representing Notes are ready for delivery, the Issuer may prepare and the Trustee, upon receipt of an Authentication Order, shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of certificated Notes but may have variations that the Issuer considers appropriate for temporary Notes and as shall be reasonably acceptable to the Trustee. Without unreasonable delay, the Issuer shall prepare and the Trustee shall authenticate definitive Notes in exchange for temporary Notes.

Holders of temporary Notes shall be entitled to all of the benefits of this Indenture.

Section 2.11 Cancellation.

The Issuer at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall dispose of such cancelled Notes (subject to the record retention requirement of the Exchange Act) in its customary manner. Certification of the disposal of all cancelled Notes shall be delivered to the Issuer upon its request therefor. The Issuer may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation.

Section 2.12 Defaulted Interest.

If the Issuer defaults in a payment of interest on the Notes, the Issuer shall pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, in each case at the rate provided in the Notes. If the Issuer pays the defaulted interest on or prior to 30 days of the default in payment in interest, payment shall be paid to the record Holders of the Notes as of the original record date. If such default in payment of interest continues after 30 days, payment shall be paid to the record Holders of the Notes on a subsequent special record date. The Issuer shall notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment. The Issuer shall fix or cause to be fixed such special record date, if any, and payment date; provided that no such special record date shall be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Issuer (or, upon the written request of the Issuer, the Trustee in the name and at the expense of the Issuer) shall mail or cause to be mailed to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

Section 2.13 CUSIP/ISIN Numbers.

The Issuer in issuing the Notes may use CUSIP/ISIN numbers (if then generally in use), and, if so, the Trustee shall use CUSIP/ISIN numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Issuer will as promptly as practicable notify the Trustee in writing of any change in the CUSIP/ISIN numbers.

ARTICLE 3

REDEMPTION AND PREPAYMENT

Section 3.01 <u>Notices to Trustee</u>.

If the Issuer elects to redeem Notes pursuant to the optional redemption provisions of <u>Section 3.07</u> hereof, it shall furnish to the Trustee, at least 30 days but not more than 60 days before a redemption date, an Officers' Certificate setting forth (i) the clause of this Indenture pursuant to which the redemption shall occur, (ii) the redemption date, (iii) the principal amount of Notes to be redeemed and (iv) the redemption price.

Section 3.02 <u>Selection of Notes to Be Redeemed or Purchased</u>.

If less than all of the Notes are to be redeemed or purchased in an offer to purchase at any time, the Trustee will select the Notes for redemption or purchase as follows:

(a) if the relevant Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(b) if the relevant Notes are not listed on any national securities exchange, on a pro rata basis.

The Trustee shall promptly notify the Issuer in writing of the Notes selected for redemption or purchase and, in the case of any Note selected for partial redemption or purchase, the principal amount thereof to be redeemed. Notes and portions of Notes selected shall be redeemed or purchased only in amounts of $1,000 or integral multiples of $1.00 in excess thereof; except that if all of the Notes of a Holder are to be redeemed or purchased, the entire outstanding amount of Notes held by such Holder, even if not $1,000 or a multiple of $1.00 in excess thereof, shall be redeemed or purchased. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption or purchase also apply to portions of Notes called for redemption or purchase.

Section 3.03 <u>Notice of Redemption</u>.

Subject to the provisions of <u>Section 3.09</u> hereof and the last paragraph of this Section 3.03, at least 30 days but not more than 60 days before a redemption date, the Issuer shall mail or cause to be mailed, by first class mail, a notice of redemption to each Holder whose Notes are to be redeemed at its registered address.

The notice shall identify the Notes to be redeemed and shall state:

(a) the redemption date;

(b) the redemption price;

(c) if any Note is to be redeemed in part only, the portion of the principal amount of such Note to be redeemed and that, after the redemption date upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion shall be issued in the name of the Holder thereof upon cancellation of the original Note;

(d) the name and address of the Paying Agent;

(e) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(f) that, unless the Issuer default in making such redemption payment, interest on Notes or the portion of Notes called for redemption ceases to accrue on and after the redemption date;

(g) the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

(h) that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Notes.

At the Issuer's request, the Trustee shall give the notice of redemption in the Issuer's name and at the Issuer's expense; <u>provided</u>, <u>however</u>, that the Issuer shall have delivered to the Trustee, at least 45 days prior to the redemption date, an Officers' Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

Notwithstanding the foregoing, notice of redemption may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes pursuant to Article 8 hereof or a satisfaction and discharge of this Indenture pursuant to Article 12 hereof.

Section 3.04 Effect of Notice of Redemption.

Once notice of redemption is mailed in accordance with Section 3.03 hereof, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price. The notice, if mailed in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice. In any case, failure to give such notice by mail or any defect in the notice to the Holder of any Note designated for redemption in whole or in part shall not affect the validity of the proceedings for the redemption of any other Note. Subject to Section 3.05, on and after the redemption date, interest ceases to accrue on Notes or portions thereof called for redemption unless the Issuer defaults in the payment thereof. A notice of redemption may not be conditional.

Section 3.05 Deposit of Redemption Price.

One Business Day prior to the redemption or purchase date, the Issuer shall deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption or purchase price of, and accrued and unpaid interest (including Special Interest, if any) on, all Notes to be redeemed or purchased on that date. The Trustee or the Paying Agent shall promptly return to the Issuer any money deposited with the Trustee or the Paying Agent by the Issuer in excess of the amounts necessary to pay the redemption or purchase price of, and accrued and unpaid interest on, all Notes to be redeemed or purchased.

If the Issuer complies with the provisions of the preceding paragraph, on and after the redemption or purchase date, interest shall cease to accrue on the Notes or the portions of Notes called for redemption or purchase. If a Note is redeemed or purchased on or after a record date but on or prior to the related interest payment date, then any accrued and unpaid interest shall be paid to the Person in whose name such Note was registered at the close of business on such record date. If any Note called for redemption or purchase shall not be so paid upon surrender for redemption or purchase because of the failure of the Issuer to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01 hereof.

Section 3.06 Notes Redeemed or Purchased in Part.

Upon surrender of a Note that is redeemed or purchased in part, the Issuer shall issue and the Trustee shall authenticate for the Holder at the expense of the Issuer a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered representing the same indebtedness to the extent not redeemed or purchased; provided that each new Note will be in a principal amount of $1,000 or an integral multiple of $1.00 in excess thereof. It is understood that, notwithstanding anything in this Indenture to the contrary, only an Authentication Order and not an Opinion of Counsel or Officers' Certificate is required for the Trustee to authenticate such new Note.

Section 3.07 Optional Redemption.

(a) The Issuer may redeem all or a part of the Notes at any time or from time to time upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest on the Notes redeemed, if any, to the applicable redemption date, if redeemed during the periods indicated below:

Redemption Period	Percentage
Issue Date through and including May 31, 2011	108%
June 1, 2011 through and including December 31, 2011	106%
January 1, 2012 through and including December 31, 2012	103%
January 1, 2013 through and including December 31, 2013	101.5%
January 1, 2014 and thereafter	100%

(b) Except as provided in this Section 3.07, the Notes will not be redeemable at the Issuer's option prior to their final maturity.

(c) Any redemption pursuant to this Section 3.07 shall be made pursuant to the provisions of Section 3.01 through Section 3.06 hereof.

Section 3.08 Mandatory Redemption.

The Issuer shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

Section 3.09 Offer to Purchase by Application of Excess Proceeds.

In the event that, pursuant to Section 4.15 hereof, the Issuer shall be required to commence an offer to all Holders to purchase Notes (an "Asset Sale Offer"), it shall follow the procedures specified below.

The Asset Sale Offer shall remain open for a period of 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the "Offer Period"). No later than five Business Days after the termination of the Offer Period (the "Purchase Date"), the Issuer shall purchase the principal amount of Notes required to be purchased pursuant to Section 4.15 hereof (the "Offer Amount") or, if less than the Offer Amount has been tendered, all Notes tendered in response to the Asset Sale Offer. Payment for any Notes so purchased shall be made in the same manner as interest payments are made.

If the Purchase Date is on or after a record date and on or before the related interest payment date, any accrued and unpaid interest shall be paid to the Person in whose name a Note is registered at the close of business on such record date, and no other interest shall be payable to Holders who tender Notes pursuant to the Asset Sale Offer.

Upon the commencement of an Asset Sale Offer, the Issuer shall send, by first class mail, a notice to the Trustee and each of the Holders, with a copy to the Trustee. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Sale Offer. The Asset Sale Offer shall be made to all Holders. The notice, which shall govern the terms of the Asset Sale Offer, shall state:

(a) that the Asset Sale Offer is being made pursuant to this Section 3.09 and Section 4.15 hereof and the length of time the Asset Sale Offer shall remain open;

(b) the Offer Amount, the purchase price and the Purchase Date;

(c) that any Note not tendered or accepted for payment shall continue to accrete or accrue interest;

(d) that, unless the Issuer defaults in making such payment, any Note accepted for payment pursuant to the Asset Sale Offer shall cease to accrete or accrue interest after the Purchase Date;

(e) that Holders electing to have a Note purchased pursuant to an Asset Sale Offer may elect to have Notes purchased in principal amounts of $1,000 and in integral multiples of $1.00 in excess thereof;

(f) that Holders electing to have a Note purchased pursuant to any Asset Sale Offer shall be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, or transfer their interest by book-entry transfer, to the Issuer, a depositary, if appointed by the Issuer, or a Paying Agent at the address specified in the notice at least three days before the Purchase Date;

(g) that Holders shall be entitled to withdraw their election if the Issuer, the Depositary or the Paying Agent, as the case may be, receives, not later than the expiration of the Offer Period, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased;

(h) that, if the aggregate principal amount of Notes surrendered by Holders exceeds the Offer Amount, the Issuer shall select the Notes to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Issuer so that only Notes in denominations of $1.00, or integral multiples thereof, shall be purchased); and

(i) that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer).

On or before the Purchase Date, the Issuer shall, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Offer Amount of Notes or portions thereof tendered pursuant to the Asset Sale Offer, or if less than the Offer Amount has been tendered, all Notes tendered, and shall deliver to the Trustee an Officers' Certificate stating that such Notes or portions thereof were accepted for payment by the Issuer in accordance with the terms of this Section 3.09. The Issuer, the Depositary or the Paying Agent, as the case may be, shall promptly (but in any case not later than five days after the Purchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes tendered by such Holder and accepted by the Issuer for purchase, and the Issuer shall promptly issue a new Note, and the Trustee, upon written request from the Issuer shall authenticate and mail or deliver such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered. Any Note not so accepted shall be promptly mailed or delivered by the Issuer to the Holder thereof. The Issuer shall publicly announce the results of the Asset Sale Offer on the Purchase Date or as soon as commercially practicable after the Purchase Date.

Other than as specifically provided in this Section 3.09, any purchase pursuant to this Section 3.09 shall be made pursuant to the provisions of Section 3.01 through Section 3.06 hereof.

ARTICLE 4

COVENANTS

Section 4.01 <u>Payment of Notes</u>.

The Issuer shall pay or cause to be paid the principal of, premium, if any, and interest on the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest shall be considered paid on the date due if the Paying Agent, if other than the Issuer or a Subsidiary thereof, holds as of 10:00 a.m. Eastern Time on the due date money deposited by the Issuer in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest then due. The Issuer shall pay all Special Interest, if any, in the same manner on the dates and in the amounts set forth in the Registration Rights Agreement. PIK Interest shall be considered paid on the date due if the Trustee is directed by the Company on or prior to such date to authenticate and deliver PIK Notes, or with respect to PIK Notes represented by one or more global notes registered in the name of DTC or its nominee on the relevant record date, increase the principal amount of the Notes, in an amount equal to the amount of the applicable PIK Interest.

During any period in which a payment default or an Event of Default under Section 6.01(i) hereof has occurred and is continuing, interest on all principal and overdue interest will accrue at a rate that is 2.0% higher than the cash interest rate on the Notes in each interest period for which no PIK Election has been made and a rate that is 2.0% higher than the total cash interest rate and PIK Interest rate on the Notes in each interest period for which a PIK Election has been made (such increased interest, the "<u>Default Interest</u>") and shall be payable in cash.

Section 4.02 <u>Maintenance of Office or Agency</u>.

The Issuer shall maintain an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Issuer in respect of the Notes and this Indenture may be served. The Issuer shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

The Issuer may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; <u>provided</u>, <u>however</u>, that no such designation or rescission shall in any manner relieve the Issuer of its obligation to maintain an office or agency for such purposes. The Issuer shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Issuer hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Issuer in accordance with Section 2.03 hereof.

Section 4.03 <u>Reports</u>.

(a) Whether or not the Issuer is subject to Sections 13(a) or 15(d) of the Exchange Act, the Issuer shall file with the Commission (subject to the next sentence) the annual reports, quarterly reports and other documents which the Issuer would have been required to file with the Commission pursuant to such Sections 13(a) or 15(d) if the Issuer were so subject (the "<u>Required Reports</u>"), such documents to be filed with the Commission on or prior to the respective dates by which the Issuer would have been required to file such documents if the Issuer were so subject (the "<u>Required Filing Dates</u>"); <u>provided</u> that any audited financial statements contained in such reports shall be reported on by an independent public accounting firm of recognized national standing. If at any time the Issuer is not subject to Sections 13(a) or 15(d) of the Exchange Act for any reason, the Issuer shall nevertheless continue to file the Required Reports with the Commission by the applicable Required Filing Date unless the Commission will not accept such a filing. The Issuer agrees that it shall not take any action for the purpose of causing the Commission not to accept any such filings; <u>provided</u> that the foregoing shall not prohibit the Issuer from filing a Form 15 with respect to any class of its common stock following a Going Private Transaction. If notwithstanding the foregoing, the Commission shall not accept the filing of a Required Report for any reason, the Issuer shall post the Required Report on its website by the applicable Required Filing Date and such Required Report shall be publicly available.

(b) The Issuer shall also in any event (1) on the earlier of (a) each Required Filing Date and (b) the 90th day after the end of each fiscal year, with respect to annual reports, or the 45th day after the end of each of the first three Fiscal Quarters of each fiscal year, with respect to quarterly reports, (i) transmit by mail to all Holders, as their names and addresses appear in the security register, without cost to such Holders, and (ii) file with the Trustee, copies of the Required Reports and (2) if the Commission will not accept the filing of Required Reports by the Issuer, promptly upon written request, supply copies of such documents to any Holder at the Issuer's cost. Notwithstanding the foregoing, for purposes of this paragraph (b), the Issuer shall be deemed to have furnished such Required Reports to the Holders if:

(i) the Issuer has filed such reports with the Commission via the Commission's Electronic Data Gathering, Analysis, and Retrieval Filing System (EDGAR) and such reports are publicly available; or

(ii) the Issuer is not subject to Sections 13(a) or 15(d) of the Exchange Act, and the Commission will not accept Required Reports for filing, and it has posted such Required Reports on its website and such Required Reports are publicly available.

(c) Whether or not the Issuer is subject to Sections 13(a) or 15(d) of the Exchange Act, and whether or not the Commission will accept any Required Reports for filing, the Issuer shall also hold a quarterly conference call to discuss the consolidated financial results of the Issuer with the Holders of the Notes. Such conference call shall not be later than ten Business Days following each Required Filing Date. No fewer than two days prior to the conference call, the Issuer shall issue a press release to the appropriate wire service, announcing the time, date and access details of such conference call.

(d) Notwithstanding any of the foregoing, if the Issuer has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the Issuer's quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, of the financial condition and results of operations of the Issuer and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Issuer.

(e) The Issuer shall make available to any prospective purchaser of Notes or beneficial owner of Notes in connection with any sale of Notes the information required by Rule 144A(d)(4) under the Securities Act so long as such Notes are not freely transferable under the Securities Act.

Section 4.04 Compliance Certificate.

(a) The Issuer and each Guarantor (to the extent that such Guarantor is so required under the TIA) shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate stating that a review of the activities of such Issuer and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether such Issuer has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge such Issuer has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Issuer is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Issuer is taking or proposes to take with respect thereto.

(b) The Issuer shall, so long as any of the Notes are outstanding, deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers' Certificate specifying such Default or Event of Default and what action the Issuer is taking or proposes to take with respect thereto.

Section 4.05 Taxes.

The Issuer shall pay, and shall cause each of the Restricted Subsidiaries to pay, prior to delinquency, all material taxes, assessments, and governmental levies except such as are contested in good faith and by appropriate proceedings and with respect to which appropriate reserves have been taken in accordance with GAAP or where the failure to effect such payment is not adverse in any material respect to the Holders of the Notes.

Section 4.06 Stay, Extension and Usury Laws.

The Issuer and each Guarantor covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Issuer and each Guarantor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07 <u>Restricted Payments</u>.

        (a) The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

        (i) declare or pay any dividend or make any other payment or distribution on account of the Issuer's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Issuer or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Issuer's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than (x) dividends or distributions payable in Equity Interests (other than Disqualified Stock) or in the case of Preferred Stock of the Issuer, an increase in the liquidation value thereof or (y) payable to the Issuer or a Restricted Subsidiary of the Issuer);

        (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer, including in connection with any merger or consolidation and including the exercise of any option to exchange any Equity Interests (other than into Equity Interests of the Issuer that are not Disqualified Stock);

        (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value prior to scheduled maturity or scheduled sinking fund payment, any Subordinated Obligations (other than any Subordinated Obligations owed to and held by the Issuer or any Guarantor); or

        (iv) make any Investment other than a Permitted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "<u>Restricted Payments</u>"),

unless, at the time of and after giving effect to such Restricted Payment:

        (A) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

        (B) the Issuer would, both at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in Section 4.09(a) hereof; and

        (C) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by Section 4.07(b)(ii), (iii), (iv), (v), (vi),(vii),(viii) and (ix), but including Restricted Payments permitted by Section 4.07(b)(i), (x), (xi) and (xii)), is less than the sum, without duplication, of the following (collectively, the "<u>Restricted Payments Basket</u>"):

        (1) 100% of the Consolidated Cash Flow of the Issuer (or, if Consolidated Cash Flow for such period shall be a deficit, minus 100% of such deficit) for the period (taken as one accounting period) from the beginning of the Fiscal Quarter following the Issue Date to the end of the Issuer's most recently ended Fiscal Quarter for which internal financial statements are available at the time of such Restricted Payment less the product of 1.4 times the Consolidated Interest Expense of the Issuer for the same period, plus

        (2) 100% of the aggregate net cash proceeds received by the Issuer since the Issue Date (i) as a contribution to its common equity capital (other than from a Subsidiary of the Issuer or, for so long as TV One remains a Designated Entity but is not otherwise a Subsidiary, TV One) or (ii) from the issue or sale of Equity Interests of the Issuer (other than Disqualified Stock or Designated Preferred Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable Designated Preferred Stock or convertible or exchangeable debt securities of the Issuer that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock, Designated Preferred Stock or debt securities) sold to a Subsidiary of the Issuer or, for so long as TV One remains a Designated Entity but is not otherwise a Subsidiary, TV One), plus

(3) an amount equal to the sum of (i) the net reduction in Investments (other than Permitted Investments) made by the Issuer or any Restricted Subsidiary after the Issue Date in any Person resulting from principal payments, repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investments and proceeds representing the return of capital (excluding dividends and distributions on such Investments) or otherwise, in each case received in cash by the Issuer or any Restricted Subsidiary and (ii) in the event that the Issuer designates or redesignates an Unrestricted Subsidiary to be a Restricted Subsidiary, the portion (proportionate to the Issuer's equity interest in such Subsidiary) of the Fair Market Value of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) made after the Issue Date (and treated as a Restricted Payment) by the Issuer or any Restricted Subsidiary in such Person or Unrestricted Subsidiary; plus

(4) 100% of any dividends or other distributions received in cash or Cash Equivalents by the Issuer or a Restricted Subsidiary after the Issue Date from an Unrestricted Subsidiary (other than Reach Media or, in the event that and for so long as TV One remains an Unrestricted Subsidiary, TV One); provided that such dividends have not been included in the calculation of the Consolidated Net Income of the Issuer for such period and shall not otherwise be required by the terms of this Indenture to repay Indebtedness of the Issuer or any of its Restricted Subsidiaries.

(b) The preceding provisions will not prohibit the following actions; provided that, in the case of clauses (iv), (vii) and (xi) no Default or Event of Default shall have occurred and be continuing or result therefrom:

(i) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with Section 4.07(a) hereof;

(ii) the redemption, repurchase, retirement, defeasance or other acquisition of (A) any Subordinated Obligations of the Issuer or any Guarantor or (B) at any time on or after the date that is two and one-half years after the Issue Date, of any Equity Interests of the Issuer, in each case (a) in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer or, for so long as TV One remains a Designated Entity but is not otherwise a Subsidiary, TV One) of, Equity Interests of the Issuer (other than Disqualified Stock or Designated Preferred Stock) or (b) from the net cash proceeds of a substantially concurrent cash contribution to the equity capital of the Issuer or any Restricted Subsidiary (other than cash from the Issuer, a Restricted Subsidiary, Reach Media or, for so long as TV One remains a Designated Entity, TV One); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from Section 4.07(a)(iv)(C)(2) hereof;

(iii) the defeasance, redemption, repurchase, retirement or other acquisition of Subordinated Obligations of the Issuer or any Guarantor with the net cash proceeds from an incurrence of, or in exchange for, Permitted Refinancing Indebtedness refinancing such Indebtedness permitted to be incurred under Section 4.09 hereof;

(iv) the payment of any dividend or distribution by a Restricted Subsidiary of the Issuer to the holders of its common Equity Interests on a pro rata basis;

(v) the acquisition of Equity Interests by the Issuer in connection with the exercise of stock options, warrants or other convertible or exchangeable securities to the extent such Equity Interests represent a portion of the exercise price of those stock options, warrants or other convertible or exchangeable securities by way of cashless exercise;

(vi) the payment of cash in lieu of fractional shares of Capital Stock in connection with any transaction otherwise permitted under this Indenture;

(vii) the declaration and payment of dividends on Disqualified Stock of the Issuer or any of its Restricted Subsidiaries or Designated Preferred Stock, in each case issued in accordance with Section 4.09 hereof;

(viii) the retirement of any shares of Disqualified Stock of the Issuer by conversion into, or by exchange for, shares of Disqualified Stock of the Issuer, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of other shares of Disqualified Stock of the Issuer; provided that the Disqualified Stock of the Issuer that replaces the retired shares of Disqualified Stock of the Issuer shall not require the direct or indirect payment of the liquidation preference earlier in time than the final stated maturity of the retired shares of Disqualified Stock of the Issuer;

(ix) the repayment or repurchase of the Existing Subordinated Notes in exchange for the Notes in connection with the Transactions and any 8 7/8% Senior Subordinated Notes that remain outstanding thereafter;

(x) upon the occurrence of a Change of Control or an Asset Sale, the redemption, repurchase, retirement, defeasance or other acquisition of any Subordinated Obligation of the Issuer or any Guarantor to the extent required by the agreement governing such Subordinated Obligation but only if the Issuer shall have complied with the provisions of Section 4.15 or Section 4.16 hereof, as the case may be, and purchased all Notes validly tendered and not withdrawn pursuant to the relevant offer prior to purchasing or repaying such Subordinated Obligations;

(xi) other Restricted Payments in an aggregate amount since the Issue Date not to exceed $15.0 million; and

(xii) the declaration and payment of a dividend or other payment or distribution on account of the Issuer's Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Issuer), or the redemption, repurchase, retirement, defeasance or other acquisition of any Equity Interests of the Issuer, in each case in connection with a substantially concurrent Going Private Transaction, (A) out of the net cash proceeds of a substantially concurrent sale (other than to a Subsidiary of the Issuer or, for so long as TV One remains a Designated Entity but is not otherwise a Subsidiary, TV One) of Equity Interests of the Issuer (other than Disqualified Stock or Designated Preferred Stock) or (B) from the net cash proceeds of a substantially concurrent cash contribution to the equity capital of the Issuer (other than cash from the Issuer, a Restricted Subsidiary, Reach Media or, for so long as TV One remains a Designated Entity, TV One); provided that the amount of any such net cash proceeds that are utilized for any such dividend, other distribution, redemption, repurchase, retirement, defeasance or other acquisition of the Issuer's Equity Interests will be excluded from Section 4.07(a)(iv)(C)(2) hereof.

(c) The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than five Business Days after the date of making any Restricted Payment under Section 4.07(a) hereof, the Issuer will deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the calculation of the Restricted Payments Basket prior to and after giving effect to the Restricted Payment, together with a copy of any fairness opinion or appraisal required by this Indenture; provided that for purposes of determining compliance with this Section 4.07, in the event that a Restricted Payment (or portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in Section 4.07(b)(i) through (xii) hereof on the date such Restricted Payment is made, or is entitled to be incurred pursuant to Section 4.07(a) hereof, the Issuer will be entitled to classify such Restricted Payment (or portion thereof) on the date such Restricted Payment is made in or among any of the categories of Restricted Payments described in Section 4.07(b)(i) through (xii) and/or Section 4.07(a) hereof.

(d) In the event that TV One becomes an Unrestricted Subsidiary and for so long as TV One remains an Unrestricted Subsidiary under the terms of this Indenture, any Investments made by TV One or any of its Subsidiaries, if any, in any Radio One Securities or in any Person who is not otherwise engaged in a TV One Permitted Business (other than any Investments of the type permitted by clauses (2), (3), (5), (7), (9) and (12) of the definition of Permitted Investments) will be deemed to have been made by the Issuer and will reduce the amount available (if any) for Restricted Payments under Section 4.07(a) hereof or Restricted Payments permitted under Section 4.07(b)(xi) hereof, as elected by the Issuer. If such Investment is not permitted to be made by the Issuer as of such date, then the Issuer will be in default of such provision.

Section 4.08 Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.

(a) The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(i) pay dividends or make any other distributions on its Capital Stock to the Issuer or any of its Restricted Subsidiaries, or pay any Indebtedness or other obligations owed to the Issuer or any of its Restricted Subsidiaries;

(ii) make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(iii) transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries.

(b) However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(i) agreements as in effect on the Issue Date (including agreements related to the Existing Credit Agreement) and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date;

(ii) this Indenture, the Notes and the Guarantees;

(iii) applicable law, rule, regulation or order;

(iv) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Issuer or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person (including proceeds thereof), so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Indenture to be incurred;

(v) customary non-assignment provisions in leases, licenses and contracts entered into in the ordinary course of business and consistent with past practices;

(vi) purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in Section 4.08(a)(iii) hereof;

(vii) Permitted Refinancing Indebtedness to effect a refinancing of Indebtedness referred to in Section 4.08(b)(i), Section 4.08(b)(iv) and this Section 4.08(b)(vii); provided that the encumbrances or restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, in respect of any Restricted Subsidiary, or the Issuer and its Restricted Subsidiaries, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(viii) agreements governing other Indebtedness of the Issuer and one or more Restricted Subsidiaries permitted under this Indenture; provided that the restrictions in the agreements governing such Indebtedness are not materially more restrictive, taken as a whole, in respect of any Restricted Subsidiary, or the Issuer and its Restricted Subsidiaries, taken as a whole, than those in this Indenture;

(ix) any restriction on the sale or other disposition of property or assets securing Indebtedness as a result of a Permitted Lien on such property or assets;

(x) provisions with respect to the sale of assets or properties (including any agreement for the sale or other disposition of a Subsidiary not otherwise prohibited by this Indenture that prohibits distributions by that Subsidiary) imposed pursuant to an agreement entered into for the sale or disposition of the assets or properties (whether by, asset sale, stock sale or otherwise) pending the closing of such sale or disposition;

(xi) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business or asset sale agreements, stock sale agreements and other similar agreements entered into in compliance with the terms of this Indenture;

(xii) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(xiii) in the event TV One or its Subsidiaries become Restricted Subsidiaries, agreements governing Permitted TV One Indebtedness.

Section 4.09 Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.

(a) The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt), and the Issuer will not issue any Disqualified Stock or Designated Preferred Stock and will not permit any of its Restricted Subsidiaries to issue any Disqualified Stock or Preferred Stock; provided, however, that the Issuer or any Guarantor (other than ROCH) may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock or the Issuer may issue Designated Preferred Stock, if, immediately after giving effect to the incurrence of such Indebtedness or the issuance of such Disqualified Stock or Designated Preferred Stock and the receipt and application of proceeds therefrom, (i) the Leverage Ratio would be less than or equal to 7.0 to 1.0 in the case of the incurrence of Indebtedness or issuance of Disqualified Stock or Designated Preferred Stock, (ii) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness or issuance of Disqualified Stock or Designated Preferred Stock and (iii) such Indebtedness (including (Acquired Debt)) or Disqualified Stock or Designated Preferred Stock is subordinated in right of payment to the Senior Debt on at least the same terms as the Notes. The Issuer will not issue any Preferred Stock (other than Designated Preferred Stock) that requires the declaration or payment of dividends or other distributions while any Notes are outstanding (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) or an increase in the liquidation value thereof).

(b) Section 4.09(a) hereof will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

(i) Indebtedness incurred by the Issuer or any Guarantor pursuant to the Existing Credit Agreement in an aggregate principal amount at any one time outstanding under this clause (i) not to exceed an amount equal to $415 million, less (A) the aggregate amount of all principal repayments of revolving loans under the Existing Credit Agreement that effect a corresponding permanent commitment reduction thereunder from and after the Issue Date, (B) all principal repayments or principal prepayments of term loans or other non-revolving loans thereunder from and after the Issue Date (including regularly scheduled amortization payments under the term loan incurred under the Existing Credit Agreement as of the Issue Date) and (C) the aggregate amount of Net Proceeds from an Asset Sale used to finance any TV One Investment described in clause (ii) of the definition thereof, but, for the avoidance of doubt with respect to clauses (A) and (B), excluding any repayment in connection with any refinancing thereof under any agreement that satisfies the definition of the Existing Credit Agreement to the extent of the amount of the Indebtedness outstanding under this clause (i) on the date thereof (plus all accrued interest and the amount of all expenses and premiums incurred in connection therewith);

(ii) Indebtedness outstanding under the Notes and the related Guarantees issued in connection with the Transactions, the Exchange Notes and the related Guarantees issued in exchange therefor pursuant to the Registration Rights Agreement and any PIK Notes;

(iii) [Reserved];

(iv) Indebtedness of the Issuer or any of its Restricted Subsidiaries outstanding on the Issue Date (other than clauses (i) and (ii) of this Section 4.09(b));

(v) Indebtedness incurred by the Issuer or any Restricted Subsidiary (other than ROCH) represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Issuer or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, renew, refinance or replace, defease, discharge or extend any Indebtedness incurred pursuant to this clause (v), not to exceed $2.5 million at any time outstanding;

(vi) Permitted Refinancing Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries (other than ROCH with respect to clauses (iv), (xiii) or (xiv) of this Section 4.09(b)) in exchange for, or the net proceeds of which are used to refund, renew, refinance, defease, discharge or replace Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be incurred under clause (ii), (iv), (xiii) or (xiv) of this Section 4.09(b) or this clause (vi); provided that a Restricted Subsidiary that is not a Guarantor may not incur any Permitted Refinancing Indebtedness under this clause (vi) to refinance any Indebtedness of the Issuer or a Guarantor;

(vii) Permitted Refinancing Indebtedness incurred by the Issuer or any Guarantor (other than ROCH) in exchange for, or the net proceeds of which are used to refund, renew, refinance, defease, discharge or replace Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be incurred under Section 4.09(a) hereof or this clause (vii);

(viii) intercompany Indebtedness between or among the Issuer and any of its Restricted Subsidiaries (other than ROCH) and any issuance of Preferred Stock by any Restricted Subsidiary to another Restricted Subsidiary or the Issuer; provided, however, that:

(A) if the Issuer or any Guarantor is the obligor on such Indebtedness and the obligee is neither the Issuer nor a Guarantor, then such Indebtedness must be expressly subordinated to the prior payment in full in cash of the Exchange Claims;

(B) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness or Preferred Stock being held by a Person other than the Issuer or a Restricted Subsidiary of the Issuer; and (ii) any sale or other transfer of any such Indebtedness or Preferred Stock to a Person that is neither the Issuer nor a Restricted Subsidiary of the Issuer will be deemed, in each case of clause (i) and clause (ii) of this Section 4.09(b)(viii)(B), to constitute an incurrence of Indebtedness or an issuance of Preferred Stock by the Issuer or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (viii); and

(C) if any Guarantor is the issuer of such Preferred Stock, then such Preferred Stock may only be issued to and held by the Issuer or any Restricted Subsidiary that is also a Guarantor.

(ix) Hedging Obligations incurred by the Issuer or any of its Restricted Subsidiaries for the purpose of fixing or hedging (x) interest rates with respect to any Indebtedness that is permitted by this Indenture to be outstanding or (y) currency exchange rate risk in the ordinary course of business;

(x) the guarantee (A) by the Issuer of Indebtedness of any Guarantor that was permitted to be incurred by another provision of this Section 4.09 and (B) by any Guarantor (other than ROCH with respect to clauses (iv), (xiii) or (xiv) of this paragraph (b)) of Indebtedness of the Issuer or any Guarantor that was permitted to be incurred by another provision of this Section 4.09;

(xi) Indebtedness of the Issuer or any of its Restricted Subsidiaries arising from customary cash management services, automated clearing house transfers, or the honoring by another financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence;

(xii) Non-Recourse Debt incurred by the Issuer's Unrestricted Subsidiaries; provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event will be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Issuer that was not permitted by this clause (xii);

(xiii) Indebtedness by the Issuer or any of its Restricted Subsidiaries in respect of bid, performance, surety and similar bonds issued for the account of the Issuer and any of its Restricted Subsidiaries in the ordinary course of business, including guarantees and obligations of the Issuer and any of its Restricted Subsidiaries with respect to letters of credit supporting such obligations (in each case other than an obligation for money borrowed);

(xiv) Indebtedness or Preferred Stock of a Restricted Subsidiary incurred and outstanding on the date on which such Restricted Subsidiary was acquired by, or merged into, the Issuer or any Restricted Subsidiary (other than Indebtedness incurred (A) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by the Issuer or (B) otherwise in connection with, or in contemplation of, such acquisition) in an aggregate amount not to exceed $1.0 million at any time outstanding for all such Restricted Subsidiaries;

(xv) Indebtedness arising from agreements of the Issuer or any of its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a Restricted Subsidiary otherwise permitted under this Indenture; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds (including the Fair Market Value of non-cash proceeds) actually received by the Issuer and its Restricted Subsidiaries in connection with such disposition;

(xvi) Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries in an aggregate principal amount at any time outstanding not to exceed $8.0 million; provided, such Indebtedness is subordinated in right of payment to the Senior Debt on at least the same terms as the Notes;

(xvii) Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries in an aggregate principal amount at any time outstanding not to exceed $2.0 million; and

(xviii) in the event TV One or its Subsidiaries become Restricted Subsidiaries, Permitted TV One Indebtedness and any refinancing thereof so long as such refinancing Indebtedness continues to satisfy the conditions set forth in clauses (i) and (ii) of the definition of Permitted TV One Indebtedness.

(c) For purposes of determining compliance with this Section 4.09, (1) in the event that an item of Indebtedness (including Acquired Debt) meets the criteria of more than one of the categories of Permitted Debt described in Section 4.09(b)(i) through (xviii) hereof, or is entitled to be incurred pursuant to Section 4.09(a) hereof, the Issuer shall classify such item of Indebtedness (or portion thereof) on the date of incurrence and may later classify (in whole or in part in its sole discretion) such item of Indebtedness in any manner that complies with this Section 4.09 and such item of Indebtedness will be treated as having been incurred pursuant to only one of such categories; provided that notwithstanding the foregoing (A) all Indebtedness outstanding on or incurred after the Issue Date under the Existing Credit Agreement shall only be permitted to be incurred under Section 4.09(b)(i) hereof, (B) all Indebtedness incurred in one or more categories of Section 4.09(b) hereof and subsequently reclassified as incurred pursuant to Section 4.09(a) hereof shall be subordinated in right of payment to the Senior Debt on at least the same terms as the Notes and (C) any refinancing of Permitted TV One Indebtedness shall only be permitted to be incurred under Section 4.09(b)(xviii) hereof, in each case to the extent permitted under such clauses, and may not later be reclassified and (2) for so long as TV One remains a Designated Entity under the terms of this Indenture, any Indebtedness incurred, or Preferred Stock issued, by TV One or any of its Subsidiaries, if any (other than Permitted TV One Indebtedness or Indebtedness in which the Issuer or a Guarantor is the obligee or any Indebtedness of the type permitted to be incurred by the Issuer pursuant to Section 4.09(b)(viii), (xi), (xiii) and (xv) hereof), will be deemed to be indebtedness incurred by the Issuer pursuant to Section 4.09(b)(i) hereof in an amount equal to the aggregate principal amount of such Indebtedness and the aggregate liquidation preference of such Preferred Stock, and such Indebtedness and Preferred Stock will otherwise reduce the amount of Indebtedness that the Issuer or any Guarantor can incur under Section 4.09(b)(i) hereof on a dollar-for-dollar basis so long as such

Indebtedness and Preferred Stock remain outstanding. If such Indebtedness is not permitted to be incurred by the Issuer as of such date under Section 4.09(b)(i) hereof, then the Issuer will be in default of such provision. The limitations on the ability of ROCH to incur Indebtedness under Section 4.09(a) hereof or Section 4.09(b)(v), (vi), (vii), (viii) and (x) hereof shall be effective only for so long as TV One remains a Designated Entity under the terms of this Indenture.

(d) Except with respect to Indebtedness incurred pursuant to Section 4.09(a) hereof or Section 4.09(b)(xvi) and subject to Section 4.09(c) hereof, the Issuer will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated or junior in right of payment to any other Indebtedness of the Issuer or of such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate and junior in right of payment to the Notes or the Guarantee of such Guarantor, to the same extent and in the same manner as such Indebtedness is subordinated or junior in right of payment to such other Indebtedness of the Issuer or such Guarantor, as the case may be; provided that the foregoing shall not apply to the terms of the Existing Credit Agreement with respect to the relative rights between the lenders under the revolving credit facility and the term loan incurred thereunder.

(e) For purposes of the foregoing, no Indebtedness of the Issuer or any Guarantor will be deemed to be subordinated in right of payment to any other Indebtedness of the Issuer or any Guarantor solely by virtue of being unsecured or secured by a Permitted Lien or by virtue of the fact that the holders of such Indebtedness have entered into intercreditor agreements or other arrangements giving one or more of such holders priority over the other holders in the collateral held by them.

(f) The accrual of interest or Preferred Stock dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms (including the issuance of any PIK Notes hereunder), the reclassification of Preferred Stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Preferred Stock or Disqualified Stock in the form of additional shares of the same class of Preferred Stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Preferred Stock or Disqualified Stock for purposes of this Section 4.09, but any such additional Indebtedness and issuances of Preferred Stock or Disqualified Stock will be included in subsequent calculations of the amount of outstanding Indebtedness and Preferred Stock or Disqualified Stock for purposes of calculating the Leverage Ratio of the Issuer.

Section 4.10 <u>Transactions with Affiliates</u>.

(a) The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each, an "<u>Affiliate Transaction</u>"), unless:

(i) the Affiliate Transaction is on terms that are no less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with a Person who is not an Affiliate; and

(ii) the Issuer delivers to the Trustee:

(A) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a Board Resolution certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this Section 4.10 and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors of the Issuer; and

(B) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, the Issuer delivers to the Trustee a written opinion of an Independent Qualified Party that such Affiliate Transaction or series of related Affiliate Transactions is fair, from a financial point of view, to the Issuer and its Restricted Subsidiaries, taken as a whole, or that such Affiliate Transaction or series of related Affiliate Transactions is not less favorable to the Issuer and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm's length transaction with a Person who is not an Affiliate.

For so long as TV One remains a Designated Entity under the terms of this Indenture, the Issuer shall be required to comply with the provisions of this Section 4.10(a) with respect to any event or circumstance that would otherwise constitute an "Affiliate Transaction" under the definition set forth above that is between or among TV One or any of its Subsidiaries, if any, and any other Affiliate of the Issuer (a "<u>TV One Affiliate Transaction</u>"); <u>provided</u> that in each such case such standards shall relate to TV One or the relevant Subsidiaries of TV One instead of the Issuer and its Restricted Subsidiaries. If any TV One Affiliate Transaction does not comply with the provisions of this <u>Section 4.10(a)</u>, then the Issuer will be in default of this <u>Section 4.10</u>.

(b) The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(i) any employment or severance agreement or other employee compensation agreement, arrangement or plan, or any amendment thereto, entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business and consistent with past practice and payments pursuant thereto;

(ii) transactions solely between or among the Issuer and/or its Wholly Owned Restricted Subsidiaries;

(iii) advances of expenses, payment of reasonable legal and other fees to officers, directors, employees and consultants and other indemnity payments or arrangements to officers, directors and employees of the Issuer or any of its Restricted Subsidiaries, in each case consistent with applicable charter, bylaw or statutory provisions;

(iv) the payment of reasonable and customary directors' fees and expenses to directors of the Issuer or its Restricted Subsidiaries who are not otherwise Affiliates of the Issuer;

(v) sales or issuances of Equity Interests (other than Disqualified Stock) of the Issuer;

(vi) (A) any agreement in effect on the Issue Date, as such agreement may be amended, modified or supplemented from time to time; provided that any such amendment, modification or supplement (taken as a whole) will not be more disadvantageous to the Issuer in any material respect than such agreement as it was in effect on the Issue Date or (B) any transaction pursuant to any agreement referred to in the immediately preceding clause (A);

(vii) transactions between or among the Issuer or any of its Restricted Subsidiaries and either TV One or Reach Media, in either case with respect to transactions involving network, syndication, advertising, back-office, technology support or personnel services, in each case, entered into in the ordinary course of the Issuer's business; and

(viii) the making of Restricted Payments that are permitted under Section 4.07 hereof and the making of Permitted Investments permitted by clause (8) or clause (11) of the definition thereof.

(c) Notwithstanding anything in this Indenture to the contrary, any transfer of any property or assets of, or Equity Interests in, any Unrestricted Subsidiary or, for so long as TV One remains a Designated Entity, TV One to any Principal, Related Party, Permitted Group or Person of which more than 50% of the Voting Stock is Beneficially Owned, directly or indirectly, by a Principal or a Related Party or a Permitted Group must comply with this Section 4.10 and Section 4.15 hereof as if such Unrestricted Subsidiary or, for so long as TV One remains a Designated Entity, TV One were a Restricted Subsidiary subject to such Sections.

Section 4.11 Liens.

The Issuer will not and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Indebtedness on any of their respective assets or properties, except for "Permitted Liens."

Section 4.12 Additional Guarantees.

The Issuer is obligated to cause (a) each Subsidiary that becomes a Restricted Subsidiary after the Issue Date (other than a Restricted Subsidiary that constitutes an Immaterial Subsidiary or a Foreign Subsidiary) and (b) any Subsidiary that guarantees Indebtedness under the Existing Credit Agreement to guarantee the Notes and the Issuer's other Obligations under this Indenture.

Section 4.13 Business Activities.

The Issuer will not, and will not permit any Restricted Subsidiary or Reach Media to, engage in any business other than a Permitted Business, except to such extent as would not be material to the Issuer and its Restricted Subsidiaries taken as a whole. For so long as TV One remains a Designated Entity under the terms of this Indenture, ROCH shall not, directly or indirectly, engage in any business or activity other than the holding of Equity Interests of TV One. No License Subsidiary shall (a) own or hold any assets other than Operating Agreements and FCC Licenses and other Authorizations issued by the FCC relating to Stations or engage in any business other than the ownership (or holding) and maintenance of Operating Agreements, FCC Licenses and other Authorizations issued by the FCC or (b) incur any Indebtedness (other than guarantees of (i) the Existing Subordinated Notes, (ii) the Exchange Claims and (iii) the Obligations under the Existing Credit Agreement with respect to Hedging Obligations and Indebtedness permitted pursuant to Section 4.09(b)(ii) hereof. All License Subsidiaries must be Guarantors.

Section 4.14 Corporate Existence.

Subject to Section 4.15, Section 4.16 and Section 5.01 hereof, as the case may be, the Issuer shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and the corporate, partnership, limited liability company or other existence of each of its Restricted Subsidiaries in accordance with the respective organizational documents (as the same may be amended from time to time) of the Issuer or any such Restricted Subsidiary and the rights (charter and statutory), licenses (including FCC Licenses) and franchises of the Issuer and its Restricted Subsidiaries; provided that the Issuer shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of its Restricted Subsidiaries, if the loss thereof is not materially adverse to the Holders.

Section 4.15 <u>Asset Sales</u>.

(a) The Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(i) the Issuer (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(ii) at least 75% of the consideration received in the Asset Sale by the Issuer or such Restricted Subsidiary is in the form of cash or Cash Equivalents.

(b) For purposes of this provision, each of the following will be deemed to be cash:

(i) any liabilities, as shown on the Issuer's or such Restricted Subsidiary's most recent balance sheet, of the Issuer or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Issuer or such Restricted Subsidiary from further liability; and

(ii) any securities, notes or other obligations received by the Issuer or any such Restricted Subsidiary from such transferee that are converted within 90 days by the Issuer or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.

(c) Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Issuer (or the applicable Restricted Subsidiary, as the case may be) may apply those Net Proceeds at its option to any combination of the following:

(i) to repay, prepay, redeem or repurchase Senior Debt of the Issuer or any Guarantor; <u>provided</u> that any related loan commitment is permanently reduced in an amount equal to the principal amount so repaid, prepaid, redeemed or repurchased;

(ii) to acquire all or substantially all of the properties or assets of a Permitted Business so long as such properties and assets are acquired by the Issuer or a Restricted Subsidiary;

(iii) to acquire a majority of the Voting Stock of one or more other Persons primarily engaged in a Permitted Business, if after giving effect to any such acquisition of Voting Stock, such Person is or becomes a Restricted Subsidiary, or to finance the TV One Investment described in clause (ii) of the definition thereof;

(iv) to make capital expenditures in a Permitted Business owned by the Issuer or a Restricted Subsidiary; or

(v) to acquire other long term assets that are used or useful in a Permitted Business owned by the Issuer or a Restricted Subsidiary.

Any Net Proceeds from an Asset Sale that are not applied or invested as provided in this paragraph (c) will constitute "<u>Excess Proceeds</u>."

(d) Pending the final application of any Net Proceeds, the Issuer or any such Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by this Indenture.

(e) On the 365th day after an Asset Sale (or, at the Issuer's option, any earlier date), if the aggregate amount of Excess Proceeds then exceeds $10.0 million, the Issuer will make an Asset Sale Offer to all Holders of Notes and all holders of other Indebtedness ranking *pari passu* with the Notes containing provisions similar to those set forth in this Indenture with respect to offers to purchase or redeem with the proceeds of sales or assets, to purchase the maximum principal amount of Notes and such other *pari passu* Indebtedness, if applicable, that may be purchased out of the aggregate Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Issuer may use those Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes and other *pari passu* Indebtedness tendered into such Asset Sale Offer exceeds the aggregate amount of Excess Proceeds, the Trustee will select the Notes and the Issuer, or its agent, shall select such other *pari passu* Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

(f) The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of this Section 4.15, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 4.15 by virtue of the Issuer's compliance with such securities laws or regulations.

Section 4.16 <u>Offer to Repurchase Upon Change of Control</u>.

(a) If a Change of Control occurs, each Holder of Notes will have the right to require the Issuer to repurchase all or any part (equal to $1,000 or an integral multiple of $1.00 in excess thereof) of that Holder's Notes pursuant to an offer (the "<u>Change of Control Offer</u>") on the terms set forth in this Indenture. In the Change of Control Offer, the Issuer will offer a payment (the "<u>Change of Control Payment</u>") in cash equal to the percentage of the aggregate principal amount of Notes to be repurchased plus accrued and unpaid interest thereon, if any, to the date of purchase (the "<u>Change of Control Purchase Date</u>"), shown below for the period in which the Change of Control Purchase Date occurs:

Repurchase Period	Percentage
Issue Date through and including May 31, 2011	108%
June 1, 2011 through and including December 31, 2011	106%
January 1, 2012 through and including December 31, 2012	103%
January 1, 2013 through and including December 31, 2013	101.5%
January 1, 2014 and thereafter	100%

(b) Within 30 days following any Change of Control, the Issuer will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes as of the Change of Control Purchase Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by this Indenture and described in such notice.

(c) The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 4.16, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 4.16 by virtue of the Issuer's compliance with such securities laws or regulations.

(d) On the Change of Control Purchase Date, the Issuer will, to the extent lawful:

(i) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(ii) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(iii) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

(e) The Paying Agent will promptly mail to each Holder of Notes properly tendered and not withdrawn the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; <u>provided</u> that each new Note will be in a principal amount of $1,000 or an integral multiple of $1.00 in excess thereof. The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

(f) If the Change of Control Purchase Date is on or after a record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no other interest will be payable to Holders who tender pursuant to the Change of Control Offer.

(g) Prior to complying with any of the provisions of this Section 4.16 but in any event within 90 days following a Change of Control, the Issuer will either pay all outstanding Senior Debt or obtain the requisite consents, if any, under all the agreements governing outstanding Senior Debt to permit the repurchase of the Notes required by this Section 4.16.

(h) The Issuer shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuer, and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer.

Section 4.17 <u>Limitation on Sales and Issuances of Equity Interests in Restricted Subsidiaries</u>.

(a) The Issuer will not, and will not permit any of its Restricted Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Restricted Subsidiary of the Issuer to any Person (other than the Issuer or a Wholly Owned Restricted Subsidiary of the Issuer), unless either:

(i) each of the foregoing is satisfied:

(A) as a result of such transfer, conveyance, sale, lease or other disposition or issuance such Restricted Subsidiary no longer constitutes a Subsidiary;

(B) the Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with Section 4.15 hereof; and

(C) immediately after giving effect to such transfer, conveyance, sale, lease or other disposition, an Investment in such Person remaining after giving effect thereto would have been permitted to be made under Section 4.07 hereof if made on the date of such transfer, conveyance, sale, lease or other disposition; or

(ii) the transfer, sale or disposition is pursuant to security documents with respect to Indebtedness permitted to be secured under the terms of this Indenture.

(b) In addition, the Issuer will not permit any Wholly Owned Restricted Subsidiary of the Issuer to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person (other than to the Issuer or a Wholly Owned Restricted Subsidiary of the Issuer) such that such Subsidiary no longer constitutes a Wholly Owned Restricted Subsidiary.

Section 4.18 <u>Payments for Consent</u>.

Neither the Issuer nor any of the Issuer's Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Beneficial Owner or Holder of any Notes for or as an inducement to any consent to any waiver, supplement or amendment of any terms or provisions of this Indenture or the Notes, unless such consideration is offered to be paid or agreed to be paid to all Beneficial Owners and Holders of the Notes which so consent in the time frame set forth in the solicitation documents relating to such consent.

Section 4.19 <u>Designation of Restricted and Unrestricted Subsidiaries</u>.

(a) The Board of Directors of the Issuer may designate any Restricted Subsidiary of the Issuer to be an Unrestricted Subsidiary if no Default or Event of Default has occurred and is continuing, or would result therefrom and immediately after giving effect to such designation, the Issuer could incur $1.00 of additional Indebtedness pursuant to <u>Section 4.09(a)</u> hereof. If a Restricted Subsidiary of the Issuer is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Issuer and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under Section <u>4.07(a)(iv)(C)</u> hereof or Restricted Payments permitted under <u>Section 4.07(b)(xi)</u> hereof, as elected by the Issuer. That designation will only be permitted if the Investment would be permitted at that time and if the Subsidiary so designated otherwise meets the definition of an Unrestricted Subsidiary. Notwithstanding the foregoing, (i) the Issuer may not designate ROCH as an Unrestricted Subsidiary at any time after the Issue Date, (ii) the Issuer may not designate TV One as an Unrestricted Subsidiary at any time after it has become a Restricted Subsidiary (if ever) and (iii) no Subsidiary may be designated as an Unrestricted Subsidiary unless it is also an "unrestricted subsidiary" for purposes of the Existing Credit Agreement.

(b) The Board of Directors of the Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Issuer if no Default or Event of Default has occurred and is continuing at the time of such designation, or would result therefrom; <u>provided</u> that such designation will be deemed as of the date of such designation to be an incurrence of Indebtedness by a Restricted Subsidiary of the Issuer of any outstanding Indebtedness of such Unrestricted Subsidiary and the creation, incurrence, assumption or otherwise causing to exist any Lien of such Unrestricted Subsidiary and such designation will only be permitted if (i) such Indebtedness is permitted under <u>Section 4.09</u> hereof, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) such Lien is permitted under <u>Section 4.11</u> hereof.

(c) In the event TV One becomes a Subsidiary of the Company, subject to the following proviso (i) it shall be an Unrestricted Subsidiary and (ii) such designation shall not be subject to <u>Section 4.19(a)</u> or <u>Section 4.19(b)</u> hereof; <u>provided</u> that, if at any time, the Issuer, any of its Restricted Subsidiaries and/or any Affiliate Entities become the Beneficial Owner of 90% or more of the outstanding Equity Interests of TV One, then TV One (and each of its Subsidiaries, if any) shall automatically become a Restricted Subsidiary.

Section 4.20 <u>ROCH Ownership/TV One Ownership</u>.

(a) For so long as TV One remains a Designated Entity under the terms of this Indenture, the Issuer shall at all times (1) maintain ROCH as a Wholly Owned Restricted Subsidiary of the Issuer and (2) directly own all of the Equity Interests of ROCH. For so long as TV One remains a Designated Entity under the terms of this Indenture, the Issuer shall cause all Equity Interests of TV One that are held on the Issue Date or acquired by the Issuer or any of its Restricted Subsidiaries to be held directly by ROCH subject to <u>Section 4.15</u> and <u>Section 5.01</u>.

(b) In the event TV One becomes a Subsidiary of the Issuer, and in the event that ROCH transfers, conveys, sells, leases or otherwise disposes of Equity Interests in TV One or TV One issues additional Equity Interests in TV One such that, in either case, TV One no longer constitutes a Subsidiary of the Issuer, the aggregate Fair Market Value of all Equity Interests owned by ROCH in TV One will be deemed to be an Investment made as of that time and will reduce the amount available (if any) for Restricted Payments under <u>Section 4.07(a)(iv)(C)</u> hereof or Restricted Payments permitted under <u>Section 4.07(b)(xi)</u> hereof, as elected by the Issuer. If such Investment is not permitted to be made by the Issuer as of such date under such Section, then the Issuer will be in default of such Section.

Section 4.21 <u>Insurance</u>.

The Issuer shall, and shall cause each Restricted Subsidiary to, maintain with financially sound and reputable insurance companies, insurance in such amounts and against such risks as are customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations.

ARTICLE 5

SUCCESSORS

Section 5.01 <u>Merger, Consolidation or Sale of Assets</u>.

      (a) The Issuer will not: (1) consolidate or merge with or into another Person (whether or not the Issuer is the surviving corporation); or (2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Issuer and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

      (i) either (1) the Issuer is the surviving corporation or (2) the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made (the "<u>Surviving Entity</u>") is a Person organized and existing under the laws of the United States, any state thereof or the District of Columbia;

      (ii) the Surviving Entity expressly assumes by a supplemental indenture all the Obligations of the Issuer under the Notes, this Indenture and the Registration Rights Agreement;

      (iii) immediately after giving effect to such transaction (including, without limitation, giving effect to any Indebtedness incurred and any Lien granted in connection with or in respect of the transaction) no Default or Event of Default shall have occurred and be continuing;

      (iv) except with respect to a transaction solely between the Issuer and a Wholly Owned Restricted Subsidiary or a merger between the Issuer and one of the Issuer's Affiliates incorporated solely for the purpose of reincorporating in another state of the United States or the District of Columbia, immediately after giving effect to such transaction on a pro forma basis (on the assumption that the transaction occurred on the first day of the four quarter period immediately prior to consummation of the transaction with the appropriate adjustments with respect to the transaction being included in such pro forma calculations determined in accordance with Regulation S-X under the Securities Act), the Issuer (or the Surviving Entity if the Issuer is not the continuing obligor under this Indenture) (i) shall be able to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in <u>Section 4.09(a)</u> hereof or (ii) if such transaction is a Going Private Transaction, would have a Leverage Ratio equal to or lower than the Issuer's Leverage Ratio immediately prior to such transaction and the other Person party to the Going Private Transaction is an entity formed for the purpose of effecting the Going Private Transaction that does not otherwise have any assets or liabilities in excess of $5.0 million, individually or in the aggregate, or otherwise conduct any operations prior to the completion of the Going Private Transaction other than those incurred in connection with or as a result of such Going Private Transaction, including the financing thereof;

      (v) each Guarantor (unless it is the Surviving Entity, in which case clause (ii) shall apply) shall have, by a supplemental indenture confirmed that its Guarantee shall apply to the Surviving Entity's obligations in respect of the Notes; and

      (vi) the Issuer shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or disposition and any such supplemental indenture comply with this Indenture.

(b) Each Guarantor will not, and the Issuer will not permit a Guarantor to, (1) merge or consolidate with or into another Person (other than the Issuer or any other Guarantor), or (2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties and assets on a consolidated basis, in one or more related transactions, to any Person (other than the Issuer or any other Guarantor) unless:

(i) either (1) such Guarantor is the continuing Person or (2) the Person (if other than such Guarantor) formed by or surviving such consolidation or merger or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a Person organized and existing under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by a supplemental indenture all the Obligations of such Guarantor under the Notes and this Indenture;

(ii) immediately after giving effect to such transaction (including, without limitation, giving effect to any Indebtedness incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred and be continuing; and

(iii) such Guarantor shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or disposition and any such supplemental indenture comply with this Indenture.

(c) The provisions of this Section 5.01 with respect to Guarantors shall not apply to any transaction (including any Asset Sale made in accordance with Section 4.15 hereof) with respect to any Guarantor if the Guarantee of such Guarantor is released in connection with such transaction in accordance with this Indenture.

Section 5.02 Successor Corporation Substituted.

Upon any consolidation or merger, or any sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of any Issuer in accordance with Section 5.01 hereof, the successor Person formed by such consolidation or into which such Issuer is merged, or the successor Person to which such sale, assignment, conveyance, transfer, lease or disposition is made, shall succeed to, and be substituted for, and may exercise every right and power of, such Issuer under this Indenture, the Notes and the Registration Rights Agreement with the same effect as if such successor had been named as such Issuer herein, in the Notes and the Registration Rights Agreement. When a successor assumes all of the Obligations of its predecessor under this Indenture, the Notes and the Registration Rights Agreement, as the case may be, the predecessor shall be discharged from all obligations and covenants under this Indenture, the Notes and the Registration Rights Agreement; provided that the predecessor Issuer shall not be relieved from the obligation to pay the principal of and interest on the Notes except in the case of a sale, assignment, transfer, conveyance or other disposition of all of such Issuer's assets that meets the requirements of Section 5.01 hereof.

49

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01 <u>Events of Default</u>.

Each of the following is an "<u>Event of Default</u>":

(a) default in the payment in respect of the principal of (or premium, if any, on) any Note at its maturity (whether at Stated Maturity or upon repurchase, acceleration, optional redemption or otherwise) whether or not prohibited by the subordination provisions of this Indenture;

(b) default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days, whether or not prohibited by the subordination provisions of this Indenture;

(c) failure by the Issuer to perform or comply with Section 5.01 hereof;

(d) default in the performance or breach of the Issuer or any of its Restricted Subsidiaries of Section 4.15 or Section 4.16 hereof and continuance of such default or breach for a period of 30 consecutive days after written notice thereof has been given to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes (other than the failure to purchase Notes under such provisions which shall be an Event of Default described in clause (a) above);

(e) default in the performance or breach of any covenant or agreement of the Issuer or any of its Restricted Subsidiaries in this Indenture (other than a default in performance or breach of a covenant or agreement specifically dealt with in clause (a), (b), (c) or (d) above) and continuance of such default or breach for a period of 60 consecutive days after written notice thereof has been given to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

(f) a default or defaults under any bonds, debentures, notes or other evidences of Indebtedness for borrowed money (other than the Notes) by the Issuer, any Restricted Subsidiary or, for so long as TV One remains a Designated Entity, TV One, whether such Indebtedness exists on the Issue Date or shall thereafter be created, which default or defaults (i) are caused by a failure to pay at final maturity principal of, or interest or premium, if any, on such Indebtedness within the applicable express grace period in respect of such Indebtedness at the time of such default (a "<u>payment default</u>") or (ii) have resulted in the acceleration of the maturity of the principal amount of such Indebtedness prior to its express maturity; and, in each case, the principal amount of such Indebtedness, together with the principal amount of any other Indebtedness with respect to which an event described in clause (i) or (ii) has occurred and is continuing, aggregates $5.0 million or more;

(g) the entry against the Issuer, any Restricted Subsidiary or, for so long as TV One remains a Designated Entity, TV One, of a final judgment or final judgments for the payment of money in an aggregate amount in excess of $10.0 million which judgments remain undischarged, unwaived, unstayed, uninsured, unbonded or unsatisfied for a period of 60 consecutive days;

(h) except as permitted by this Indenture, any Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor shall deny or disaffirm its obligations under its Guarantee; and

(i) the Issuer, any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, or, for so long as TV One remains a Designated Entity, TV One, pursuant to or within the meaning of Bankruptcy Law:

(i) commences a voluntary case;

(ii) consents to the entry of an order for relief against it in an involuntary case;

(iii) consents to the appointment of a custodian of it or for all or substantially all of its property;

(iv) makes a general assignment for the benefit of its creditors;

(v) admits in writing its inability to pay its debts generally as they become due; or

(vi) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A) is for relief against the Issuer or any of its Restricted Subsidiaries in an involuntary case;

(B) appoints a custodian of the Issuer or any of its Restricted Subsidiaries or for all or substantially all of the property of the Issuer or any of its Restricted Subsidiaries; or

(C) orders the liquidation of the Issuer or any of its Restricted Subsidiaries;

which in the case of an involuntary bankruptcy filing continues for 60 consecutive days.

Section 6.02 Acceleration.

If an Event of Default (other than an Event of Default specified in Section 6.01(i) hereof) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Notes may declare the principal of, premium, if any, and accrued and unpaid interest on all of the outstanding Notes to be due and payable immediately by a notice in writing to the Issuer (and to the Trustee if given by Holders); provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, premium, if any, or interest on the Notes, have been cured or waived as provided in this Indenture.

In the event of a declaration of acceleration of the Notes solely because an Event of Default described in Section 6.01(f) hereof has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to Section 6.01(f) hereof shall be remedied or cured by the Issuer or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 20 Business Days after the declaration of acceleration with respect thereto and if the rescission and annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the Trustee for the payment of amounts due on the Notes.

If any Event of Default specified in Section 6.01(i) hereof occurs, the principal of, premium, if any, and accrued and unpaid interest on the Notes then outstanding shall ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

In the case of (i) any Event of Default occurring by reason of any willful action or inaction taken or not taken or on behalf of the Issuer with the intention of avoiding payment of the premium that the Issuer would have had to pay if the Issuer then had elected to redeem the Notes pursuant to Section 3.07 hereof or (ii) an acceleration of the Obligations with respect to the Notes automatically by operation of law or by the terms of this Indenture or the Notes during any period in which a premium would have been payable by the Issuer if the Issuer then had elected to redeem the Notes pursuant to Section 3.07 hereof, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

Section 6.03 Other Remedies.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, premium, if any, and interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04 <u>Waiver of Past Defaults</u>.

Holders of not less than a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all outstanding Notes waive an existing Default or Event of Default and its consequences hereunder, except a continuing Default or Event of Default in the payment of the principal of, premium and Special Interest, if any, or interest on, the Notes (including in connection with an offer to purchase). Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.05 <u>Control by Majority</u>.

The Holders of a majority in principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture or that the Trustee determines may be prejudicial to the rights of other Holders of Notes or that may involve the Trustee in personal liability.

Section 6.06 <u>Limitation on Suits</u>.

(a) No Holder of any Note will have any right to institute any proceeding with respect to this Indenture or for any remedy hereunder, unless:

(i) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default,

(ii) the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request to the Trustee, and provided indemnity reasonably satisfactory to the Trustee, to institute such proceeding as the Trustee, and

(iii) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days.

(b) The limitations of <u>Section 6.06(a)</u> hereof do not apply, however, to a suit instituted by a Holder of a Note directly (as opposed to through the Trustee) for enforcement of payment of the principal, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

Section 6.07 <u>Rights of Holders of Notes to Receive Payment</u>.

Notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of principal, premium and Special Interest, if any, and interest on the Note, on or after the respective due dates expressed in the Note (including in connection with an offer to purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

Section 6.08 <u>Restoration of Rights and Remedies</u>.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceedings or any other proceedings, the Issuer, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies hereunder of the Trustee and the Holders shall continue as though no such proceeding has been instituted.

Section 6.09 <u>Collection Suit by Trustee</u>.

If an Event of Default specified in <u>Section 6.01(a)</u> or <u>Section 6.01(b)</u> hereof occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Issuer for the whole amount of principal of, premium, if any, and Special Interest, if any, and interest remaining unpaid on the Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

Section 6.10 <u>Rights and Remedies Cumulative</u>.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in Section 2.07 hereof, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 6.11 <u>Delay or Omission Not Waiver</u>.

No delay or omission of the Trustee or of any Holder of any Note to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 6.12 <u>Trustee May File Proofs of Claim</u>.

The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Issuer (or any other obligor upon the Notes), their creditors or their property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 hereof. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.13 <u>Application of Money Collected</u>.

Any money collected by the Trustee pursuant to this Article 6 or otherwise on behalf of the Holders or the Trustee pursuant to this Article 6 or through any proceeding or any arrangement or restructuring in anticipation or in lieu of any proceeding contemplated by this Article 6, shall be applied, subject to applicable law, in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal, premium, if any, or interest, upon presentation of the Notes and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

(a) First, to the payment of all costs and expenses incurred by the Trustee in connection with the collection of proceeds in connection with this Indenture (including all existing claims for indemnification under this Indenture) including all court costs and the reasonable fees and expenses of their agents and legal counsel, the repayment of all advances made by the Trustee on behalf of the Issuer or any Guarantor and any other costs or expenses incurred in connection with the exercise of any right or remedy of the holders of the Notes;

(b) Second, to pay the Notes, any accrued and unpaid interest thereon, including Special Interest and any other amounts due under this Indenture; and

(c) Third, to the extent of the balance of such proceeds after application in accordance with clauses (a), (b) and (c) above of this Section 6.13, to the Issuer or such Guarantor, as applicable, their successors or assigns, or as a court of competent jurisdiction may otherwise direct.

The Trustee may fix a record date and payment date for any payment to Holders of Notes pursuant to this Section 6.13.

Section 6.14 <u>Undertaking for Costs</u>.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees and expenses against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section does not apply to a suit by the Trustee, a suit by a Holder of a Note pursuant to Section 6.07 hereof, or a suit by Holders of more than 10% in principal amount of the then outstanding Notes.

ARTICLE 7

TRUSTEE

Section 7.01 <u>Duties of Trustee</u>.

(a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

(b) Except during the continuance of an Event of Default:

(i) the duties of the Trustee shall be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, in the case of any such certificate or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c) The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(i) this paragraph (c) does not limit the effect of paragraph (b) of this Section 7.01;

(ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved in a court of competent jurisdiction that the Trustee was negligent in ascertaining the pertinent facts; and

(iii) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05 hereof.

(iv) No provision of this Indenture shall require the Trustee to expend or risk its own funds or incur any liability. The Trustee shall be under no obligation to exercise any of its rights or powers under this Indenture at the request or direction of any Holders, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

(d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b), and (c) of this Section 7.01.

(e) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

Section 7.02 <u>Rights of Trustee</u>.

(a) The Trustee may conclusively rely upon any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document.

(b) Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers' Certificate or Opinion of Counsel.

(c) The Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(d) The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent or attorney appointed with due care.

(e) The Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

(f) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Issuer shall be sufficient if signed by an Officer of the Issuer.

(g) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders shall have offered to the Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction.

(h) In no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(i) The Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Securities and this Indenture.

(j) The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder.

(k) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuer, personally or by agent or attorney at the sole cost of the Issuer and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

(l) The Trustee may request that the Issuer deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture.

Section 7.03 Individual Rights of Trustee.

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer or any Affiliate of the Issuer with the same rights it would have if it were not Trustee. However, the Trustee is subject to Section 7.10 and Section 7.11 hereof.

Section 7.04 Trustee's Disclaimer.

The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Issuer's use of the proceeds from the Notes or any money paid to the Issuer or upon the Issuer's direction under any provision of this Indenture, it shall not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it shall not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication.

Section 7.05 Notice of Defaults.

If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to Holders of Notes a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the Notes.

Section 7.06 Reports by Trustee to Holders of the Notes.

Within 60 days after each August 15 beginning with the August 15 following the date of this Indenture, and for so long as Notes remain outstanding, the Trustee shall mail to the Holders of the Notes a brief report dated as of such reporting date that complies with TIA § 313(a) (but if no event described in TIA § 313(a) has occurred within the twelve months preceding the reporting date, no report need be transmitted). The Trustee also shall comply with TIA § 313(b)(2). The Trustee shall also transmit by mail all reports as required by TIA § 313(c).

A copy of each report at the time of its mailing to the Holders of Notes shall be mailed to the Issuer and filed with the SEC and each stock exchange on which the Notes are listed in accordance with TIA § 313(d). The Issuer shall promptly notify the Trustee when the Notes are listed or delisted on any stock exchange.

Section 7.07 Compensation and Indemnity.

The Issuer shall pay to the Trustee from time to time reasonable compensation for its acceptance of this Indenture and services hereunder. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuer shall reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses shall include the reasonable compensation, disbursements and expenses of the Trustee's agents and counsel.

The Issuer shall indemnify the Trustee against any and all losses, liabilities or expenses incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, including the costs and expenses of enforcing this Indenture against the Issuer (including this Section 7.07) and defending itself against any claim (whether asserted by the Issuer or any Holder or any other person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, liability or expense may be attributable to its negligence or willful misconduct. The Trustee shall notify the Issuer promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Issuer shall not relieve the Issuer of their obligations hereunder. At the request of the Trustee, the Issuer shall defend the claim and the Trustee shall cooperate in the defense. The Trustee may have separate counsel and the Issuer shall pay the reasonable fees and expenses of such counsel. The Issuer need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld.

The obligations of the Issuer under this Section 7.07 and the Guarantors to the Trustee under Article 11, shall survive the satisfaction and discharge of this Indenture and the resignation or removal of the Trustee.

To secure the Issuer's payment obligations in this Section, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Notes. Such Lien shall survive the satisfaction and discharge of this Indenture.

When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(i) hereof occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

The Trustee shall comply with the provisions of TIA § 313(b)(2) to the extent applicable.

As used in this Section 7.07, the term "Trustee" shall also include each of the Paying Agent, Registrar, and Transfer Agent, as applicable.

Section 7.08 Replacement of Trustee.

A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this Section 7.08.

The Trustee may resign with 60 days' prior written notice and be discharged from the trust hereby created by so notifying the Issuer. The Holders of a majority in principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Issuer in writing with 90 days' prior written notice. The Issuer may remove the Trustee if:

> (a) the Trustee fails to comply with Section 7.10 hereof;

> (b) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

> (c) a custodian or public officer takes charge of the Trustee or its property; or

> (d) the Trustee becomes incapable of acting.

If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Issuer shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Issuer.

If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, at the expense of the Issuer, the Issuer, or the Holders of at least 10% in principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.10 hereof, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Thereupon, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee; provided that all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.07 hereof. Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Issuer's obligations under Section 7.07 hereof shall continue for the benefit of the retiring Trustee.

As used in this Section 7.08, the term "Trustee" shall also include each of the Paying Agent, Registrar, and Transfer Agent, as applicable.

Section 7.09 Successor Trustee by Merger, etc.

If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Trustee.

Section 7.10 Eligibility; Disqualification.

There shall at all times be a Trustee hereunder that is a corporation or national banking association organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least $100 million as set forth in its most recent published annual report of condition.

This Indenture shall always have a Trustee who satisfies the requirements of TIA § 310(a)(1), (2) and (5). The Trustee is subject to TIA § 310(b). For purposes of TIA § 310(b) the following Indentures are specifically described herein and are excluded from the operation of TIA § 310 (b): (i) the Indenture, dated as of May 18, 2001 (as supplemented, amended or otherwise modified from time to time), among the Issuer, the guarantors named therein (as amended and supplemented from time to time) and Wilmington Trust Company, as successor trustee thereunder and (ii) the Indenture, dated as of February 10, 2005 (as supplemented, amended or otherwise modified from time to time), among the Issuer, the guarantors named therein (as amended and supplemented from time to time) and Wilmington Trust Company, as successor trustee.

Section 7.11 Preferential Collection of Claims Against the Issuer.

The Trustee is subject to TIA § 311(a), excluding any creditor relationship listed in TIA § 311(b). A Trustee who has resigned or been removed shall be subject to TIA § 311(a) to the extent indicated therein.

ARTICLE 8

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01 Legal Defeasance and Discharge.

The Issuer may at its option and, at any time, elect to have all of its obligations discharged with respect to outstanding Notes and all obligations of the Guarantors discharged with respect to their Guarantees ("Legal Defeasance") except for:

(a) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, and interest or premium, if any, on, such Notes when such payments are due from the trust described in Section 8.04(a) hereof;

(b) the Issuer's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(c) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer's obligations in connection therewith; and

(d) the Legal Defeasance provisions of this Article 8.

Section 8.02 Covenant Defeasance.

The Issuer may, at its option and at any time, elect to have its obligations released with respect to the covenants that are described in Section 4.07, Section 4.08, Section 4.09, Section 4.10, Section 4.11, Section 4.12, Section 4.14, Section 4.15, Section 4.16, Section 4.17, Section 4.18, Section 4.19, Section 4.20, Section 4.21 and Section 5.01(a)(iv) hereof ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, Section 6.01(c) through Section 6.01(g) and Section 6.01(h) hereof will no longer constitute an Event of Default with respect to the Notes.

Section 8.03 Release of Guarantee and Liens.

If the Issuer exercises either its Legal Defeasance or Covenant Defeasance option, each Guarantor will be released and relieved of any obligations under its Guarantee and any Liens or other security for the Notes (other than the trust) will be released.

Section 8.04 Conditions to Legal or Covenant Defeasance.

The following shall be the conditions to the application of either Section 8.01 or Section 8.02 hereof to the outstanding Notes:

In order to exercise either Legal Defeasance or Covenant Defeasance:

(a) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, and interest and premium, if any, on the outstanding Notes on the date of Stated Maturity or on the applicable redemption date, as the case may be, and the Issuer must specify whether the Notes are being defeased to the date of Stated Maturity or to a particular redemption date;

(b) in the case of Legal Defeasance, the Issuer has delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that:

(i) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling; or

(ii) since the date of this Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c) in the case of Covenant Defeasance, the Issuer has delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness all or a portion of the proceeds of which will be used to defease the Notes pursuant to this Article 8 concurrently with such incurrence) or insofar as Section 6.01(i) hereof is concerned, at any time in the period ending on the 91st day after the date of deposit;

(e) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Issuer or any of its Restricted Subsidiaries is a party or by which the Issuer or any of its Restricted Subsidiaries is bound;

(f) the Issuer must have delivered to the Trustee an Opinion of Counsel to the effect that after the 121st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

(g) such Legal Defeasance or Covenant Defeasance will not cause the Trustee to have a conflicting interest with respect to any securities of the Issuer;

(h) the Issuer must deliver to the Trustee an Officers' Certificate stating that the deposit was made by the Issuer neither with the intent of preferring the Holders of Notes over the other creditors of the Issuer or any Guarantor nor with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or any Guarantor or others; and

(i) the Issuer must deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, which opinion may be subject to customary assumptions and exclusions, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Section 8.05 Deposited Money and Government Securities to be Held in Trust; Other Miscellaneous Provisions.

(a) Subject to Section 8.06 hereof, all money and non-callable Government Securities (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 8.05, the "Trustee") pursuant to Section 8.04 hereof in respect of the outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium, if any, and interest and Special Interest, if any, but such money need not be segregated from other funds except to the extent required by law.

(b) The Issuer shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable Government Securities deposited pursuant to Section 8.04 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

(c) Anything in this Article 8 to the contrary notwithstanding, the Trustee shall deliver or pay to the Issuer from time to time upon the request of the Issuer any money or non-callable Government Securities held by it as provided in Section 8.04 hereof which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04(a) hereof), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06 <u>Repayment to the Issuer</u>.

Any money deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of, premium, if any, or interest or Special Interest, if any, on any Note and remaining unclaimed for two years after such principal, and premium, if any, or interest or Special Interest, if any, has become due and payable shall be paid to the Issuer on their request or (if then held by the Issuer) shall be discharged from such trust; and the Holder of such Note shall thereafter look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, shall thereupon cease; <u>provided</u>, <u>however</u>, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Issuer cause to be published once, in the New York Times and The Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Issuer.

Section 8.07 <u>Reinstatement</u>.

If the Trustee or Paying Agent is unable to apply any United States dollars or non-callable Government Securities in accordance with Section 8.04 or Section 8.05 hereof, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuer's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.04 or Section 8.05 hereof until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.04 or Section 8.05 hereof, as the case may be; <u>provided</u>, <u>however</u>, that, if the Issuer makes any payment of principal of, premium, if any, or interest or Special Interest, if any, on any Note following the reinstatement of their obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 9

AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01 Without Consent of Holders of Notes.

Notwithstanding Section 9.02 hereof, the Issuer, the Guarantors and the Trustee may amend or supplement this Indenture, the Guarantees or the Notes without the consent of any Holder of a Note:

> (a) to cure any ambiguity, omission, mistake, defect or inconsistency;

> (b) to provide for uncertificated Notes in addition to or in place of certificated Notes;

> (c) to provide for the assumption of the Issuer's or a Guarantor's obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Issuer's or a Guarantor's properties or assets that is permitted under this Indenture;

> (d) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under this Indenture of any Holder; provided that any change to conform this Indenture to the section entitled "Description of Notes" in the Issuer's Amended and Restated Exchange Offer and Consent Solicitation Statement and Offering Memorandum, dated as of November 5, 2010, as may be further supplemented or amended prior to the Issue Date, will not be deemed to adversely affect the legal rights of any Holder;

> (e) to add any additional Guarantor or to evidence the release of any Guarantor from its Guarantee, in each case as provided in this Indenture;

> (f) to comply with requirements of the Commission in order to effect or maintain the qualification of this Indenture under the TIA; or

> (g) to evidence or provide for the acceptance of appointment under this Indenture of a successor trustee.

Section 9.02 With Consent of Holders of Notes.

Except as provided below in this Section 9.02, the Issuer, each Guarantor party thereto, if any, and the Trustee may amend or supplement this Indenture, the Guarantees and the Notes with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes), and, subject to Section 6.04 and Section 6.07 hereof, any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium, if any, or interest on the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this Indenture, the Guarantees or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes).

It shall not be necessary for the consent of the Holders of Notes under this Section 9.02 to approve the particular form of any proposed amendment or waiver, but it shall be sufficient if such consent approves the substance thereof.

After an amendment, supplement or waiver under this Section becomes effective, the Issuer shall mail to the Holders of Notes affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Issuer to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amended or supplemental indenture or waiver. Subject to Section 6.04 and Section 6.07 hereof, the Holders of a majority in aggregate principal amount of the Notes then outstanding may waive compliance in a particular instance by the Issuer with any provision of this Indenture or the Notes. However, without the consent of each Holder affected, an amendment or waiver under this Section 9.02 may not (with respect to any Notes held by a non-consenting Holder):

> (a) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

> (b) reduce the principal of or change the Stated Maturity of any Note or alter the provisions with respect to the redemption or repurchase of the Notes (other than provisions relating to the provisions of Section 4.15 and Section 4.16 hereof);

(c) reduce the rate of or change the time for payment of interest on any Note;

(d) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of a majority in principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(e) make any Note payable in currency other than that stated in the Notes;

(f) make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium, if any, on the Notes (other than as permitted in clause (g) below);

(g) waive a redemption or repurchase payment with respect to any Note (other than a payment required by one of the provisions of Section 4.15 and Section 4.16 hereof);

(h) modify any Guarantee in a manner adverse to Holders of the Notes or release any Guarantor from any of its obligations under its Guarantee or this Indenture, except in accordance with the terms of this Indenture;

(i) modify the ranking of the Notes or the Guarantees, in any manner that would adversely affect the Holders; or

(j) make any change in the preceding amendment, supplement and waiver provisions.

Section 9.03 Compliance with Trust Indenture Act.

Every amendment or supplement to this Indenture or the Notes shall be set forth in an amended or supplemental indenture that complies with the TIA as then in effect.

Section 9.04 Revocation and Effect of Consents.

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the waiver, supplement or amendment becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

Section 9.05 Notation on or Exchange of Notes.

The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Issuer in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

Section 9.06 Trustee to Sign Amendments, etc.

The Trustee shall sign any amended or supplemental indenture authorized pursuant to this Article 9 if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee. The Issuer may not sign an amendment or supplemental indenture until the Board of Directors approves it. In executing any amended or supplemental indenture, the Trustee shall be given and (subject to Section 7.01 hereof) shall be fully protected in relying upon an Officers' Certificate and an Opinion of Counsel each stating that the execution of such amended or supplemental indenture is authorized or permitted by this Indenture.

ARTICLE 10

SUBORDINATION

Section 10.01 Agreement to Subordinate.

The Issuer agrees, and each Holder by accepting a Note agrees, that the payment of principal of premium, if any, and interest, including Special Interest, if any, on the Notes is subordinated in right of payment, to the extent and in the manner provided in this Article 10, to the prior payment in full in cash of all Senior Debt (whether outstanding on the date hereof or hereafter created, incurred, assumed or guaranteed), and that the subordination is for the benefit of the holders of Senior Debt.

Section 10.02 Liquidation; Dissolution; Bankruptcy.

Upon any distribution to creditors of the Issuer or any Guarantor in a liquidation or dissolution of the Issuer or such Guarantor or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Issuer or such Guarantor or its property, in an assignment for the benefit of creditors of the Issuer or such Guarantor for or on any marshaling of the Issuer's or such Guarantor's assets and liabilities:

(i) holders of Senior Debt shall be entitled to receive payment in full in cash of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt whether or not a claim for such interest would be allowed in such proceeding) before Holders of the Notes shall be entitled to receive any payment or distribution of any kind or character with respect to the Notes or on account of any purchase or redemption or other acquisition on any Note (except that Holders may receive and retain (A) Permitted Junior Securities and (B) payments and other distributions made from any defeasance trust created pursuant to Section 8.01 hereof so long as, on the date or dates the respective amounts were paid into trust, such payments were made without violating the provisions set forth in this Article 10); and

(ii) until all Obligations with respect to Senior Debt (as provided in clause (i) above) are paid in full in cash, any distribution to which Holders would be entitled but for this Article 10 shall be made to holders of Senior Debt (except that Holders of Notes may receive and retain (A) Permitted Junior Securities and (B) payments and other distributions made from any defeasance trust created pursuant to Section 8.01 hereof), as their interests may appear.

Section 10.03 Default on Designated Senior Debt.

(a) Neither the Issuer nor any Guarantor may make any payment or distribution of any kind or character to the Trustee (on behalf of any Holder) or any Holder in respect of Obligations with respect to the Notes and may not acquire from the Trustee (on behalf of any Holder) or any Holder any Notes for cash or property (other than (A) Permitted Junior Securities and (B) payments and other distributions made from any defeasance trust created pursuant to Section 8.01 hereof) and will not make any deposit into such trust until all principal and other Obligations with respect to the Senior Debt have been paid in full in cash if:

(i) a default in the payment of any principal or other Obligations with respect to Designated Senior Debt (including, without limitation, upon any acceleration of the maturity thereof) occurs and is continuing in the agreement, indenture or other document governing such Designated Senior Debt; or

(ii) a default, other than a payment default, on Designated Senior Debt occurs and is continuing that then permits holders of the Designated Senior Debt to accelerate its maturity and the Trustee receives a notice of the default (a "Payment Blockage Notice") from a Person who may give it pursuant to Section 10.11 hereof. If the Trustee receives any such Payment Blockage Notice, no subsequent Payment Blockage Notice shall be effective for purposes of this Section unless and until at least 360 days shall have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such nonpayment default has been cured or waived for a period of not less than 90 days.

(b) The Issuer may and shall resume payments (including any missed payments) on and distributions in respect of the Notes and may acquire them upon:

(i) in the case of a payment default the date on which the default is cured or waived, and

(ii) in the case of a default referred to in clause (ii) of Section 10.03(a) hereof, the earlier of: (A) the date on which such nonpayment default is cured or waived (so long as no other default exists), (B) 179 days after the date on which the applicable Payment Blockage Notice is received, or (C) the date on which the Trustee receives notice from or on behalf of the holders of Designated Senior Debt to terminate the applicable Payment Blockage Notice, unless in each case, the maturity of such Designated Senior Debt has been accelerated, if this Article 10 otherwise permits the payment, distribution or acquisition at the time of such payment or acquisition.

Section 10.04 Acceleration of Notes.

If payment of the Notes is accelerated because of an Event of Default, the Issuer shall promptly notify holders of Senior Debt of the acceleration.

Section 10.05 When Distribution Must Be Paid Over.

In the event that the Trustee (on behalf of any Holder) or any Holder receives any payment of any Obligations with respect to the Notes (except (A) in Permitted Junior Securities or (B) from payments and other distributions made from any defeasance trust created pursuant to Section 8.01 hereof) at a time such payment is prohibited by Section 10.03 hereof, such payment shall be held by the Trustee or such Holder, in trust for the benefit of, and shall be paid forthwith over and delivered, upon written request, to, the holders of Senior Debt as their interests may appear or their Representative under this Indenture or other agreement (if any) pursuant to which Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Obligations with respect to Senior Debt remaining unpaid to the extent necessary to pay such Obligations in full in accordance with their terms, after giving effect to any concurrent payment or distribution to or for the holders of Senior Debt.

With respect to the holders of Senior Debt, the Trustee undertakes to perform only such obligations on the part of the Trustee as are specifically set forth in this Article 10, and no implied covenants or obligations with respect to the holders of Senior Debt shall be read into this Indenture against the Trustee. The Trustee shall not be deemed to owe any fiduciary duty to the holders of Senior Debt, and shall not be liable to any such holders if the Trustee shall pay over or distribute to or on behalf of Holders or the Issuer money or assets to which any holders of Senior Debt shall be entitled by virtue of this Article 10, except if such payment is made as a result of the willful misconduct or gross negligence of the Trustee.

Section 10.06 Notice by Issuer.

The Issuer shall promptly notify the Trustee and the Paying Agent if a payment that has become due and payable of any Obligations with respect to the Notes that, if made, would violate this Article 10, but failure to give such notice shall not affect the subordination of the Notes to the Senior Debt as provided in this Article 10.

Section 10.07 Subrogation.

After all Senior Debt is paid in full and until the Notes are paid in full, Holders of Notes shall be subrogated (equally and ratably with all other Indebtedness pari passu with the Notes) to the rights of holders of Senior Debt to receive distributions applicable to Senior Debt to the extent that distributions otherwise payable to the Holders of Notes have been applied to the payment of Senior Debt. A distribution made under this Article 10 to holders of Senior Debt that otherwise would have been made to Holders of Notes is not, as between the Issuer and Holders, a payment by the Issuer on the Notes.

Section 10.08 Relative Rights.

This Article 10 defines the relative rights of Holders of Notes and holders of Senior Debt. Nothing in this Indenture shall:

(i) impair, as between the Issuer and Holders of Notes, the obligation of the Issuer, which is absolute and unconditional, to pay principal of and interest on the Notes in accordance with their terms;

(ii) affect the relative rights of Holders of Notes and creditors of the Issuer other than their rights in relation to holders of Senior Debt; or

(iii) prevent the Trustee or any Holder of Notes from exercising its available remedies upon a Default or Event of Default, subject to the rights of holders and owners of Senior Debt to receive distributions and payments otherwise payable to Holders of Notes.

If the Issuer fails because of this Article 10 to pay principal of or interest on a Note on the due date, the failure is still a Default or Event of Default.

Section 10.09 Subordination May Not Be Impaired by Issuer.

No right of any holder of Senior Debt to enforce the subordination of the Indebtedness evidenced by the Notes shall be impaired by any act or failure to act by the Issuer or any Holder or by the failure of the Issuer or any Holder to comply with this Indenture.

Section 10.10 Distribution or Notice to Representative.

Whenever a distribution is to be made or a notice given to holders of Senior Debt, the distribution may be made and the notice given to their Representative.

Upon any payment or distribution of assets of the Issuer referred to in this Article 10, the Trustee and the Holders of Notes shall be entitled to rely upon any order or decree made by any court of competent jurisdiction or upon any certificate of such Representative or of the liquidating trustee or agent or other Person making any distribution to the Trustee or to the Holders of Notes for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Senior Debt and other Indebtedness of the Issuer, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 10.

Section 10.11 Rights of Trustee and Paying Agent.

Notwithstanding the provisions of this Article 10 or any other provision of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts that would prohibit the making of any payment or distribution by the Trustee, and the Trustee and the Paying Agent may continue to make payments on the Notes, unless the Trustee shall have received at its Corporate Trust Office at least five Business Days prior to the date of such payment written notice of facts that would cause the payment of any Obligations with respect to the Notes to violate this Article 10. Only the Issuer or a Representative may give the notice. Nothing in this Article 10 shall impair the claims of, or payments to, the Trustee under or pursuant to Section 7.07 hereof.

The Trustee in its individual or any other capacity may hold Senior Debt with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights.

Section 10.12 Authorization to Effect Subordination.

Each Holder of Notes, by the Holder's acceptance thereof, authorizes and directs the Trustee on such Holder's behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in this Article 10, and appoints the Trustee to act as such Holder's attorney-in-fact for any and all such purposes. If the Trustee does not file a proper proof of claim or proof of debt in the form required in any proceeding referred to in Section 6.12 hereof at least 30 days before the expiration of the time to file such claim, the Representatives are hereby authorized to file an appropriate claim for and on behalf of the Holders of the Notes.

Section 10.13 Amendments.

The provisions of this Article 10 shall not be amended or modified without the written consent of the holders of all Senior Debt.

ARTICLE 11

GUARANTEES

Section 11.01 <u>Guarantee</u>.

(a) Subject to this Article 11, each of the Guarantors hereby, jointly and severally, unconditionally guarantees to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of the Issuer hereunder or thereunder, that: (i) the principal of, interest, premium and Special Interest, if any, on the Notes shall be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest on the Notes, if any, if lawful, and all other obligations of the Issuer to the Holders or the Trustee hereunder or thereunder shall be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and (ii) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same shall be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise. Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors shall be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(b) The Guarantors hereby agree that their obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against the Issuer, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor. Each Guarantor hereby waives the benefit of diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest, notice and all demands whatsoever and covenants that this Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes and this Indenture.

(c) If any Holder or the Trustee is required by any court or otherwise to return to the Issuer, the Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to either the Issuer or the Guarantors, any amount paid by either to the Trustee or such Holder, this Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

(d) Each Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 hereof for the purposes of this Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any declaration of acceleration of such obligations as provided in Article 6 hereof, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Guarantee. The Guarantors shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Guarantees.

(e) Each Guarantee shall remain in full force and effect and continue to be effective should any petition be filed by or against the Issuer for liquidation or reorganization, should the Issuer become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of the Issuer's assets, and shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Notes are, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee on the Notes or the Guarantees, whether as a "voidable preference," "fraudulent transfer" or otherwise, all as though such payment or performance had not been made. In the event that any payment or any part thereof, is rescinded, reduced, restored or returned, the Notes shall, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

(f) In case any provision of any Guarantee shall be invalid, illegal or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(g) Each payment to be made by a Guarantor in respect of its Guarantee shall be made without set-off, counterclaim, reduction or diminution of any kind or nature.

Section 11.02 <u>Subordination of Guarantee</u>.

The Obligations of each Guarantor under its Guarantee pursuant to this Article 11 shall be junior and subordinated to the Senior Guarantee of such Guarantor on the same basis as the Notes are junior and subordinated to Senior Debt of the Issuer. For the purposes of the foregoing sentence, the Trustee (on behalf of the Holders) and the Holders shall have the right to receive and/or retain payments by any of the Guarantors only at such times as they may receive and/or retain payments in respect of the Notes pursuant to this Indenture, including Article 10 hereof.

Section 11.03 Limitation on Guarantor Liability.

Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law or the provisions of its local law relating to fraudulent transfer or conveyance to the extent applicable to any Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree that the Obligations of each Guarantor shall be limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the Obligations of such other Guarantor under this Article 11, result in the Obligations of such Guarantor under its Guarantee not constituting a fraudulent transfer or conveyance.

Section 11.04 Execution and Delivery of Guarantee.

(a) To evidence its Guarantee set forth in Section 11.01 hereof, each Guarantor hereby agrees this Indenture shall be executed on behalf of such Guarantor by the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such Guarantor, as the case may be. Each Guarantor hereby agrees that a notation of Guarantee substantially in the form included in Exhibit E hereto shall be endorsed by one of the foregoing officers of such Guarantor on each Note authenticated and delivered by the Trustee.

(b) Each Guarantor hereby agrees that its Guarantee set forth in Section 11.01 hereof shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Guarantee.

(c) If an Officer whose signature is on this Indenture or on the Guarantee no longer holds that office at the time the Trustee authenticates the Note on which a Guarantee is endorsed, the Guarantee shall be valid nevertheless.

(d) The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Guarantee set forth in this Indenture on behalf of the Guarantors.

(e) Subject to Section 4.12 hereof, the Notes will be Guaranteed by the Issuer's current and future domestic Restricted Subsidiaries and any Subsidiary that guarantees Indebtedness under the Existing Credit Agreement and the Issuer shall cause each such current or future Subsidiary to execute supplemental indentures to this Indenture to effectuate its Guarantee under this Article 11 promptly upon becoming such a Subsidiary.

Section 11.05 Subrogation.

Each Guarantor shall be subrogated to all rights of Holders of Notes against the Issuer in respect of any amounts paid by any Guarantor pursuant to the provisions of Section 11.01; provided that, if an Event of Default has occurred and is continuing, no Guarantor shall be entitled to enforce or receive any payments arising out of, or based upon, such right of subrogation until all amounts then due and payable by the Issuer under this Indenture or the Notes shall have been paid in full in cash.

Section 11.06 Benefits Acknowledged.

Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the guarantee and waivers made by it pursuant to its Guarantee are knowingly made in contemplation of such benefits.

Section 11.07 Releases of Guarantees.

(a) The Guarantee of a Guarantor will be automatically released:

(i) in connection with any sale or other disposition of all or substantially all of the properties or assets of such Guarantor (including by way of merger or consolidation) other than to the Issuer or another Guarantor, if the sale or other disposition does not violate the provisions of Section 4.15 hereof, provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of this Indenture, including without limitation, Section 4.15 hereof;

(ii) in connection with any sale or other disposition of the Capital Stock of such Guarantor (including by way of merger or consolidation) other than to the Issuer or another Guarantor such that such Guarantor ceases to constitute a Subsidiary, if the sale or other disposition does not violate the provisions of Section 4.15 hereof, provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of this Indenture, including without limitation, Section 4.15 hereof;

(iii) if the Issuer designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the provisions of this Indenture;

(iv) in the case of any Subsidiary which after the date of this Indenture is required to guarantee the Notes solely pursuant to Section 4.12(b) hereof, upon the release or discharge of the guarantee incurred by such Subsidiary which resulted in the obligation to guarantee the Notes; or

(v) upon Legal Defeasance or Covenant Defeasance with respect to all Notes as described in Article 8 or upon satisfaction and discharge of this Indenture as described in Article 12.

(b) Upon delivery by the Issuer to the Trustee of an Officers' Certificate and an Opinion of Counsel to the effect that the conditions precedent to the release of the Guarantee have been satisfied, the Trustee shall execute any documents reasonably required in order to evidence the release of any Guarantor from its obligations under its Guarantee.

(c) Any Guarantor not released from its obligations under its Guarantee shall remain liable for the full amount of principal of and interest on the Notes and for the other obligations of any Guarantor under this Indenture as provided in this Article 11.

ARTICLE 12

SATISFACTION AND DISCHARGE

Section 12.01 Satisfaction and Discharge.

(a) This Indenture will be discharged and will cease to be of further effect as to all Notes issued hereunder (except as to surviving rights of registration of transfer or exchange of the Notes and as otherwise specified herein), when:

(i) either:

(A) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(B) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of Stated Maturity or redemption;

(ii) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any instrument (other than this Indenture) to which the Issuer or any of the Guarantors is a party or by which the Issuer or any Guarantor is bound;

(iii) the Issuer and each Guarantor has paid or caused to be paid all sums payable by it under this Indenture; and

(iv) the Issuer has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at Stated Maturity or the redemption date, as the case may be.

(b) The Issuer shall deliver an Officers' Certificate and an Opinion of Counsel, which may be subject to customary assumptions and exclusions, to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(c) Notwithstanding the satisfaction and discharge of this Indenture, if money shall have been deposited with the Trustee pursuant to Section 12.01(a)(ii) hereof, the provisions of Section 12.02 and Section 8.06 hereof shall survive such satisfaction and discharge.

Section 12.02 Application of Trust Money.

(a) Subject to the provisions of Section 8.06 hereof, all money deposited with the Trustee pursuant to Section 12.01 hereof shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including an Issuer acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium and Special Interest, if any) and interest for whose payment such money has been deposited with the Trustee; provided that such money need not be segregated from other funds except to the extent required by law.

(b) If the Trustee or Paying Agent is unable to apply any money or Government Securities in accordance with Section 12.01 hereof by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer's and any Guarantor's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 12.01 hereof; provided that if the Issuer have made any payment of principal of, premium and Special Interest, if any, or interest on any Notes because of the reinstatement of their obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities held by the Trustee or Paying Agent.

ARTICLE 13

MISCELLANEOUS

Section 13.01 Trust Indenture Act Controls.

If any provision of this Indenture limits, qualifies or conflicts with the duties imposed by TIA § 318(c), the imposed duties shall control.

Section 13.02 Notices.

Any notice or communication by the Issuer, any Guarantor or the Trustee to the others is duly given if in writing and delivered in person or mailed by first class mail (registered or certified, return receipt requested), telex, telecopier or overnight air courier guaranteeing next day delivery, to the others' address:

> If to the Issuer and/or any Guarantor:
> Radio One, Inc.
> 5900 Princess Garden Parkway, 7th Floor
> Lanham, Maryland 20706
> Telecopier No.: (301) 306-9638
> Attention: Chief Financial Officer
> With a copy to:
> Kirkland & Ellis LLP
> 300 N. LaSalle Street
> Chicago, Illinois 60654
> Telecopier No.: (312) 862-2200
> Attention: Dennis M. Myers, P.C.
> If to the Trustee:
> Wilmington Trust Company
> Rodney Square North
> 1100 North Market Street
> Wilmington, DE 19890-1605
> Telecopier No.: (302) 636-4149
> Attention: Patrick Healy

The Issuer, any Guarantor or the Trustee, by notice to the others may designate additional or different addresses for subsequent notices or communications.

All notices and communications (other than those sent to Holders) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed by first class mail; when answered back, if telexed; when receipt acknowledged, if telecopied; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

Any notice or communication to a Holder shall be mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery to its address shown on the register kept by the Registrar. Any notice or communication shall also be so mailed to any Person described in TIA § 313(c), to the extent required by the TIA. Any notice given to a Depositary may also be given in accordance with its standard procedures. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

If the Issuer mails a notice or communication to Holders, they shall mail a copy to the Trustee and each Agent at the same time.

Section 13.03 Communication by Holders of Notes with Other Holders of Notes.

Holders may communicate pursuant to TIA § 312(b) with other Holders with respect to their rights under this Indenture or the Notes. The Issuer, the Trustee, the Registrar and anyone else shall have the protection of TIA § 312(c).

Section 13.04 <u>Certificate and Opinion as to Conditions Precedent</u>.

Upon any request or application by the Issuer to the Trustee to take any action under this Indenture, the Issuer shall furnish to the Trustee:

(a) an Officers' Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 13.05 hereof) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied; and

(b) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 13.05 hereof) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

Section 13.05 <u>Statements Required in Certificate or Opinion</u>.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to TIA § 314(a)(4)) shall comply with the provisions of TIA § 314(e) and shall include:

(a) a statement that the Person making such certificate or opinion has read such covenant or condition;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(d) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

Section 13.06 <u>Rules by Trustee and Agents</u>.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 13.07 <u>No Personal Liability of Directors, Officers, Employees and Stockholders</u>.

No director, officer, employee, incorporator or stockholder or other owner of Capital Stock of the Issuer or any Subsidiary of the Issuer, as such, will have any liability for any obligations of the Issuer or any Guarantor under the Notes, this Indenture or the Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes, by accepting a Note, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that such a waiver is against public policy.

Section 13.08 <u>Governing Law</u>.

THIS INDENTURE, THE NOTES AND THE GUARANTEES WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 13.09 <u>Submission to Jurisdiction; Service of Process; Waiver of Jury Trial</u>.

Each party hereto hereby submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State Court sitting in New York City for purposes of all legal proceedings arising out of or relating to this Indenture, the Notes, the Guarantees or the transactions contemplated hereby and thereby. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the State of New York. Without limiting the foregoing, the parties agree that service of process upon such party at the address referred to in Section 13.02 hereof, together with written notice of such service to such party, shall be deemed effective service of process upon such party. Each of the parties hereto irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or relating to this Indenture, the Notes, the Guarantees or the transactions contemplated hereby and thereby.

Section 13.10 No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Issuer or their Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 13.11 Successors.

All agreements of the Issuer in this Indenture and the Notes shall bind their successors. All agreements of the Trustee in this Indenture shall bind its successors. All agreements of each Guarantor in this Indenture shall bind its successors, except as otherwise provided in Section 11.07 hereof.

Section 13.12 Severability.

In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 13.13 Counterpart Originals.

The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Delivery of an executed counterpart of a signature page to this Indenture by facsimile, email or other electronic means shall be effective as delivery of a manually executed counterpart of this Indenture.

Section 13.14 Table of Contents, Headings, etc.

The Table of Contents, Cross-Reference Table and Headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 13.15 Force Majeure.

In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 13.16 Patriot Act.

The parties hereto acknowledge that in accordance with Section 326 of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA Patriot Act"), the Trustee, like all U.S. financial institutions, in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account. The parties to this Indenture agree that they will provide the Trustee with such information as it may request in order to satisfy the requirements of the USA Patriot Act.

[Signatures on following page]

**SIGNATURES**

Dated as of November 24, 2010

RADIO ONE, INC.
By:

Name:	
Title:	

GUARANTORS:
BELL BROADCASTING COMPANY
BLUE CHIP BROADCASTING LICENSES, LTD.
BLUE CHIP BROADCASTING, LTD.
CHARLOTTE BROADCASTING, LLC
COMMUNITY CONNECT INC.
COMMUNITY CONNECT, LLC
DISTRIBUTION ONE, LLC
HAWES-SAUNDERS BROADCAST PROPERTIES, INC.
INTERACTIVE ONE, INC.
INTERACTIVE ONE, LLC
NEW MABLETON BROADCASTING CORPORATION
RADIO ONE CABLE HOLDINGS, INC.
RADIO ONE DISTRIBUTION HOLDINGS, LLC
RADIO ONE LICENSES, LLC
RADIO ONE MEDIA HOLDINGS, LLC
RADIO ONE OF ATLANTA, LLC
RADIO ONE OF BOSTON LICENSES, LLC
RADIO ONE OF BOSTON, INC.
RADIO ONE OF CHARLOTTE, LLC
RADIO ONE OF DETROIT, LLC
RADIO ONE OF INDIANA, LLC
RADIO ONE OF INDIANA, L.P.
RADIO ONE OF NORTH CAROLINA, LLC
RADIO ONE OF TEXAS II, LLC
ROA LICENSES, LLC
SATELLITE ONE, L.L.C.
By:

Name:	
Title:	

WILMINGTON TRUST COMPANY, as Trustee
By:

Name:	
Title:	

73

EXHIBIT A

[Face of Note]

[Global Note Legend]

THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06(H) OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(A) OF THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE ISSUER. UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”) TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

[Private Placement Legend]

THE NOTES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A)(1) TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), (4) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (5) PURSUANT TO ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED ON AN OPINION OF COUNSEL IF THE ISSUER SO REQUESTS) AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND OTHER JURISDICTIONS.

[Regulation S Temporary Global Note Legend]

THIS GLOBAL NOTE IS A TEMPORARY GLOBAL NOTE FOR PURPOSES OF REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. NEITHER THIS TEMPORARY GLOBAL NOTE NOR ANY INTEREST HEREIN MAY BE OFFERED, SOLD OR DELIVERED, EXCEPT AS PERMITTED UNDER THE INDENTURE REFERRED TO BELOW.

NO BENEFICIAL OWNERS OF THIS TEMPORARY GLOBAL NOTE SHALL BE ENTITLED TO RECEIVE PAYMENT OF PRINCIPAL OR INTEREST HEREON UNLESS THE REQUIRED CERTIFICATIONS HAVE BEEN DELIVERED PURSUANT TO THE TERMS OF THE INDENTURE.

[Face of Note]

CUSIP: [__________]

ISIN: [_________]

12.5%/15.0% Senior Subordinated Notes due 2016

No. _______________ $ ______________

RADIO ONE, INC.

promises to pay to CEDE & CO. or registered assigns, the principal sum [set forth on the Schedule of Exchanges of Interests in the Global Note attached hereto] [of _________________________ United States Dollars] on May 24, 2016.

Interest Payment Dates: February 15, May 15, August 15 and November 15, beginning February 15, 2011

Record Dates: February 1, May 1, August 1 and November 1

Dated: ______________, ________

RADIO ONE, INC.
By:

Name:
Title:

This is one of the Notes referred to in the within-mentioned Indenture:

WILMINGTON TRUST COMPANY,
as Trustee
By:

Name:
Title:

Dated: ______________, _______

[Back of Note]

12.5%/15.0% Senior Subordinated Notes due 2016

Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

(1) Interest. Radio One, Inc., a Delaware corporation (the "Issuer") promises to pay interest on the principal amount of this Note on each Interest Payment Date (as defined below) until the principal hereof shall have become due and payable. The Issuer shall pay interest on this Note from November 24, 2010 until maturity, or until this Note is no longer outstanding. The Issuer shall pay interest quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each, an "Interest Payment Date"); provided, however that the first Interest Payment Date shall be February 15, 2011. Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid.

Interest on this Note will be payable in cash or at the Issuer's election (a "PIK Election"), partially in cash and partially in additional Notes issued in respect of interest payments ("PIK Notes"). Interest will accrue at a rate of 12.5% per annum if the interest for such interest period is paid fully in cash. In the event that the Issuer makes a PIK Election in accordance with the Indenture, cash interest will accrue and be paid for such interest period at a rate of 6.0% per annum and interest paid-in-kind through the issuance of PIK Notes (the "PIK Interest") will accrue for such interest period at 9.0% per annum; provided that the Issuer may make a PIK Election only with respect to interest accruing up to but not including May 15, 2012, and with respect to interest accruing from and after May 15, 2012 such interest shall accrue at a rate per annum of 12.5% and shall be payable in cash.

The Issuer must elect the form of interest payment with respect to each interest period by delivering a written notice to the Trustee and the Holders prior to the beginning of such interest period. In the absence of such an election for any interest period, interest on the Notes shall be payable according to the election for the previous interest period; provided that interest accruing from and after May 15, 2012 shall accrue at a rate of 12.5% per annum and shall be payable in cash.

Special Interest may accrue on this Note as liquidated damages in certain circumstances pursuant to Section 2 of the Registration Rights Agreement and will be payable only in cash. During any period in which a payment default or an Event of Default under Section 6.01(i) of the Indenture has occurred and is continuing, interest on all principal and overdue interest will accrue at a rate that is 2.0% higher than the cash interest rate on this Note in each interest period for which no PIK Election has been made and a rate that is 2.0% higher than the total cash interest rate and PIK Interest rate on the Notes in each interest period for which a PIK Election has been made (such increased interest, the "Default Interest") and shall be payable in cash. All references to "interest" include any additional interest that may be payable on this Note, including, but not limited to, any Default Interest and Special Interest payable pursuant to the Registration Rights Agreement. Interest on this Note will be computed on the basis of a 360-day year comprised of twelve 30-day months.

(2) Method of Payment. The Issuer will pay interest on this Note and Special Interest, if any, to the Person who is the Holder of this Note at the close of business on the February 1, May 1, August 1 and November 1 (whether or not a Business Day), as the case may be, immediately preceding the related Interest Payment Date, even if such Note is cancelled after such record date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaults on a payment of interest on the Notes. If a Holder has given wire transfer instructions to the Issuer, the Issuer will pay all principal, cash interest and premium, if any, on that Holder's Notes in accordance with those instructions. All other cash payments on Notes will be made at the office or agency of the Paying Agent and Registrar unless the Issuer elects to make cash interest payments by check mailed to the Holders at their address set forth in the register of Holders. The Issuer will make all principal, premium and cash interest payments on each Note in global form registered in the name of DTC or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the Holder of such global Note. Such cash payments shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

Any payments of principal of and cash interest on this Note prior to Stated Maturity shall be binding upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not noted hereon. The amount due and payable at the maturity of this Note shall be payable only upon presentation and surrender of this Note at an office of the Trustee or the Trustee's agent appointed for such purposes.

On each Interest Payment Date for which the Issuer has made a PIK Election, the Issuer shall request the Trustee to, and the Trustee shall upon the Issuer's request, authenticate and deliver PIK Notes for original issuance to the Holders of the Notes on the relevant record date, in an aggregate principal amount necessary to pay the PIK Interest. With respect to PIK Notes represented by one or more Global Notes registered in the name of DTC or its nominee on the relevant record date, the principal amount of such PIK Notes shall be increased by an amount equal to the amount of PIK Interest for the applicable interest period. Other than as provided in the preceding sentence, any PIK Note so issued will be dated as of the applicable Interest Payment Date, will bear interest from and after such date and will be issued with the designation "PIK" on the face thereof. Notwithstanding anything to the contrary in the Indenture or this Note, the Issuer may not issue PIK Notes in lieu of paying interest in cash if such interest is Default Interest or Special Interest or is interest payable with respect to any principal that is due and payable, whether at Stated Maturity, upon redemption, repurchase or otherwise.

(3) Paying Agent and Registrar. Initially, Wilmington Trust Company, the Trustee under the Indenture, will act as Paying Agent and Registrar. The Issuer may change any Paying Agent or Registrar without prior notice to the Holders of the Notes, and the Issuer or any of its domestic Subsidiaries may act as Paying Agent.

(4) Indenture. The Issuer issued the Notes under an Indenture, dated as of November 24, 2010 (the "Indenture"), among the Issuer, the Guarantors named therein and the Trustee. This Note is one of a duly authorized issue of notes of the Issuer designated as its 12.5%/15.0% Senior Subordinated Notes due 2016. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (15 U.S. Code §§ 77aaa-77bbbb, the "TIA"). The Notes are subject to all such terms, and Holders are referred to the Indenture and the TIA for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

(5) Optional Redemption.

(a) The Issuer may redeem all or a part of the Notes at any time or from time to time upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest on the Notes redeemed, if any, to the applicable redemption date, if redeemed during the periods indicated below:

Redemption Period	Percentage
Issue Date through and including May 31, 2011	108%
June 1, 2011 through and including December 31, 2011	106%
January 1, 2012 through and including December 31, 2012	103%
January 1, 2013 through and including December 31, 2013	101.5%
January 1, 2014 and thereafter	100%

(b) Except as provided above, the Notes will not be redeemable at the Issuer's option prior to their final maturity.

(c) If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows: (i) if the relevant Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or (ii) if the relevant Notes are not listed on any national securities exchange, on a pro rata basis.

(6) Mandatory Redemption. The Issuer shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

(7) Repurchase at Option of Holder.

(a) If a Change of Control occurs, each Holder of Notes will have the right to require the Issuer to purchase all or any part (equal to $1,000 or an integral multiple of $1.00 in excess thereof) of that Holder's Notes pursuant to a Change of Control Offer. In the Change of Control Offer, the Issuer will offer a payment in cash in an amount equal to the percentage of the aggregate principal amount of such Notes, plus accrued and unpaid interest, if any, to the Change of Control Purchase Date, shown below for the period in which the Change of Control Purchase Date occurs:

Repurchase Period	Percentage
Issue Date through and including May 31, 2011	108%
June 1, 2011 through and including December 31, 2011	106%
January 1, 2012 through and including December 31, 2012	103%
January 1, 2013 through and including December 31, 2013	101.5%
January 1, 2014 and thereafter	100%

(b) The Change of Control Offer shall be made in accordance with Section 4.16 of the Indenture.

(c) Under certain circumstances described in the Indenture, the Issuer will be required to apply the proceeds of Asset Sales to the repayment of the Notes. The offer shall be made in accordance with Section 4.15 of the Indenture.

(8) Notice of Redemption. Subject to Section 3.03 of the Indenture, notice of redemption will be mailed by first-class mail at least 30 days but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with Article 8 or Article 12 of the Indenture. On and after the relevant redemption date interest ceases to accrue on Notes or portions thereof called for redemption.

(9) <u>Denominations, Transfer, Exchange</u>. The Notes are in registered form without coupons in denominations of $1,000 and integral multiples of $1.00 in excess thereof, subject to the issuance of PIK Notes in respect of PIK Interest payments, which may be issued in integral multiples of $1.00. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, the Issuer need not exchange or register the transfer of any Notes for a period of 15 days before a selection of Notes to be redeemed or during the period between a record date and the corresponding interest payment date.

(10) <u>Persons Deemed Owners</u>. The registered Holder of a Note may be treated as its owner for all purposes.

(11) <u>Amendment, Supplement and Waiver</u>. The Indenture, the Guarantees or the Notes may be amended or supplemented as provided in the Indenture.

(12) <u>Defaults and Remedies</u>. The Events of Default relating to the Notes are defined in Section 6.01 of the Indenture. If any Event of Default occurs and is continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Notes may declare the principal of, premium, if any, and accrued and unpaid interest on all of the outstanding Notes to be due and payable immediately. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium, if any, and interest) if the Trustee determines that withholding notice is in the interests of the Holders to do so. The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Special Interest on, or the principal of, the Notes.

(13) <u>Authentication</u>. This Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated by the manual signature of the Trustee or an authenticating agent.

(14) <u>Additional Rights of Holders of Restricted Global Notes and Restricted Definitive Notes</u>. In addition to the rights provided to Holders of Notes under the Indenture, Holders of Restricted Global Notes and Restricted Definitive Notes shall have all the rights set forth in the Registration Rights Agreement, including the right to receive Special Interest.

(15) <u>CUSIP/ISIN Numbers.</u> Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Issuer has caused CUSIP/ISIN numbers to be printed on the Notes and the Trustee shall use CUSIP/ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

(16) <u>GOVERNING LAW</u>. THE NOTES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

The Issuer will furnish to any Holder upon written request and without charge a copy of the Indenture and/or the Registration Rights Agreement. Requests may be made to:


Radio One, Inc.

5900 Princess Garden Parkway, 7th Floor

Lanham, Maryland 20706

Attention: Investor Relations


ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:

(Insert assignee's legal name)

(Insert assignee's soc. sec. or tax I.D. no.)

(Print or type assignee's name, address and zip code)

and irrevocably appoint
to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Date:

Your Signature:

(Sign exactly as your name appears on the face of this Note)

Signature Guarantee*:

* Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Issuer pursuant to Section 4.15 or Section 4.16 of the Indenture, check the appropriate box below:

☐ Section 4.15   ☐ Section 4.16

If you want to elect to have only part of the Note purchased by the Issuer pursuant to Section 4.15 or Section 4.16 of the Indenture, state the amount you elect to have purchased:

$_____

Date: _____

Your Signature: _____
(Sign exactly as your name appears on the face of this Note)
Tax Identification No.: _____

Signature Guarantee*: _____

*   Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

SCHEDULE OF EXCHANGES, INCREASES OR DECREASES OF INTERESTS IN THE GLOBAL NOTE*

The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, or increases or decreases have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease (or increase)	Signature of authorized officer of Trustee or Note Custodian

*   This schedule should be included only if the Note is issued in global form.

81

EXHIBIT B

FORM OF CERTIFICATE OF TRANSFER

Radio One, Inc.
5900 Princess Garden Parkway, 7th Floor
Lanham, Maryland 20706

Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, DE 19890-1605
Attention: Patrick Healy

Re: 12.5%/15.0% Senior Subordinated Notes due 2016

Reference is hereby made to the Indenture, dated as of November 24, 2010 (the "Indenture"), between Radio One, Inc., as issuer (the "Issuer"), the Guarantors party thereto and Wilmington Trust Company, as Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

_____, (the "Transferor") owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of $[_____] in such Note[s] or interests (the "Transfer"), to (the "Transferee"), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1.   ☐   Check if Transferee will take delivery of a beneficial interest in the 144A Global Note or a Definitive Note Pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act"), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Note is being transferred to a Person that the Transferor reasonably believed and believes is purchasing the beneficial interest or Definitive Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a "qualified institutional buyer" within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Note and/or the Definitive Note and in the Indenture and the Securities Act.

2.   o Check if Transferee will take delivery of a beneficial interest in the Regulation S Global Note or a Definitive Note pursuant to Regulation S. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act, (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act and (iv) if the proposed transfer is being made prior to the expiration of the Restricted Period, the transfer is not being made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser). Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Regulation S Temporary Global Note, the Regulation S Global Note and/or the Definitive Note and in the Indenture and the Securities Act.

3.   o Check and complete if Transferee will take delivery of a beneficial interest in a Global Note or a Definitive Note pursuant to any provision of the Securities Act other than Rule 144A or Regulation S. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Notes and Restricted Definitive Notes and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one):

(a)   osuch Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act; or

(b)   o such Transfer is being effected to the Issuer or a subsidiary thereof; or

82

(c)　　o such Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act; or

(d)　　o such Transfer is being effected to an Institutional Accredited Investor and pursuant to an exemption from the registration requirements of the Securities Act other than Rule 144A, Rule 144, Rule 903 or Rule 904, and the Transferor hereby further certifies that it has not engaged in any general solicitation within the meaning of Regulation D under the Securities Act and the Transfer complies with the transfer restrictions applicable to beneficial interests in a Restricted Global Note or Restricted Definitive Notes and the requirements of the exemption claimed, which certification is supported by (1) a certificate executed by the Transferee in the form of Exhibit D to the Indenture and (2) if such Transfer is in respect of a principal amount of Notes at the time of transfer of less than $250,000, an Opinion of Counsel provided by the Transferor or the Transferee (a copy of which the transferor has attached to this certification), to the effect that such Transfer is in compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Notes and in the Indenture and the Securities Act.

4.　　o Check if Transferee will take delivery of a beneficial interest in an Unrestricted Global Note or of an Unrestricted Definitive Note.

(a)　　o Check if Transfer is pursuant to Rule 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

(b)　　o Check if Transfer is Pursuant to Regulation S. (i) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

(c)　　o Check if Transfer is Pursuant to Other Exemption. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Restricted Definitive Notes and in the Indenture.

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer.

_____
　　　　　　　[Insert Name of Transferor]
By:

　　　　　　　　　　　　　　　　　　Name: _____
　　　　　　　　　　　　　　　　　　Title: _____
Dated:

ANNEX A TO CERTIFICATE OF TRANSFER

1.   The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b)]

(a)   o   a beneficial interest in the:

(i)   o 144A Global Note (CUSIP _____), or

(ii)   o Regulation S Global Note (CUSIP _____), or

(iii)   o IAI Global Note (CUSIP _____), or

(b)   o a Restricted Definitive Note.

2.   After the Transfer the Transferee will hold:

[CHECK ONE]

(a)   o a beneficial interest in the :

(i)   o 144A Global (CUSIP _____), or

(ii)   o Regulation S Global (CUSIP _____), or

(iii)   o IAI Note (CUSIP _____), or

(iv)   o Unrestricted Global Note (CUSIP _____), or

(b)   o a Restricted Definitive Note.

(c)   o an Unrestricted Definitive Note.

in accordance with the terms of the Indenture.

EXHIBIT C

FORM OF CERTIFICATE OF EXCHANGE

Radio One, Inc.
5900 Princess Garden Parkway, 7th Floor
Lanham, Maryland 20706

Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, DE 19890-1605
Attention: Patrick Healy

Re: 12.5%/15.0% Senior Subordinated Notes due 2016

(CUSIP [●])

  Reference is hereby made to the Indenture, dated as of November 24, 2010 (the "Indenture"), between Radio One, Inc., as issuer (the "Issuer"), the Guarantors party thereto and Wilmington Trust Company, as Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

  _____, (the "Owner") owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein, in the principal amount of $ in such Note[s] or interests (the "Exchange"). In connection with the Exchange, the Owner hereby certifies that:

  1. o Exchange of Restricted Definitive Notes or Beneficial Interests in a Restricted Global Note for Unrestricted Definitive Notes or Beneficial Interests in an Unrestricted Global Note

  (a) o Check if Exchange is from beneficial interest in a Restricted Global Note to beneficial interest in an Unrestricted Global Note. In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Note for a beneficial interest in an Unrestricted Global Note in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Notes and pursuant to and in accordance with the United States Securities Act of 1933, as amended (the "Securities Act"), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

  (b) o Check if Exchange is from beneficial interest in a Restricted Global Note to Unrestricted Definitive Note. In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Definitive Note is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

  (c) o Check if Exchange is from Restricted Definitive Note to beneficial interest in an Unrestricted Global Note. In connection with the Owner's Exchange of a Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

  (d) o Check if Exchange is from Restricted Definitive Note to Unrestricted Definitive Note. In connection with the Owner's Exchange of a Restricted Definitive Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Unrestricted Definitive Note is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

2.   o Exchange of Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes for Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes

(a)   o Check if Exchange is from beneficial interest in a Restricted Global Note to Restricted Definitive Note. In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Note for a Restricted Definitive Note with an equal principal amount, the Owner hereby certifies that the Restricted Definitive Note is being acquired for the Owner's own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Definitive Note issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Note and in the Indenture and the Securities Act.

(b)   o Check if Exchange is from Restricted Definitive Note to beneficial interest in a Restricted Global Note. In connection with the Exchange of the Owner's Restricted Definitive Note for a beneficial interest in the [CHECK ONE] [   ] 144A Global Note, or [   ] Regulation S Global Note, or [   ] IAI Global Note the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner's own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Note and in the Indenture and the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer.

	[Insert Name of Transferor]
By:	
	Name:
	Title:
Dated:	

EXHIBIT D
FORM OF CERTIFICATE FROM

ACQUIRING INSTITUTIONAL ACCREDITED INVESTOR

Radio One, Inc.
5900 Princess Garden Parkway, 7th Floor
Lanham, Maryland 20706

Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, DE 19890-1605
Attention: Patrick Healy

Re: 12.5%/15.0% Senior Subordinated Notes due 2016

Reference is hereby made to the Indenture, dated as of November 24, 2010 (the "Indenture"), between Radio One, Inc., as issuer (the "Issuer"), the Guarantors party thereto and Wilmington Trust Company, as Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

In connection with our proposed purchase of $ aggregate principal amount of:

(a) oa beneficial interest in a Global Note, or

(b) o a Definitive Note,

we confirm that:

1. We understand that any subsequent transfer of the Notes or any interest therein is subject to certain restrictions and conditions set forth in the Indenture and the undersigned agrees to be bound by, and not to resell, pledge or otherwise transfer the Notes or any interest therein except in compliance with, such restrictions and conditions and the Securities Act of 1933, as amended (the "Securities Act").

2. We understand that the offer and sale of the Notes have not been registered under the Securities Act, and that the Notes and any interest therein may not be offered or sold except as permitted in the following sentence. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should sell the Notes or any interest therein, we will do so only (A) to the Issuer or any subsidiary thereof, (B) in accordance with Rule 144A under the Securities Act to a "qualified institutional buyer" (as defined therein), (C) to an institutional "accredited investor" (as defined below) that, prior to such transfer, furnishes (or has furnished on its behalf by a U.S. broker-dealer) to you and to the Issuer a signed letter substantially in the form of this letter and, if such transfer is in respect of a principal amount of Notes, at the time of transfer of less than $250,000, an Opinion of Counsel in form reasonably acceptable to the Issuer to the effect that such transfer is in compliance with the Securities Act, (D) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, (E) pursuant to the provisions of Rule 144 under the Securities Act or (F) pursuant to an effective registration statement under the Securities Act, and we further agree to provide to any person purchasing the Definitive Note or beneficial interest in a Global Note from us in a transaction meeting the requirements of clauses (A) through (E) of this paragraph a notice advising such purchaser that resales thereof are restricted as stated herein.

3. We understand that, on any proposed resale of the Notes or beneficial interest therein, we will be required to furnish to you and the Issuer such certifications, legal opinions and other information as you and the Issuer may reasonably require to confirm that the proposed sale complies with the foregoing restrictions. We further understand that the Notes purchased by us will bear a legend to the foregoing effect.

4. We are an institutional "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Notes, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.

5. We are acquiring the Notes or beneficial interest therein purchased by us for our own account or for one or more accounts (each of which is an institutional "accredited investor") as to each of which we exercise sole investment discretion.

You and the Issuer are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

[Insert Name of Transferor]

By: ______________________________

Name: ______________________________
Title: ______________________________

Dated:

EXHIBIT E

FORM OF NOTATION OF GUARANTEE

For value received, each Guarantor (which term includes any successor Person under the Indenture) has, jointly and severally, unconditionally guaranteed, to the extent set forth in the Indenture and subject to the provisions in the Indenture, dated as of November 24, 2010 (the "Indenture"), among Radio One, Inc., as issuer, the Guarantors party thereto and Wilmington Trust Company, as trustee (the "Trustee"), (a) the due and punctual payment of the principal of, premium, if any, and interest on the Notes (as defined in the Indenture), whether at maturity, by acceleration, redemption or otherwise, the due and punctual payment of interest on overdue principal and premium, and, to the extent permitted by law, interest, and the due and punctual performance of all other obligations of the Issuer to the Holders or the Trustee all in accordance with the terms of the Indenture and (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise. The obligations of the Guarantors to the Holders of Notes and to the Trustee pursuant to the Guarantee and the Indenture are expressly set forth in Article 11 of the Indenture and reference is hereby made to the Indenture for the precise terms of the Guarantee.

Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection. The obligations of each Guarantor under its Guarantee shall be limited to the extent necessary to insure that it does not constitute a fraudulent conveyance under applicable law.

No past, present or future director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor, as such, shall have any liability for any obligations of the Issuer or the Guarantors under the Notes, the Guarantees and the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Capitalized terms used herein have the same meanings given in the Indenture unless otherwise indicated.

[Insert Name of Guarantor]

By:

Name: _____

Title: _____

Dated:

FORM OF SUPPLEMENTAL INDENTURE TO BE DELIVERED BY SUBSEQUENT GUARANTORS

SUPPLEMENTAL INDENTURE (this "Supplemental Indenture"), dated as of _____, among _____ (the "Guaranteeing Subsidiary"), a subsidiary of Radio One, Inc., a Delaware corporation (the "Issuer"), the other Guarantors (as defined in the Indenture referred to herein) and Wilmington Trust Company, as trustee under the Indenture referred to below (the "Trustee").

W I T N E S S E T H

WHEREAS, the Issuer and the Guarantors have heretofore executed and delivered to the Trustee an indenture (the "Indenture"), dated as of November 24, 2010 providing for the issuance of 12.5%/15.0% Senior Subordinated Notes due 2016 (the "Notes");

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Issuer's Obligations under the Notes and the Indenture on the terms and conditions set forth herein and under the Indenture (the "Guarantee"); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

WHEREAS, all things necessary to make this Supplemental Indenture a valid indenture and agreement according to its terms have been done.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

(1) Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

(2) Agreement to be Bound. The Guaranteeing Subsidiary hereby becomes a party to the Indenture as a Guarantor and as such will have all of the rights and be subject to all of the obligations and agreements of a Guarantor under the Indenture.

(3) Guarantee. The Guaranteeing Subsidiary agrees, on a joint and several basis with all the existing Guarantors, to Guarantee to each Holder of the Notes and the Trustee the Obligations pursuant to Article 11 of the Indenture.

(4) Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

(5) No Recourse Against Others. No past, present or future director, officer, employee, incorporator, stockholder or agent of the Guaranteeing Subsidiary, as such, shall have any liability for any obligations of the Issuer or any Guaranteeing Subsidiary under the Notes, any Guarantees, the Indenture or this Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

(6) Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

(7) Effect of the Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

(8) The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Issuer.

(9) Benefits Acknowledged. The Guaranteeing Subsidiary's Guarantee is subject to the terms and conditions set forth in the Indenture. The Guaranteeing Subsidiary acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by the Indenture and this Supplemental Indenture and that the guarantee and waivers made by it pursuant to this Guarantee are knowingly made in contemplation of such benefits.

(10) Successors. All agreements of the Guaranteeing Subsidiary in this Supplemental Indenture shall bind its successors, except as otherwise provided in the Indenture. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

* * * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

Dated: _____, _____

RADIO ONE, INC.
By:

Name:	
Title:	

GUARANTORS:
BELL BROADCASTING COMPANY
BLUE CHIP BROADCASTING LICENSES, LTD.
BLUE CHIP BROADCASTING, LTD.
CHARLOTTE BROADCASTING, LLC
COMMUNITY CONNECT INC.
COMMUNITY CONNECT, LLC
DISTRIBUTION ONE, LLC
HAWES-SAUNDERS BROADCAST PROPERTIES, INC.
INTERACTIVE ONE, INC.
INTERACTIVE ONE, LLC
NEW MABLETON BROADCASTING CORPORATION
RADIO ONE CABLE HOLDINGS, INC.
RADIO ONE DISTRIBUTION HOLDINGS, LLC
RADIO ONE LICENSES, LLC
RADIO ONE MEDIA HOLDINGS, LLC
RADIO ONE OF ATLANTA, LLC
RADIO ONE OF BOSTON LICENSES, LLC
RADIO ONE OF BOSTON, INC.
RADIO ONE OF CHARLOTTE, LLC
RADIO ONE OF DETROIT, LLC
RADIO ONE OF INDIANA, LLC
RADIO ONE OF INDIANA, L.P.
RADIO ONE OF NORTH CAROLINA, LLC
RADIO ONE OF TEXAS II, LLC
ROA LICENSES, LLC
SATELLITE ONE, L.L.C.

By:

Name:	
Title:	

[NEW GUARANTOR]
By:

Name:	
Title:	

WILMINGTON TRUST COMPANY,
as Trustee
By:

Name:	
Title:	

NINTH SUPPLEMENTAL INDENTURE
TO INDENTURE DATED AS OF MAY 18, 2001

NINTH SUPPLEMENTAL INDENTURE (this "Supplemental Indenture"), dated as of November 24, 2010, among Radio One, Inc., a Delaware corporation (the "Company"), the guarantors parties to the Indenture referred below (collectively, the "Guarantors"), and Wilmington Trust Company, as successor trustee to The Bank of New York Mellon Trust Company, N.A. under the Indenture (the "Trustee"). Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

WITNESSETH

WHEREAS, the Company and the Guarantors have heretofore executed and delivered to the Trustee an indenture, dated as of May 18, 2001, providing for the issuance of 8$^7/_8$% Senior Subordinated Notes due 2011 (the "Notes"), a first supplemental indenture, dated as of August 10, 2001 (the "First Supplemental Indenture"), a second supplemental indenture, dated as of December 31, 2001 (the "Second Supplemental Indenture"), a third supplemental indenture, dated as of July 17, 2003 (the "Third Supplemental Indenture"), a fourth supplemental indenture, dated as of October 19, 2004 (the "Fourth Supplemental Indenture"), a fifth supplemental indenture, dated as of February 8, 2005 (the "Fifth Supplemental Indenture"), a sixth supplemental indenture, dated as of February 15, 2006 (the "Sixth Supplemental Indenture"), a seventh supplemental indenture, dated as of December 22, 2006 (the "Seventh Supplemental Indenture") and an eighth supplemental indenture, dated as of March 30, 2010 (the "Eighth Supplemental Indenture") (such indenture, as supplemented by the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture, the Sixth Supplemental Indenture, the Seventh Supplemental Indenture and the Eighth Supplemental Indenture shall hereinafter be referred to as the "Indenture");

WHEREAS, Section 9.02 of the Indenture provides that the Company, the Guarantors and the Trustee, with the written consent of the Holders of a majority in aggregate principal amount of the Notes outstanding, may amend, supplement or waive certain terms and covenants in the Indenture as described below;

WHEREAS, the Holders of at least a majority in aggregate principal amount of Notes outstanding have consented to the waiver, releases and amendments effected by this Supplemental Indenture;

WHEREAS, the Company and the Guarantors are undertaking to execute and deliver this Supplemental Indenture to amend certain terms and covenants in the Indenture in connection with the exchange offer and consent solicitation of the Company (the "Amended Exchange Offer") pursuant to the Company's Amended and Restated Exchange Offer and Consent Solicitation Statement and Offering Memorandum, dated as of November 5, 2010 (collectively, the "Amended Offering Memorandum"); and

WHEREAS, this Supplemental Indenture has been duly authorized by all necessary corporate action on the part of the Company and the Guarantors.

NOW, THEREFORE, in consideration for the premises and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

ARTICLE I - WAIVER, RELEASE AND AMENDMENTS

1. <u>Waiver of Existing Defaults and Events of Default</u>. Effective upon the Company's notification to the Trustee that validly tendered Notes from Holders of a majority in aggregate principal amount of Notes then outstanding have been accepted by the Company for exchange on the Settlement Date (as defined in the Amended Offering Memorandum) pursuant to the Amended Exchange Offer (such date and time, the "<u>Effective Date</u>"), any and all Defaults and Events of Default that have arisen or may arise under the Indenture are hereby waived.

2. <u>Amendments to the Indenture</u>. Effective upon the Effective Date:

(a) Section 3.09 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 3.09. [Intentionally Omitted]".

(b) Section 4.02 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.02. [Intentionally Omitted]".

(c) Section 4.03 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.03. <u>Reports</u>. The Company shall comply with Section 314 of the TIA.".

(d) Section 4.04 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.04. <u>Compliance Certificate</u>. The Company shall comply with Section 314 of the TIA.".

(e) Section 4.05 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.05. [Intentionally Omitted]".

(f) Section 4.06 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.06. [Intentionally Omitted]".

(g) Section 4.07 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.07. [Intentionally Omitted]".

(h) Section 4.08 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.08. [Intentionally Omitted]".

(i) Section 4.09 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.09. [Intentionally Omitted]".

(j) Section 4.10 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.10. [Intentionally Omitted]".

(k) Section 4.11 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.11. [Intentionally Omitted]".

(l) Section 4.12 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.12. [Intentionally Omitted]".

(m) Section 4.13 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.13. [Intentionally Omitted]".

(n) Section 4.15 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.15. [Intentionally Omitted]".

(o) Section 4.16 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.16. [Intentionally Omitted]".

(p) Section 4.17 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.17. [Intentionally Omitted]".

(q) Section 4.18 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.18. [Intentionally Omitted]".

(r) Section 4.19 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.19. [Intentionally Omitted]".

(s) Section 4.20 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.20. [Intentionally Omitted]".

(t) The failure to comply with the terms of any of the foregoing Sections of the Indenture shall no longer constitute a Default or an Event of Default under the Indenture and shall no longer have any other consequence under the Indenture.

(u) Section 6.01 of the Indenture is hereby amended to state, in its entirety, the following: "Section 6.01. Events of Default.

An "Event of Default" occurs if:

(a)   the Company defaults in the payment when due of interest on, or Liquidated Damages with respect to, the Notes and such default continues for a period of 30 days;

(b)   the Company defaults in the payment when due of principal of or premium, if any, on the Notes when the same becomes due and payable at maturity, upon redemption (including in connection with an offer to purchase) or otherwise; or

(c)   the Company fails to comply with any of the provisions of Section 5.01 hereof for 30 days after notice to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes (including Additional Notes, if any) then outstanding voting as a single class.".

(v) The first paragraph of Section 6.02 of the Indenture is hereby amended to state, in its entirety, the following: "If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately; provided, that so long as any Indebtedness permitted to be incurred pursuant to Credit Facilities or the Exchange Notes Indenture is outstanding, such acceleration will not be effective until the earlier of (1) the acceleration of such Indebtedness under the Credit Facilities or the Exchange Notes Indenture or (2) five Business Days after receipt by the Company of written notice of such acceleration.".

(w) All definitions set forth in Sections 1.01 and 1.02 of the Indenture that relate to defined terms used solely in sections deleted by this Supplemental Indenture are hereby deleted in their entirety.

(x) Section 1.01 of the Indenture is hereby amended to add the following definition in its proper alphabetical location:

""Exchange Notes Indenture" means the Indenture, dated as of November 24, 2010, by and between the Company, the guarantors party thereto and Wilmington Trust Company, as Trustee, pursuant to which the Company's 12.5%/15.0% Senior Subordinated Notes due 2016 were issued, as amended and supplemented from time to time.".

(y) All references to Section 6.01 of the Indenture shall mean Section 6.01 as amended by this Supplemental Indenture.

3

ARTICLE II - MISCELLANEOUS

1. <u>Effect of Supplemental Indenture</u>. Upon the execution and delivery of this Supplemental Indenture by the Company, the Guarantors and the Trustee, the Indenture shall be supplemented in accordance herewith, and this Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby; <u>provided</u>, that the waivers and amendments to the Indenture set forth in Article I of this Supplemental Indenture shall become operative as specified in Article I hereof. Prior to the Effective Date, the Company may terminate this Supplemental Indenture upon written notice to the Trustee.

2. <u>Indenture Remains in Full Force and Effect</u>. Except as supplemented hereby, all provisions in the Indenture shall remain in full force and effect.

3. <u>Indenture and Supplemental Indenture Construed Together</u>. This Supplemental Indenture is an indenture supplemental to and in implementation of the Indenture, and the Indenture and this Supplemental Indenture shall henceforth be read and construed together.

4. <u>Confirmation and Preservation of Indenture</u>. The Indenture as supplemented by this Supplemental Indenture is in all respects confirmed and preserved.

5. <u>Conflict with the Trust Indenture Act</u>. If any provision of this Supplemental Indenture limits, qualifies or conflicts with any provision of the TIA that is required under the TIA to be a part of and govern any provision of this Supplemental Indenture, the provision of the TIA shall control. If any provision of this Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the Indenture as so modified or to be excluded by this Supplemental Indenture, as the case may be.

6. <u>Severability</u>. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

7. <u>Benefits of Supplemental Indenture</u>. Nothing in this Supplemental Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Notes, any benefit of any legal or equitable right, remedy or claim under the Indenture, this Supplemental Indenture or the Notes.

8. <u>Successors</u>. All agreements of the Company in this Supplemental Indenture shall bind its successors. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

9. <u>Acceptance by Trustee</u>. The Trustee accepts the amendments to the Indenture effected by this Supplemental Indenture and agrees to execute the trusts created by the Indenture as hereby amended, but only upon the terms and conditions set forth in the Indenture.

10. <u>Certain Duties and Responsibilities of the Trustee</u>. In entering into this Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture and the Notes relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

11. <u>Governing Law</u>. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

12. <u>Submission to Jurisdiction; Service of Process; Waiver of Jury Trial</u>. Each party hereto hereby submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State Court sitting in New York City for purposes of all legal proceedings arising out of or relating to this Supplemental Indenture, the Notes or the transactions contemplated hereby and thereby. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the State of New York. Without limiting the foregoing, the parties agree that service of process upon such party at the address referred to in Section 13.02 of the Indenture, together with written notice of such service to such party, shall be deemed effective service of process upon such party. Each of the parties hereto irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or relating to this Supplemental Indenture, the Notes or the transactions contemplated hereby and thereby.

13. <u>Counterparts</u>. This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

14. <u>Effect of Headings</u>. The Article and Section headings herein are inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

15. <u>Trustee</u>. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company and each Guarantor.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.

RADIO ONE, INC.

By: _____

Name: Peter D. Thompson
Title: Executive Vice President and Chief Financial Officer

BELL BROADCASTING COMPANY
BLUE CHIP BROADCASTING, LTD.
BLUE CHIP BROADCASTING LICENSES, LTD.
CHARLOTTE BROADCASTING, LLC
COMMUNITY CONNECT INC.
COMMUNITY CONNECT, LLC
DISTRIBUTION ONE, LLC
HAWES-SAUNDERS BROADCAST PROPERTIES, INC.
INTERACTIVE ONE, INC.
INTERACTIVE ONE, LLC
NEW MABLETON BROADCASTING CORPORATION
RADIO ONE CABLE HOLDINGS, INC.
RADIO ONE DISTRIBUTION HOLDINGS, LLC
RADIO ONE LICENSES, LLC
RADIO ONE MEDIA HOLDINGS, LLC
RADIO ONE OF ATLANTA, LLC
RADIO ONE OF BOSTON, INC.
RADIO ONE OF BOSTON LICENSES, LLC
RADIO ONE OF CHARLOTTE, LLC
RADIO ONE OF DETROIT, LLC
RADIO ONE OF INDIANA, LLC
RADIO ONE OF INDIANA, L.P.
RADIO ONE OF NORTH CAROLINA, LLC
RADIO ONE OF TEXAS II, LLC
ROA LICENSES, LLC
SATELLITE ONE, L.L.C.

By: _____

Name: Peter D. Thompson
Title: Vice President

WILMINGTON TRUST COMPANY, as Trustee

By: _____
Name:
Title:

5

FOURTH SUPPLEMENTAL INDENTURE
TO INDENTURE DATED AS OF FEBRUARY 10, 2005

FOURTH SUPPLEMENTAL INDENTURE (this "Supplemental Indenture"), dated as of November 24, 2010, among Radio One, Inc., a Delaware corporation (the "Company"), the Guarantors parties to the Indenture referred below (collectively, the "Guarantors") and Wilmington Trust Company, as successor trustee to The Bank of New York Mellon Trust Company, N.A. under the Indenture (the "Trustee"). Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

WITNESSETH

WHEREAS, the Company and the Guarantors have heretofore executed and delivered to the Trustee an indenture, dated as of February 10, 2005, providing for the issuance of $6^3/_8$% Senior Subordinated Notes due 2013 (the "Notes"), a first supplemental indenture, dated as of February 15, 2006 (the "First Supplemental Indenture"), a second supplemental indenture, dated as of December 22, 2006 (the "Second Supplemental Indenture") and a third supplemental indenture, dated as of March 30, 2010 (the "Third Supplemental Indenture") (such indenture, as supplemented by the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture shall hereinafter be referred to as the "Indenture");

WHEREAS, Section 9.02 of the Indenture provides that Company and the Trustee may amend or supplement the Indenture, the Subsidiary Guarantees and the Notes with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding voting as a single class;

WHEREAS, the Holders of at least a majority in aggregate principal amount of Notes outstanding have consented to the waiver, releases and amendments effected by this Supplemental Indenture;

WHEREAS, the Company and the Guarantors are undertaking to execute and deliver this Supplemental Indenture to amend certain terms and covenants in the Indenture in connection with the exchange offer and consent solicitation of the Company (the "Amended Exchange Offer") pursuant to the Company's Amended and Restated Exchange Offer and Consent Solicitation Statement and Offering Memorandum, dated as of November 5, 2010 (collectively, the "Amended Offering Memorandum"); and

WHEREAS, this Supplemental Indenture has been duly authorized by all necessary corporate action on the part of the Company and the Guarantors.

NOW, THEREFORE, in consideration for the premises and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

ARTICLE I - WAIVER, RELEASE AND AMENDMENTS

1. Waiver of Existing Defaults and Events of Default; Other Waivers. Effective upon the Company's notification to the Trustee that validly tendered Notes from Holders of a majority in aggregate principal amount of Notes then outstanding have been accepted by the Company for exchange on the Settlement Date (as defined in the Amended Offering Memorandum) pursuant to the Amended Exchange Offer (such date and time, the "Effective Date"), any and all Defaults and Events of Default that have arisen or may arise under the Indenture are hereby waived, except those that may have arisen as a result of a failure by the Company to make interest payments on the Notes in compliance with Section 4.01 of the Indenture and paragraph (1) of the Notes. Each Holder that has delivered a consent pursuant to the Amended Offering Memorandum, as to itself only, hereby waives (i) effective upon the Effective Date, the application of the provisions of Section 2.12 of the Indenture relating to notice, the fixing of a special record date and payment date and (ii) effective upon the Company's payment to such Holder of all accrued and unpaid interest on the Notes that is payable up to, but not including, the Settlement Date pursuant to the Amended Offering Memorandum, any and all Defaults and Events of Default that have arisen or may arise under the Indenture as a result of a failure by the Company to make interest payments on the Notes in compliance with Section 4.01 of the Indenture and paragraph (1) of the Notes.

2. Amendments to the Indenture. Effective upon the Effective Date:

(a) Section 3.09 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 3.09. [Intentionally Omitted]".

(b) Section 4.02 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.02. [Intentionally Omitted]".

(c) Section 4.03 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.03. Reports. The Company shall comply with Section 314 of the TIA.".

(d) Section 4.04 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.04. Compliance Certificate. The Company shall comply with Section 314 of the TIA.".

(e) Section 4.05 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.05. [Intentionally Omitted]".

(f) Section 4.06 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.06. [Intentionally Omitted]".

(g) Section 4.07 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.07. [Intentionally Omitted]".

(h) Section 4.08 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.08. [Intentionally Omitted]".

(i) Section 4.09 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.09. [Intentionally Omitted]".

(j) Section 4.10 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.10. [Intentionally Omitted]".

(k) Section 4.11 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.11. [Intentionally Omitted]".

(l) Section 4.12 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.12. [Intentionally Omitted]".

(m) Section 4.13 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.13. [Intentionally Omitted]".

(n) Section 4.15 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.15. [Intentionally Omitted]".

(o) Section 4.16 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.16. [Intentionally Omitted]".

(p) Section 4.17 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.17. [Intentionally Omitted]".

(q) Section 4.18 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.18. [Intentionally Omitted]".

(r) Section 4.19 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.19. [Intentionally Omitted]".

(s) Section 4.20 of the Indenture is hereby eliminated in its entirety and replaced with the words: "Section 4.20. [Intentionally Omitted]".

(t) The failure to comply with the terms of any of the foregoing Sections of the Indenture shall no longer constitute a Default or an Event of Default under the Indenture and shall no longer have any other consequence under the Indenture.

(u) Section 6.01 of the Indenture is hereby amended to state, in its entirety, the following: "Section 6.01. Events of Default.

An "Event of Default" occurs if:

(a) the Company defaults in the payment when due of interest on, or Additional Interest with respect to, the Notes and such default continues for a period of 30 days;

(b) the Company defaults in the payment when due of principal of or premium, if any, on the Notes when the same becomes due and payable at maturity, upon redemption (including in connection with an offer to purchase) or otherwise;

(c) the Company fails to comply with any of the provisions of Section 5.01 hereof for 30 days after notice to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes (including Additional Notes, if any) then outstanding voting as a single class.".

(v) The first paragraph of Section 6.02 of the Indenture is hereby amended to state, in its entirety, the following: "If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately; provided, that so long as any Indebtedness permitted to be incurred pursuant to Credit Facilities or the Exchange Notes Indenture is outstanding, such acceleration will not be effective until the earlier of (1) the acceleration of such Indebtedness under the Credit Facilities or the Exchange Notes Indenture or (2) five Business Days after receipt by the Company of written notice of such acceleration.".

(w) All definitions set forth in Sections 1.01 and 1.02 of the Indenture that relate to defined terms used solely in sections deleted by this Supplemental Indenture are hereby deleted in their entirety.

(x) Section 1.01 of the Indenture is hereby amended to add the following definition in its proper alphabetical location:

""Exchange Notes Indenture" means the Indenture, dated as of November 24, 2010, by and between the Company, the guarantors party thereto and Wilmington Trust Company, as Trustee, pursuant to which the Company's 12.5%/15.0% Senior Subordinated Notes due 2016 were issued, as amended and supplemented from time to time.".

(y) All references to Section 6.01 of the Indenture shall mean Section 6.01 as amended by this Supplemental Indenture.

ARTICLE II - MISCELLANEOUS

1. <u>Effect of Supplemental Indenture</u>. Upon the execution and delivery of this Supplemental Indenture by the Company, the Guarantors and the Trustee, the Indenture shall be supplemented in accordance herewith, and this Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby; <u>provided</u>, that the waivers and amendments to the Indenture set forth in Article I of this Supplemental Indenture shall become operative as specified in Article I hereof. Prior to the Effective Date, the Company may terminate this Supplemental Indenture upon written notice to the Trustee.

2. <u>Indenture Remains in Full Force and Effect</u>. Except as supplemented hereby, all provisions in the Indenture shall remain in full force and effect.

3. <u>Indenture and Supplemental Indenture Construed Together</u>. This Supplemental Indenture is an indenture supplemental to and in implementation of the Indenture, and the Indenture and this Supplemental Indenture shall henceforth be read and construed together.

4. <u>Confirmation and Preservation of Indenture</u>. The Indenture as supplemented by this Supplemental Indenture is in all respects confirmed and preserved.

5. <u>Conflict with the Trust Indenture Act</u>. If any provision of this Supplemental Indenture limits, qualifies or conflicts with any provision of the TIA that is required under the TIA to be a part of and govern any provision of this Supplemental Indenture, the provision of the TIA shall control. If any provision of this Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the Indenture as so modified or to be excluded by this Supplemental Indenture, as the case may be.

6. <u>Severability</u>. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

7. <u>Benefits of Supplemental Indenture</u>. Nothing in this Supplemental Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Notes, any benefit of any legal or equitable right, remedy or claim under the Indenture, this Supplemental Indenture or the Notes.

8. <u>Successors</u>. All agreements of the Company in this Supplemental Indenture shall bind its successors. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

9. <u>Acceptance by Trustee</u>. The Trustee accepts the amendments to the Indenture effected by this Supplemental Indenture and agrees to execute the trusts created by the Indenture as hereby amended, but only upon the terms and conditions set forth in the Indenture.

10. <u>Certain Duties and Responsibilities of the Trustee</u>. In entering into this Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture and the Notes relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

11. <u>Governing Law</u>. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

12. <u>Submission to Jurisdiction; Service of Process; Waiver of Jury Trial</u>. Each party hereto hereby submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State Court sitting in New York City for purposes of all legal proceedings arising out of or relating to this Supplemental Indenture, the Notes or the transactions contemplated hereby and thereby. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the State of New York. Without limiting the foregoing, the parties agree that service of process upon such party at the address referred to in Section 13.02 of the Indenture, together with written notice of such service to such party, shall be deemed effective service of process upon such party. Each of the parties hereto irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or relating to this Supplemental Indenture, the Notes or the transactions contemplated hereby and thereby.

13. <u>Counterparts</u>. This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

14. <u>Effect of Headings</u>. The Article and Section headings herein are inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

15. <u>Trustee</u>. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company and each Guarantor.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.

RADIO ONE, INC.

By: _____
Name: Peter D. Thompson
Title: Executive Vice President and Chief Financial Officer

BELL BROADCASTING COMPANY
BLUE CHIP BROADCASTING, LTD.
BLUE CHIP BROADCASTING LICENSES, LTD.
CHARLOTTE BROADCASTING, LLC
COMMUNITY CONNECT INC.
COMMUNITY CONNECT, LLC
DISTRIBUTION ONE, LLC
HAWES-SAUNDERS BROADCAST PROPERTIES, INC.
INTERACTIVE ONE, INC.
INTERACTIVE ONE, LLC
NEW MABLETON BROADCASTING CORPORATION
RADIO ONE CABLE HOLDINGS, INC.
RADIO ONE DISTRIBUTION HOLDINGS, LLC
RADIO ONE LICENSES, LLC
RADIO ONE MEDIA HOLDINGS, LLC
RADIO ONE OF ATLANTA, LLC
RADIO ONE OF BOSTON, INC.
RADIO ONE OF BOSTON LICENSES, LLC
RADIO ONE OF CHARLOTTE, LLC
RADIO ONE OF DETROIT, LLC
RADIO ONE OF INDIANA, LLC
RADIO ONE OF INDIANA, L.P.
RADIO ONE OF NORTH CAROLINA, LLC
RADIO ONE OF TEXAS II, LLC
ROA LICENSES, LLC
SATELLITE ONE, L.L.C.

By: _____

Name: Peter D. Thompson
Title: Vice President

WILMINGTON TRUST COMPANY, as Trustee

By: _____
Name:
Title:

5

EXCHANGE AND REGISTRATION RIGHTS AGREEMENT

Dated November 24, 2010

Radio One, Inc., a Delaware corporation (the "Issuer"), proposes to exchange: (i) for each $1,000 principal amount of its outstanding 8⁷/₈% Senior Subordinated Notes due 2011 (the "2011 Notes") $1,000 in principal amount of its newly issued 12.5%/15.0% Senior Subordinated Notes due 2016 (the "Exchange Notes"); and (ii) for each $1,000 principal amount of its outstanding 6³/₈% Senior Subordinated Notes due 2013 (the "2013 Notes" and together with the 2011 Notes, the "Existing Notes") $950 in principal amount of its Exchange Notes tendered for exchange by the holders of 2011 Notes and 2013 Notes (individually a "Participant," and collectively the "Participants") upon the terms set forth in the Amended Offering Memorandum (the "Amended Exchange Offer"). As an inducement to the Participants to tender 2011 Notes and 2013 Notes in the Amended Exchange Offer, the Issuer and the Guarantors agree with the Participants for the benefit of holders (as defined herein) from time to time of the Registrable Securities (as defined herein) as follows:

1. *Certain Definitions.* For purposes of this Exchange and Registration Rights Agreement (this "Agreement"), the following terms shall have the following respective meanings:

"Amended Offering Memorandum" shall mean the Issuer's Amended and Restated Exchange Offer and Consent Solicitation Statement and Offering Memorandum, dated November 5, 2010.

"Base Interest" shall mean the interest that would otherwise accrue on the Securities under the terms thereof and the Indenture, without giving effect to the provisions of this Agreement.

The term "broker-dealer" shall mean any broker or dealer registered with the SEC under the Exchange Act.

"Business Day" shall have the meaning set forth in Rule 13e-4(a)(3) promulgated by the SEC under the Exchange Act, as the same may be amended or succeeded from time to time.

"Closing Date" shall mean the date on which the Securities are initially issued.

"EDGAR System" shall mean the EDGAR filing system of the SEC and the rules and regulations pertaining thereto promulgated by the SEC in Regulation S-T under the Securities Act and the Exchange Act, in each case as the same may be amended or succeeded from time to time (and without regard to format).

"Effective Time," in the case of (i) an Exchange Offer Registration, shall mean the time and date as of which the SEC declares the Exchange Offer Registration Statement effective or as of which the Exchange Offer Registration Statement otherwise becomes effective and (ii) a Shelf Registration, shall mean the time and date as of which the SEC declares the Shelf Registration Statement effective or as of which the Shelf Registration Statement otherwise becomes effective.

"Electing Holder" shall mean any holder of Registrable Securities that has returned a completed and signed Notice and Questionnaire to the Issuer in accordance with Section 3(d)(ii) or Section 3(d)(iii) and the instructions set forth in the Notice and Questionnaire.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder, as the same may be amended or succeeded from time to time.

"Exchange Offer" shall have the meaning assigned thereto in Section 2(a).

"Exchange Offer Registration" shall have the meaning assigned thereto in Section 3(c).

"Exchange Offer Registration Statement" shall have the meaning assigned thereto in Section 2(a).

"Exchange Securities" shall have the meaning assigned thereto in Section 2(a).

"Exchanging Dealer" shall mean a broker-dealer that holds Registrable Securities that were acquired for its own account as a result of market-making activities or other trading activities (other than Registrable Securities acquired directly from the Issuer or any of its affiliates) and that has agreed that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales during the Resale Period of the Exchange Securities received by it in the Exchange Offer.

"FINRA" shall mean Financial Industry Regulatory Authority, Inc.

"Guarantors" shall have the meaning assigned thereto in the Indenture.

The term "holder" shall mean each of the Participants and other persons who acquire Securities from time to time (including any successors or assigns), in each case for so long as such person owns any Securities.

"Indenture" shall mean the indenture governing the Securities, dated as of November 24, 2010, among the Issuer, the Guarantors, and Wilmington Trust Company, as trustee, as the same may be amended from time to time.

"Letter of Transmittal" shall mean a letter of transmittal with respect to the tender of 2011 Notes and/or 2013 Notes on the terms and in accordance with the provisions of the Amended Offering Memorandum.

"Notice and Questionnaire" shall mean a Notice of Registration Statement and Selling Securityholder Questionnaire substantially in the form of Exhibit A hereto.

The term "person" shall mean any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

"Registrable Securities" shall mean the Securities; *provided, however,* that a Security shall cease to be a Registrable Security upon the earliest to occur of the following: (i) in the circumstances contemplated by Section 2(a), the Security has been exchanged for an Exchange Security in an Exchange Offer as contemplated in Section 2(a) and may be resold without restriction under state and federal securities laws (provided that, within the 180-day period referred to in Section 2(a), any Exchange Security that, pursuant to the last sentence of Section 2(a), is included in a prospectus for use in connection with resales by broker-dealers shall be deemed a Registrable Security with respect to Sections 5 and 8 until resale of such Security has been effected); (ii) in the circumstances contemplated by Section 2(b), a Shelf Registration Statement registering such Security under the Securities Act has been declared or becomes effective and such Security has been sold or otherwise transferred by the holder thereof pursuant to and in a manner contemplated by such effective Shelf Registration Statement; (iii) the date upon which such Security is sold pursuant to Rule 144 under circumstances in which any legend borne by such Security relating to restrictions on transferability thereof, under the Securities Act or otherwise, is removed, or the restrictive CUSIP number is redesignated as non-restrictive by the Issuer or pursuant to the Indenture; or (iv) such Security shall cease to be outstanding.

"Registration Default" shall have the meaning assigned thereto in Section 2(c).

"Registration Default Period" shall have the meaning assigned thereto in Section 2(c).

"Registration Expenses" shall have the meaning assigned thereto in Section 4.

"Resale Period" shall have the meaning assigned thereto in Section 2(a).

"Restricted Holder" shall mean (i) a holder that is an affiliate of the Issuer within the meaning of Rule 405, (ii) a holder who acquires Exchange Securities outside the ordinary course of such holder's business, (iii) a holder who has arrangements or understandings with any person to participate in the Exchange Offer for the purpose of distributing Exchange Securities and (iv) a holder that is a broker-dealer, but only with respect to Exchange Securities received by such broker-dealer pursuant to an Exchange Offer in exchange for Registrable Securities acquired by the broker-dealer directly from the Issuer.

"Rule 144," "Rule 144A," "Rule 405", "Rule 415" and "Rule 433" shall mean, in each case, such rule promulgated by the SEC under the Securities Act (or any successor provision), as the same may be amended or succeeded from time to time.

"SEC" shall mean the United States Securities and Exchange Commission, or any other federal agency at the time administering the Exchange Act or the Securities Act, whichever is the relevant statute for the particular purpose.

"Securities" shall mean, collectively, the $286,794,302 in aggregate principal amount of the Issuer's 12.5%/15.0% Senior Subordinated Notes due 2016 to be issued to the Participants, and securities issued in respect thereof or in exchange therefor or in lieu thereof pursuant to the Indenture. Each Security is entitled to the benefit of the guarantees provided by the Guarantors in the Indenture (collectively, the "Guarantees") and, unless the context otherwise requires, any reference herein to a "Security," an "Exchange Security" or a "Registrable Security" shall include a reference to the related Guarantees.

"Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder, as the same may be amended or succeeded from time to time.

"Shelf Notice Deadline" shall have the meaning assigned thereto in Section 2(b).

"Shelf Registration" shall have the meaning assigned thereto in Section 2(b).

"Shelf Registration Statement" shall have the meaning assigned thereto in Section 2(b).

"Special Interest" shall have the meaning assigned thereto in Section 2(c).

"Suspension Period" shall have the meaning assigned thereto in Section 2(b).

"Trust Indenture Act" shall mean the Trust Indenture Act of 1939, as amended, and the rules and regulations promulgated by the SEC thereunder, as the same may be amended or succeeded from time to time.

"Trustee" shall mean Wilmington Trust Company, as trustee under the Indenture, together with any successors thereto in such capacity.

Unless the context otherwise requires, any reference herein to a "Section" or "clause" refers to a Section or clause, as the case may be, of this Agreement, and the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision.

2. Registration Under the Securities Act.

(a) Except as set forth in Section 2(b) below, the Issuer and the Guarantors agree to file under the Securities Act, no later than 90 days after the Closing Date, a registration statement relating to an offer to exchange (such registration statement, the "Exchange Offer Registration Statement", and such offer, the "Exchange Offer") any and all of the Securities for a like aggregate principal amount of debt securities issued by the Issuer and guaranteed by the Guarantors, which debt securities and guarantee are substantially identical to the Securities (and are entitled to the benefits of the Indenture), except that they have been issued in a transaction registered pursuant to an effective registration statement under the Securities Act and do not contain provisions for Special Interest contemplated in Section 2(c) below (such new debt securities and guarantee hereinafter called "Exchange Securities"). The Issuer and the Guarantors agree to use their reasonable best efforts to cause the Exchange Offer Registration Statement to become effective under the Securities Act no later than 120 days after the Closing Date if such Registration Statement is not reviewed by the SEC or 270 days after the Closing Date if such Registration Statement is reviewed by the SEC. The Exchange Offer will be registered under the Securities Act on the appropriate form and will comply with all applicable tender offer rules and regulations under the Exchange Act. Unless the Exchange Offer would not be permitted by applicable law or SEC policy, the Issuer and the Guarantors further agree to use their reasonable best efforts to (i) commence the Exchange Offer promptly (but no later than 10 Business Days) following the Effective Time of the Exchange Offer Registration Statement, (ii) hold the Exchange Offer open for at least 20 Business Days in accordance with Regulation 14E promulgated by the SEC under the Exchange Act, (iii) complete the Exchange Offer within 45 days after the Effective Time of the Exchange Offer Registration Statement and (iv) exchange Exchange Securities for all Registrable Securities that have been properly tendered and not withdrawn promptly following the expiration of the Exchange Offer. The Exchange Offer will be deemed to have been "completed" upon the Issuer having exchanged, pursuant to the Exchange Offer, Exchange Securities for all Registrable Securities that have been properly tendered and not withdrawn before the expiration of the Exchange Offer, which shall be on a date that is at least 20 Business Days following the commencement of the Exchange Offer. The Issuer and the Guarantors agree (x) to include in the Exchange Offer Registration Statement a prospectus for use in any resales by any holder of Exchange Securities that is a broker-dealer and (y) to keep such Exchange Offer Registration Statement effective for a period (the "Resale Period") beginning when Exchange Securities are first issued in the Exchange Offer and ending upon the earlier of the expiration of the 180th day after the Exchange Offer has been completed or such time as such broker-dealers no longer own any Registrable Securities.

(b) In the event that (i) the Issuer determines that the Exchange Offer Registration provided for in Section 2(a) above is not available or may not be consummated because it would violate applicable law or the applicable interpretations of the Staff of the SEC, (ii) the Exchange Offer is not for any other reason completed within 45 days after the Effective Time of the Exchange Offer Registration Statement or (iii) the Exchange Offer has been completed and, prior to the 20th Business Day following the completion of the Exchange Offer (the "Shelf Notice Deadline"), a holder of Registrable Securities notifies the Issuer that: (A) it is prohibited by law or SEC policy from participating in the Exchange Offer, (B) it may not resell the Exchange Securities to the public without delivering a prospectus and the prospectus supplement contained in the Exchange Offer Registration Statement is not appropriate or available for such resales or (C) it is a broker-dealer and owns Securities acquired directly from the Issuer or an affiliate of the Issuer, then the Issuer and the Guarantors shall, in lieu of (or, in the case of clause (iii), in addition to) conducting the Exchange Offer contemplated by Section 2(a), file under the Securities Act a "shelf" registration statement providing for the registration of, and the sale by the holders of, all of the Registrable Securities, pursuant to Rule 415 or any similar rule that may be adopted by the SEC (such filing, the "Shelf Registration" and such registration statement, the "Shelf Registration Statement") as soon as reasonably practicable after such determination, date or notice. The Issuer and the Guarantors agree to use their reasonable best efforts to cause the Shelf Registration Statement to become or be declared effective no later than 120 days after such Shelf Registration Statement filing obligation arises if such Registration Statement is not reviewed by the SEC or 270 days after such Shelf Registration Statement filing obligation arises if such Registration Statement is reviewed by the SEC. The Issuer and the Guarantors agree to use their reasonable best efforts to keep such Shelf Registration Statement continuously effective for a period ending on the earlier of the first anniversary of the Effective Time or such time as there are no longer any Registrable Securities outstanding. No holder shall be entitled to be named as a selling security holder in the Shelf Registration Statement or to use the prospectus forming a part thereof for resales of Registrable Securities unless such holder is an Electing Holder. Notwithstanding anything to the contrary in this Section 2(b), upon notice to the Electing Holders, the Issuer may suspend the use or the effectiveness of such Shelf Registration Statement, or extend the time period in which it is required to file the Shelf Registration Statement, for up to 30 consecutive days and up to 60 days in the aggregate, in each case in any 12-month period (a "Suspension Period") if the Board of Directors of the Issuer determines in good faith that there is a valid business purpose for suspension of the Shelf Registration Statement involving a material undisclosed event; *provided* that the Issuer shall promptly notify the Electing Holders when the Shelf Registration Statement may once again be used or is effective. Any Suspension Period will not alter the obligations of the Issuer to pay Special Interest under the circumstances set forth in Section 2(c) hereof, if applicable. Each Suspension Period shall be deemed to begin on the date the relevant notice is given to the holders and shall be deemed to end on the earlier to occur of (1) the date on which the Issuer gives the holders a notice that the Suspension Period has terminated and (2) the date on which the number of days during which a Suspension Period has been in effect exceeds (x) thirty (30) consecutive days or (y) sixty (60) days in the aggregate in any twelve month period.

(c) In the event that (i) the Exchange Offer Registration Statement or the Shelf Registration Statement has not been filed with, become effective or been declared effective by the SEC on or before the date on which such registration statement is required to be filed or to become or be declared effective pursuant to Section 2(a) or Section 2(b), respectively, or (ii) the Exchange Offer has not been completed within 45 days after the Effective Time of the Exchange Offer Registration Statement relating to the Exchange Offer (if the Exchange Offer is then required to be made) or (iii) any Exchange Offer Registration Statement or Shelf Registration Statement required by Section 2(a) or Section 2(b) is filed and declared effective but shall thereafter either be withdrawn by the Issuer or shall become subject to an effective stop order issued pursuant to Section 8(d) of the Securities Act suspending the effectiveness of such registration statement (except as specifically permitted herein) including, with respect to any Shelf Registration Statement, during any applicable Suspension Period in accordance with Section 2(b)) without being succeeded immediately by an additional registration statement filed and declared effective (each such event referred to in clauses (i) through (iii), a "Registration Default" and each period during which a Registration Default has occurred and is continuing, a "Registration Default Period"), then, as liquidated damages for such Registration Default special interest ("Special Interest"), in addition to the Base Interest, shall accrue on all Registrable Securities then outstanding at a per annum rate of 0.25% for the first 90 days of the Registration Default Period and shall increase by 0.25% with respect to each subsequent 90-day period up to a maximum amount of Special Interest of 1.00% per annum for the remaining portion of the Registration Default Period. Special Interest shall accrue and be payable only with respect to a single Registration Default at any given time, notwithstanding the fact that multiple Registration Defaults may exist at such time. The accrual of Special Interest shall be the exclusive remedy available to the holders of Registrable Securities for any Registration Default. Special Interest shall only accrue until, but excluding, the earlier of (i) the date on which such Registration Default has been cured or (ii) the date on which the Securities accruing Special Interest cease to be Registrable Securities. Special Interest accrued for any period shall be payable at the relevant interest payment date for such period under the terms of the applicable series of Securities.

(d) The Issuer shall take, and shall cause the Guarantor to take, all actions reasonably necessary or advisable to be taken by it to ensure that the transactions contemplated herein are effected as so contemplated, including all actions reasonably necessary or desirable to register the Guarantees, if any, under the Exchange Offer Registration Statement or Shelf Registration Statement contemplated in Section 2(a) or Section 2(b), as applicable.

(e) Any reference herein to a registration statement or prospectus as of any time shall be deemed to include any document incorporated or deemed to be incorporated therein by reference as of such time; and any reference herein to any post-effective amendment to a registration statement or to any prospectus supplement as of any time shall be deemed to include any document incorporated or deemed to be incorporated therein by reference as of such time.

3. Registration Procedures.

If the Issuer and the Guarantors file a registration statement pursuant to Section 2(a) or Section 2(b), the following provisions shall apply:

(a) The Issuer shall cause the Indenture to be qualified under the Trust Indenture Act, in connection with the registration of the Exchange Securities or Registrable Securities, as the case may be, cooperate with the Trustee and the Holders to effect such changes to the Indenture as may be required for the Indenture to be so qualified in accordance with the terms of the Trust Indenture Act and execute, and use its best efforts to cause the Trustee to execute, all documents as may be required to effect such changes and all other forms and documents required to be filed with the SEC to enable the Indenture to be so qualified in a timely manner.

(b) The Issuer shall use its reasonable best efforts to register or qualify the Registrable Securities under all applicable state securities or "blue sky" laws of such jurisdictions as any holder of Registrable Securities covered by a registration statement filed pursuant to Section 2(a) or Section 2(b) (or each placement agent or sales agent, if any, and underwriter, if any) shall reasonably request in writing by the time the applicable registration statement is declared effective by the SEC, to cooperate with such holders in connection with any filings required to be made with FINRA and do any and all other acts and things which may be reasonably necessary or advisable to enable such holder (and agents and underwriters, if any) to consummate the disposition in each such jurisdiction of such Registrable Securities owned by such holder (or sold by such agents or underwriters, if any); provided, however, that the neither the Issuer nor the Guarantors shall be required to (i) qualify as a foreign corporation or as a broker or dealer in securities, (ii) file any general consent to service of process or (iii) subject itself to taxation in any such jurisdiction if it is not so subject;

(c) In connection with the Issuer's and the Guarantors' obligations with respect to the registration of Exchange Securities as contemplated by Section 2(a) (the "Exchange Offer Registration"), if applicable, the Issuer and the Guarantors shall:

    (i) prepare and file with the SEC, no later than 90 days after the Closing Date, an Exchange Offer Registration Statement on any form which may be utilized by the Issuer and the Guarantors and which shall permit the Exchange Offer and resales of Exchange Securities by broker-dealers during the Resale Period to be effected as contemplated by Section 2(a), and use their reasonable best efforts to cause such Exchange Offer Registration Statement to become effective no later than 120 days after the Closing Date if such Registration Statement is not reviewed by the SEC or 270 days after the Closing Date if such Registration Statement is reviewed by the SEC;

(ii) as soon as practicable prepare and file with the SEC such amendments and supplements to such Exchange Offer Registration Statement and the prospectus included therein as may be necessary to effect and maintain the effectiveness of such Exchange Offer Registration Statement for the periods and purposes contemplated in Section 2(a) and as may be required by the applicable rules and regulations of the SEC and the instructions applicable to the form of such Exchange Offer Registration Statement, and promptly provide each broker-dealer holding Exchange Securities with such number of copies of the prospectus included therein (as then amended or supplemented), in conformity in all material respects with the requirements of the Securities Act and the Trust Indenture Act, as such broker-dealer reasonably may request prior to the expiration of the Resale Period, for use in connection with resales of Exchange Securities;

(iii) after the Effective Time of the Exchange Offer Registration Statement and during the Resale Period promptly notify each Exchanging Dealer that has requested copies of the prospectus included in such registration statement, and confirm such advice in writing, (A) with respect to such Exchange Offer Registration Statement or any post-effective amendment, when the same has become effective, (B) of the issuance of the SEC of any stop order suspending the effectiveness of such Exchange Offer Registration Statement or the initiation or threatening of any proceedings for that purpose, (C) of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Exchange Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, or (D) at any time during the Resale Period when a prospectus is required to be delivered under the Securities Act, that such Exchange Offer Registration Statement, prospectus, prospectus amendment or supplement or post-effective amendment does not conform in all material respects to the applicable requirements of the Securities Act and the Trust Indenture Act and the rules and regulations of the SEC thereunder that contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, which such notice, in the case of clauses (B), (C) and (D) shall require any Exchanging Dealer to suspend the use of such prospectus until further notice;

(iv) in the event that the Issuer and the Guarantors would be required, pursuant to Section 3(c)(iii)(D) above, to notify any broker-dealers holding Exchange Securities, prepare and furnish to each such holder a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to purchasers of such Exchange Securities during the Resale Period, such prospectus shall conform in all material respects to the applicable requirements of the Securities Act and the Trust Indenture Act and the rules and regulations of the SEC thereunder and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(v) use reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of such Exchange Offer Registration Statement or any post-effective amendment thereto at the earliest practicable date; and

(vi) obtain a CUSIP number for all Exchange Securities, not later than the applicable Effective Time.

(d) In connection with the Issuer's and the Guarantors' obligations with respect to the Shelf Registration, if applicable, the Issuer and the Guarantors shall:

(i) prepare and file with the SEC, within the time periods specified in Section 2(b), a Shelf Registration Statement on any form which may be utilized by the Issuer and which shall register all of the Registrable Securities for resale by the holders thereof in accordance with such method or methods of disposition as may be specified by the holders of Registrable Securities as, from time to time, may be Electing Holders and use their reasonable best efforts to cause such Shelf Registration Statement to become effective within the time periods specified in Section 2(b);

(ii) mail or distribute through the facilities of DTC the Notice and Questionnaire to the holders of Registrable Securities (A) not less than 30 days prior to the anticipated Effective Time of the Shelf Registration Statement or (B) in the case of an "automatic shelf registration statement" (as defined in Rule 405), distribute through DTC, as applicable, the Notice and Questionnaire to the holders of Registrable Securities not later than the Effective Time of such Shelf Registration Statement, and in any such case no holder shall be entitled to be named as a selling security holder in the Shelf Registration Statement, and no holder shall be entitled to use the prospectus forming a part thereof for resales of Registrable Securities at any time, unless and until such holder has returned a completed and signed Notice and Questionnaire to the Issuer;

(iii) after the Effective Time of the Shelf Registration Statement, upon the request of any holder of Registrable Securities that is not then an Electing Holder, promptly send a Notice and Questionnaire to such holder; *provided* that the Issuer shall not be required to take any action to name such holder as a selling security holder in the Shelf Registration Statement or to enable such holder to use the prospectus forming a part thereof for resales of Registrable Securities until such holder has returned a completed and signed Notice and Questionnaire to the Issuer;

(iv) as soon as reasonably practicable prepare and file with the SEC such amendments and supplements to such Shelf Registration Statement and the prospectus included therein as may be necessary to effect and maintain the effectiveness of such Shelf Registration Statement for the period specified in Section 2(b) and as may be required by the applicable rules and regulations of the SEC and the instructions applicable to the form of such Shelf Registration Statement, and furnish to the Electing Holders copies of any such supplement or amendment simultaneously with or prior to its being used or filed with the SEC to the extent such documents are not publicly available on the SEC's EDGAR System;

(v) provide (A) any underwriters or sales or placement agent, if any, for the Electing Holders, (B) counsel for any such underwriter or agent and (C) a representative for all of the Electing Holders (which itself must be an Electing Holder) and not more than one counsel for all the Electing Holders the opportunity to participate in the preparation of such Shelf Registration Statement, each prospectus included therein or filed with the SEC and each amendment or supplement thereto;

(vi) for a reasonable period prior to the filing of such Shelf Registration Statement, and throughout the period specified in Section 2(b) for the effectiveness of the Shelf Registration Statement, make available at reasonable times at the Issuer's principal place of business or such other reasonable place for inspection by the persons referred to in Section 3(d)(v) who shall certify to the Issuer that they have a current intention to sell the Registrable Securities pursuant to the Shelf Registration such financial and other information and books and records of the Issuer, and use their reasonable best efforts to cause the officers, employees, counsel and independent certified public accountants of the Issuer to respond to such inquiries, as shall be reasonably necessary (and in the case of counsel, not violate an attorney-client privilege, in such counsel's reasonable belief), in the judgment of the respective counsel referred to in Section 3(d)(v), to conduct a reasonable investigation within the meaning of Section 11 of the Securities Act; *provided, however,* that the foregoing inspection and information gathering on behalf of the Electing Holders shall be conducted by one counsel designated by the holders of at least a majority in aggregate principal amount of the Registrable Securities held by the Electing Holders and *provided further* that each such party shall be required to maintain in confidence and not to disclose to any other person any information or records reasonably designated by the Issuer as being confidential, until such time as (A) such information becomes a matter of public record (whether by virtue of its inclusion in such Shelf Registration Statement or otherwise other than by disclosure of such party), or (B) such person shall be required so to disclose such information pursuant to a subpoena or order of any court or other governmental agency or body having jurisdiction over the matter (subject to the requirements of such order, and only after such person shall have given the Issuer prompt prior written notice of such requirement), or (C) such information is required to be set forth in such Shelf Registration Statement or the prospectus included therein or in an amendment to such Shelf Registration Statement or an amendment or supplement to such prospectus in order that such Shelf Registration Statement, prospectus, amendment or supplement, as the case may be, complies with applicable requirements of the federal securities laws and the rules and regulations of the SEC and does not contain an untrue statement of a material fact or omit to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(vii) promptly notify each of the Electing Holders, any sales or placement agent therefore and any underwriter thereof (which notification may be made through any managing underwriter that is a representative of such underwriter for such purpose) and confirm such advice in writing, (A) when such Shelf Registration Statement or the prospectus included therein or any prospectus amendment or supplement or post-effective amendment has been filed, and, with respect to such Shelf Registration Statement or any post-effective amendment, when the same has become effective, (B) of any comments by the SEC and by the blue sky or securities commissioner or regulator of any state with respect thereto or any request by the SEC for amendments or supplements to such Shelf Registration Statement or prospectus or for additional information, (C) of the issuance by the SEC of any stop order suspending the effectiveness of such Shelf Registration Statement or the initiation or threatening of any proceedings for that purpose, (D) of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (E) the occurrence of any event that causes the Issuer to become an "ineligible issuer" as defined in Rule 405, or (F) if at any time when a prospectus is required to be delivered under the Securities Act, that such Shelf Registration Statement, prospectus, prospectus amendment or supplement or post-effective amendment does not conform in all material respects to the applicable requirements of the Securities Act and the Trust Indenture Act or contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(viii) use their reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of such Shelf Registration Statement or any post-effective amendment thereto at the earliest practicable date;

(ix) if requested by any managing underwriter or underwriters, any placement or sales agent or any Electing Holder, promptly incorporate in a prospectus supplement or post-effective amendment such information as is required by the applicable rules and regulations of the SEC and as such managing underwriter or underwriters, such agent or Electing Holder specifies should be included therein relating to the terms of the sale of such Registrable Securities, including information with respect to the principal amount of Registrable Securities being sold by such Electing Holder, or agent or to any underwriters the name and description of such Electing Holder, agent or underwriters, the offering price of such Registrable Securities and any discount, commission or other compensation payable in respect thereof, the purchase price being paid therefore by such underwriters and with respect to any other terms of the offering of the Registrable Securities to be sold by such Electing Holder or agent or to such underwriter; and make all required filings of such prospectus supplement or post-effective amendment promptly after notification of the matters to be incorporated in such prospectus supplement or post-effective amendment;

(x) furnish to each Electing Holder, each placement or sales agent, if any, therefore, each underwriter, if any, thereof and the respective counsel referred to in Section 3(d)(v) an executed copy (or a conformed copy) of such Shelf Registration Statement, each such amendment and supplement thereto (in each case including all exhibits thereto (in the case of an Electing Holder of Registrable Securities, upon request) and documents incorporated by reference therein) and such number of copies of such Shelf Registration Statement (excluding exhibits thereto and documents incorporated by reference therein unless specifically so requested by such Electing Holder) and of the prospectus included in such Shelf Registration Statement (including each preliminary prospectus and any summary prospectus), in conformity in all material respects with the applicable requirements of the Securities Act and the Trust Indenture Act to the extent such documents are not available through the SEC's EDGAR System, and such other documents, as such Electing Holder may reasonably request in order to facilitate the offering and disposition of the Registrable Securities owned by such Electing Holder and to permit such Electing Holder, agent and underwriter, if any, to satisfy the prospectus delivery requirements of the Securities Act;

(xi) unless any Registrable Securities shall be in book-entry only form, cooperate with the Electing Holders and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, which certificates, if so required by any securities exchange upon which any Registrable Securities are listed, shall be printed, penned, lithographed, engraved or otherwise produced by any combination of such methods, on steel engraved borders, and which certificates shall not bear any restrictive legends;

(xii) In connection with any underwritten offering of Registrable Securities pursuant to a Shelf Registration, enter into an underwriting agreement as is customary in underwritten offerings of debt securities similar to the Securities and take all such other actions as are reasonably requested by the managing underwriter or underwriters in order to expedite or facilitate the registration or the disposition of such Registrable Securities and, in such connection, (i) make such representations and warranties to the underwriter or underwriters (and to any holder that of Registrable Securities has advised the Issuer that such holder may have a "due diligence" defense under Section 11 of the Securities Act), and covenants with, the underwriters with respect to the business of the Issuer and its subsidiaries, as then conducted (including any acquired business, properties or entity, if applicable), and the registration statement, prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, as are customarily made by issuers to underwriters in underwritten offerings of debt securities similar to the Securities, and confirm the same in writing if and when requested; (ii) use their reasonable efforts to obtain the written opinions of counsel to the Issuer in form, scope and substance reasonably satisfactory to the managing underwriter or underwriters, addressed to the underwriters (and to any holder of Registrable Securities that has advised the Issuer that such holder may have a "due diligence" defense under Section 11 of the Securities Act) covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by the managing underwriter or underwriters; (iii) use their reasonable efforts to obtain "cold comfort" letters and updates thereof in form, scope and substance reasonably satisfactory to the managing underwriter or underwriters from the independent certified public accountants of the Issuer (and, if necessary, any other independent certified public accountants of any subsidiary of the Issuer or of any business acquired by the Issuer for which financial statements and financial data are, or are required to be, included or incorporated by reference in the registration statement), addressed to each of the underwriters (and to any holder that has advised the Issuer that such holder may have a "due diligence" defense under Section 11 of the Securities Act), such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters in connection with underwritten offerings; and (iv) if an underwriting agreement is entered into, the same shall contain indemnification provisions and procedures no less favorable than those set forth in Section 5 hereof (or such other provisions and procedures acceptable to holders of a majority in aggregate principal amount of Registrable Securities covered by such registration statement and the managing underwriter or underwriters or agents) with respect to all parties to be indemnified pursuant to said Section; provided that the Issuer and the Guarantors shall not be required to provide indemnification to any underwriter selected in accordance with the provisions of Section 6 hereof with respect to information relating to such underwriter furnished in writing to the Issuer by or on behalf of such underwriter expressly for inclusion in such registration statement. The above shall be done at each closing under such underwriting agreement, or as and to the extent required thereunder; and

(xiii) obtain a CUSIP number for all Securities that have been registered under the Securities Act, not later than the applicable Effective Time.

(e) In the event that the Issuer would be required, pursuant to Section 3(d)(vii)(F), to notify the Electing Holder, the placement or sales agent, if any, therefor and the managing underwriters, if any, thereof, the Issuer shall promptly prepare and furnish to each of the Electing Holders, to each placement or sales agent, if any, and to each such underwriter, if any, a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to purchasers of Registrable Securities, such prospectus shall conform in all material respects to the applicable requirements of the Securities Act and the Trust Indenture Act and shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing. Each Electing Holder agrees that upon receipt of any notice from the Issuer pursuant to Section 3(d)(vii)(F), such Electing Holder shall forthwith discontinue the disposition of Registrable Securities pursuant to the Shelf Registration Statement applicable to such Registrable Securities until such Electing Holder shall have received copies of such amended or supplemented prospectus, and if so directed by the Issuer, such Electing Holder shall deliver to the Issuer (at the Issuer's expense) all copies, other than permanent file copies, of the prospectus covering such Registrable Securities in such Electing Holder's possession at the time of receipt of such notice.

(f) In the event of a Shelf Registration, in addition to the information required to be provided by each Electing Holder in its Notice and Questionnaire, the Issuer may require such Electing Holder to furnish to the Issuer such additional information regarding such Electing Holder and such Electing Holder's intended method of distribution of Registrable Securities as may be required in order to comply with the Securities Act. Each such Electing Holder agrees to notify the Issuer as promptly as practicable of any inaccuracy or change in information previously furnished by such Electing Holder to the Issuer or of the occurrence of any event in either case as a result of which any prospectus relating to such Shelf Registration contains or would contain an untrue statement of a material fact regarding such Electing Holder or such Electing Holder's intended method of disposition of such Registrable Securities or omits to state any material fact regarding such Electing Holder or such Electing Holder's intended method of disposition of such Registrable Securities required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and promptly to furnish to the Issuer any additional information required to correct and update any previously furnished information or required so that such prospectus shall not contain, with respect to such Electing Holder or the disposition of such Registrable Securities, an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing.

(g) In connection with any Shelf Registration Statement, each holder of Registrable Securities agrees to comply with the provisions of the Securities Act with respect to the disposition of all of the Registrable Securities covered by such Shelf Registration Statement in accordance with the intended methods of disposition by the holders provided for in such Shelf Registration Statement.

(h) As a condition to its participation in the Exchange Offer, each holder of Registrable Securities shall furnish, upon the request of the Issuer, a written representation to the Issuer (which may be contained in the letter of transmittal or "agent's message" transmitted via The Depository Trust Company's Automated Tender Offer Procedures, in either case contemplated by the Exchange Offer Registration Statement) to the effect that (A) it is not an "affiliate" of the Issuer, as defined in Rule 405 of the Securities Act, or if it is such an "affiliate", it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable, (B) it is not engaged in and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the Exchange Securities to be issued in the Exchange Offer, (C) it is acquiring the Exchange Securities in its ordinary course of business, (D) if it is a broker-dealer that holds Securities that were acquired for its own account as a result of market-making activities or other trading activities (other than Securities acquired directly from the Issuer or any of its affiliates), it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the Exchange Securities received by it in the Exchange Offer, (E) if it is a broker-dealer, that it did not purchase the Securities to be exchanged in the Exchange Offer from the Issuer or any of its affiliates, and (F) it is not acting on behalf of any person who could not truthfully and completely make the representations contained in the foregoing subclauses (A) through (E).

(i) Each Exchanging Dealer agrees that upon receipt of any notice from the Issuer pursuant to Section 3(c)(iii)(D), such Exchanging Dealer shall forthwith discontinue the disposition of Exchange Securities pursuant to the Exchange Offer Registration Statement applicable to such Exchange Securities until such Exchanging Dealer shall have received copies of such amended or supplemented prospectus, and if so directed by the Issuer, such Exchanging Dealer shall deliver to the Issuer (at the Issuer's expense) all copies, other than permanent file copies, of the prospectus covering such Exchange Securities in such Exchanging Dealer's possession at the time of receipt of such notice.

(j) The Issuer shall make generally available to its security holders no later than eighteen months after the Effective Time of such Exchange Offer Registration Statement or Shelf Registration Statement an "earning statement" of the Issuer and its subsidiaries complying with Section 11(a) of the Securities Act (including, at the option of the Issuer, Rule 158 thereunder).

(k) Until the expiration of one year after the Closing Date, the Issuer will not, and will not permit any of its "affiliates" (as defined in Rule 144) to, resell any of the Securities that have been reacquired by any of them except pursuant to an effective registration statement under the Securities Act.

4. Registration Expenses.

The Issuer agrees to bear and to pay or cause to be paid promptly all expenses incident to the Issuer's performance of or compliance with this Agreement, including (a) all SEC and any FINRA registration, filing and review fees and expenses including reasonable fees and disbursements of not more than one counsel for the Electing Holders in connection with such registration, filing and review, (b) all fees and expenses in connection with the qualification of the Securities for offering and sale under the State securities and blue sky laws referred to in Section 3(b) and determination of their eligibility for investment under the laws of such jurisdictions as the Electing Holders may designate, including any reasonable fees and disbursements of not more than one counsel for the Electing Holders in connection with such qualification and determination, (c) all expenses relating to the preparation, printing, production, distribution and reproduction of each registration statement required to be filed hereunder, each prospectus included therein or prepared for distribution pursuant hereto, each amendment or supplement to the foregoing, the expenses of preparing the Securities for delivery and the expenses of printing or producing any selling agreements and blue sky or legal investment memoranda and all other documents in connection with the offering, sale or delivery of Securities to be disposed of (including certificates representing the Securities), (d) messenger, telephone and delivery expenses relating to the offering, sale or delivery of Securities and the preparation of documents referred to in clause (c) above, (e) fees and expenses of the Trustee under the Indenture, any agent of the Trustee and any counsel for the Trustee and of any collateral agent or custodian, (f) internal expenses of the Issuer (including all salaries and expenses of the Issuer's officers and employees performing legal or accounting duties), (g) fees, disbursements and expenses of counsel and independent certified public accountants of the Issuer, (h) reasonable fees, disbursements and expenses of one counsel for the Electing Holders retained in connection with a Shelf Registration, as selected by the Electing Holders of at least a majority in aggregate principal amount of the Registrable Securities held by Electing Holders (which counsel shall be reasonably satisfactory to the Issuer), (i) any fees charged by securities rating services for rating the Securities and (j) fees, expenses and disbursements of any other persons, including special experts, retained by the Issuer in connection with such registration (collectively, the "Registration Expenses"). To the extent that any Registration Expenses are incurred, assumed or paid by any holder of Registrable Securities, the Issuer shall reimburse such person for the full amount of the Registration Expenses so incurred, assumed or paid promptly after receipt of a request therefor. Notwithstanding the foregoing, the holders of the Registrable Securities being registered shall pay all agency fees and commissions and underwriting discounts and commissions, if any, and transfer taxes, if any, attributable to the sale of such Registrable Securities, Securities and Exchange Securities, as applicable, and the fees and disbursements of any counsel or other advisors or experts retained by such holders (severally or jointly), other than the counsel and experts specifically referred to above.

5. Indemnification and Contribution.

(a) *Indemnification by the Issuer and the Guarantors.* The Issuer and the Guarantors, jointly and severally, will indemnify and hold harmless each of the holders of Registrable Securities included in an Exchange Offer Registration Statement and each of the Electing Holders as holders of Registrable Securities included in a Shelf Registration Statement and each person who participates as a placement agent or sales agent or as an underwriter in any offering or sale of Registrable Securities against any losses, claims, damages or liabilities, joint or several, to which such holder, Electing Holder, agent or underwriter may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Exchange Offer Registration Statement or any Shelf Registration Statement, as the case may be, under which such Registrable Securities, Securities or Exchange Securities were registered under the Securities Act, or any preliminary, final or summary prospectus (including, without limitation, any "issuer free writing prospectus" as defined in Rule 433) contained therein or furnished by the Issuer to any such holder, Electing Holder, agent or underwriter or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such holder, Electing Holder, agent and underwriter for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such action or claim as such expenses are incurred; *provided, however,* that neither the Issuer nor the Guarantors shall be liable to any such person in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, or preliminary, final or summary prospectus (including, without limitation, any "issuer free writing prospectus" as defined in Rule 433), or amendment or supplement thereto, in reliance upon and in conformity with written information furnished to the Issuer by such person expressly for use therein.

(b) *Indemnification by the Holders and any Agents and Underwriters.* As a condition to including any Registrable Securities in any registration statement filed pursuant to Section 2(b) hereof or entering into any underwriting agreements with respect thereto, each holder of Registrable Securities and each underwriter named in any such underwriting agreement, severally and not jointly, will (i) indemnify and hold harmless Issuer, the Guarantors and all other holders of Registrable Securities included in such Shelf Registration Statement, against any losses, claims, damages or liabilities to which the Issuer, the Guarantors or such other holders may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in such registration statement, or any preliminary, final or summary prospectus (including, without limitation, any "issuer free writing prospectus" as defined in Rule 433) contained therein or furnished by the Issuer to any holder, agent or underwriter, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Issuer, by such holder, agent or underwriter expressly for use therein, and (ii) reimburse the Issuer and the Guarantors for any legal or other expenses reasonably incurred by the Issuer and the Guarantors in connection with investigating or defending any such action or claim as such expenses are incurred; *provided, however,* that no such holder shall be required to undertake liability to any person under this Section 5(b) for any amounts in excess of the dollar amount of the proceeds to be received by such holder from the sale of such holder's Registrable Securities pursuant to such registration.

(c) *Notices of Claims, Etc.* Promptly after receipt by an indemnified party under subsection (a) or (b) above of written notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party pursuant to the indemnification provisions of or contemplated by this Section 5, notify such indemnifying party in writing of the commencement of such action; but the omission so to notify the indemnifying party shall not relieve such indemnifying party from any liability which it may have to any indemnified party otherwise than under the indemnification provisions of or contemplated by Section 5(a) or Section 5(b). In case any such action shall be brought against any indemnified party, an indemnifying party shall be entitled to participate therein and, to the extent that such indemnifying party shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, such indemnifying party shall not be liable to such indemnified party for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the prior written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of any indemnified party.

9

(d) *Contribution.* If for any reason the indemnification provisions contemplated by Section 5(a) or Section 5(b) are unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or by such indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this Section 5(d) were determined by pro rata allocation (even if the holders or any agents or underwriters or all of them were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 5(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages, or liabilities (or actions in respect thereof) referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 5(d), no Electing Holder shall be required to contribute any amount in excess of the amount by which the dollar amount of the proceeds received by such holder from the sale of any Registrable Securities (after deducting any fees, discounts and commissions applicable thereto) exceeds the amount of any damages which such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, and no underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The holders' and any indemnitors' obligations in this Section 5(d) to contribute shall be several in proportion to the principal amount of Registrable Securities registered or underwritten by them and not joint.

(e) The obligations of the Issuer and the Guarantors under this Section 5 shall be in addition to any liability which the Issuer or the Guarantor otherwise have and shall extend, upon the same terms and conditions, to each officer, director and partner of each holder, agent or underwriter and each person, if any, who controls any of the foregoing within the meaning of the Securities Act; and the obligations of the holders and any agents and underwriters under this Section 5 shall be in addition to any liability which the respective holder, agent or underwriter may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Issuer or the Guarantors (including any person who, with his consent, is named in any registration statement as about to become a director of the Issuer or any Guarantor) and to each person, if any, who controls the Issuer or the Guarantors within the meaning of the Securities Act, as well as to each officer and director of the other holders and to each person, if any, who controls such other holders within the meaning of the Securities Act.

6. Underwritten Offerings.

Each holder of Registrable Securities hereby agrees with the Issuer and each other such holder that no holder of Registrable Securities may participate in any underwritten offering hereunder unless (a) the managing underwriter or underwriters thereof shall be designated by Electing Holders holding at least a majority in aggregate principal amount of the Registrable Securities to be included in such offering, provided that such designated managing underwriter or underwriters is or are reasonably acceptable to the Issuer, (b) each holder of Registrable Securities participating in such underwritten offering agrees to sell such holder's Registrable Securities on the basis provided in any underwriting arrangements approved by the persons entitled to select the managing underwriter or underwriters hereunder and (c) each holder of Registrable Securities participating in such underwritten offering completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

7. Rule 144 and Rule 144A.

(a) *Facilitation of Sales Pursuant to Rule 144 and Rule 144A.* The Issuer covenants to the holders of Registrable Securities that to the extent it shall be required to do so under the Exchange Act, it shall timely file the reports required to be filed by it under the Exchange Act or the Securities Act (including the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c)(1) of Rule 144), and if at any time the Issuer is not required to file such reports, it shall upon the request of any holder of Registrable Securities, make available such information specified by Rule 144A(d)(1) under the Securities Act. The issuer further covenants to take such further action as any holder of Registrable Securities may reasonably request, to the extent required from time to time to enable such holder to sell Registrable Securities without registration under the Securities Act within the limitations of the exemption provided by Rule 144 and Rule 144A. Upon the request of any holder of Registrable Securities in connection with that holder's sale pursuant to Rule 144 and Rule 144A, the Issuer shall deliver to such holder a written statement as to whether it has complied with such requirements.

8. Effectiveness of Agreement.

This Agreement shall become effective upon the Settlement Date (as defined in the Amended Offering Memorandum) with respect to Participants who participated in the Amended Exchange Offer, in accordance with the terms and conditions set forth in the Amended Offering Memorandum, only with respect to Letters of Transmittal accepted by the Issuer. Prior to the Settlement Date and the Issuer's acceptance of a Letter of Transmittal with respect to a Participant, (i) this Agreement shall not constitute a binding obligation of the Issuer, the Guarantors or such Participant and (ii) none of the Issuer, the Guarantors or such Participant shall have any rights or obligations under this Agreement. Each Participant agrees that upon the Issuer's acceptance of such Participant's Letter of Transmittal such Participant shall, as of the Settlement Date, automatically become a party to this Agreement and thereafter be bound by the terms and conditions of hereof. The Issuer's acceptance of a Letter of Transmittal shall be evidenced solely by the Issuer providing BNY Mellon Shareowner Services, the exchange agent for the Amended Exchange Offer, notice that such Letter of Transmittal has been accepted, and the Issuer shall not be deemed to have accepted a Letter of Transmittal in absence of such notice.

9. Miscellaneous.

(a) *No Inconsistent Agreements.* The Issuer has not, as of the date hereof, and shall not have, after the date of this Agreement, entered into any agreement with respect to any of its securities that is inconsistent with the rights granted to the holders of Registrable Securities in this Agreement or otherwise conflicts with the provisions hereof. The rights granted to the holders hereunder do not conflict with and are not inconsistent with, in any material respect, the rights granted to the holders of any of the Issuer's other issued and outstanding securities under any such agreements. The Issuer has not entered into and will not enter into any agreement with respect to any of its securities which will grant to any person piggy-back registration rights with respect to any Exchange Offer Registration Statement or Shelf Registration Statement.

(b) *Specific Performance.* Except as otherwise set forth herein, the parties hereto acknowledge that there would be no adequate remedy at law if the Issuer fails to perform any of its obligations hereunder and that the Participants and the holders from time to time of the Registrable Securities may be irreparably harmed by any such failure, and accordingly agree that the Participants and such holders, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to compel specific performance of the obligations of the Issuer under this Agreement in accordance with the terms and conditions of this Agreement, in any court of the United States or any State thereof having jurisdiction. Time shall be of the essence in this Agreement.

(c) *Notices.* All notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered by hand, if delivered personally, (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party), (iii) one Business Day after deposit with an overnight courier, or (iv) three Business Days after being deposited in the mail (registered or certified mail, postage prepaid, return receipt requested) as follows: If to the Issuer, to it at 5900 Princess Garden Parkway, 7th Floor, Lanham, MD 20706, Facsimile (301) 306-9638 Attention: Kristopher Simpson, and if to a holder, to the address of such holder set forth in the security register or other records of the Issuer, or to such other address as the Issuer or any such holder may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

(d) *Parties in Interest.* All the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto, the holders from time to time of the Registrable Securities and the respective successors and assigns of the foregoing. In the event that any transferee of any holder of Registrable Securities shall acquire Registrable Securities, in any manner, whether by gift, bequest, purchase, operation of law or otherwise, such transferee shall, without any further writing or action of any kind, be deemed a beneficiary hereof for all purposes and such Registrable Securities shall be held subject to all of the terms of this Agreement, and by taking and holding such Registrable Securities such transferee shall be entitled to receive the benefits of, and be conclusively deemed to have agreed to be bound by all of the applicable terms and provisions of this Agreement. If the Issuer shall so request, any such successor, assign or transferee shall agree in writing to acquire and hold the Registrable Securities subject to all of the applicable terms hereof.

(e) *Survival.* The respective indemnities, agreements, representations, warranties and each other provision set forth in this Agreement or made pursuant hereto shall remain in full force and effect regardless of any investigation (or statement as to the results thereof) made by or on behalf of any holder of Registrable Securities, any director, officer or partner of such holder, any agent or underwriter or any director, officer or partner thereof, or any controlling person of any of the foregoing, and shall survive the transfer and registration of Registrable Securities by such holder and the consummation of an Exchange Offer.

(f) ***Governing Law.*** **This Agreement shall be governed by and construed in accordance with the laws of the State of New York.** Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of any matter referred to in this Agreement is hereby waived by the parties hereto.

(g) *Headings.* The descriptive headings of the several Sections and paragraphs of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

(h) *Entire Agreement; Amendments.* This Agreement and the other writings referred to herein (including the Indenture and the form of Securities) or delivered pursuant hereto which form a part hereof contain the entire understanding of the parties with respect to the subject matter contained herein and supersedes all prior agreements and understandings between the parties with respect to the subject matter contained herein. This Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument duly executed by the Issuer and the holders of at least a majority in aggregate principal amount of the Registrable Securities at the time outstanding. Each holder of any Registrable Securities at the time or thereafter outstanding shall be bound by any amendment or waiver effected pursuant to this Section 8(h), whether or not any notice, writing or marking indicating such amendment or waiver appears on such Registrable Securities or is delivered to such holder.

(i) *Inspection.* For so long as this Agreement shall be in effect, this Agreement and a complete list of the names and addresses of all the record holders of Registrable Securities, to the extent known to the Issuer following reasonable inquiry, shall be made available for inspection and copying on any Business Day by any holder of Registrable Securities for proper purposes only (which shall include any purpose related to the rights of the holders of Registrable Securities under the Securities, the Indenture and this Agreement) at the offices of the Issuer at the address thereof set forth in Section 8(c) and at the office of the Trustee under the Indenture.

(j) *Counterparts.* This Agreement may be executed by the parties in counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.

(k) *Severability.* If any provision of this Agreement, or the application thereof in any circumstance, is held to be invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of such provision in every other respect and of the remaining provisions contained in this Agreement shall not be affected or impaired thereby.

(l) *Securities Held by the Issuer or Its Affiliates.* Whenever the consent or approval of holders of a specified percentage of Registrable Securities is required hereunder, Registrable Securities held by the Issuer or any of its affiliates (as such term is defined in Rule 405 under the Securities Act) shall not be counted in determining whether such consent or approval was given by the holders of such required percentage.

12

IN WITNESS WHEREOF, the Issuer and each Guarantor has caused its respective signature page to this Exchange and Registration Rights Agreement to be duly executed as of the date first written above.

RADIO ONE, INC.

By: _____
                    Name:
                    Title:

GUARANTORS:

BELL BROADCASTING COMPANY
BLUE CHIP BROADCASTING LICENSES, LTD.
BLUE CHIP BROADCASTING, LTD.
CHARLOTTE BROADCASTING, LLC
COMMUNITY CONNECT INC.
COMMUNITY CONNECT, LLC
DISTRIBUTION ONE, LLC
HAWES-SAUNDERS BROADCAST PROPERTIES, INC.
INTERACTIVE ONE, INC.
INTERACTIVE ONE, LLC
NEW MABLETON BROADCASTING CORPORATION
RADIO ONE CABLE HOLDINGS, INC.
RADIO ONE DISTRIBUTION HOLDINGS, LLC
RADIO ONE LICENSES, LLC
RADIO ONE MEDIA HOLDINGS, LLC
RADIO ONE OF ATLANTA, LLC
RADIO ONE OF BOSTON LICENSES, LLC
RADIO ONE OF BOSTON, INC.
RADIO ONE OF CHARLOTTE, LLC
RADIO ONE OF DETROIT, LLC
RADIO ONE OF INDIANA, LLC
RADIO ONE OF INDIANA, L.P.
RADIO ONE OF NORTH CAROLINA, LLC
RADIO ONE OF TEXAS II, LLC
ROA LICENSES, LLC
SATELLITE ONE, L.L.C.

        By: _____
                          Name:
                          Title:

RADIO ONE, INC.

<u>INSTRUCTION TO DTC PARTICIPANTS</u>

(Date of Mailing)

URGENT - IMMEDIATE ATTENTION REQUESTED

<u>DEADLINE FOR RESPONSE: [DATE]</u>**

The Depository Trust Company (*"DTC"*) has identified you as a DTC Participant through which beneficial interests in the 12.5%/15.0% Senior Subordinated Notes due 2016 (the "<u>Securities</u>") issued by **RADIO ONE, INC.** (the "<u>Issuer</u>") are held.

The Issuer is in the process of registering the Securities under the Securities Act of 1933, as amended, for resale by the beneficial owners thereof. In order to have their Securities included in the registration statement, beneficial owners must complete and return the enclosed Notice of Registration Statement and Selling Securityholder Questionnaire.

<u>It is important that beneficial owners of the Securities receive a copy of the enclosed materials as soon as possible</u> as their rights to have the Securities included in the registration statement depend upon their returning the Notice and Questionnaire by **[Deadline For Response]**. Please forward a copy of the enclosed documents to each beneficial owner that holds interests in the Securities through you. If you require more copies of the enclosed materials or have any questions pertaining to this matter, please contact RADIO ONE, INC. at:

> RADIO ONE, INC.
> 5900 Princess Garden Parkway
> 7th Floor
> Lanham, MD 20706

---

*Not less than 28 calendar days from date of mailing.

RADIO ONE, INC.

Notice of Registration Statement

and

<u>Selling Securityholder Questionnaire</u>

(Date)

Reference is hereby made to the Exchange and Registration Rights Agreement (the "<u>Exchange and Registration Rights Agreement</u>") among RADIO ONE, INC. (the "<u>Issuer</u>"), the Guarantors on the signature pages thereto and the Participants named therein. Pursuant to the Exchange and Registration Rights Agreement, the Issuer has filed or will file with the United States Securities and Exchange Commission (the "<u>SEC</u>") a registration statement on Form **[__]** (the "<u>Shelf Registration Statement</u>") for the registration and resale under Rule 415 of the Securities Act of 1933, as amended (the "<u>Securities Act</u>"), of the Issuer's 12.5%/15.0% Senior Subordinated Notes due 2016 (the "<u>Securities</u>"). A copy of the Exchange and Registration Rights Agreement has been filed as an exhibit to the Shelf Registration Statement and can be obtained from the SEC's website at <u>www.sec.gov</u>. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Exchange and Registration Rights Agreement.

Each beneficial owner of Registrable Securities (as defined below) is entitled to have the Registrable Securities beneficially owned by it included in the Shelf Registration Statement. In order to have Registrable Securities included in the Shelf Registration Statement, this Notice of Registration Statement and Selling Securityholder Questionnaire ("<u>Notice and Questionnaire</u>") must be completed, executed and delivered to the Issuer's counsel at the address set forth herein for receipt ON OR BEFORE **[Deadline for Response]**. Beneficial owners of Registrable Securities who do not properly complete, execute and return this Notice and Questionnaire by such date (i) will not be named as selling security holders in the Shelf Registration Statement and (ii) may not use the Prospectus forming a part thereof for resales of Registrable Securities.

Certain legal consequences arise from being named as a selling security holder in the Shelf Registration Statement and related Prospectus. Accordingly, holders and beneficial owners of Registrable Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling security holder in the Shelf Registration Statement and related Prospectus.

The term "<u>Registrable Securities</u>" is defined in the Exchange and Registration Rights Agreement.

15

ELECTION

The undersigned holder (the "Selling Securityholder") of Registrable Securities hereby elects to include in the Shelf Registration Statement the Registrable Securities beneficially owned by it and listed below in Item (3). The undersigned, by signing and returning this Notice and Questionnaire, agrees to be bound with respect to such Registrable Securities by the terms and conditions of this Notice and Questionnaire and the Exchange and Registration Rights Agreement, including, without limitation, Section 5 of the Exchange and Registration Rights Agreement, as if the undersigned Selling Securityholder were an original party thereto.

Pursuant to the Exchange and Registration Rights Agreement, the undersigned has agreed to indemnify and hold harmless the Issuer, its officers who sign any Shelf Registration Statement, and each person, if any, who controls the Issuer within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act of 1934, as amended (the "Exchange Act"), against certain losses arising out of an untrue statement, or the alleged untrue statement, of a material fact in the Shelf Registration Statement or the related prospectus or the omission, or alleged omission, to state a material fact required to be stated in such Shelf Registration Statement or the related prospectus, but only to the extent such untrue statement or omission, or alleged untrue statement or omission, was made in reliance on and in conformity with the information provided in this Notice and Questionnaire.

Upon any sale of Registrable Securities pursuant to the Shelf Registration Statement, the Selling Securityholder will be required to deliver to the Issuer and Trustee the Notice of Transfer set forth in Appendix A to the Prospectus and as Exhibit B to the Exchange and Registration Rights Agreement.

The Selling Securityholder hereby provides the following information to the Issuer and represents and warrants that such information is accurate and complete:

QUESTIONNAIRE

(1) (a) Full legal name of Selling Securityholder:

   (b) Full legal name of registered Holder (if not the same as in (a) above) of Registrable Securities listed in Item (3) below:

   (c) Full legal name of DTC Participant (if applicable and if not the same as (b) above) through which Registrable Securities listed in Item (3) below are held:

(2)   Address for notices to Selling Securityholder:

Telephone:
Fax:
Contact Person:
E-mail for Contact Person:

(3)   Beneficial Ownership of Securities:

   Except as set forth below in this Item (3), the undersigned does not beneficially own any Securities.

   (a) Principal amount of Registrable Securities beneficially owned:

       CUSIP No(s). of such Registrable Securities:

   (b) Principal amount of Securities other than Registrable Securities beneficially owned:

       CUSIP No(s). of such other Securities:

   (c) Principal amount of Registrable Securities that the undersigned wishes to be included in the Shelf Registration Statement:

       CUSIP No(s). of such Registrable Securities to be included in the Shelf Registration Statement:

(4)   Beneficial Ownership of Other Securities of the Issuer:

   Except as set forth below in this Item (4), the undersigned Selling Securityholder is not the beneficial or registered owner of any other securities of the Issuer, other than the Securities listed above in Item (3).

   State any exceptions here:

(5)   Individuals who exercise dispositive powers with respect to the Securities:

   If the Selling Securityholder is not an entity that is required to file reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act (a "Reporting Company"), then the Selling Securityholder must disclose the name of the natural person(s) who exercise sole or shared dispositive powers with respect to the Securities. Selling Security holders should disclose the beneficial holders, not nominee holders or other such others of record. In addition, the SEC has provided guidance that Rule 13d-3 of the Securities Exchange Act of 1934 should be used by analogy when determining the person or persons sharing voting and/or dispositive powers with respect to the Securities.

   (a) Is the holder a Reporting Company?

               Yes   No

   If "No", please answer Item (5)(b).

   (b) List below the individual or individuals who exercise dispositive powers with respect to the Securities:

   Please note that the names of the persons listed in (b) above will be included in the Shelf Registration Statement and related Prospectus.

17

(6)   Relationships with the Issuer:

Except as set forth below, neither the Selling Securityholder nor any of its affiliates, officers, directors or principal equity holders (5% or more) has held any position or office or has had any other material relationship with the Issuer (or its predecessors or affiliates) during the past three years.

    State any exceptions here:

(7)   Plan of Distribution:

Except as set forth below, the undersigned Selling Securityholder intends to distribute the Registrable Securities listed above in Item (3) only as follows (if at all): Such Registrable Securities may be sold from time to time directly by the undersigned Selling Securityholder or, alternatively, through underwriters, broker-dealers or agents. Such Registrable Securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Registered Securities may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market, or (iv) through the writing of options. In connection with sales of the Registrable Securities or otherwise, the Selling Securityholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Registrable Securities in the course of hedging the positions they assume. The Selling Securityholder may also sell Registrable Securities short and deliver Registrable Securities to close out such short positions, or loan or pledge Registrable Securities to broker-dealers that in turn may sell such securities.

    State any exceptions here:

(8)   Broker-Dealers:

The SEC requires that all Selling Security holders that are registered broker-dealers or affiliates of registered broker-dealers be so identified in the Shelf Registration Statement. In addition, the SEC requires that all Selling Security holders that are registered broker-dealers be named as underwriters in the Shelf Registration Statement and related Prospectus, even if they did not receive the Registrable Securities as compensation for underwriting activities.

(a)   State whether the undersigned Selling Securityholder is a registered broker-dealer:

            Yes   No

(b)   If the answer to (a) is "Yes", you must answer (i) and (ii) below, and (iii) below if applicable. *Your answers to (i) and (ii) below, and (iii) below if applicable, will be included in the Shelf Registration Statement and related Prospectus.*

    (i)   Were the Securities acquired as compensation for underwriting activities?

            Yes   No

If you answered "Yes", please provide a brief description of the transaction(s) in which the Securities were acquired as compensation:

    (ii)   Were the Securities acquired for investment purposes?

            Yes   No

    (iii)   If you answered "No" to both (i) and (ii), please explain the Selling Security holder's reason for acquiring the Securities:

(c) State whether the undersigned Selling Securityholder is an affiliate of a registered broker-dealer and, if so, list the name(s) of the broker-dealer affiliate(s):

        Yes   No

(d) If you answered "Yes" to question (c) above:

    (i)   Did the undersigned Selling Securityholder purchase Registrable Securities in the ordinary course of business?

        Yes   No

If the answer is "No" to question (d)(i), provide a brief explanation of the circumstances in which the Selling Securityholder acquired the Registrable Securities:

    (ii)   At the time of the purchase of the Registrable Securities, did the undersigned Selling Securityholder have any agreements, understandings or arrangements, directly or indirectly, with any person to dispose of or distribute the Registrable Securities?

        Yes   No

If the answer is "Yes" to question (d)(ii), provide a brief explanation of such agreements, understandings or arrangements:

If the answer is "No" to Item (8)(d)(i) or "Yes" to Item (8)(d)(ii), you will be named as an underwriter in the Shelf Registration Statement and the related Prospectus.

(9)   Hedging and short sales:

(a) State whether the undersigned Selling Securityholder has or will enter into "hedging transactions" with respect to the Registrable Securities:

        Yes   No

If "Yes", provide below a complete description of the hedging transactions into which the undersigned Selling Securityholder has entered or will enter and the purpose of such hedging transactions, including the extent to which such hedging transactions remain in place:

(b) Set forth below is Interpretation 239.10 of the SEC's Compliance and Disclosure Interpretations of Securities Act Sections regarding short selling:

"An issuer filed a Form S-3 registration statement for a secondary offering of common stock which is not yet effective. One of the selling shareholders wanted to do a short sale of common stock "against the box" and cover the short sale with registered shares after the effective date. The issuer was advised that the short sale could not be made before the registration statement becomes effective, because the shares underlying the short sale are deemed to be sold at the time such sale is made. There would, therefore, be a violation of Section 5 if the shares were effectively sold prior to the effective date[November 26, 2008]."

By returning this Notice and Questionnaire, the undersigned Selling Securityholder will be deemed to be aware of the foregoing interpretation.

<p align="center">*   *   *   *   *</p>

By signing below, the Selling Securityholder acknowledges that it understands its obligation to comply, and agrees that it will comply, with the provisions of the Exchange Act, particularly Regulation M (or any successor rule or regulation).

The Selling Securityholder hereby acknowledges its obligations under the Exchange and Registration Rights Agreement to indemnify and hold harmless the Issuer and certain other persons as set forth in the Exchange and Registration Rights Agreement.

In the event that the Selling Securityholder transfers all or any portion of the Registrable Securities listed in Item (3) above after the date on which such information is provided to the Issuer, the Selling Securityholder agrees to notify the transferee(s) at the time of the transfer of its rights and obligations under this Notice and Questionnaire and the Exchange and Registration Rights Agreement.

By signing below, the Selling Securityholder consents to the disclosure of the information contained herein in its answers to Items (1) through (9) above and the inclusion of such information in the Shelf Registration Statement and related Prospectus. The Selling Securityholder understands that such information will be relied upon by the Issuer in connection with the preparation of the Shelf Registration Statement and related Prospectus.

In accordance with the Selling Security holder's obligation under Section 3(f) of the Exchange and Registration Rights Agreement to provide such information as may be required by law for inclusion in the Shelf Registration Statement, the Selling Securityholder agrees to promptly notify the Issuer of any inaccuracies or changes in the information provided herein which may occur subsequent to the date hereof at any time while the Shelf Registration Statement remains in effect and to provide such additional information that the Issuer may reasonably request regarding such Selling Securityholder and the intended method of distribution of Registrable Securities in order to comply with the Securities Act. Except as otherwise provided in the Exchange and Registration Rights Agreement, all notices hereunder and pursuant to the Exchange and Registration Rights Agreement shall be made in writing, by hand-delivery, first-class mail, or air courier guaranteeing overnight delivery as follows:

    (i) To the Issuer:

        RADIO ONE, INC.
        5900 Princess Garden Parkway
        7th Floor
        Lanham, MD 20706
        Attention: [   ]
        Facsimile: [   ]

    (ii) With a copy to:

        Kirkland & Ellis LLP
        300 North LaSalle
        Chicago, Illinois 60654
        Attention: [   ]
        Facsimile: [   ]

Once this Notice and Questionnaire is executed by the Selling Securityholder and received by the Issuer's counsel, the terms of this Notice and Questionnaire, and the representations and warranties contained herein, shall be binding on, shall inure to the benefit of and shall be enforceable by the respective successors, heirs, personal representatives, and assigns of the Issuer and the Selling Securityholder (with respect to the Registrable Securities beneficially owned by such Selling Securityholder and listed in Item (3) above. This Notice and Questionnaire shall be governed in all respects by the laws of the State of New York.

IN WITNESS WHEREOF, the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Dated:

      Selling Securityholder
      (Print/type full legal name of beneficial owner of Registrable Securities)

      By:
      Name:
      Title:

PLEASE RETURN THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE FOR RECEIPT ON OR BEFORE **[DEADLINE FOR RESPONSE]** TO THE ISSUER'S COUNSEL AT:

      Kirkland & Ellis LLP
      300 North LaSalle
      Chicago, Illinois 60654
      Attention: [   ]
      Facsimile: [   ]

NOTICE OF TRANSFER PURSUANT TO REGISTRATION STATEMENT

[_____]

RADIO ONE, INC.
c/o **[TRUSTEE]**
[Address of Trustee]

Attention: Trust Officer

      Re: **RADIO ONE, INC. (the "<u>Issuer</u>")**

              12.5%/15.0% Senior Subordinated Notes due 2016

Dear Sirs:

Please be advised that ___   has transferred $ aggregate principal amount of the above-referenced Notes pursuant to an effective Registration Statement on Form **[ ]** (File No. 333-) filed by the Issuer.

We hereby certify that the prospectus delivery requirements, if any, of the Securities Act of 1933, as amended, have been satisfied and that the above-named beneficial owner of the Notes is named as a "Selling Holder" in the Prospectus dated **[date]** or in supplements thereto, and that the aggregate principal amount of the Notes transferred are the Notes listed in such Prospectus opposite such owner's name.

Dated:

                        Very truly yours,

                           (Name)

              By:
                         (Authorized Signature)

AMENDED AND RESTATED
CREDIT AGREEMENT

dated as of

November 24, 2010

among

RADIO ONE, INC.,
as Borrower

The Lenders Party Hereto

and

WELLS FARGO BANK, N.A.,
as successor by merger to WACHOVIA BANK, NATIONAL ASSOCIATION,
as Administrative Agent

$20,000,000 Tranche A Revolving Credit Facility
$5,100,000 Tranche B Revolving Credit Facility
$13,700,000 Tranche C Revolving Credit Facility
$27,627,862.69 Tranche A Term Loan Facility
$323,000,000 Tranche B Term Loan Facility

TABLE OF CONTENTS

RADIO ONE, INC.

AMENDED AND RESTATED CREDIT AGREEMENT

$20,000,000 Tranche A Revolving Credit Facility
$5,100,000 Tranche B Revolving Credit Facility
$13,700,000 Tranche C Revolving Credit Facility
$27,627,862.69 Tranche A Term Loan Facility
$323,000,000 Tranche B Term Loan Facility

AMENDED AND RESTATED CREDIT AGREEMENT dated as of November 24, 2010, among RADIO ONE, INC., as Borrower, the LENDERS party hereto and WELLS FARGO BANK, N.A. (as successor by merger to WACHOVIA BANK, NATIONAL ASSOCIATION), as Administrative Agent.

INTRODUCTORY STATEMENT

Terms not otherwise defined above or in this Introductory Statement are defined in Article 1 hereof or as defined elsewhere herein.

On June 13, 2005, the Borrower, the Administrative Agent and the Lenders party thereto entered into a Credit Agreement which provided for a secured revolving credit facility and a secured term loan (as amended, restated, supplemented or otherwise modified from time to time prior to the date hereof, the "Existing Credit Agreement").

As of the date hereof, immediately prior to the effectiveness of the Amendment and Restatement Agreement, the principal amount of the terms loans outstanding pursuant to the Existing Credit Agreement is $27,627,862.69 (the "Existing Term Loans") and the principal amount of the revolving loans outstanding pursuant to the Existing Credit Agreement is $323,000,000.

Pursuant to the Amendment and Restatement Agreement, the Loan Parties, the Administrative Agent and the Required Lenders (as defined in the Existing Credit Agreement), have agreed to amend and restate the Existing Credit Agreement in its entirety to provide for, among other things, (i) the conversion of the Existing Term Loans to Tranche A Term Loans (as defined below), (ii) the conversion of $323,000,000 of the outstanding revolving loans pursuant to the Existing Credit Agreement (the "Existing Revolving Loans") to Tranche B Term Loans (as defined below), (iii) the reduction of the existing revolving loan commitment to $38,800,000, (iv) permitting the exchange of the 2001 Senior Subordinated Notes and the 2005 Senior Subordinated Notes and (v) subdividing the remaining $38,800,000 Revolving Credit Commitments into three tranches, one in the amount of $20,000,000 to be used for general corporate purposes, a second in the amount of $13,700,000 to be available solely to fund the TV One Capital Call (as defined below) and the third in the amount of $5,100,000 to be available solely to repurchase a portion of the 2001 Senior Subordinated Notes.

Accordingly, the parties hereto agree as follows:

1

ARTICLE I

Definitions

SECTION 1.01. <u>Defined Terms</u>. As used in this Agreement, the following terms have the meanings specified below:

"<u>2001 Senior Subordinated Debt Documents</u>" means any and all agreements relating to the 2001 Senior Subordinated Indebtedness, including but not limited to the 2001 Senior Subordinated Notes, the 2001 Senior Subordinated Notes Indenture and the 2001 Senior Subordinated Guaranties.

"<u>2001 Senior Subordinated Guaranties</u>" means any and all guaranties of the 2001 Senior Subordinated Indebtedness.

"<u>2001 Senior Subordinated Indebtedness</u>" means the Indebtedness owed by the Loan Parties to the 2001 Senior Subordinated Note Holders in an original principal amount not to exceed $300,000,000 which bears interest and has a maturity as set forth in the 2001 Senior Subordinated Notes Indenture.

"<u>2001 Senior Subordinated Note Holders</u>" means the holders of the 2001 Senior Subordinated Notes.

"<u>2001 Senior Subordinated Notes</u>" means those certain $8^{7}/_{8}$% Senior Subordinated Notes due 2011, issued by the Borrower in the aggregate original principal amount of $300,000,000, pursuant to the 2001 Senior Subordinated Notes Indenture.

"<u>2001 Senior Subordinated Notes Indenture</u>" means that certain Indenture, dated as of May 18, 2001, among the Borrower, certain of the Restricted Subsidiaries and Wilmington Trust Company as successor trustee to The Bank of New York Mellon Trust Company, N.A. (as successor in interest to the United States Trust Company of New York), as trustee for the 2001 Senior Subordinated Note Holders, as amended from time to time in accordance with the terms hereof and thereof.

"<u>2005 Senior Subordinated Debt Documents</u>" means any and all agreements relating to the 2005 Senior Subordinated Indebtedness, including but not limited to the 2005 Senior Subordinated Notes, the 2005 Senior Subordinated Notes Indenture, and the 2005 Senior Subordinated Guaranties.

"<u>2005 Senior Subordinated Guaranties</u>" means any and all guaranties of the 2005 Senior Subordinated Indebtedness.

"<u>2005 Senior Subordinated Indebtedness</u>" means the Indebtedness owed by the Loan Parties to the 2005 Senior Subordinated Note Holders in an original principal amount of $200,000,000 which bears interest and has a maturity as set forth in the 2005 Senior Subordinated Notes Indenture.

2

"<u>2005 Senior Subordinated Note Holders</u>" means the holders of the 2005 Senior Subordinated Notes.

"<u>2005 Senior Subordinated Notes</u>" means those certain $6^3/_8$% Senior Subordinated Notes due February 2013, issued by the Borrower in the aggregate original principal amount of $200,000,000, pursuant to the 2005 Senior Subordinated Notes Indenture.

"<u>2005 Senior Subordinated Notes Indenture</u>" means that certain Indenture, dated as of February 10, 2005, among the Borrower, certain of the Restricted Subsidiaries and Wilmington Trust Company as successor trustee to The Bank of New York Mellon Trust Company, N.A. as trustee for the 2005 Senior Subordinated Note Holders, as amended from time to time in accordance with the terms hereof and thereof.

"<u>ABR</u>", when used in reference to any Loan or Borrowing (as described in <u>Section 1.02</u>), refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

"<u>Acquisitions</u>" has the meaning set forth in <u>Section 6.07</u>.

"<u>Adjusted LIBO Rate</u>" means, with respect to any LIBOR Borrowing for any Interest Period, an interest rate per annum (rounded upwards, if necessary, to the next $^1/_{16}$ of 1%) equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate.

"<u>Administrative Agent</u>" means Wells Fargo Bank, N.A., as successor by merger to Wachovia Bank, National Association, in its capacity as administrative agent for the Lenders hereunder.

"<u>Administrative Questionnaire</u>" means an Administrative Questionnaire in a form supplied by the Administrative Agent.

"<u>Affiliate</u>" means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

"<u>Aggregate Term Loans</u>" means collectively the Tranche A Term Loans and the Tranche B Term Loans.

"<u>Alternate Base Rate</u>" means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect for such day plus ½ of 1% and (c) the LIBO Rate for a one-month Interest Period on such day (or, if such day is not a Business Day, the immediately preceding Business Day) plus 1%. Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or one-month LIBO Rate shall be effective on the effective date of such change in the Prime Rate, the Federal Funds Effective Rate or one-month LIBO Rate, respectively.

"<u>Amended and Restated Certificate of Incorporation</u>" means that certain Amended and Restated Certificate of Incorporation of Radio One, Inc. filed with the Secretary of State of Delaware on May 9, 2000, and certificates of designations and preferences of preferred stock of the Borrower adopted by the Board of Directors of the Borrower pursuant to that Amended and Restated Certificate of Incorporation, and as further amended or restated from time to time in accordance with the terms hereof and thereof.

"Amendment and Restatement Agreement" means that certain Amendment and Restatement Agreement, dated as of November 24, 2010, among the Loan Parties, the Administrative Agent and certain of the Lenders, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Applicable Percentage" means, (a) with respect to any Tranche A Revolving Lender, the percentage of the total Tranche A Revolving Commitments represented by such Lender's Tranche A Revolving Commitment, (b) with respect to any Tranche B Revolving Lender, the percentage of the total Tranche B Revolving Commitments represented by such Lender's Tranche B Revolving Commitment, (c) with respect to any Tranche C Revolving Lender, the percentage of the total Tranche C Revolving Commitments represented by such Lender's Tranche C Revolving Commitment, (d) with respect to any Tranche A Term Lender, the percentage of the total Tranche A Term Loans represented by such Lender's Tranche A Term Loans and (e) with respect to any Tranche B Term Lender, the percentage of the total Tranche B Term Loans represented by such Lender's Tranche B Term Loans. If the Revolving Commitments have terminated or expired, the Applicable Percentages shall be determined based upon the Revolving Commitments most recently in effect, giving effect to any assignments.

"Applicable Rate" means, for any day, (i) one-half percent (0.50%) percent per annum with respect to the commitment fees payable hereunder, (ii) with respect to any LIBOR Loan, six and one-quarter percent (6.25%) per annum (the "Initial LIBOR Margin"); provided, that, for each "Testing Date" set forth below, if the Senior Leverage Ratio of the Borrower and its Restricted Subsidiaries exceeds the ratio set forth on such Testing Date, the Initial LIBOR Margin shall permanently increase by one-quarter percent (0.25%) per annum, such increases to be cumulative, and (iii) with respect to any ABR Loan, five and one-quarter percent (5.25%) per annum (the "Initial ABR Margin"); provided, that for each Testing Date set forth below, if the Senior Leverage Ratio of the Borrower and its Restricted Subsidiaries exceeds the ratio set forth on such Testing Date, the Initial ABR Margin shall permanently increase by one-quarter percent (0.25%) per annum, such increases to be cumulative. For the avoidance of doubt, if the Borrower fails to meet each of the Senior Leverage Ratio thresholds set forth below, the Initial LIBOR Margin and the Initial ABR Margin shall increase by a total of one percent (1.00%) per annum. For the purposes of the foregoing, any increase in the Applicable Rate resulting from a failure to meet the Senior Leverage Ratio thresholds set forth below shall become effective commencing on the second Business Day immediately following the date a Compliance Certificate is delivered pursuant to Section 5.01(d); provided, however, that if a Compliance Certificate is not delivered when due in accordance with such Section, during the interim period when such Compliance Certificate is overdue, the Applicable Rate shall increase by one-quarter percent (0.25%) per annum until two Business Days after the date such Compliance Certificate is actually delivered, and thereafter shall be determined in accordance with the provisions above.

Testing Date	Senior Leverage Ratio
June 30, 2011	4.00 to 1.00
September 30, 2011	4.00 to 1.00
December 31, 2011	3.50 to 1.00
March 31, 2012	3.50 to 1.00

"Approved Fund" means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in commercial loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

"Assignment and Assumption" means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, in the form of Exhibit A or any other form approved by the Administrative Agent.

"Authorizations" means all filings, recordings and registrations with, and all validations or exemptions, approvals, orders, authorizations, consents, Licenses, certificates and permits from, the FCC and other Governmental Authorities.

"Availability Compliance Certificate" has the meaning as set forth in Section 5.01(k).

"Average Weekly Availability" means the weekly average, beginning on the Thursday of each week and ending the following Wednesday, of the Daily Availability, calculated by dividing (i) the sum of the Daily Availability for each Business Day of such week by (ii) the total number of Business Days in such week.

"Average Weekly Cash Balance" means the weekly average, beginning on the Thursday of each week and ending the following Wednesday, of the Daily Cash Balances, calculated by dividing (i) the sum of the Daily Cash Balances for each Business Day of such week by (ii) the total number of Business Days in such week.

"Board" means the Board of Governors of the Federal Reserve System of the United States of America.

"Borrower" means Radio One, Inc., a Delaware corporation.

"Borrowing" means (a) Revolving Loans of the same Type, made, converted or continued on the same date and, in the case of LIBOR Loans, as to which a single Interest Period is in effect and (b) Term Loans of the same Type, made, converted or continued on the same date and, in the case of LIBOR Loans, as to which a single Interest Period is in effect.

"Borrowing Request" means a request by the Borrower for a Borrowing in substantially the form attached hereto as Exhibit E.

"Business Day" means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City and Charlotte, North Carolina are authorized or required by Law to remain closed; provided that, when used in connection with a LIBOR Loan, the term "Business Day" shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.

"Capital Expenditure" means with respect to any Person any liability incurred or expenditure made (net of any casualty insurance proceeds or condemnation awards used to replace fixed assets following a casualty event or condemnation with respect thereto) by such Person that, in conformity with GAAP, is required to be accounted for as a capital expenditure on the cash flow statements of such Person. Unless otherwise specified, all references to "Capital Expenditures" shall refer to the Capital Expenditures of the Borrower and its Restricted Subsidiaries.

"Capital Lease Obligations" of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP. Unless otherwise specified, all references to "Capital Lease Obligations" shall refer to the Capital Lease Obligations of the Borrower and its Restricted Subsidiaries.

"Cash Equivalents" means (a) United States dollars, (b) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of less than one year from the date of acquisition, (c) certificates of deposit and eurodollar time deposits with maturities of less than one year from the date of acquisition, bankers' acceptances with maturities of less than one year and overnight bank deposits, in each case with any Revolving Lender or with any domestic commercial bank having capital and surplus in excess of $500,000,000 and a Keefe Bank Watch Rating of "B" or better, (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and (c) entered into with any financial institution meeting the qualifications specified in clause (c) immediately above, (e) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Ratings Services and in each case maturing within nine months after the date of acquisition and (f) interests in money market mutual funds which invest solely in assets in securities of the type described in clauses (a) through (e) immediately above.

"Change in Control" means (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Securities Laws as in effect on the date hereof) of Equity Interests in the Borrower representing more voting power than that held by the Hughes/Liggins Family collectively; (b) occupation of a majority of the seats (other than vacant seats) on the board of directors of the Borrower by Persons who were neither (i) nominated by the board of directors of the Borrower nor (ii) appointed by directors so nominated; (c) the acquisition of direct or indirect Control of the Borrower by any Person or group other than the Hughes/Liggins Family collectively; or (d) the Hughes/Liggins Family cease to be the beneficial owners, individually or collectively, of at least 35% of the voting power of the Equity Interests in the Borrower.

"Change in Law" means the occurrence, after the Restatement Effective Date, of any of the following: (a) the adoption or taking effect of any Law, (b) any change in any Law or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of Law) by any Governmental Authority.

"Class", when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Tranche A Revolving Loans, Tranche B Revolving Loans, Tranche C Revolving Loans, Tranche A Term Loans or Tranche B Term Loans.

"Co-Documentation Agents" means, collectively, Credit Suisse, Merrill Lynch, Pierce Fenner & Smith Incorporated, and SunTrust Bank, in their capacity as co-documentation agents.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Collateral" has the meaning given to such term in Section 5.09(a).

"Commitment" means, as to any Lender on any date, the sum of the Revolving Commitments and Term Commitments of such Lender.

"Communications Act" means the Communications Act of 1934 and the rules and regulations and published policies thereunder.

"Compliance Certificate" means a certificate of a Financial Officer substantially in the form of Exhibit C attached hereto or in such other form acceptable to the Administrative Agent.

"Consolidated Interest Expense" means, with respect to any Person, without duplication, with respect to any period, the sum of (a) the interest expense and all capitalized interest of such Person for such period, on a consolidated basis, including, without limitation, (i) amortization of debt discount (but excluding original issue discount on the 2001 Senior Subordinated Notes), (ii) the net cost under interest rate contracts (including amortization of debt discount), (iii) the interest portion of any deferred payment obligation and (iv) accrued interest, plus (b) the interest component of any Capital Lease Obligation paid or accrued or scheduled to be paid or accrued by such Person during such period, plus (c) the aggregate amount of all fees, including but not limited to agency fees, letter of credit fees and commitment fees incurred by such Person during such period in respect of Indebtedness, determined on a consolidated basis in accordance with GAAP, but in no event to include the mark-to-market value for any Swap Agreements of such Person; provided, however, that any Acquisition and any Disposition, and any related incurrence or repayment of Indebtedness, which occurs during such period shall be deemed to have occurred on the first day of such period. Unless otherwise specified, all references to "Consolidated Interest Expense" shall refer to the Consolidated Interest Expense of the Borrower and its Restricted Subsidiaries.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto.

"Daily Availability" means as of 5:00 p.m. New York City time each day, the sum of (a) the Daily Cash Balance and (b) (i) the Tranche A Revolving Commitments minus (ii) the sum of (x) the unpaid principal balance of the Tranche A Revolving Loans and (y) the LC Exposure.

"Daily Cash Balance" means as of 5:00 p.m. New York City time each day, the aggregate unrestricted book balances of cash and Cash Equivalents of the Borrower and its Restricted Subsidiaries.

"Debt Service" means, with respect to any Person, for the most recently completed four fiscal quarters for which financial statements are available, the sum of (a) Consolidated Interest Expense of such Person to the extent paid or payable in cash and (b) scheduled maturities of the principal amount of Indebtedness of such Person and, in the case of the Loans, the principal amount of Loans required to be prepaid pursuant to Section 2.11(b). Unless otherwise specified, all references to "Debt Service" shall refer to the Debt Service of the Borrower and its Restricted Subsidiaries.

"Default" means any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

"Default Rate" means (a) when used with respect to Obligations other than fees related to Letters of Credit, an interest rate equal to (i) the Alternate Base Rate plus (ii) the maximum Applicable Rate which would be applicable to ABR Loans if all remaining step-ups were to occur plus (iii) 2% per annum; provided, however, that with respect to a LIBOR Loan, the Default Rate shall be an interest rate equal to the interest rate (including the maximum Applicable Rate which would be applicable to LIBOR Loans if all remaining step-ups were to occur) otherwise applicable to such Loan plus 2% per annum, and (b) when used with respect to fees related to Letters of Credit, a rate equal to the otherwise applicable interest rate plus 2% per annum.

"Disclosed Matters" means the actions, suits and proceedings and the environmental matters disclosed in Schedule 3.06.

"Disposition" has the meaning set forth in Section 6.05.

"Disqualified Stock" means any Equity Interest that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part.

"dollars" or "$" refers to lawful money of the United States of America.

"EBITDA" of a specified Person means, for any period, the consolidated net income of such specified Person and its Restricted Subsidiaries for such period:

(a) plus (without duplication and to the extent involved in computing such consolidated net income) (i) Consolidated Interest Expense, (ii) provision for taxes on income or profits, (iii) depreciation, amortization and other non-cash items (including non-cash employee and officer equity compensation expenses, and amortization of goodwill and other intangibles and barter expenses) and (iv) up to $20,000,000 representing fees, charges and expenses related to the Amendment and Restatement Agreement and/or the exchange, repurchase and refinancing of the 2001 Senior Subordinated Notes and the 2005 Senior Subordinated Notes, and

8

(b) minus (without duplication and to the extent involved in computing such consolidated net income) (i) any gains (or plus losses), together with any related provision for taxes on such gains (or losses), realized in connection with any sale of assets (including, without limitation, dispositions pursuant to Sale and Leaseback Transactions), (ii) any non-cash or extraordinary gains (or plus losses), together with any related provision for taxes on such extraordinary gains (or losses), (iii) the amount of any cash payments related to non-cash charges that were added back in determining EBITDA in any prior period and (iv) barter revenues,

provided, however, that

(c) the net income of any other Person that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to such specified Person whose EBITDA is being determined or a Wholly Owned Restricted Subsidiary thereof;

(d) the net income of any other Person that is a Restricted Subsidiary (other than a Wholly Owned Restricted Subsidiary) or is an Unrestricted Subsidiary shall be included only to the extent of the amount of dividends or distributions paid in cash to such specified Person whose EBITDA is being determined or a Wholly Owned Restricted Subsidiary thereof;

(e) the net income (loss) of any other Person acquired after the Restatement Effective Date in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded (to the extent otherwise included); and

(f) all amounts of cash distributions or dividends received from Reach Media shall be included, but only to the extent such distributions or dividends do not exceed the Borrower's proportionate share of Reach Media's EBITDA, which proportionate share is calculated based on the Borrower's actual ownership percentage of Reach Media at the time of such dividends or distributions.

All of the foregoing will be determined in accordance with GAAP. In addition, for purposes of calculating the Total Leverage Ratio, the Senior Leverage Ratio and Fixed Charge Coverage Ratio, with respect to Acquisitions not owned at all times during the period involved in determining the EBITDA for the Total Leverage Ratio, the Senior Leverage Ratio and Fixed Charge Coverage Ratio, there shall be (i) included the EBITDA of any Acquisitions acquired by the Borrower or any Restricted Subsidiary during the period involved in such determination and (ii) excluded the EBITDA of any Dispositions by the Borrower or any Restricted Subsidiary during the period involved in such determination, assuming in each such case that such Acquisitions or Dispositions were acquired or disposed of, as the case may be, on the first day of such period. Unless otherwise specified, all references to "EBITDA" shall refer to the EBITDA of the Borrower and the other Restricted Subsidiaries.

"Eligible Assignee" means (a) with respect to any assignment of a Revolving Commitment, either (i) a Revolving Lender, (ii) an Affiliate of a Revolving Lender, (iii) a Revolving Lender Approved Fund, and (iv) any other Person (other than a natural person) which has been consented to in writing by the Administrative Agent and the Issuing Bank, such consent not to be unreasonably withheld or delayed, and (b) with respect to any assignment of any portion of the Aggregate Term Loans, either (i) a Lender, (ii) an Affiliate of a Lender, (iii) an Approved Fund, and (iv) any other Person (other than a natural person) which has been consented to in writing by the Administrative Agent, such consent not to be unreasonably withheld or delayed; provided that, notwithstanding the foregoing, "Eligible Assignee" shall not include (x) the Borrower or any of the Borrower's Affiliates, Subsidiaries or TV One or (y) any Person who is reasonably determined by the Borrower to be a direct competitor of the Borrower or any of the Borrower's Affiliates, Subsidiaries or TV One and identified as such by written notice, from time to time, to the Administrative Agent.

"Environmental Laws" means all Laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to the protection of the environment, preservation or reclamation of natural resources, the management, release or threatened release of any Hazardous Material or to the effect of the environment on human health.

"Environmental Liability" means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

"Equity Interests" means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

"ERISA Affiliate" means any trade or business (whether or not incorporated) that, together with the Borrower, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

"ERISA Event" means, with respect to the Borrower or any Subsidiary, (a) any "reportable event", as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived); (b) the existence with respect to any Plan of an "accumulated funding deficiency" (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by the Borrower or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by the Borrower or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan; (f) the incurrence by the Borrower or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; or (g) the receipt by the Borrower or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from the Borrower or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA.

"Event of Default" has the meaning assigned to such term in Article VII.

"Exchange Note Holders" means the holders of the Exchange Notes.

"Exchange Notes" means those certain 12.5%/15.0% Senior Subordinated Notes due 2016, issued by the Borrower in connection with the Note Exchange in the aggregate original principal amount of up to $291,510,000.00, together with any additional such notes issued with respect to interest on the Exchange Notes, in accordance with terms of the Exchange Notes Indenture.

"Exchange Notes Documentation" means any and all agreements relating to the Exchange Notes Subordinated Indebtedness, including but not limited to the Exchange Notes, the Exchange Notes Indenture and the Exchange Notes Guaranties.

"Exchange Notes Guaranties" means any and all guaranties of the Exchange Notes Subordinated Indebtedness.

"Exchange Notes Indenture" means that certain Indenture, dated as of November 24, 2010, among the Borrower, the Restricted Subsidiaries and Wilmington Trust Company, as trustee for the Exchange Note Holders, as amended from time to time in accordance with the terms hereof and thereof.

"Exchange Notes Subordinated Indebtedness" means the Indebtedness owed by the Loan Parties to the Exchange Note Holders in an original principal amount of up to $291,510,000.00 which bears interest and has a maturity as set forth in the Exchange Notes Indenture and together with any Indebtedness pursuant to additional notes issued with respect to interest on the Exchange Notes.

"Excluded Assets" means

(a)   any lease, contract or property right to which any Loan Party is a party, if and only for so long as the grant of a security interest shall constitute or result in a breach, termination or default under any such lease, contract or property right (other than to the extent that any such term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC or any other applicable Law or principles of equity), but in each case

11

(i)		only to the extent each such Loan Party is contractually prohibited from creating a Lien on the Restatement Effective Date or the date such lease, contract or property right was acquired (so long as such prohibition was not negotiated in anticipation of such acquisition), and

(ii)		provided that any security interest securing Obligations owing to Lenders shall attach immediately to any portion of such lease, contract or property right without further action of the Lenders at any time or from time to time, so long as such security interest does not result, or would no longer result, in any of the consequences specified above;

(b)		any License to which any Loan Party is a party, grantee or beneficiary, if and only for so long as either (x) each such Loan Party is prohibited from granting a security interest therein under applicable provisions of the Communications Act, or (y) the grant of a security interest shall constitute or result in a breach, termination or default under any such License (other than to the extent that any such term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC or any other applicable Law or principles of equity), provided that this definition of "Excluded Assets" shall not include:

(i)		any rights and remedies incident or appurtenant to any such Licenses or any rights to receive any or all proceeds derived from, or in connection with, any Disposition of all or any portion of any such Licenses or any Station, and

(ii)		any security interests securing Obligations owing to Lenders shall attach immediately to any portion of such Licenses without further action of the Lenders at any time or from time to time, so long as such attachment does not result, or would no longer result, in any of the consequences specified above;

(c)		any "intent to use" applications for trademark or service mark registrations filed pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. § 1051, unless and until an Amendment to Allege Use or a Statement of Use under Sections 1(c) or 1(d) of the Lanham Act has been filed and accepted, to the extent that, and solely during the period for which, any assignment of or grant of a security interest in such "intent to use" application prior to such filing and acceptance would violate the Lanham Act or cause any abandonment or invalidation of such registration; and

(d)		all Excluded Ownership Interests.

"Excluded Ownership Interests" means (a) all Equity Interests in any Subsidiary of an Unrestricted Subsidiary and (b) minority Equity Interests in Persons that are not Subsidiaries of the Borrower or any of its Restricted Subsidiaries but only to the extent such Person is contractually prohibited from creating a Lien in such minority Equity Interests, so long as the Borrower (1) does not encourage the creation of any such contractual prohibitions and (2) requests no such contractual prohibitions be instituted (other than in each of (1) and (2) preceding, those contractual prohibitions in existence on the Restatement Effective Date).

"Excluded Taxes" means, with respect to the Administrative Agent, any Lender, the Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) taxes imposed on or measured by its overall net income (however denominated) and franchise taxes imposed on it (in lieu of net income taxes), by the United States of America (or any political subdivision thereof) or by the jurisdiction (or any political subdivision thereof) under the Laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction in which the Borrower is located and (c) in the case of a Foreign Lender (other than an assignee pursuant to a request by the Borrower under Section 2.19(b)), any withholding tax that is imposed on amounts payable to such Foreign Lender at the time such Foreign Lender becomes a party to this Agreement (or designates a new lending office) or is attributable to such Foreign Lender's failure or inability (other than as a result of a Change in Law) to comply with Section 2.17(e), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrower with respect to such withholding tax pursuant to Section 2.17(a).

"Existing Credit Agreement" has the meaning set forth in the Introductory Statement.

"Existing Letters of Credit" means each letter of credit issued under the Existing Credit Agreement that is outstanding immediately prior to the Restatement Effective Date as set forth on Schedule 1.01 and each renewal of such letter of credit, each of which shall be deemed, on and after the Restatement Effective Date, to have been issued hereunder.

"Existing Revolving Loans" has the meaning as set forth in the Introductory Statement.

"Existing Term Loans" has the meaning as set forth in the Introductory Statement.

"Fair Market Value" means with respect to any asset or property, the sale value that would be obtained in an arm's length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. All determinations in the covenants of Fair Market Value shall be made by the Board of Directors of the Borrower and shall be evidenced by a resolution of such Board set forth in a certificate of the President, a Vice President or a Financial Officer delivered to the Administrative Agent, upon which the Administrative Agent may conclusively rely.

"FCC" means the Federal Communications Commission (or any successor agency, commission, bureau, department or other political subdivision of the United States of America).

"FCC License" means any radio broadcast service, community antenna relay service, broadcast auxiliary license, earth station registration, business radio, microwave or special safety radio service license issued by the FCC pursuant to the Communications Act.

13

"Federal Funds Effective Rate" means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

"Fee Letters" means those certain letter agreements between the Borrower and the Administrative Agent and the Borrower and the Syndication Agent, and any other fee letters entered into among the Borrower and the Administrative Agent, the Syndication Agent and the Co-Documentation Agents from time to time.

"Financial Officer" means the chief financial officer, principal accounting officer, treasurer or controller of the Borrower.

"Fixed Charge Coverage Ratio" means, with respect to the Borrower and its Restricted Subsidiaries as of the date of determination thereof, the ratio of (i) EBITDA of the Borrower and its Restricted Subsidiaries for the most recently completed four fiscal quarters for which financial statements are available to (ii) Fixed Charges for such period.

"Fixed Charges" means, with respect to any Person, for any period, the sum of (a) Debt Service of such Person for such period, plus (b) cash taxes paid by such Person for such period, plus (c) Capital Expenditures of such Person for such period, plus (d) cash Restricted Payments made during such period; provided, however, that any Acquisition and any Disposition, any related issuance of Equity Interests on which such cash Restricted Payments may be made, and any Indebtedness assumed by such Person in connection with any Acquisition, shall be deemed to have occurred on the first day of such period. Unless otherwise specified, all references to "Fixed Charges" shall refer to the Fixed Charges of the Borrower and its Restricted Subsidiaries. For purposes of determining the Fixed Charge Coverage Ratio under this Agreement, subject to adjustment as provided for events occurring following the Restatement Date, Fixed Charges for the fiscal quarter ended March 30, 2010 shall be deemed to be $16,500,000; Fixed Charges for the fiscal quarter ended June 30, 2010 shall be deemed to be $16,200,000; Fixed Charges for the fiscal quarter ended September 30, 2010 shall be deemed to be $16,500,000; and Fixed Charges for the fiscal quarter ended December 31, 2010 shall be deemed to be $14,800,000 plus cash taxes paid by the Borrower and its Restricted Subsidiaries for the fiscal quarter ended December 31, 2010, plus Capital Expenditures of the Borrower and its Restricted Subsidiaries for the fiscal quarter ended December 31, 2010.

"Foreign Lender" means any Lender that is organized under the Laws of a jurisdiction other than that in which the Borrower is resident for tax purposes. For purposes of this definition, the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

"GAAP" means generally accepted accounting principles in the United States of America.

"Governmental Authority" means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra–national bodies such as the European Union or the European Central Bank).

"Guarantee" of or by any Person (the "guarantor") means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business.

"Guarantee and Collateral Agreement" means that certain Guarantee and Collateral Agreement dated as of June 13, 2005, executed, delivered, supplemented or amended by the Borrower and each other Loan Party as required pursuant to the terms hereof, as the same may be further amended, restated, supplemented or otherwise modified from time to time.

"Hazardous Materials" means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

"Hughes" means Catherine L. Hughes.

"Hughes/Liggins Family" means (a) Hughes, (b) Liggins, (c) parents, siblings, spouse, lineal descendants and adoptive children of either Hughes or Liggins, (d) any trust established by Hughes or Liggins for the benefit of any of the individuals described in clauses (a) through (c), (e) Hughes's or Liggins's executor, administrator, heir, trustee or personal representative to whom the estate of Hughes or Liggins is transferred at death or (f) any family limited partnership established by Hughes or Liggins solely for estate planning purposes, the general and limited partners of which are limited to individuals described in clauses (a) through (c).

"Indebtedness" of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (d) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable or non–cash barter arrangements incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, to the extent of the value of the property subject to such Lien, (f) all Guarantees by such Person of Indebtedness of others, (g) all Capital Lease Obligations of such Person, (h) all obligations, contingent or otherwise, of such Person as an account party in respect of unpaid reimbursement obligations for and undrawn amounts available under letters of credit and letters of guaranty, (i) all obligations, contingent or otherwise, of such Person in respect of bankers' acceptances and (j) all obligations of such Person under any Swap Agreement. For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or a limited liability company) in which such Person is a general partner or a joint venturer to the extent such Person is liable therefor.

"Indemnified Taxes" means Taxes other than Excluded Taxes.

"Information Memorandum" means the Confidential Information Memorandum dated April [___], 2005 relating to the Borrower and the Transactions.

"Interest Election Request" means a request by the Borrower to convert or continue a Borrowing in accordance with Section 2.08.

"Interest Payment Date" means the last day of each calendar month; provided, that if such day is not a Business Day, on the next succeeding Business Day.

"Interest Period" means with respect to any LIBOR Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months thereafter, as the Borrower may elect; provided, that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless, in the case of a LIBOR Borrowing only, such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day and (b) any Interest Period pertaining to a LIBOR Borrowing that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and, thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

"Internal Control Event" means a material weakness in, or fraud that involves management or other employees who have a significant role in, the Borrower's internal controls over financial reporting, in each case as described in the Securities Laws.

"Internet Operations Subsidiary" means a direct or indirect Subsidiary of the Borrower that (i) conducts and operates its business primarily as an internet-related business (together with such business and activities as may be directly related thereto) and (ii) is either a Wholly Owned Subsidiary or a majority-owned Subsidiary as permitted in accordance with the terms of this Agreement.

"Investment" means, in any Person, any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of a Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Equity Interests, Indebtedness or other similar instruments issued by such Person. For purposes of Section 6.08, any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Borrower.

"Issuing Bank" means Wells Fargo Bank. N.A., in its capacity as the issuer of Letters of Credit hereunder, and its successors in such capacity as provided in Section 2.05(i). The Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of the Issuing Bank, in which case the term "Issuing Bank" shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

"Law" means all applicable statutes, laws, ordinances, regulations, rules, guidelines, orders, writs, injunctions, or decrees of any Governmental Authority.

"LC Disbursement" means a payment made by the Issuing Bank pursuant to a Letter of Credit.

"LC Exposure" means, at any time, the sum (without duplication) of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time plus (b) the aggregate amount of all drafts which have been presented or accepted under Letters of Credit, but not yet paid plus (c) the aggregate amount of all LC Disbursements that have not yet been reimbursed by or on behalf of the Borrower at such time. The LC Exposure of any Lender at any time shall be its Applicable Percentage of the total LC Exposure at such time.

"Lenders" means, collectively, the Revolving Lenders, the Term Lenders and any other Person that shall have become a party hereto pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption.

"Letter of Credit" means any standby letter of credit issued pursuant to this Agreement which shall be deemed to include the Existing Letters of Credit.

"LIBO Rate" means, with respect to the Interest Period for a LIBOR Loan, a rate per annum equal to the greater of (x) 1.00% per annum and (y) the quotient of (A) (i) the British Bankers' Association Interest Settlement Rate per annum at which Dollar deposits are offered in London, England to prime banks in the London Interbank Market for such Interest Period as displayed on Reuters LIBOR01 Page 3750 (or on any successor or substitute page of such page) as of 11:00 a.m. (London time) two (2) Business Days before the first day of such Interest Period in an amount substantially equal to the Administrative Agent's portion of such LIBOR Loan comprising part of such Borrowing to be outstanding during such Interest Period, or (ii) if the rate described in clause (A)(i) does not appear on Reuters LIBOR01 Page 3750 (or on any successor or substitute page of such page) on any relevant date of determination, the average of the rates at which Dollar deposits approximately equal in principal amount to the Administrative Agent's portion of such LIBOR Loan and for a maturity equal to the applicable Interest Period are offered to the Lending Office of the Administrative Agent in immediately available funds in the London Interbank Market for Eurodollars at approximately 11:00 a.m. (London time) two (2) Business Days prior to the commencement of such Interest Period, in each case divided by (B) one (1) minus the applicable statutory reserve requirements of the Administrative Agent, expressed as a decimal (including without duplication or limitation, basic, supplemental, marginal and emergency reserves), from time to time in effect under Regulation D or similar regulations of the Board. It is agreed that for purposes of this definition, LIBOR Loans made hereunder shall be deemed to constitute Eurocurrency Liabilities (as defined in Regulation D) and to be subject to the reserve requirements of Regulation D.

"LIBOR", when used in reference to any Loan or Borrowing (as described in Section 1.02), refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted LIBO Rate.

"License" means as to any Person, any license, permit, certificate of need, authorization, certification, accreditation, franchise, approval, or grant of rights by any Governmental Authority or other Person necessary or appropriate for such Person to own, maintain, or operate its business or property, including FCC Licenses.

"License Subsidiaries" means any Wholly Owned Restricted Subsidiary of the Borrower organized by the Borrower for the sole purpose of holding FCC Licenses, other Necessary Authorizations, and certain Operating Agreements and other assets incidental thereto as described in Section 3.15.

"Lien" means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, preferential arrangement, charge or security interest in, on or of such asset and (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset.

"Liggins" means Alfred C. Liggins, III.

"LMA Agreement" means any time brokerage agreement, local marketing agreement, local market affiliation agreement, joint sales agreement, joint operating agreement or joint operating venture for the operation of a radio station or related or similar agreements entered into, directly or indirectly, between any Loan Party and any other Person other than another Loan Party.

"Loan Documents" means this Agreement, the Amendment and Restatement Agreement, each Note, the Guarantee and Collateral Agreement, all UCC financing statements, any Swap Agreements with any Lenders relating to the Loans, the Fee Letters, all letter of credit applications with the Issuing Bank, each Compliance Certificate, each Perfection Certificate, all certificates executed and delivered by any of the Loan Parties in connection with any Loan Document, any other agreements between any of the Loan Parties and the Administrative Agent or any Lender in respect of fees or the reimbursement of costs and expenses in connection with the transactions contemplated hereby and any and all other documents, instruments, certificates and agreements now or hereafter executed and delivered by any Loan Party pursuant to or in connection with (i) any of the foregoing, (ii) the Collateral or (iii) the granting of any security interest or Lien to secure any of the Obligations.

"Loan Parties" means the collective reference to the Borrower and the Restricted Subsidiaries.

"Loans" means the loans made by the Lenders to the Borrower pursuant to this Agreement.

"Material Adverse Effect" means (a) any material adverse effect upon the validity or enforceability of any Loan Document or the rights and remedies of the Lenders thereunder, (b) any material adverse effect on the business, condition (financial or otherwise), operations, performance, property or assets of the Borrower and the Restricted Subsidiaries taken as a whole or (c) any material adverse effect upon the ability of any Loan Party to perform its obligations under any Loan Document.

"Material Indebtedness" means Indebtedness (other than the Loans and Letters of Credit), or obligations in respect of one or more Swap Agreements, of any one or more of the Borrower and its Subsidiaries in an aggregate principal amount exceeding $5,000,000. For purposes of determining Material Indebtedness, the "principal amount" of the obligations of the Borrower or any Subsidiary in respect of any Swap Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Borrower or such Subsidiary would be required to pay if such Swap Agreement were terminated at such time.

"Maturity Date" means the earlier of (a) six months prior to the scheduled maturity of the 2001 Senior Subordinated Notes (unless the 2001 Senior Subordinated Notes have been refinanced or repurchased prior to such date) and (b) June 30, 2012.

"Maximum Permitted Cash Balance" means (a) $10,000,000 prior to the repayment in full, in cash, of the Tranche A Revolving Loans and the Tranche B Revolving Loans, if applicable, and the termination of the Tranche B Revolving Commitments, and (b) thereafter, $15,000,000.

"Moody's" means Moody's Investors Service, Inc.

"Mortgage" means any mortgage or deed of trust by the Borrower or any of its Subsidiaries in favor of the Administrative Agent in form and substance reasonably satisfactory to the Administrative Agent.

"Multiemployer Plan" means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

"Necessary Authorization" means any License, consent or order from, or any filing, recording or registration with, any Governmental Authority (including, without limitation, the FCC) necessary to the conduct of any Loan Party's business or for the ownership, maintenance and operation by any Loan Party of its Stations and other properties or to the performance by any Loan Party of its obligations under any LMA Agreement to which it is a party.

"Net Cash Proceeds" means:

(a) in connection with any Disposition or Recovery Event, the aggregate cash proceeds received by the Borrower or a Restricted Subsidiary in respect of such Disposition or Recovery Event, which amount is equal to the excess, if any, of: (i) the cash received by the Borrower or a Restricted Subsidiary (including any cash payments received by way of deferred payment pursuant to, or monetization of, a note or installment receivable or otherwise, but only as and when received) in connection with such Disposition or Recovery Event, minus (ii) the sum of (A) the amount of any Indebtedness including any premium thereon and fees and expenses associated therewith which is required to be repaid by the Borrower or a Restricted Subsidiary in connection with such Disposition, plus (B) the out-of-pocket expenses incurred by the Borrower or a Restricted Subsidiary in connection with such Disposition or Recovery Event, plus (C) provision for taxes, including income taxes, attributable to the Disposition or Recovery Event or attributable to required prepayments or repayments of Indebtedness with the proceeds of such Disposition or Recovery Event, plus (D) a reasonable reserve for the after-tax costs of any indemnification payments (fixed or contingent) attributable to the seller's indemnities to the purchaser in respect of such Disposition or Recovery Event undertaken by the Borrower or any of the Restricted Subsidiaries in connection with such Disposition or Recovery Event; or

(b) in connection with any issuance or sale of Equity Interests or debt securities or instruments or the incurrence of loans, the cash proceeds received from such issuance or incurrence, net of reasonable attorneys' fees, investment banking fees, accountants' fees, underwriting discounts and commissions and other customary fees and expenses actually incurred in connection therewith.

For purposes of this definition and amounts due under Section 2.11, the following are deemed to be cash: (x) the assumption of Indebtedness of the Borrower or any Restricted Subsidiary and the release of the Borrower or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Disposition (other than customary indemnification provisions relating thereto that do not involve the repayment of funded Indebtedness) and (y) securities or notes received by the Borrower or any Restricted Subsidiary from the transferee that are promptly converted by the Borrower or such Restricted Subsidiary into cash.

"Note" has the meaning assigned to such term in Section 2.10(e).

"Note Exchange" means the exchange of certain of the 2001 Senior Subordinated Notes and the 2005 Senior Subordinated Notes for Exchange Notes pursuant to the terms of the Amended and Restated Exchange Offer and Consent Solicitation Statement and Offering Memorandum issued by the Borrower and dated as of November 5, 2010.

"Obligations" means the unpaid principal of and interest on (including, without limitation, interest accruing after the maturity of the Loans and the LC Exposure and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to any Loan Party, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the Loans and the LC Exposure and all other obligations and liabilities of any Loan Party to the Administrative Agent or to any Lender (or, in the case of any Swap Agreement, any Affiliate of any Lender), whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, this Agreement, any other Loan Document, the Letters of Credit, any Swap Agreement entered into with any Lender (or any Affiliate of any Lender) or any other document executed and delivered by any Loan Party in connection herewith or therewith, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including, without limitation, all reasonable fees, charges and disbursements of counsel to the Administrative Agent or to any Lender that are required to be paid by any Loan Party pursuant hereto) or otherwise.

"Operating Agreement" means an agreement substantially in the form of Exhibit B.

"Operating Lease" means any lease that is an operating lease in accordance with GAAP and that has an initial or remaining noncancellable lease term in excess of one year.

"Other Taxes" means any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

"Participant" has the meaning assigned to such term in Section 9.04(c).

"PBGC" means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

"Perfection Certificate" means a perfection certificate duly executed by each Loan Party, in the form of Exhibit D attached hereto and delivered to the Administrative Agent pursuant to Section 4.01(k).

"Permitted Acquisitions" has the meaning given to such term in Section 6.07.

"Permitted Investments" means:

(a) any Investment in the Borrower or any Restricted Subsidiary;

(b) any Investment in Cash Equivalents;

(c) any Investment in a Person if, as a result of such Investment, (i) such Person becomes a Restricted Subsidiary of the Borrower, or (ii) such Person either (A) is merged, consolidated or amalgamated with or into the Borrower or one of its Restricted Subsidiaries and the Borrower or such Restricted Subsidiary is the surviving Person or the surviving Person becomes a Restricted Subsidiary, or (B) transfers or conveys all or substantially all of its assets to, or is liquidated into, the Borrower or one of its Restricted Subsidiaries;

(d) any Investment in accounts and notes receivable acquired in the ordinary course of business;

(e) extensions of trade credit in the ordinary course of business;

(f) loans and advances to employees of the Borrower or any Restricted Subsidiary in the ordinary course of business not in excess of $5,000,000 in the aggregate at any time outstanding;

(g) Investment of the Borrower and its Subsidiaries in Reach Media in existence on the Restatement Effective Date in an aggregate amount up to $25,425,561.38, which amount equals the Fair Market Value (on the date of such initial investment) of the equity issued by the Borrower to finance the purchase of Equity Interests in Reach Media prior to the Restatement Effective Date; and

(h) Investments of the Borrower and its Subsidiaries in TV One in existence on the Restatement Effective Date (for the avoidance of doubt, such cash amount equals approximately $60,300,000).

"Permitted Line of Business" has the meaning given to such term in Section 6.11.

"Permitted Preferred Stock" means preferred stock of the Borrower which (a) does not provide for the cash payment of dividends prior to December 31, 2012 and (b) is not mandatorily redeemable, if ever, prior to December 31, 2012.

"Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"Plan" means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Borrower or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"Prime Rate" means the rate of interest per annum publicly announced from time to time by Wells Fargo Bank, N.A. as its prime rate in effect at its office in Charlotte, North Carolina; each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective. The Prime Rate is an index or base rate and shall not necessarily be its lowest or best rate charged to its customers or other banks.

"Purchase Money Indebtedness" means Indebtedness of the Borrower and the Restricted Subsidiaries incurred in connection with the purchase of property or assets for the business of the Borrower and the Restricted Subsidiaries.

"Purchase Money Lien" means any Lien securing solely Purchase Money Indebtedness; provided that (a) any such Lien attaches concurrently with the acquisition of the subject property, (b) such Lien attaches solely to the property so acquired in such transaction and (c) the principal amount of the Indebtedness secured thereby does not exceed 100% of the cost of such property.

"Reach Media" means Reach Media, Inc., a Texas corporation.

"Reach Media Documents" means, collectively, the Stock Purchase Agreement; that certain Escrow Agreement between Reach Media Holdco, the selling shareholders of Reach Media and the Escrow Agent named therein; the Reach Shareholders Agreement; and each other document related thereto.

"Reach Media Holdco" means Radio One Media Holdings, LLC, a Delaware limited liability company.

"Reach Media Percentage" means (a) at any time the Borrower owns, directly or indirectly, 51% or more of the Equity Interests of Reach Media, the Borrower's ownership percentage of the Equity Interests of Reach Media or (b) at any time the Borrower owns, directly or indirectly, less than 51% of the Equity Interests of Reach Media, 0%.

"Reach Media Put" means the put rights of the Minority Shareholders (as defined in the Reach Shareholders Agreement) pursuant to Section 13.1 of the Reach Shareholders Agreement.

"Reach Shareholders Agreement" means that certain Shareholders Agreement dated as of February 28, 2005 by and among Reach Media and the shareholders of Reach Media named therein.

"Recovery Event" means any settlement of or payment in respect of a condemnation or taking or a property insurance claim or casualty insurance claim relating to any property or asset or rights therein of the Borrower or any of the Restricted Subsidiaries.

"Register" has the meaning set forth in Section 9.04(b).

"Registered Public Accounting Firm" has the meaning specified in the Securities Laws and shall be independent of the Borrower as prescribed by the Securities Laws.

"Reinvestment Deadline" has the meaning assigned to such term in Section 2.11(d).

"Related Parties" means, with respect to any specified Person, such Person's Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person's Affiliates.

"Required Lenders" means, at any time, Lenders having Aggregate Term Loans, Revolving Credit Exposures and unused Revolving Commitments representing more than 50% of the sum of the total Aggregate Term Loans, Revolving Credit Exposures and unused Revolving Commitments at such time.

"Required Revolving Lenders" means, at any time, Revolving Lenders representing more than 50% of the total Revolving Credit Exposures and unused Revolving Commitments at such time.

"Restatement Effective Date" has the meaning as set forth in Section 4.01.

"Restricted Payment" means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in the Borrower or any Subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, repurchase, redemption, retirement, acquisition, cancellation or termination of any such Equity Interests in the Borrower or any option, warrant or other right to acquire any such Equity Interests in the Borrower.

"Restricted Subsidiaries" means the direct and indirect Subsidiaries of the Borrower other than an Unrestricted Subsidiary.

"Revolving Commitment" means, with respect to a Lender, such Lender's Tranche A Revolving Commitment, Tranche B Revolving Commitment or Tranche C Revolving Commitment, as applicable.

"Revolving Credit Exposure" means, with respect to any Revolving Lender at any time, the sum of the outstanding principal amount of such Lender's Revolving Loans and its LC Exposure at such time.

"Revolving Lender" means a Lender that has a Revolving Commitment or that holds Revolving Loans or is the Issuing Bank.

"Revolving Lender Approved Fund" means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in commercial loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Revolving Lender, (b) an Affiliate of a Revolving Lender or (c) an entity or an Affiliate of an entity that administers or manages a Revolving Lender.

"Revolving Loan" means any Tranche A Revolving Loan, Tranche B Revolving Loan or Tranche C Revolving Loan.

"Sale and Leaseback Transaction" means a transaction whereby any Person becomes liable with respect to any lease, whether an Operating Lease or a capital lease, or any property (whether real, personal or mixed), whether now owned or hereafter acquired, which (a) such Person has sold or transferred or is to sell or transfer to any other Person or (b) such Person intends to use for substantially the same purposes as any other property which has been or is to be sold or transferred by such Person to any other Person in connection with such lease. Unless otherwise specified, all references to "Sale and Leaseback Transaction" shall refer to the Sale and Leaseback Transaction of the Borrower and its Restricted Subsidiaries.

"Sarbanes-Oxley" means the Sarbanes-Oxley Act of 2002.

"SEC" means the Securities and Exchange Commission, any successor thereto and any analogous Governmental Authority.

"Securities Laws" means the Securities Act of 1933, the Securities Exchange Act of 1934, Sarbanes-Oxley and the applicable accounting and auditing principles, rules, standards and practices promulgated, approved or incorporated by the SEC or the Public Company Accounting Oversight Board, as each of the foregoing may be amended and in effect on any applicable date hereunder.

"Senior Debt" means for any Person on a consolidated basis as of the date of any determination, the aggregate amount of all outstanding Indebtedness of such Person other than Subordinated Debt of such Person.

"Senior Leverage Ratio" means, as of any date, the ratio of (a) the sum of all Senior Debt of the Borrower, the Restricted Subsidiaries and TV One as of such date; provided, that, any Indebtedness of TV One shall be excluded from such calculation if the aggregate total of the TV One Indebtedness is less than or equal to $120,000,000 (if the aggregate total of TV One Indebtedness is greater than $120,000,000, the entirety of such TV One Indebtedness shall be included in such calculation) to (b) EBITDA of the Borrower and the Restricted Subsidiaries for the most recently completed four fiscal quarters for which financial statements are available, provided that, notwithstanding the foregoing, the Senior Leverage Ratio shall be calculated to only include the Reach Media Percentage of the Senior Debt, and determined on a comparable basis, as Senior Debt is included for the Borrower and its Restricted Subsidiaries pursuant to terms of this Agreement.

"Solvent" means, with respect to any Person as of the date of any determination, that on such date (a) the fair value of the property of such Person (both at fair valuation and at present fair saleable value) is greater than the total amount of liabilities, including, without limitation, contingent liabilities, of such Person, (b) the present fair saleable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person is able to realize upon its assets and pay its debts and other liabilities, contingent obligations and other commitments as they mature in the normal course of business, (d) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person's ability to pay as such debts and liabilities mature and (e) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person's property would constitute unreasonably small capital after giving due consideration to current and anticipated future capital requirements and current and anticipated future business conduct and the prevailing practice in the industry in which such Person is engaged. In computing the amount of contingent liabilities at any time, such liabilities shall be computed at the amount which, in light of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

"Station" means a radio station operated to broadcast commercial radio programming over radio signals within a specified geographic area.

"Statutory Reserve Rate" means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which the Administrative Agent is subject for eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D. LIBOR Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

"Stock Purchase Agreement" means that certain Stock Purchase Agreement between the Borrower and the selling shareholders of Reach Media, dated November 19, 2004, as amended and in effect on the Restatement Effective Date.[1]

"Subordinated Debt" means, with respect to any Person, any Indebtedness of such Person if the instrument creating or evidencing such Indebtedness or pursuant to which such Indebtedness is outstanding expressly provides that such Indebtedness is (a) if incurred by the Borrower, subordinated in right of payment to the Obligations or (b) if incurred by a Restricted Subsidiary, subordinated in right of payment to the guarantee and other obligations made by such Restricted Subsidiary pursuant to the Guarantee and Collateral Agreement and the Obligations, as the same relate to a Restricted Subsidiary.

"Subordinated Note Holders" means the 2001 Senior Subordinated Note Holders, the 2005 Senior Subordinated Note Holders and the Exchange Note Holders.

"Subordinated Note Indebtedness" means the 2001 Senior Subordinated Indebtedness, the 2005 Senior Subordinated Indebtedness and the Exchange Notes Subordinated Indebtedness.

"Subordinated Notes" means the 2001 Senior Subordinated Notes, the 2005 Senior Subordinated Notes and the Exchange Notes.

"subsidiary" means, with respect to any Person (the "parent") at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent's consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (a) of which securities or other ownership interests representing more than 50% of the Equity Interests or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, Controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

"Subsidiary" means any subsidiary of the Borrower.

"Swap Agreement" means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrower or the Subsidiaries shall be a Swap Agreement.

"Swap Termination Value" means, in respect of any one or more Swap Agreements, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Agreements, (a) for any date on or after the date such Swap Agreements have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Agreements, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Agreements (which may include a Lender or any Affiliate of a Lender).

"Syndication Agent" means Bank of America, N.A., in its capacity as syndication agent.

"Taxes" means any and all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"Term Lender" means a Lender that holds a Term Loan.

"Term Loan" means a Tranche A Term Loan or a Tranche B Term Loan.

"Total Leverage Ratio" means, as of any date, the ratio of (a) the sum of all Indebtedness of the Borrower, the Restricted Subsidiaries and TV One as of such date; provided, that, any Indebtedness of TV One shall be excluded from such calculation if the aggregate total of the TV One Indebtedness is less than or equal to $120,000,000 (if the aggregate total of TV One Indebtedness is greater than $120,000,000, the entirety of such TV One Indebtedness shall be included in such calculation) to (b) EBITDA of the Borrower and the Restricted Subsidiaries for the most recently completed four fiscal quarters for which financial statements are available; provided that, notwithstanding the foregoing, the Total Leverage Ratio shall be calculated to only include the Reach Media Percentage of the Indebtedness, and determined on a comparable basis, as Indebtedness is included for the Borrower and its Restricted Subsidiaries pursuant to terms of this Agreement.

"Tranche A Revolving Loan Availability Period" means the period from and including the Restatement Effective Date to but excluding the earlier of the Maturity Date and the date of termination of the Tranche A Revolving Commitments.

"Tranche A Revolving Credit Exposure" means, with respect to a Tranche A Revolving Lender at any time, the sum of the outstanding principal amount of such Lender's Tranche A Revolving Loans and its LC Exposure at such time.

"Tranche A Revolving Lender" means a Lender that has a Tranche A Revolving Commitment or that holds a Tranche A Revolving Loan or is the Issuing Bank.

"Tranche A Revolving Loan" means a Loan made pursuant to Section 2.01(a)(i).

"Tranche A Revolving Commitment" means, with respect to a Lender, the commitment of such Lender to make Tranche A Revolving Loans and to acquire participations in Letters of Credit hereunder, expressed as an amount representing the maximum aggregate amount of such Lender's Tranche A Revolving Credit Exposure hereunder, as such commitment may be (a) reduced from time to time pursuant to Section 2.09 or Section 2.11 and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04. The amount of a Lender's Tranche A Revolving Commitment is set forth on Schedule 2.01(a), or in an Assignment and Assumption pursuant to which such Lender shall have assumed its Tranche A Revolving Commitment, as applicable. The aggregate amount of the Lenders' Tranche A Revolving Commitments is $20,000,000.

"Tranche A Term Loan" has the meaning set forth in Section 2.01(b). The aggregate amount of the Tranche A Term Loans outstanding as of the Restatement Effective Date is $27,627,862.69.

"Tranche A Term Loan Lender" means a Lender that holds a Tranche A Term Loan.

"Tranche B Revolving Loan Availability Period" means the period from and including December 15, 2010 to but excluding the earlier of (i) the date on which all 2001 Senior Subordinated Notes have been exchanged, refinanced and/or redeemed, (ii) December 31, 2010, and (iii) the termination of the Tranche B Revolving Commitment in its entirety in accordance with the terms of this Agreement.

"Tranche B Revolving Credit Exposure" means, with respect to a Tranche B Revolving Lender at any time, the sum of the outstanding principal amount of such Lender's Tranche B Revolving Loans at such time.

"Tranche B Revolving Lender" means a Lender that has a Tranche B Revolving Commitment or that holds Tranche B Revolving Loans.

"Tranche B Revolving Loan" means a Loan made pursuant to Section 2.01(a)(ii).

"Tranche B Revolving Commitment" means, with respect to a Lender, the commitment of such Lender to make Tranche B Revolving Loans, expressed as an amount representing the maximum aggregate amount of such Lender's Tranche B Revolving Credit Exposure hereunder, as such commitment may be (a) reduced from time to time pursuant to Section 2.09 or Section 2.11 and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04. The amount of a Lender's Tranche B Revolving Commitment is set forth on Schedule 2.01(a), or in an Assignment and Assumption pursuant to which such Lender shall have assumed its Tranche B Revolving Commitment, as applicable. The aggregate amount of the Lenders' Tranche B Revolving Commitments as of the Restatement Effective Date is $5,100,000.

"Tranche B Term Loan" has the meaning set forth in Section 2.01(c). The initial aggregate amount of the Tranche B Term Loans outstanding is $323,000,000.

"Tranche B Term Loan Lender" means a Lender that holds a Tranche B Term Loan.

"Tranche C Revolving Loan Availability Period" means the period from and including March 31, 2011 to but excluding the earlier of (i) the Maturity Date, (ii) the TV One Capital Call Completion Date, and (iii) the date of termination of the Tranche C Revolving Commitments in its entirety in accordance with the terms of this Agreement.

"Tranche C Revolving Credit Exposure" means, with respect to a Tranche C Revolving Lender at any time, the sum of the outstanding principal amount of such Lender's Tranche C Revolving Loans at such time.

"Tranche C Revolving Lender" means a Lender that has a Tranche C Revolving Commitment or that holds Tranche C Revolving Loans.

"Tranche C Revolving Loan" means a Loan made pursuant to Section 2.01(a)(iii).

"Tranche C Revolving Commitment" means, with respect to a Lender, the commitment of such Lender to make Tranche C Revolving Loans, expressed as an amount representing the maximum aggregate amount of such Lender's Tranche C Revolving Credit Exposure hereunder, as such commitment may be (a) reduced from time to time pursuant to Section 2.09 or Section 2.11 and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04. The amount of a Lender's Tranche C Revolving Commitment is set forth on Schedule 2.01(a), or in an Assignment and Assumption pursuant to which such Lender shall have assumed its Tranche C Revolving Commitment, as applicable. The aggregate amount of the Lenders' Tranche C Revolving Commitments as of the Restatement Effective Date is $13,700,000.

"Transactions" means the execution, delivery and performance by the Borrower of this Agreement and the other Loan Documents, the borrowing of Loans and the issuance of Letters of Credit hereunder.

"TV One" means TV One, LLC, a Delaware limited liability company.

"TV One Capital Call" means the Borrower's obligation to make a Capital Contribution (as defined in the TV One LLC Agreement) pursuant to Section 6.2 of the TV One LLC Agreement.

"TV One Capital Call Completion Date" means the date on which the Borrower has fulfilled its obligations pursuant to the TV One Capital Call.

"TV One LLC Agreement" means that certain Second Amended and Restated Limited Liability Company Operating Agreement of TV One, LLC dated as of December 28, 2004, as amended and in effect on the Restatement Effective Date, and as the same may be further amended, restated, supplemented or otherwise modified from time to time, but solely for purposes of determining the rights and obligations of the Borrower and the Restricted Subsidiaries under the Loan Documents, without giving effect to any such amendment, restatement, supplement or other modification which is in any way materially adverse to the Borrower or any other Loan Party or materially adverse to the rights of the Lenders under the Loan Documents.

"TV One Percentage" means the Borrower's beneficial ownership percentage of the Equity Interests of TV One.

"TV One Puts" means collectively, the put rights of the Financial Investor Members (as defined in the TV One LLC Agreement), the Class D Members (as defined in the TV One LLC Agreement) and the DIRECTV Member (as defined in the TV One LLC Agreement) pursuant to the TV One LLC Agreement.

"Type", when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Adjusted LIBO Rate or the Alternate Base Rate.

"UCC" means the Uniform Commercial Code as from time to time in effect in the State of New York.

"Unrestricted Subsidiary" means (a) Reach Media and (b) at any time the Borrower and its Restricted Subsidiaries own more than 50% (but less than 90%) of its issued and outstanding equity interests, TV One, so long as (i) neither the Borrower nor any of the Restricted Subsidiaries provides credit support for any Indebtedness of such Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness) other than Investments permitted by Section 6.08, (ii) such Unrestricted Subsidiary is not liable, directly or indirectly, with respect to any Indebtedness other than Unrestricted Subsidiary Indebtedness, (iii) such Unrestricted Subsidiary is not a party to any agreement, contract, arrangement or understanding at such time with the Borrower or any Restricted Subsidiary of the Borrower except for transactions with Affiliates permitted by the terms of this Agreement unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Borrower or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Borrower and (iv) such Unrestricted Subsidiary does not own any Equity Interest in or Indebtedness of any Subsidiary of the Borrower that is not an Unrestricted Subsidiary.

"Unrestricted Subsidiary Indebtedness" means of any Unrestricted Subsidiary, Indebtedness of such Unrestricted Subsidiary (other than a guarantee of Indebtedness of the Borrower or any Restricted Subsidiary which is non-recourse to the Borrower and the Restricted Subsidiaries) (i) as to which neither the Borrower nor any Restricted Subsidiary is directly or indirectly liable (by virtue of the Borrower or any such Restricted Subsidiary being the primary obligor on, guarantor of, or otherwise liable in any respect of, such Indebtedness) and (ii) which, upon the occurrence of a default with respect thereto, does not result in, or permit any holder of any Indebtedness of the Borrower or any Restricted Subsidiary to declare a default on such Indebtedness of the Borrower or any Restricted Subsidiary or cause the payment thereof to be accelerated or payable prior to its stated maturity.

"Wholly Owned Restricted Subsidiary" means each Restricted Subsidiary which is a Wholly Owned Subsidiary.

"Wholly Owned Subsidiary" means, with respect to any Person, (a) any corporation of which all of the voting Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees or other governing body thereof is at the time owned or controlled by such Person (regardless of whether such Equity Interests are owned directly or through one or more other subsidiaries of such Person or a combination thereof), are so owned or controlled, directly or indirectly and (b) any such partnership, association, joint venture or other entity in which such Person owns or controls, directly or indirectly, 100% of such interests.

"Withdrawal Liability" means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

"Working Capital" means, with respect to any Person as of any date, the excess of the consolidated current assets, other than cash, of such Person minus its consolidated current liabilities, other than the current portion of long term debt, as of such date.

SECTION 1.02. Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a "Tranche A Revolving Loan") or by Type (e.g., a "LIBOR Loan") or by Class and Type (e.g., a "LIBOR Tranche A Revolving Loan"). Borrowings also may be classified and referred to by Class (e.g., a "Tranche A Revolving Borrowing") or by Type (e.g., a "Tranche A LIBOR Borrowing") or by Class and Type (e.g., a "LIBOR Tranche A Revolving Borrowing").

SECTION 1.03. Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person's successors and assigns, (c) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (e) any reference to any Law or regulation herein shall, unless otherwise specified, refer to such Law or regulation as amended, modified or supplemented from time to time and (f) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

SECTION 1.04. Accounting Terms; GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

ARTICLE II

The Credits

SECTION 2.01. Commitments.

(a) (i)   Subject to the terms and conditions set forth herein, each Tranche A Revolving Lender agrees to make Tranche A Revolving Loans to the Borrower from time to time during the Tranche A Revolving Loan Availability Period in an aggregate principal amount that will not result in (i) such Lender's Tranche A Revolving Credit Exposure exceeding such Lender's Tranche A Revolving Commitment or (ii) the sum of the total Tranche A Revolving Credit Exposures exceeding the total Tranche A Revolving Commitments. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, prepay and reborrow Tranche A Revolving Loans.

(ii) Subject to the terms and conditions set forth herein, each Tranche B Revolving Lender agrees to make a Tranche B Revolving Loan to the Borrower from time to time during the Tranche B Revolving Loan Availability Period in an aggregate principal amount that (i) will not exceed such Lender's Tranche B Revolving Commitment or (ii) will not result in the aggregate amount of all Tranche B Revolving Loans made hereunder exceeding the total Tranche B Revolving Commitments. Any amounts repaid or prepaid with respect to the Tranche B Revolving Loans may not be reborrowed.

(iii) Subject to the terms and conditions set forth herein, each Tranche C Revolving Lender agrees to make a Tranche C Revolving Loan to the Borrower from time to time during the Tranche C Revolving Loan Availability Period in an aggregate principal amount that (i) will not exceed such Lender's Tranche C Revolving Commitment or (ii) will not result in the aggregate amount of all Tranche C Revolving Loans made hereunder exceeding the total Tranche C Revolving Commitments. Any amounts repaid or prepaid with respect to the Tranche C Revolving Loans may not be reborrowed.

(b) Pursuant to the Existing Credit Agreement, each Tranche A Term Loan Lender has made an Existing Term Loan to the Borrower, which Existing Term Loan is hereby converted into a Tranche A Term Loan to the Borrower. The Tranche A Term Loans are not revolving in nature and any amounts repaid or prepaid thereon may not be reborrowed.

(c) Subject to the terms and conditions set forth herein, each Tranche B Term Lender has made an Existing Revolving Loan to the Borrower, which Existing Revolving Loan is hereby converted to a Tranche B Term Loan in the same principal amount. The Tranche B Term Loans are not revolving in nature and any amounts repaid or prepaid thereon may not be reborrowed.

SECTION 2.02. Loans and Borrowings.

(a) Each Loan shall be made as part of a Borrowing consisting of Loans made by the Lenders ratably in accordance with their respective Commitments. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Revolving Commitments of the Lenders are several and no Lender shall be responsible for any other Lender's failure to make Loans as required.

(b) Subject to Section 2.14, each Borrowing shall be comprised entirely of ABR Loans or LIBOR Loans as the Borrower may request in accordance herewith. Each Lender at its option may make any LIBOR Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement.

(c) At the commencement of each Interest Period for any LIBOR Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $1,000,000. At the time that each ABR Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of $500,000 and not less than $1,000,000; provided that an ABR Revolving Borrowing may be in an aggregate amount that is equal to the entire unused balance of the total Revolving Commitments of the applicable Class or that is required to finance the reimbursement of an LC Disbursement as contemplated by Section 2.05(e). Borrowings of more than one Type and Class may be outstanding at the same time; provided that there shall not at any time be more than a total of six LIBOR Borrowings outstanding.

(d) Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date.

SECTION 2.03. Requests for Borrowings.

To request a Revolving Borrowing, the Borrower shall notify the Administrative Agent of such request by telephone (i) in the case of a LIBOR Borrowing, not later than 11:00 a.m., Charlotte, North Carolina time, three Business Days before the date of the proposed Borrowing or (ii) in the case of an ABR Borrowing, not later than 11:00 a.m., Charlotte, North Carolina time, the date of the proposed Borrowing (or in the case of the initial Borrowing, on the Restatement Effective Date); provided that any such notice of an ABR Tranche A Revolving Borrowing to finance the reimbursement of an LC Disbursement as contemplated by Section 2.05(e) may be given not later than 10:00 a.m., Charlotte, North Carolina time, on the date of the proposed Borrowing. Each such telephonic Borrowing Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Borrowing Request in a form approved by the Administrative Agent and signed by the Borrower. Each such telephonic and written Borrowing Request shall specify the following information in compliance with Section 2.02:

(a) the aggregate amount of the requested Borrowing;

(b) the date of such Borrowing, which shall be a Business Day;

(c) whether such Borrowing is to be an ABR Borrowing or a LIBOR Borrowing;

(d) in the case of a LIBOR Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term "Interest Period";

(e) the location and number of the Borrower's account to which funds are to be disbursed, which shall comply with the requirements of Section 2.07; and

(f) if such Borrowing is a Tranche A Revolving Loan, Tranche B Revolving Loan or Tranche C Revolving Loan.

If no election as to the Type of Revolving Borrowing is specified, then the requested Revolving Borrowing shall be an ABR Borrowing. If the Class of Borrowing is not specified, then the Requested Borrowing shall be deemed to be Tranche A Revolving Loans. If no Interest Period is specified with respect to any requested LIBOR Revolving Borrowing, then the Borrower shall be deemed to have selected an Interest Period of one month's duration. Promptly following receipt of a Borrowing Request in accordance with this Section, the Administrative Agent shall advise each applicable Revolving Lender of the details thereof and of the amount of such Lender's Revolving Loan to be made as part of the requested Borrowing.

SECTION 2.04. <u>Maturity and Amortization of Aggregate Term Loans</u>.

(a) Each Term Loan shall mature, and the outstanding principal amount thereof shall be due and payable (together with interest accrued thereon), on the Maturity Date.

(b) In addition, the Borrower shall make quarterly installments of principal on the Tranche A Term Loans on the last day of each fiscal quarter of the Borrower commencing on December 31, 2010 in a percentage amount of the principal balance of the Tranche A Term Loans outstanding on September 30, 2007 as set forth below:

DATE	PERCENTAGE OF TRANCHE A TERM LOANS OUTSTANDING ON SEPTEMBER 30, 2007
September 30, 2007 December 31, 2007 March 31, 2008 June 30, 2008	1.25% on each quarterly payment date
September 30, 2008 December 31, 2008 March 31, 2009 June 30, 2009	5.00% on each quarterly payment date
September 30, 2009 December 31, 2009 March 31, 2010 June 30, 2010	6.25% on each quarterly payment date
September 30, 2010 December 31, 2010 March 31, 2011 June 30, 2011	6.25% on each quarterly payment date
September 30, 2011 December 31, 2011 March 31, 2012	6.25% on each quarterly payment date
June 30, 2012	6.25%, together with all other outstanding and unpaid Tranche A Term Loans and all other Obligations

(c) In addition, the Borrower shall make quarterly installments of principal on the Tranche B Term Loans on the last day of each fiscal quarter of the Borrower commencing on September 30, 2011 in a percentage amount of the principal balance of the Tranche B Term Loans outstanding on September 30, 2011 as set forth below:

DATE	PERCENTAGE OF TRANCHE B TERM LOANS OUTSTANDING ON SEPTEMBER 30, 2011
September 30, 2011	0.25% on each quarterly payment date
December 31, 2011	
March 31, 2012	
June 30, 2012	all outstanding and unpaid Tranche B Term Loans and all other Obligations

SECTION 2.05. Letters of Credit.

(a) General. Subject to the terms and conditions set forth herein, the Borrower may request the issuance of Letters of Credit for its own account, in a form reasonably acceptable to the Administrative Agent and the Issuing Bank, at any time and from time to time during the Tranche A Revolving Loan Availability Period. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by the Borrower to, or entered into by the Borrower with, the Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall control. It is understood that the Existing Letters of Credit shall be deemed to constitute Letters of Credit hereunder.

(b) Notice of Issuance, Amendment, Renewal, Extension; Certain Conditions. To request the issuance of a Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit), the Borrower shall hand deliver or telecopy (or transmit by electronic communication, if arrangements for doing so have been approved by the Issuing Bank) to the Issuing Bank and the Administrative Agent (reasonably in advance of the requested date of issuance, amendment, renewal or extension) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with clause (c) of this Section), the amount of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to prepare, amend, renew or extend such Letter of Credit. If requested by the Issuing Bank, the Borrower also shall submit a letter of credit application on the Issuing Bank's standard form in connection with any request for a Letter of Credit. A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit the Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension (i) the LC Exposure shall not exceed $5,000,000 and (ii) the sum of the total Tranche A Revolving Credit Exposures shall not exceed the total Tranche A Revolving Commitments.

35

(c) Expiration Date. Each Letter of Credit shall expire at or prior to the close of business on the earlier of (i) the date one year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension) and (ii) the date that is five Business Days prior to the Maturity Date.

(d) Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of the Issuing Bank or the Tranche A Revolving Lenders, the Issuing Bank hereby grants to each Tranche A Revolving Lender, and each Tranche A Revolving Lender hereby acquires from the Issuing Bank, a participation in such Letter of Credit equal to such Tranche A Revolving Lender's Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each Tranche A Revolving Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the Issuing Bank, such Tranche A Revolving Lender's Applicable Percentage of each LC Disbursement made by the Issuing Bank and not reimbursed by the Borrower on the date due as provided in clause (e) of this Section, or of any reimbursement payment required to be refunded to the Borrower for any reason. Each Tranche A Revolving Lender acknowledges and agrees that its obligation to acquire participations pursuant to this clause in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Revolving Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(e) Reimbursement. If the Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, the Borrower shall reimburse such LC Disbursement by paying to the Administrative Agent an amount equal to such LC Disbursement not later than 12:00 noon, Charlotte, North Carolina time, on the date that such LC Disbursement is made, if the Borrower shall have received notice of such LC Disbursement prior to 10:00 a.m., Charlotte, North Carolina time, on such date, or, if such notice has not been received by the Borrower prior to such time on such date, then not later than 12:00 noon, Charlotte, North Carolina time, on (i) the Business Day that the Borrower receives such notice, if such notice is received prior to 10:00 a.m., Charlotte, North Carolina time, on the day of receipt, or (ii) the Business Day immediately following the day that the Borrower receives such notice, if such notice is not received prior to such time on the day of receipt; provided that the Borrower may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.03 or 2.05 that such payment be financed with an ABR Tranche A Revolving Borrowing in an equivalent amount and, to the extent so financed, the Borrower's obligation to make such payment shall be discharged and replaced by the resulting ABR Tranche A Revolving Borrowing. If the Borrower fails to make such payment when due, the Administrative Agent shall notify each Tranche A Revolving Lender of the applicable LC Disbursement, the payment then due from the Borrower in respect thereof and such Tranche A Revolving Lender's Applicable Percentage thereof. Promptly following receipt of such notice, each Tranche A Revolving Lender shall pay to the Administrative Agent its Applicable Percentage of the payment then due from the Borrower, in the same manner as provided in Section 2.07 with respect to Revolving Loans made by such Tranche A Revolving Lender (and Section 2.07 shall apply, mutatis mutandis, to the payment obligations of the Tranche A Revolving Lenders), and the Administrative Agent shall promptly pay to the Issuing Bank the amounts so received by it from the Tranche A Revolving Lenders. Promptly following receipt by the Administrative Agent of any payment from the Borrower pursuant to this clause, the Administrative Agent shall distribute such payment to the Issuing Bank or, to the extent that Tranche A Revolving Lenders have made payments pursuant to this clause to reimburse the Issuing Bank, then to such Tranche A Revolving Lenders and the Issuing Bank as their interests may appear. Any payment made by a Tranche A Revolving Lender pursuant to this clause to reimburse the Issuing Bank for any LC Disbursement (other than the funding of ABR Tranche A Revolving Loans as contemplated above) shall not constitute a Revolving Loan and shall not relieve the Borrower of its obligation to reimburse such LC Disbursement.

(f) <u>Obligations Absolute</u>. The Borrower's obligation to reimburse LC Disbursements as provided in <u>clause (e)</u> of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by the Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, the Borrower's obligations hereunder. Neither the Administrative Agent, the Lenders nor the Issuing Bank, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the Issuing Bank; <u>provided</u> that the foregoing shall not be construed to excuse the Issuing Bank from liability to the Borrower to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by applicable Law) suffered by the Borrower that are caused by the Issuing Bank's gross negligence or willful misconduct in connection with determining whether drafts and other documents presented under a Letter of Credit are forged, fraudulent or invalid, or comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of the Issuing Bank (as finally determined by a court of competent jurisdiction), the Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(g) <u>Disbursement Procedures</u>. The Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. The Issuing Bank shall promptly notify the Administrative Agent and the Borrower by telephone (confirmed by telecopy) of such demand for payment and whether the Issuing Bank has made or will make an LC Disbursement thereunder; <u>provided</u> that any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse the Issuing Bank and the Tranche A Revolving Lenders with respect to any such LC Disbursement.

(h) <u>Interim Interest</u>. If the Issuing Bank shall make any LC Disbursement, then, unless the Borrower shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that the Borrower reimburses such LC Disbursement, at the rate per annum then applicable to ABR Revolving Loans; <u>provided</u> that, if the Borrower fails to reimburse such LC Disbursement when due pursuant to <u>clause (e)</u> of this Section, then <u>Section 2.13(c)</u> shall apply. Interest accrued pursuant to this clause shall be for the account of the Issuing Bank, except that interest accrued on and after the date of payment by any Lender pursuant to <u>clause (e)</u> of this Section to reimburse the Issuing Bank shall be for the account of such Tranche A Revolving Lender to the extent of such payment.

(i) <u>Replacement of the Issuing Bank</u>. The Issuing Bank may be replaced at any time by written agreement among the Borrower, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank. The Administrative Agent shall notify the Lenders of any such replacement of the Issuing Bank. At the time any such replacement shall become effective, the Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to <u>Section 2.12(b)</u>. From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of the Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and (ii) references herein to the term "Issuing Bank" shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(j) <u>Cash Collateralization</u>. If any Event of Default shall occur and be continuing, on the Business Day that the Borrower receives notice from the Administrative Agent or the Required Lenders (or, if the maturity of the Loans has been accelerated, Lenders with LC Exposure representing greater than 50% of the total LC Exposure) demanding the deposit of cash collateral pursuant to this clause, the Borrower shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Revolving Lenders, an amount in cash equal to 110% of the LC Exposure as of such date <u>plus</u> any accrued and unpaid interest thereon; <u>provided</u> that the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to the Borrower described in <u>clause (h)</u> or <u>(i)</u> of <u>Article VII</u>. Such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the obligations of the Borrower under this Agreement. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrower's risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by the Administrative Agent to reimburse the Issuing Bank for LC Disbursements for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrower for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Revolving Lenders with LC Exposure representing greater than 50% of the total LC Exposure), be applied to satisfy other obligations of the Borrower under this Agreement. If the Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrower within three Business Days after all Events of Default have been cured or waived.

SECTION 2.06. [Intentionally Omitted].

SECTION 2.07. Funding of Borrowings.

(a) Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 12:00 noon, Charlotte, North Carolina time, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders. The Administrative Agent will make such Loans available to the Borrower by promptly crediting the amounts so received, in like funds, to an account of the Borrower maintained with the Administrative Agent in Charlotte, North Carolina and designated by the Borrower in the applicable Borrowing Request; provided that ABR Revolving Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2.05(e) shall be remitted by the Administrative Agent to the Issuing Bank.

(b) Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender's share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with clause (a) of this Section and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of such Lender, the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation or (ii) in the case of the Borrower, the interest rate applicable to ABR Loans. If the Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then such amount so paid shall constitute such Lender's Loan included in such Borrowing. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

SECTION 2.08. Interest Elections.

(a) Each Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a LIBOR Borrowing, shall have an initial Interest Period as specified in such Borrowing Request. Thereafter, the Borrower may elect to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a LIBOR Borrowing, may elect Interest Periods therefor, all as provided in this Section. The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing.

(b) To make an election pursuant to this Section, the Borrower shall notify the Administrative Agent of such election by telephone by the time that a Borrowing Request would be required under Section 2.03 if the Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such telephonic Interest Election Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Interest Election Request in a form approved by the Administrative Agent and signed by the Borrower.

(c) Each telephonic and written Interest Election Request shall specify the following information in compliance with Section 2.02:

(i) the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii) whether the resulting Borrowing is to be an ABR Borrowing or a LIBOR Borrowing; and

(iv) if the resulting Borrowing is a LIBOR Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term "Interest Period".

If any such Interest Election Request requests a LIBOR Borrowing but does not specify an Interest Period, then the Borrower shall be deemed to have selected an Interest Period of one month's duration.

(d) Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof and of such Lender's portion of each resulting Borrowing.

(e) If the Borrower fails to deliver a timely Interest Election Request with respect to a LIBOR Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to an ABR Borrowing. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Borrower, then, so long as an Event of Default is continuing (i) no outstanding Borrowing may be converted to or continued as a LIBOR Borrowing and (ii) unless repaid, each LIBOR Borrowing shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto.

SECTION 2.09. Termination and Reduction of Revolving Commitments.

(a) Unless previously terminated, the Revolving Commitments shall terminate on the Maturity Date.

(b) The Borrower may at any time terminate, or from time to time reduce, any Revolving Commitment; provided that (i) each reduction of such Revolving Commitment shall be in an amount that is an integral multiple of $1,000,000 and not less than $1,000,000 and (ii) the Borrower shall not terminate or reduce such Revolving Commitment if, after giving effect to any concurrent prepayment of the applicable Revolving Loans in accordance with Section 2.11, the sum of the applicable Revolving Credit Exposure would exceed the total of the applicable Revolving Commitment.

(c) The Borrower shall notify the Administrative Agent of any election to terminate or reduce any Revolving Commitment under clause (b) of this Section at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any notice, the Administrative Agent shall advise the applicable Revolving Lenders of the contents thereof. Each notice delivered by the Borrower pursuant to this Section shall be irrevocable; provided that a notice of termination of any Revolving Commitment delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any termination or reduction of any Revolving Commitment under clause (b) shall be permanent. Each reduction of a Revolving Commitment shall be made ratably among the applicable Revolving Lenders in accordance with their respective Revolving Commitments.

(d) The Tranche B Revolving Commitment shall be reduced by an amount equal to the Net Cash Proceeds from the Disposition of each Station set forth on Schedule 2.09 pursuant to Section 6.05(c) on the date the Borrower or any of its Subsidiaries receives such Net Cash Proceeds; provided, that if any Tranche B Revolving Loans are outstanding, the Tranche B Revolving Commitment shall be reduced by an amount equal to such Net Cash Proceeds applied to the prepayment of the Tranche B Loans on the date of such prepayment in accordance with Section 2.11(d).

(e) If the Borrower's Average Weekly Availability is greater than or equal to $20,000,000 on the date on which the Borrower is obligated to fulfill the TV One Capital Call, the Tranche C Revolving Commitment shall be permanently reduced by the amount in excess of $20,000,000. If the Borrower uses the proceeds of any Subordinated Debt to fulfill any portion of the TV One Capital Call, the Tranche C Revolving Commitment shall be permanently reduced by the amount of such Subordinated Debt.

SECTION 2.10. Repayment of Loans; Evidence of Debt. (a) The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of each Revolving Lender the then unpaid principal amount of each Revolving Loan on the Maturity Date. The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of each Term Lender the then unpaid principal amount of each Term Loan on the Maturity Date.

(b) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Class and Type thereof and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender's share thereof.

(d) The entries made in the accounts maintained pursuant to clause (b) or (c) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that in the event of a conflict, the accounts maintained pursuant to clause (c) shall prevail and provided, further, that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loans in accordance with the terms of this Agreement.

(e) Any Lender may request that Loans made by it be evidenced by a promissory note. In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender (or, if requested by such Lender and such promissory note is a registered note, to such Lender and its registered assigns) and in a form approved by the Administrative Agent for each such Revolving Loan or Term Loan (each, a "Note"). Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

SECTION 2.11. <u>Prepayment of Loans</u>.

(a) The Borrower shall have the right at any time and from time to time to prepay any Borrowing in whole or in part, subject to prior notice in accordance with <u>clause (g)</u> of this Section.

(b) If at any time the sum of the total Tranche A Revolving Credit Exposures, Tranche B Revolving Credit Exposures or Tranche C Revolving Credit Exposures of all Lenders exceeds the total Tranche A Revolving Commitments, Tranche B Revolving Commitments or Tranche C Revolving Commitments, as applicable, then in effect, the Borrower shall, without notice or demand, immediately repay the applicable Revolving Loans in an aggregate principal amount equal to such excess, together with interest accrued to the date of such payment or repayment and any amounts payable under <u>Section 2.16</u>. To the extent that, after giving effect to any prepayment of the Tranche A Revolving Loans required by the preceding sentence, the LC Exposure still exceeds the total Tranche A Revolving Commitments, the Borrower shall, without notice or demand, immediately pay an amount equal to such excess to the Administrative Agent as cash collateral for the LC Exposure. Any amounts so deposited with the Administrative Agent shall be invested in Cash Equivalents having a one day maturity or such other Cash Equivalents as shall be acceptable to the Administrative Agent and the Borrower.

(c) Promptly upon the receipt of Net Cash Proceeds from the issuance of any Equity Interests permitted pursuant to <u>Section 6.12</u>, the Borrower shall notify the Administrative Agent thereof and shall apply all such Net Cash Proceeds to (x) pay the Obligations in accordance with <u>Section 2.11(g)</u> or (y) fund all or a portion of the TV One Capital Call, the Reach Media Put obligations, or the obligations under the TV One Puts; <u>provided</u>, <u>that</u>, any Net Cash Proceeds received pursuant to <u>Section 6.12(c)(iv)</u>, shall be used solely in connection with the redemption or repayment of the 2001 Senior Subordinated Notes and/or to prepay the Tranche B Revolving Loans.

(d) Promptly, but in any event within five (5) Business Days after receipt of such Net Cash Proceeds, upon the consummation of any Disposition or the receipt of Net Cash Proceeds from any Recovery Event by the Borrower or any Restricted Subsidiary, the Borrower shall notify the Administrative Agent thereof and shall apply all such Net Cash Proceeds to pay the Obligations in accordance with <u>Section 2.11(g)</u>; <u>provided</u>, <u>however</u>, that so long as no Default has occurred and is continuing, the Borrower shall not be required to apply such Net Cash Proceeds with respect to the first $1,000,000 of such Net Cash Proceeds in the aggregate received during the term of this Agreement; <u>provided</u>, <u>further</u>, that any Net Cash Proceeds received by the Borrower or any Subsidiary from the Disposition of any Station set forth on <u>Schedule 2.09</u>, pursuant to <u>Section 6.05(c)</u>, shall be applied first to either repay the Tranche B Revolving Loans or to redeem or repay any 2001 Senior Subordinated Notes, and thereafter in accordance with <u>Section 2.11(g)</u>.

(e) If the Borrower or any Restricted Subsidiary issues or sells any Subordinated Debt pursuant to Section 6.02(h), within five (5) Business Days of receipt of any proceeds from the sale of such Subordinated Debt, the Borrower shall apply 100% of the Net Cash Proceeds of such Subordinated Debt to (i) prepay the Loans in accordance with Section 2.11(g) and/or (ii) prior to the TV One Capital Call Completion Date, so long as no Default has occurred and is continuing, to satisfy the TV One Capital Call.

(f) [Intentionally omitted].

(g) The Borrower shall notify the Administrative Agent by telephone (confirmed by telecopy) of any prepayment hereunder (i) in the case of prepayment of a LIBOR Borrowing, not later than 11:00 a.m., Charlotte, North Carolina time, three Business Days before the date of prepayment or (ii) in the case of prepayment of an ABR Borrowing, not later than 11:00 a.m., Charlotte, North Carolina time, the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided that, if a notice of prepayment is given in connection with a conditional notice of termination of the Revolving Commitments as contemplated by Section 2.09, then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with Section 2.09. Promptly following receipt of any such notice relating to a Borrowing, the Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of an advance of a Borrowing of the same Type as provided in Section 2.02. Each prepayment of a Borrowing, pursuant to subsections (d) through (f) hereof, shall be applied first, to reduce the outstanding Aggregate Term Loans on a pro rata basis, which payments shall be credited pro rata against all remaining unpaid installments pursuant to Section 2.04(b) and (c), second, to the Tranche B Revolving Loans, third, to the Tranche A Revolving Loans, fourth to the Tranche C Revolving Loans, and fifth, as cash collateral for the LC Exposure; furthermore, the Tranche B Revolving Commitments and the Tranche C Revolving Commitments shall be permanently reduced by any amounts applied pursuant to Sections 2.11(b), (c), (d) and (e) to the Tranche B Revolving Loans and Tranche C Revolving Loans, as applicable. Prepayments shall be accompanied by accrued interest to the extent required by Section 2.13 and any amounts payable under Section 2.16.

(h) If for any week, the Borrower's Average Weekly Cash Balance exceeds the Maximum Permitted Cash Balance, the Borrower shall promptly, but in any event within five (5) Business Days, prepay the Revolving Loans by the amount the Borrower's Average Weekly Cash Balance exceeded the Maximum Permitted Cash Balance. Each prepayment pursuant to this subsection (h) shall be applied first, to the Tranche B Revolving Loans, if any, second, to the Tranche A Revolving Loans, if any, and thereafter, to the Tranche C Revolving Loans. Prepayments pursuant to this subsection (h) applied to reduce the Tranche B Revolving Loans and Tranche C Revolving Loans shall permanently reduce the Tranche B Revolving Commitments, and the Tranche C Revolving Commitments, respectively, but payments applied to reduce the Tranche A Revolving Loans shall not reduce the Tranche A Revolving Commitments. Prepayments shall be accompanied by accrued interest to the extent required by Section 2.13 and any amounts payable under Section 2.16.

(i) If the Borrower has any Tranche C Revolving Loans outstanding on December 31, 2011, the Borrower shall repay the Tranche C Revolving Loans by (x) $5,000,000, less any amounts already repaid pursuant to this Section 2.11, or (y) if the total Tranche C Revolving Loans outstanding on December 31, 2011 is less than $5,000,000, such lesser amount. Repayments shall be accompanied by accrued interest to the extent required by Section 2.13 and any amounts payable under Section 2.16.

SECTION 2.12. <u>Fees</u>.

(a) The Borrower agrees to pay to the Administrative Agent for the account of each Revolving Lender a commitment fee, which shall accrue at the Applicable Rate on the daily amount of unused Tranche A Revolving Commitment, unused Tranche B Revolving Commitment and/or unused Tranche C Revolving Commitment of such Revolving Lender during the period from and including the Restatement Effective Date to but excluding the date on which the applicable Revolving Commitment terminates; <u>provided</u> that, if such Revolving Lender continues to have any Revolving Credit Exposure after its Tranche A Revolving Commitment, Tranche B Revolving Commitment and/or Tranche C Revolving Commitment terminates, then such commitment fee shall continue to accrue on the daily amount of such Revolving Lender's applicable Revolving Credit Exposure from and including the date on which its Tranche A Revolving Commitment, Tranche B Revolving Commitment and/or Tranche C Revolving Commitment terminates to but excluding the date on which such Revolving Lender ceases to have such Tranche A Revolving Credit Exposure, Tranche B Revolving Credit Exposure and/or Tranche C Revolving Credit Exposure. Accrued commitment fees shall be payable in arrears on the last day of March, June, September and December of each year and on the date on which the applicable Revolving Commitment terminates, commencing on the first such date to occur after the date hereof; <u>provided</u> that any commitment fees accruing after the date on which the applicable Revolving Commitment terminate shall be payable on demand. All commitment fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(b) The Borrower agrees to pay (i) to the Administrative Agent for the account of each Tranche A Revolving Lender a participation fee with respect to its participations in Letters of Credit, which shall accrue at the same Applicable Rate used to determine the interest rate applicable to LIBOR Loans on the average daily amount of such Tranche A Revolving Lender's LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Restatement Effective Date to but excluding the later of the date on which such Tranche A Revolving Lender's Tranche A Revolving Commitment terminates and the date on which such Tranche A Revolving Lender ceases to have any LC Exposure, and (ii) to the Issuing Bank an issuance fee, which shall accrue at the rate of 0.125% per annum on the face amount of the outstanding Letters of Credit during the period from and including the Restatement Effective Date to but excluding the later of the date of termination of the Tranche A Revolving Commitments and the date on which there ceases to be any LC Exposure, as well as the Issuing Bank's standard fees with respect to the issuance, amendment, renewal or extension of any Letter of Credit or processing of drawings thereunder. Participation fees and issuance fees accrued through and including the last day of March, June, September and December of each year shall be payable on the third Business Day following such last day, commencing on the first such date to occur after the Restatement Effective Date; <u>provided</u> that all such fees shall be payable on the date on which the Tranche A Revolving Commitments terminate and any such fees accruing after the date on which the Tranche A Revolving Commitments terminate shall be payable on demand. Any other fees payable to the Issuing Bank pursuant to this clause shall be payable within 10 days after demand. All participation fees and issuance fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(c) The Borrower agrees to pay to the Administrative Agent for the account of the Issuing Bank for so long as there are Lenders party to this Agreement, a fronting fee equal to 0.125% per annum of the amount available to be drawn under each Letter of Credit, payable quarterly in arrears, through and including the last day of March, June, September and December of each year, on the third Business Day following such last day, commencing on the first such date to occur after the Restatement Effective Date.

(d) The Borrower agrees to pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon between the Borrower and the Administrative Agent.

(e) All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent (or to the Issuing Bank, in the case of fees payable directly to it) for distribution, in the case of facility fees and participation fees, to the Lenders. Fees paid shall not be refundable under any circumstances.

SECTION 2.13. Interest.

(a) The Loans comprising each ABR Borrowing shall bear interest at the Alternate Base Rate plus the Applicable Rate.

(b) The Loans comprising each LIBOR Borrowing shall bear interest in the case of a LIBOR Loan, at the Adjusted LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate.

(c) Notwithstanding the foregoing, if (i)(A) any principal of or interest on any Loan or any fee or other amount payable by the Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, or (B) any event or occurrence described under any of Sections 7.01(h), (i) or (j) shall have occurred, then the Borrower shall pay interest on the principal amount of all outstanding Obligations hereunder at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by Law or (ii) there shall exist any Event of Default which shall be continuing, then with respect to this subclause (ii), upon the request of the Required Lenders, then the Borrower shall pay interest on the principal amount of all outstanding Obligations hereunder at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by Law. Interest payable at the Default Rate shall be payable on demand of the Administrative Agent.

46

(d) Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan and, in the case of Revolving Loans, upon termination of the Revolving Commitments; provided that (i) interest accrued pursuant to clause (c) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of an ABR Revolving Loan prior to the end of the applicable Availability Period), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any LIBOR Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

(e) All interest hereunder shall be computed on the basis of a year of 360 days, except that interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Alternate Base Rate, Adjusted LIBO Rate or LIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

SECTION 2.14. Alternate Rate of Interest. If prior to the commencement of any Interest Period for a LIBOR Borrowing:

(a) the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate for such Interest Period; or

(b) the Administrative Agent is advised by the Required Lenders that the Adjusted LIBO Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Loans (or its Loan) included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone or telecopy as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a LIBOR Borrowing shall be ineffective and (ii) if any Borrowing Request requests a LIBOR Borrowing, such Borrowing shall be made as an ABR Borrowing; provided that if the circumstances giving rise to such notice affect only one Type of Borrowings, then the other Type of Borrowings shall be permitted.

SECTION 2.15. Increased Costs.

(a) If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except any such reserve requirement reflected in the Adjusted LIBO Rate) or the Issuing Bank;

(ii) subject any Lender or the Issuing Bank to any tax of any kind whatsoever with respect to this Agreement, any Letter of Credit, any participation in a Letter of Credit or any LIBOR Loan made by it or change the basis of taxation of payments to such Lender or the Issuing Bank in respect thereof (except for Indemnified Taxes or Other Taxes covered by Section 2.17 and the imposition of, or any change in the rate of, any Excluded Tax payable by such Lender or the Issuing Bank); or

(iii) impose on any Lender or the Issuing Bank or the London interbank market any other condition affecting this Agreement or LIBOR Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any LIBOR Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to such Lender or the Issuing Bank of participating in, issuing or maintaining any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender or the Issuing Bank hereunder (whether of principal, interest or otherwise), then, upon request of such Lender or the Issuing Bank, the Borrower will pay to such Lender or the Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Bank, as the case may be, for such additional costs incurred or reduction suffered.

(b) If any Lender or the Issuing Bank determines that any Change in Law affecting such Lender or the Issuing Bank or any lending office of such Lender or such Lender's or the Issuing Bank's holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Lender's or the Issuing Bank's capital or on the capital of such Lender's or the Issuing Bank's holding company, if any, as a consequence of this Agreement, the Tranche A Revolving Commitments of such Lender or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by the Issuing Bank, to a level below that which such Lender or the Issuing Bank or such Lender's or the Issuing Bank's holding company could have achieved but for such Change in Law (taking into consideration such Lender's or the Issuing Bank's policies and the policies of such Lender's or the Issuing Bank's holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender or the Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Bank or such Lender's or the Issuing Bank's holding company for any such reduction suffered.

(c) A certificate of a Lender or the Issuing Bank setting forth the amount or amounts necessary to compensate such Lender or the Issuing Bank or its holding company, as the case may be, as specified in clause (a) or (b) of this Section shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender or the Issuing Bank, as the case may be, the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) Failure or delay on the part of any Lender or the Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender's or the Issuing Bank's right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender or the Issuing Bank pursuant to this Section for any increased costs or reductions incurred more than six months prior to the date that such Lender or the Issuing Bank, as the case may be, notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender's or the Issuing Bank's intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the six-month period referred to above shall be extended to include the period of retroactive effect thereof).

SECTION 2.16. <u>Break Funding Payments</u>. In the event of (a) the payment of any principal of any LIBOR Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any LIBOR Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any LIBOR Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under <u>Section 2.11(g)</u> and is revoked in accordance therewith), or (d) the assignment of any LIBOR Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to <u>Section 2.19</u>, then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. In the case of a LIBOR Loan, such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted LIBO Rate that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), minus (ii) the amount of interest which would accrue on such principal amount for such period at the interest rate which such Lender would bid were it to bid, at the commencement of such period, for dollar deposits of a comparable amount and period from other banks in the eurodollar market. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

SECTION 2.17. <u>Taxes</u>.

(a) Any and all payments by or on account of any obligation of the Borrower hereunder or under any other Loan Document shall be made free and clear of and without reduction or withholding for any Indemnified Taxes or Other Taxes; <u>provided</u> that if the Borrower shall be required by applicable Law to deduct any Indemnified Taxes (including any Other Taxes) from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) the Administrative Agent, Lender or Issuing Bank, as the case may be, receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions and (iii) the Borrower shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable Law.

(b) Without limiting the provisions of <u>clause (a)</u> above, the Borrower shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable Law.

(c) The Borrower shall indemnify the Administrative Agent, each Lender and the Issuing Bank, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Administrative Agent, such Lender or the Issuing Bank, as the case may be, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender or the Issuing Bank (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender or the Issuing Bank, shall be conclusive absent manifest error.

(d) As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Borrower to a Governmental Authority, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e) Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the Law of the jurisdiction in which the Borrower is located, or any treaty to which such jurisdiction is a party, with respect to payments under this Agreement or under any other Loan Document shall deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by applicable Law or reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Without limiting the generality of the foregoing, in the event that the Borrower is resident for tax purposes in the United States of America, any Foreign Lender shall deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the Borrower or the Administrative Agent) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the request of the Borrower or the Administrative Agent, but only if such Foreign Lender is legally entitled to do so), whichever of the following is applicable:

(i) duly completed copies of Internal Revenue Service Form W-8BEN claiming eligibility for benefits of an income tax treaty to which the United States of America is a party,

(ii) duly completed copies of Internal Revenue Service Form W-8ECI,

(iii) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under section 881(c) of the Code, (x) a certificate to the effect that such Foreign Lender is not (A) a "bank" within the meaning of section 881(c)(3)(A) of the Code, (B) a "10 percent shareholder" of the Borrower within the meaning of section 881(c)(3)(B) of the Code, or (C) a "controlled foreign corporation" described in section 881(c)(3)(C) of the Code and (y) duly completed copies of Internal Revenue Service Form W-8BEN, or

(iv) any other form prescribed by applicable Law as a basis for claiming exemption from or a reduction in United States Federal withholding tax duly completed together with such supplementary documentation as may be prescribed by applicable Law to permit the Borrower to determine the withholding or deduction required to be made.

(f) On or prior to five Business Days prior to the first date on which interest or fees are payable under this Agreement for the account of a Lender that is organized under the laws of the United States of America or any state or other political subdivision thereof and at such other time or times required by applicable Law, each such Lender shall deliver to each of the Administrative Agent and the Borrower a properly completed Internal Revenue Service Form W-9 or successor form as will permit payments under this Agreement to be made without withholding.

(g) If the Administrative Agent, a Lender or the Issuing Bank determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section 2.17, it shall pay to the Borrower an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section 2.17 with respect to the Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent, such Lender or the Issuing Bank, as the case may be, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that the Borrower, upon the request of the Administrative Agent, such Lender or the Issuing Bank, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent, such Lender or the Issuing Bank in the event the Administrative Agent, such Lender or the Issuing Bank is required to repay such refund to such Governmental Authority. This Section shall not be construed to require the Administrative Agent, any Lender or the Issuing Bank to make available its tax returns (or any other information relating to its taxes which it deems confidential) to the Borrower or any other Person.

SECTION 2.18. Payments Generally; Pro Rata Treatment; Sharing of Set-offs.

(a) The Borrower shall make each payment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of LC Disbursements, or of amounts payable under Section 2.15, 2.16 or 2.17, or otherwise) prior to 12:00 noon, Charlotte, North Carolina time, on the date when due, in immediately available funds, without set-off or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent at its offices in Charlotte, North Carolina, except payments to be made directly to the Issuing Bank as expressly provided herein and except that payments pursuant to Sections 2.15, 2.16, 2.17 and 9.03 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments hereunder shall be made in dollars.

(b) If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, unreimbursed LC Disbursements, interest and fees then due hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, towards payment of principal and unreimbursed LC Disbursements then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal and unreimbursed LC Disbursements then due to such parties.

(c) If any Lender shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans or participations in LC Disbursements resulting in such Lender's receiving payment of a proportion of the aggregate amount of its Loans and participations in LC Disbursements and accrued interest thereon or other such obligations greater than its pro rata share thereof as provided herein, then the Lender receiving such greater proportion shall (i) notify the Administrative Agent of such fact and (ii) purchase (for cash at face value) participations in the Loans, participations in LC Disbursements and such other obligations (as applicable) of other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans, participations in LC Disbursements and other amounts owing them (as applicable); provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this clause shall not be construed to apply to (A) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or (B) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in LC Disbursements to any assignee or participant, other than to the Borrower or any Subsidiary or Affiliate thereof (as to which the provisions of this clause shall apply). Each Loan Party consents to the foregoing and agrees, to the extent it may effectively do so under applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Loan Party rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of each Loan Party in the amount of such participation.

(d) Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the Issuing Bank hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the Issuing Bank, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders or the Issuing Bank, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank, with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(e) If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.05(d) or (e), 2.07(b), 2.18(d) or 9.03(c), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender's obligations under such Sections until all such unsatisfied obligations are fully paid.

SECTION 2.19. Mitigation Obligations; Replacement of Lenders.

(a) If any Lender requests compensation under Section 2.15 or requires the Borrower to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the reasonable judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.15 or 2.17, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) If any Lender requests compensation under Section 2.15, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, or if any Lender defaults in its obligation to fund Loans hereunder, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 9.04), all its interests, rights and obligations under this Agreement and the other Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) the Borrower shall have paid to the Administrative Agent the assignment fee specified in Section 9.04, (ii) the Borrower shall have received the prior written consent of the Administrative Agent (and if a Commitment is being assigned, the Issuing Bank), which consent shall not unreasonably be withheld, (iii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in LC Disbursements, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 2.16), from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts), (iv) in the case of any such assignment resulting from a claim for compensation under Section 2.15 or payments required to be made pursuant to Section 2.17, such assignment will result in a reduction in such compensation or payments thereafter, and (v) such assignment does not conflict with applicable Law. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

ARTICLE III

Representations and Warranties

The Borrower represents and warrants to the Lenders that:

SECTION 3.01. Organization; Powers. Each of the Borrower and its Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

SECTION 3.02. Authorization; Enforceability. The Transactions are within the Borrower's corporate powers and have been duly authorized by all necessary corporate and, if required, stockholder action. This Agreement has been duly executed and delivered by the Borrower and constitutes a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at Law. The Loan Documents have been duly executed and delivered by the Loan Parties that are party to each such Loan Document, and each constitutes a legal, valid and binding obligation of each such Loan Party, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at Law.

SECTION 3.03. Governmental Approvals; No Conflicts. The Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except such as have been obtained or made and are in full force and effect, (b) will not violate any applicable Law or the charter, by-laws or other organizational documents of the Borrower or any of its Subsidiaries or any order of any Governmental Authority with jurisdiction over the Borrower or such Subsidiary, (c) will not violate or result in a default under any indenture, material agreement or other material instrument binding upon the Borrower or any of its Subsidiaries or its assets, or give rise to a right thereunder to require any material payment to be made by the Borrower or any of its Subsidiaries, and (d) will not result in the creation or imposition of any Lien on any asset of the Borrower or any of its Subsidiaries, other than Liens created pursuant to the Loan Documents.

SECTION 3.04. Financial Condition; No Material Adverse Change.

(a) The Borrower has heretofore furnished to the Lenders its consolidated balance sheet and statements of income, stockholders equity and cash flows (i) as of and for the fiscal year ended December 31, 2009, reported on by a Registered Public Accounting Firm, and (ii) as of and for the fiscal quarter and the first two quarters of the fiscal year ended December 31, 2010², certified by the Financial Officer. Such financial statements present fairly, in all material respects, the financial position and results of operations and cash flows of the Borrower and its consolidated Subsidiaries as of such dates and for such periods in accordance with GAAP, subject to year-end audit adjustments and the absence of footnotes in the case of the statements referred to in clause (ii) above.

(**b**) Except for events described in the Amendment and Restatement Agreement or as previously disclosed in documents filed with the SEC, since December 31, 2009, there has been no change in the business, assets, operations or condition, financial or otherwise, of the Borrower and its Subsidiaries, taken as a whole, from that reflected in the audited consolidated balance sheet of the Borrower and related statements of operations, stockholders' equity and cash flows for the fiscal year ending December 31, 2009 that could reasonably be expected to have a Material Adverse Effect.

SECTION 3.05. Properties.

(a) Each of the Borrower and its Restricted Subsidiaries has good title to, or valid leasehold interests in, all its real and personal property material to its business, except for minor defects in title that do not interfere with its ability to conduct its business as currently conducted or to utilize such properties for their intended purposes and except for Liens permitted under Section 6.03.

(b) Each of the Borrower and its Restricted Subsidiaries owns, or is licensed to use, all trademarks, tradenames, copyrights, patents and other intellectual property material to its business, and the use thereof by the Borrower and its Restricted Subsidiaries does not infringe upon the rights of any other Person, except for any such non–possession or infringements that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 3.06. Litigation and Environmental Matters.

(a) There are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of its Restricted Subsidiaries (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect (other than the Disclosed Matters) or (ii) that involve this Agreement, the other Loan Documents or the Transactions.

55

(b) Except for the Disclosed Matters and except with respect to any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, neither the Borrower nor any of its Restricted Subsidiaries (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability or (iv) knows of any basis for any Environmental Liability.

(c) Since the Restatement Effective Date, there has been no change in the status of the Disclosed Matters that, individually or in the aggregate, has resulted in, or materially increased the likelihood of, a Material Adverse Effect.

SECTION 3.07. <u>Compliance with Laws and Agreements</u>. Each of the Borrower and its Subsidiaries is in compliance with all Laws applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except where the failure to be in compliance individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. No Default has occurred and is continuing.

SECTION 3.08. <u>Investment and Holding Company Status</u>. Neither the Borrower nor any of its Subsidiaries is (a) an "investment company" as defined in, or subject to regulation under, the Investment Company Act of 1940 or (b) subject to regulation under the Federal Power Act.

SECTION 3.09. <u>Taxes</u>. Each of the Borrower and its Restricted Subsidiaries has timely filed or caused to be filed all Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it, except (a) Taxes that are being contested in good faith by appropriate proceedings and for which the Borrower or such Restricted Subsidiary, as applicable, has set aside on its books adequate reserves in accordance with GAAP or (b) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect.

SECTION 3.10. <u>ERISA</u>. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect. The present value of all accumulated benefit obligations under each Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed by more than $5,000,000 the fair market value of the assets of such Plan, and the present value of all accumulated benefit obligations of all underfunded Plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed by more than $5,000,000 the fair market value of the assets of all such underfunded Plans.

SECTION 3.11. <u>Disclosure</u>. The Borrower has disclosed to the Lenders all agreements, instruments and corporate or other restrictions to which it or any of its Subsidiaries is subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. Neither the Information Memorandum nor any of the other reports, financial statements, certificates or other information furnished by or on behalf of the Borrower to the Administrative Agent or any Lender in connection with the negotiation of this Agreement or the other Loan Documents or delivered hereunder (as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; <u>provided</u> that, with respect to projected financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time (it being understood that no assurances can be given that such projections will be realized).

SECTION 3.12. <u>Ownership of Stations</u>. <u>Schedule 3.12</u> (as supplemented from time to time in accordance with <u>Section 9.02(b)</u>) completely and correctly lists each Station owned directly or indirectly by any Loan Party. No Loan Party owns any Station other than the Stations so listed.

SECTION 3.13. <u>Possession of Necessary Authorizations</u>. Each Loan Party possesses all Necessary Authorizations (or rights thereto) used or to be used in its business as presently conducted or necessary to permit it to own its properties and to conduct its business as presently conducted except to the extent the failure to so possess could not reasonably be expected to have a Material Adverse Effect, free and clear of all Liens other than those permitted under <u>Section 6.03</u>. No Loan Party is in violation of any Necessary Authorization, and no event has occurred which permits, or after notice or lapse of time or both would permit, the revocation or termination of any Necessary Authorization or right, except to the extent such violation, event, revocation or termination could not reasonably be expected to have a Material Adverse Effect. The Necessary Authorizations for the Stations owned by the Borrower or any of its Restricted Subsidiaries are valid and in full force and effect and are unimpaired by any act, omission or condition, in each case except as could not reasonably be expected to have a Material Adverse Effect. The applicable Loan Parties have timely filed all applications for renewal or extension of all Necessary Authorizations, except to the extent that the failure to so file could not reasonably be expected to have a Material Adverse Effect. Except for actions or proceedings (a) affecting the broadcasting or media industries generally or (b) which could not reasonably be expected to have a Material Adverse Effect, no petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, orders to show cause, complaint or proceeding is pending or, to the best knowledge of the Borrower, threatened before the FCC or any other forum or agency with respect to any Loan Party or any of its Stations or seeking to revoke, cancel, suspend or modify any of the Necessary Authorizations. The Borrower does not know of any fact that is likely to result in the denial of an application for renewal, or the revocation, modification, nonrenewal or suspension of any of the Necessary Authorizations, or the issuance of a cease-and-desist order, or the imposition of any administrative or judicial sanction with respect to any Stations owned by the Borrower or any Restricted Subsidiary, which could reasonably be expected to have a Material Adverse Effect.

SECTION 3.14. <u>Copyright, Patent and Trademark Matters</u>. To the best knowledge of each Loan Party, no Loan Party owns any copyrights, patents or trademarks that have been registered with any Governmental Authority and no applications for registration are pending with respect to any copyrights, patents or trademarks owned by any Loan Party, except as set forth in <u>Schedule 3.14</u> (as supplemented from time to time in accordance with <u>Section 9.02(b)</u>).

SECTION 3.15. <u>License Subsidiaries</u>. All FCC Licenses and other Authorizations issued by the FCC relating to the Loan Parties' Stations are held by a License Subsidiary. No License Subsidiary (a) owns or holds any assets (including the ownership of stock or any other interest in any Person) other than Operating Agreements and FCC Licenses and other Authorizations issued by the FCC related to such Stations, (b) is engaged in any business other than the holding, acquisition and maintenance of FCC Licenses and other Authorizations issued by the FCC, (c) has any investments in any other Person other than the Borrower or (d) owes any Indebtedness (other than Guarantees to the 2001 Senior Subordinated Note Holders, 2005 Senior Subordinated Note Holders, the Exchange Note Holders and the Lenders with respect to the 2001 Senior Subordinated Indebtedness, 2005 Senior Subordinated Indebtedness, Exchange Notes Subordinated Indebtedness and the Obligations, respectively and other than Guarantees incurred pursuant to <u>Section 6.02(h)</u>) to any Person other than the Borrower.

SECTION 3.16. <u>Subsidiaries</u>. Except as disclosed to the Administrative Agent by the Borrower in writing from time to time, (a) <u>Schedule 3.16</u> sets forth the name and jurisdiction of incorporation of each Subsidiary and, as to each such Subsidiary, the percentage of each class of Equity Interests owned by any Loan Party and whether such Subsidiary is a Restricted Subsidiary and (b) there are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than stock options granted to employees, independent contractors or directors and directors' qualifying shares) of any nature relating to any Capital Stock of the Borrower (to the extent such subscriptions, options, warrants, calls, rights or other agreements or commitments are offered by the Borrower) or any Subsidiary, except as created by the Loan Documents or as set forth on <u>Schedule 3.16</u>.

SECTION 3.17. <u>Use of Proceeds</u>.

(a) The proceeds of the Tranche A Revolving Loans shall be used only (i) for working capital, Capital Expenditures made in the ordinary course of business and other lawful corporate purposes (including any Restricted Payment made as permitted hereunder), (ii) for direct or indirect Investments permitted hereunder (other than direct or indirect Investments in TV One) and acquisitions permitted hereunder and (iii) to pay fees and expenses related to the Transactions. For the avoidance of doubt, Tranche A Revolving Loans shall not be used for any purpose for which Tranche B Revolving Loans or Tranche C Revolving Loans may be used pursuant to subsections (b) and (c) below.

(b) The proceeds of the Tranche B Revolving Loans shall be used only to redeem, or repurchase and retire 2001 Senior Subordinated Notes; <u>provided</u>, <u>that</u>, such 2001 Senior Subordinated Notes are not exchanged pursuant to the Note Exchange or refinanced, redeemed and/or repurchased pursuant to <u>Sections 6.06</u> or <u>6.12(c)(iv)</u>.

(c) The proceeds of the Tranche C Revolving Loans shall be used only to fund the TV One Capital Call.

(d) Letters of Credit will be issued only to support lawful corporate purposes. The Borrower is not engaged and will not engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Board of Governors of the Federal Reserve System of the United States), or extending credit for the purpose of purchasing or carrying margin stock. Following the application of the proceeds of each Borrowing or drawing under each Letter of Credit, not more than 25% of the value of assets (either of the Borrower only or of the Borrower and its Subsidiaries on a consolidated basis) subject to the provisions of <u>Sections 6.03</u> and <u>6.05</u> or subject to any restriction contained in any agreement or instrument between Borrower and any Lender or any Affiliate of any Lender relating to Indebtedness and within the scope of <u>clauses (f)</u> and <u>(o)</u> of <u>Article VII</u> will be margin stock.

SECTION 3.18. <u>Security Documents</u>. The Guarantee and Collateral Agreement is effective to create in favor of the Administrative Agent, for the benefit of the Lenders, a legal, valid and enforceable security interest in the Collateral described in Section 3 thereof and proceeds of such Collateral. In the case of (a) the Pledged Equity Interests described in the Guarantee and Collateral Agreement, when stock certificates representing such certificated Pledged Equity Interests are delivered to the Administrative Agent or when financing statements in appropriate form are filed in the offices specified on <u>Schedule 3.18</u> and (b) the other Collateral described in the Guarantee and Collateral Agreement, when financing statements and other filings specified on <u>Schedule 3.18</u> (or otherwise notified to the Administrative Agent) in appropriate form are filed in the offices specified on <u>Schedule 3.18</u> (or otherwise notified to the Administrative Agent), the Guarantee and Collateral Agreement shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the Loan Parties in such Collateral (other than as described in <u>Section 5.09</u>) and the proceeds thereof, as security for the Obligations (as defined in the Guarantee and Collateral Agreement), in each case prior and superior in right to any other Person (except, in the case of Collateral other than Equity Interests, Liens permitted by <u>Section 6.03</u>).

SECTION 3.19. <u>Solvency</u>. The Borrower is, and the Borrower and its Restricted Subsidiaries (taken as a whole) are, on the Restatement Effective Date (after giving effect to the Amendment and Restatement Agreement and the transactions contemplated thereby, including the Note Exchange), and will continue to be, Solvent.

SECTION 3.20. <u>Insurance</u>. Each of the Borrower and its Subsidiaries is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which it is engaged; and none of the Borrower or any of its Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other material expenditures will have to be made in order to continue such insurance.

ARTICLE IV

Conditions

SECTION 4.01. Restatement Effective Date. The obligations of the Lenders to make Loans and of the Issuing Bank to issue Letters of Credit hereunder shall not become effective until the date on which each of the conditions precedent set forth in Section 7 of the Amendment and Restatement Agreement are satisfied (or waived in accordance with Section 9.02) (the "Restatement Effective Date").

SECTION 4.02. Each Credit Event. The obligation of each Lender to make a Loan on the occasion of any Borrowing that increases the outstanding amount of Loans hereunder, and of the Issuing Bank to issue, amend, renew or extend any Letter of Credit that increases the outstanding LC Exposure, is subject to the satisfaction or waiver of the following conditions:

(a) The representations and warranties of the Borrower and the other Loan Parties set forth in this Agreement and the other Loan Documents shall be true and correct in all material respects (without duplication of any materiality qualifier contained therein) on and as of the date of such Borrowing or the date of issuance, amendment, renewal or extension of such Letter of Credit, as applicable, except to the extent any such representation or warranty is stated to relate to an earlier date, in which case such representation or warranty shall have been true and correct in all material respects (without duplication of any materiality qualifier contained therein) on and as of such earlier date.

(b) At the time of and immediately after giving effect to such Borrowing or the issuance, amendment, renewal or extension of such Letter of Credit, as applicable, no Default shall have occurred and be continuing.

(c) To the extent any of the proceeds of any such Loan are used to repay or prepay Indebtedness permitted to exist under Section 6.02(d) or Section 6.02(h), the Borrower shall deliver to the Administrative Agent at least 10 days or more prior to such repayment or prepayment (or such lesser time as acceptable to the Administrative Agent), a Compliance Certificate evidencing pro-forma compliance after giving effect to such repayment or prepayment for a period commencing the date thereof through the Maturity Date, together with supporting projections with respect thereto.

(d) The Borrower is in compliance, and will be in compliance after giving effect to such Borrowing, or such issuance, amendment, renewal and extension of any Letter of Credit, with the 2001 Senior Subordinated Debt Documents (including, without limitation, the 2001 Senior Subordinated Notes Indenture), the 2005 Senior Subordinated Debt Documents (including, without limitation, the 2005 Senior Subordinated Notes Indenture), the Exchange Notes Documentation (including, without limitation, the Exchange Notes Indenture) and all documentation executed in connection with any junior or subordinate financing incurred in accordance with the terms of Section 6.05, including, without limitation, the provisions of the indentures related thereto.

(e) The Borrower shall deliver to the Administrative Agent a Compliance Certificate demonstrating pro forma compliance with all covenants in this Agreement, including, without limitation, the financial covenants contained in Section 6.01.

Each Borrowing and each issuance, amendment, renewal or extension of a Letter of Credit shall be deemed to constitute a representation and warranty by the Borrower on the date thereof as to the matters specified in clauses (a) and (b) of this Section.

SECTION 4.03. <u>Additional Conditions Precedent to Tranche C Revolving Loan</u>. Unless otherwise waived by the Tranche C Revolving Lenders holding a majority of the Tranche C Commitments, the obligation of each Tranche C Revolving Lender to make a Tranche C Revolving Loan is subject to the satisfaction of the following conditions:

(a) the conditions set forth above in <u>Sections 4.01</u> and <u>4.02</u>, provided, that the satisfaction of the conditions set forth in <u>Section 7</u> of the Amendment and Restatement Agreement on or prior to the Restatement Effective Date shall constitute satisfaction of the conditions in <u>Section 4.01</u> for purposes of this <u>clause (a)</u>;

(b) the grant by the Borrower and/or its Restricted Subsidiaries, to the Administrative Agent, for the benefit of the Lenders, of a perfected first-lien security interest in and to all equity interests in TV One owned, directly or indirectly, by the Borrower, whether directly or through its Restricted Subsidiaries or through any Unrestricted Subsidiary; and

(c) the delivery of a pledge agreement, in form and substance reasonably satisfactory to the Administrative Agent, evidencing the pledge in <u>clause (b)</u> above.

ARTICLE V

Affirmative Covenants

Until the Revolving Commitments have expired or been terminated and the principal of and interest on each Loan and all fees payable hereunder shall have been paid in full and all Letters of Credit shall have expired or terminated and all LC Disbursements shall have been reimbursed, the Borrower covenants and agrees with the Lenders that:

SECTION 5.01. Financial Statements and Other Information. The Borrower will furnish to the Administrative Agent on behalf of each Lender or, at the request of the Administrative Agent or any Lender in the event electronic posting of documents is unavailable, to each Lender:

(a) within 90 days after the end of each fiscal year of the Borrower, its audited consolidated balance sheet and related statements of operations, stockholders' equity and cash flows as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by a Registered Public Accounting Firm of recognized national standing (without a "going concern" or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, along with, to the extent any Unrestricted Subsidiaries are included in the financial statements described in this clause (a), a report with financial information sufficient to reflect the financial condition and results of operations of such Unrestricted Subsidiaries, in form and substance satisfactory to the Administrative Agent;

(b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower, its consolidated balance sheet and related statements of operations, stockholders' equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by one of its Financial Officers as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes, along with, to the extent any Unrestricted Subsidiaries are included in the financial statements described in this clause (b), a report with financial information sufficient to reflect the financial condition and results of operations of such Unrestricted Subsidiaries, in form and substance satisfactory to the Administrative Agent;

(c) within 45 days after the end of each of the first three fiscal quarters of each fiscal year of Reach Media, and within 90 days after the end of each fiscal year of Reach Media, the consolidated balance sheet of Reach Media and its Subsidiaries and related statements of operations, stockholders' equity and cash flows as of the end of and for such fiscal quarter or fiscal year and the then elapsed portion of the fiscal year, if applicable, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by one of its Financial Officers as presenting fairly in all material respects the financial condition and results of operations of Reach Media and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, along with a report with financial information sufficient to reflect the financial condition of Reach Media and its Subsidiaries net of any intercompany transactions with the Borrower and the other Subsidiaries, in form and substance satisfactory to the Administrative Agent; provided, that the Borrower shall not be required to provide any such comparative figures or financial information in respect of any period or periods prior to the date of the Borrower's initial investment in Reach Media;

(d) concurrently with any delivery of financial statements under clause (a) or (b) above, a Compliance Certificate (i) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (ii) setting forth reasonably detailed calculations demonstrating compliance with Section 6.01, (iii) stating whether any change in GAAP or in the application thereof has occurred since the date of the audited financial statements referred to in Section 3.04 (which change shall affect the Borrower's or any Subsidiaries' accounting or financial reporting practices) and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate; (iv) setting forth a list of the Restricted Subsidiaries and Unrestricted Subsidiaries as of the date of such Compliance Certificate, and (v) setting forth a list of Investments as of the date of such Compliance Certificate.

(e) concurrently with any delivery of financial statements under clause (a) above, (i) a certificate of the Registered Public Accounting Firm that reported on such financial statements stating whether they obtained knowledge during the course of their examination of such financial statements of any Default (which certificate may be limited to the extent required by accounting rules or guidelines), and (ii) an attestation report of such Registered Public Accounting Firm as to the Borrower's internal controls pursuant to Section 404 of Sarbanes-Oxley;

(f) promptly after the same become publicly available, copies of all annual and periodic reports, SEC Form 8-K or any successor reports, proxy or financial statements, registration statements, and final prospectuses filed by the Borrower or any Subsidiary with the SEC, or any Governmental Authority succeeding to any or all of the functions of said Commission, or with any national securities exchange, or distributed by the Borrower to its shareholders generally, as the case may be;

(g) promptly upon their becoming available, the Borrower shall furnish (i) copies of any periodic or special reports filed by any Loan Party with the FCC or any other federal, state or local governmental agency or authority if such reports indicate any material change in the ownership of such Loan Party, or any materially adverse change in the business, operations, affairs or condition of any Loan Party, and (ii) copies of any material notices and other material communications from the FCC or any other federal, state or local governmental agency or authority which specifically relate to any Loan Party, any Station or any material License, and the substance of which relates to a matter that could reasonably be expected to have a Material Adverse Effect;

(h) promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of the Borrower or any Subsidiary, or compliance with the terms of this Agreement and the other Loan Documents, as the Administrative Agent or any Lender may reasonably request;

(i) within 30 days after the end of each of the first two months for each fiscal quarter of the Borrower, its consolidated balance sheet and related statements of operations, stockholders' equity and cash flows as of the end of and for such month and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by one of its Financial Officers as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes, along with, to the extent any Unrestricted Subsidiaries are included in the financial statements described in this clause (i), a report with financial information sufficient to reflect the financial condition and results of operations of such Unrestricted Subsidiaries, in form and substance satisfactory to the Administrative Agent;

(j) within 60 days after the end of each fiscal year of the Borrower, a copy of the detailed annual budget or plan in form and detail reasonably acceptable to the Administrative Agent and cash flow projections of the Borrower and its Subsidiaries for the next fiscal year in form and detail reasonably acceptable to the Administrative Agent; and

(k) on or before the Thursday of each week, the Borrower shall deliver to the Administrative Agent (i) a prospective 13-week cash flow projection substantially in the form of Exhibit F and (ii) an availability compliance certificate, substantially in the form of Exhibit G (the "Availability Compliance Certificate") demonstrating compliance with Section 6.01(d) for the testing week immediately ended; provided, that if such Thursday is not a Business Day, the Borrower shall deliver such Availability Compliance Certificate on the following Business Day.

64

SECTION 5.02. <u>Notices of Material Events</u>. The Borrower will furnish to the Administrative Agent on behalf of each Lender or, at the request of the Administrative Agent or any Lender in the event electronic posting of documents is unavailable, to each Lender, prompt written notice of the following:

(a) promptly after Borrower obtains knowledge thereof, the occurrence of any Default;

(b) promptly after Borrower obtains knowledge thereof, the filing or commencement of any action, suit or proceeding by or before any arbitrator, the FCC or any other Governmental Authority against or affecting the Borrower or any Affiliate thereof that, if adversely determined, could reasonably be expected to result in a Material Adverse Effect;

(c) promptly after Borrower obtains knowledge thereof, the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in liability of the Borrower and its Subsidiaries in an aggregate amount exceeding $5,000,000;

(d) promptly after Borrower obtains knowledge thereof, the occurrence of material changes in the Borrower's accounting or financial reporting practices from those in effect on the Restatement Effective Date (other than such changes reported on a Compliance Certificate);

(e) the occurrence of any material Internal Control Event of which the chief executive officer, president, or Financial Officer of the Borrower has knowledge;

(f) promptly after Borrower obtains knowledge thereof, (i) any material admonition, censure or adverse citation or order by the FCC or any other governmental authority or regulatory agency that could reasonably be expected to result in a Material Adverse Effect; or (ii) any competing application, petition to deny or other opposition to any license renewal application filed by the Borrower or any of its Subsidiaries with the FCC that could reasonably be expected to result in a Material Adverse Effect;

(g) promptly after any officer of the Borrower becomes aware thereof, and in any event within five Business Days thereafter, information and a copy of any notice received by any Loan Party from the FCC or other Governmental Authority or any Person that concerns (i) any event or circumstance that could reasonably be expected to materially adversely affect any material Necessary Authorization and (ii) any notice of abandonment, expiration, revocation, material impairment, nonrenewal or suspension of any material Necessary Authorization, together with a written explanation of any such event or circumstance or the circumstances surrounding such abandonment, expiration, revocation, material impairment, nonrenewal or suspension; and

(h) promptly after an officer of the Borrower obtains knowledge thereof, any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect.

Each notice delivered under this Section shall be accompanied by a statement of a Financial Officer or other executive officer of the Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

SECTION 5.03. <u>Existence; Conduct of Business</u>. The Borrower will, and will cause each of its Subsidiaries to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights and Licenses material to the conduct of its business; <u>provided</u> that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution permitted under <u>Section 6.04</u> or any Disposition permitted under <u>Section 6.05</u>.

SECTION 5.04. <u>Payment of Obligations</u>. The Borrower will, and will cause each of its Subsidiaries to, pay its obligations, including Tax liabilities, that, if not paid, could result in a Material Adverse Effect before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) the Borrower or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.05. <u>Maintenance of Properties; Insurance</u>. Except for Dispositions permitted under <u>Section 6.05</u>, the Borrower will, and will cause each of its Restricted Subsidiaries to, (a) keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, and (b) maintain, with financially sound and reputable insurance companies, insurance in such amounts and against such risks as are customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations.

SECTION 5.06. <u>Books and Records; Inspection Rights</u>. The Borrower will, and will cause each of its Subsidiaries to, keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities in accordance with GAAP. The Borrower will, and will cause each of its Restricted Subsidiaries and Reach Media and its Subsidiaries to, permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and, in the presence of a Financial Officer or other member of the senior management of the Borrower, independent accountants, all at such reasonable times and as often as reasonably requested; <u>provided</u>, that so long as the Borrower, its Restricted Subsidiaries and Reach Media and its Subsidiaries have permitted and authorized their independent accountants to meet with the Administrative Agent or any Lender, any failure of such independent accountants to meet with the Administrative Agent or any Lender will not constitute a breach hereunder; and <u>provided</u>, further, that so long as no Default has occurred and is continuing, no Lender (other than an Agent) will be entitled to make such visits and inspections more than once per calendar year.

SECTION 5.07. <u>Compliance with Laws</u>. The Borrower will, and will cause each of its Subsidiaries to, comply with all Laws applicable to it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.08. <u>Use of Proceeds and Letters of Credit</u>. The proceeds of the Loans will be used in accordance with the conditions set forth in Section 3.17. No part of the proceeds of any Loan will be used, whether directly or indirectly, for any purpose that entails a violation of any of the Regulations of the Board, including Regulations T, U and X. Letters of Credit will be issued only to support lawful corporate purposes.

SECTION 5.09. <u>Collateral</u>.

(a) To secure full and complete payment and performance of the Obligations, the Borrower shall, and shall cause each of the Restricted Subsidiaries to, grant and convey to and create in favor of, the Administrative Agent for the ratable benefit of the Lenders a continuing first priority (subject, except for Equity Interests, to any prior Liens permitted by <u>Section 6.03</u>) perfected Lien and security interest in, to and on all of the assets and properties of the Borrower and its Restricted Subsidiaries (except (i) the Excluded Assets and (ii) to the extent prohibited by Law) including but not limited to the following: (1) all of the Borrower's and such Restricted Subsidiaries' present and future assets (other than (A) the Excluded Assets; and (B) Licenses in which applicable Law prohibits the creation of a Lien), including, without limitation, their equipment, inventory, accounts receivable, deposit accounts, securities accounts, instruments, general intangibles, intellectual property, owned and leased real property (subject to <u>Section 5.09(d)</u>), and Investments (except as otherwise provided in this <u>clause (1)</u> and <u>clause (2)</u> below) (in each case, unless otherwise agreed by the Administrative Agent); and (2) all of the Equity Interests in each Subsidiary (except the Excluded Ownership Interests) owned by the Borrower or any other Subsidiary, now owned or hereafter acquired by the Borrower or such other Subsidiary; provided, however, fixture filings will not be required to be filed; <u>provided</u>, <u>further</u>, no Loan Party shall be required to make any filings or registrations or take any other action to perfect a Lien in motor vehicles (collectively, the "<u>Collateral</u>"). The parties hereto acknowledge that the Borrower and certain of its Restricted Subsidiaries have granted Mortgages in favor of the Administrative Agent encumbering the owned and leased real property set forth on <u>Schedule 5.09</u> hereto.

(b) With respect to any new Subsidiary created or acquired after the Restatement Effective Date (other than TV One, for so long as it is an Unrestricted Subsidiary), (i) the Borrower, and/or any Restricted Subsidiary owning the Equity Interests of such new Subsidiary, shall promptly execute and deliver to the Administrative Agent such supplements or amendments to the Guarantee and Collateral Agreement as the Administrative Agent deems necessary or advisable in order to grant to the Administrative Agent, for the benefit of the Lenders, a perfected first priority security interest in the Equity Interests of such new Subsidiary, (ii) such Subsidiary shall promptly (A) execute and deliver to the Administrative Agent a supplement to the Guarantee and Collateral Agreement and any other documents required therein, and (B) execute and deliver to the Administrative Agent an irrevocable power of attorney in the form executed by the other Restricted Subsidiaries appointing the Borrower as such Subsidiary's attorney-in-fact with respect to the execution of any and all amendments, consents, waivers and modifications to the Guarantee and Collateral Agreement and related agreements, (iii) the applicable Loan Party owning Equity Interests of the new Subsidiary and such new Subsidiary shall deliver any certificates representing the Equity Interests of such new Subsidiary and any Subsidiary of such new Subsidiary, respectively, together with undated stock powers, in blank, executed and delivered by a duly authorized officer of the applicable Loan Party, (iv) the applicable Loan Party shall promptly execute and deliver to the Administrative Agent, for the benefit of the Lenders, Mortgages for all real property owned in fee by such Loan Party and shall use commercially reasonable efforts to deliver Mortgages for all leasehold property of such Loan Party, (v) upon the reasonable request of the Administrative Agent, the applicable Loan Party owning Equity Interests of the new Subsidiary and such new Subsidiary shall take such other actions as shall be necessary or advisable to grant to the Administrative Agent for the benefit of the Lenders a perfected first priority security interest in the assets (to the extent such assets would constitute Collateral as described in <u>clause (a)</u> above and subject to any Liens permitted by <u>Section 6.03</u>) of, and Equity Interests in, such new Subsidiary, and Equity Interests in such new Subsidiary (to the extent such Equity Interests do not constitute Excluded Ownership Interests), including, without limitation, the filing of such Uniform Commercial Code financing statements as may be requested by the Administrative Agent, provided, however, fixture filings will not be required to be filed with respect to the Collateral; <u>provided</u>, no Loan Party shall be required to make any filings or registrations or take any other action to perfect a Lien in motor vehicles, and (vi) if requested by the Administrative Agent, the Borrower shall cause to be delivered to the Administrative Agent legal opinions relating to the matters described in the preceding <u>clauses (i)</u>, <u>(ii)</u>, <u>(iii)</u>, <u>(iv)</u> and <u>(v)</u>, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Administrative Agent.

(c) With respect to (i) any newly acquired assets or transfers of assets to the Borrower or a Restricted Subsidiary (other than (A) the Excluded Assets; and (B) Licenses in which applicable Law prohibits the creation of a Lien), and (ii) any Subsidiary that has not previously executed the Guarantee and Collateral Agreement that has become a Restricted Subsidiary, promptly (x) after acquiring or receiving any such asset, or (y) after such Subsidiary becoming a Restricted Subsidiary, as applicable, such Subsidiary shall promptly execute and deliver or cause to be delivered to the Administrative Agent in a form reasonably acceptable to the Administrative Agent (I) a new Guarantee and Collateral Agreement and/or supplements to the Guarantee and Collateral Agreement (as applicable as determined by the Administrative Agent) which grant to the Administrative Agent a first priority perfected security interest in such assets (subject, except for Equity Interests, to any prior Liens permitted by Section 6.03) and (II) upon the reasonable request of the Administrative Agent, such additional agreements, Mortgages and other documents and take such other actions as the Administrative Agent reasonably deems necessary to establish a valid, enforceable and perfected first priority security interest in such Collateral (subject, except for Equity Interests, to any Liens permitted by Section 6.03); provided, however, fixture filings will not be required to be filed with respect to the Collateral; provided, further, no Loan Party shall be required to make any filings or registrations or take any other action to perfect a Lien in motor vehicles.

(d) Notwithstanding anything to the contrary contained herein, the Borrower shall only be required to use commercially reasonable efforts to obtain landlord waivers, to obtain consents to grant leasehold mortgages and to record leasehold mortgages.

(e) For the avoidance of doubt, no Lien is required pursuant to this Agreement to be created in respect of the Excluded Assets, and such Excluded Assets do not constitute part of the Collateral.

SECTION 5.10. <u>Further Assurances</u>. Each Loan Party shall make, execute or endorse, and acknowledge and deliver or file, or cause the same to be done, all such notices, certifications, documents, instruments and agreements, and shall take or cause to be taken such other actions as the Administrative Agent may, from time to time, deem reasonably necessary or appropriate in connection with this Agreement or any of the other Loan Documents and the obligation of such Loan Party to carry out the terms and conditions of this Agreement and the other Loan Documents to which it is a party, including, without limitation, each Loan Party shall perform such acts and duly authorize, execute, acknowledge, deliver, file and record such additional assignments, security agreements, pledge agreements, financing statements, and other agreements, documents, instruments and certificates as the Administrative Agent may deem reasonably necessary or appropriate in order to create, perfect and maintain the Liens in favor of the Administrative Agent for the ratable benefit of the Lenders in and to the Collateral and preserve and protect the rights and remedies of the Lenders hereunder, under the other Loan Documents and in and to the Collateral. Each Loan Party acknowledges that certain transactions contemplated by this Agreement and the other Loan Documents, and certain actions which may be taken by the Administrative Agent or the Lenders in the exercise of their rights and remedies under this Agreement or any other Loan Document, may require the consent of the FCC. If the Administrative Agent reasonably determines that the consent of the FCC is required in connection with the execution, delivery or performance of any of the aforesaid documents or any documents delivered to the Administrative Agent or the Lenders in connection therewith or as a result of any action which may be taken or be proposed to be taken pursuant thereto, then each Loan Party, at its sole cost and expense, shall use its reasonable efforts to secure such consent and to cooperate with the Administrative Agent and the Lenders in any such action taken or proposed to be taken by the Administrative Agent or any Lender.

SECTION 5.11. <u>Hedging Obligation</u>. The Borrower shall maintain in full force and effect the Swap Agreement to which it is a party on the Restatement Effective Date in the notional amount of $25,000,000.00. The Borrower will not enter into any Swap Agreement which would effectively convert fixed rate Indebtedness to floating rate Indebtedness.

SECTION 5.12. <u>Lender Update Calls</u>. Upon the request of the Administrative Agent, the senior management of the Borrower shall participate in a conference call with the Administrative Agent and the Lenders, which call shall include a question and answer session (i) promptly after the delivery of the quarterly financial statements, and in any event, within fifty (50) days after the end of the first three fiscal quarters of the Borrower, (ii) promptly after delivery of the annual financial statements and an annual budget plan, and in any event, within one hundred and five (105) days after the end of the fiscal year of the Borrower and (iii) at such other times as the Agent may reasonably request. On the call, the Borrower shall present and discuss with the Administrative Agent and the Lenders, among other things, the most recent annual budget plan, quarterly financial results, three-month liquidity forecast and otherwise report on performance and development during such period and significant developments since the last such call.

SECTION 5.13. <u>Payment Practices</u>. The Borrower shall and shall cause each of its Subsidiaries to conduct its business operations with respect to accounts and expenses payable in accordance with ordinary course business practices.

ARTICLE VI

Negative Covenants

Until the Revolving Commitments have expired or terminated and the principal of and interest on each Loan and all fees payable hereunder have been paid in full and all Letters of Credit have expired or terminated and all LC Disbursements shall have been reimbursed, the Borrower covenants and agrees with the Lenders that:

SECTION 6.01. Financial Condition Covenants.

(a) Fixed Charge Coverage Ratio. The Borrower will not permit the Fixed Charge Coverage Ratio as of the last day of each fiscal quarter during the applicable period set forth below to be less than the ratio set forth opposite such period:

Period	Ratio
From the Restatement Effective Date through and including December 30, 2010	1.05 to 1.00
From December 31, 2010 and thereafter	1.07 to 1.00

(b) Total Leverage Ratio.

(i) Except as otherwise provided in clauses (ii) and (iii) below, the Borrower will not permit the Total Leverage Ratio at any time during any period set forth below to be more than the ratio set forth opposite such period:

Period	Ratio
From the Restatement Effective Date through and including December 30, 2010	9.35 to 1.00
From December 31, 2010 through and including December 30, 2011	9.00 to 1.00
From December 31, 2011 and thereafter	9.25 to 1.00

(ii) After the TV One Capital Call Completion Date, if the Borrower has used all or a portion of the Tranche C Revolver Loans (but no Subordinated Debt) to satisfy the TV One Capital Call, the Borrower will not permit the Total Leverage Ratio at any time during any period set forth below to be more than the ratio set forth opposite such period:

Period	Ratio
From the TV One Capital Call Completion Date through and including December 30, 2011	9.15 to 1.00
From December 31, 2011 and thereafter	9.25 to 1.00

(iii) After the TV One Capital Call Completion Date, if the Borrower has used Subordinated Debt to satisfy all or a portion of the TV One Capital Call, the Borrower will not permit the Total Leverage Ratio at any time during any period set forth below to be more than the ratio set forth opposite such period:

Period	Ratio
From the TV One Capital Call Completion Date through and including December 30, 2010	9.35 to 1.00
From December 31, 2010 through and including December 30, 2011	9.15 to 1.00
From December 31, 2011 and thereafter	9.50 to 1.00

(c) Senior Leverage Ratio.

(i) (x) Prior to the TV One Capital Call Completion Date or (y) if the Borrower has used Subordinated Debt to satisfy the TV One Capital Call, after the TV One Capital Call Completion Date, the Borrower will not permit the Senior Leverage Ratio at any time for any period set forth below, to be more than the ratio set forth opposite such period:

Period	Ratio
Restatement Effective Date through and including December 30, 2010	5.25 to 1.00
December 31, 2010 through and including March 30, 2011	5.00 to 1.00
March 31, 2011 through and including September 29, 2011	4.75 to 1.00
September 30, 2011 through and including December 30, 2011	4.50 to 1.00
December 31, 2011 and thereafter	4.75 to 1.00

(ii) After the TV One Capital Call Completion Date, if the Borrower has used all or a portion of the Tranche C Revolver Loans to fund the TV One Capital Call, the Borrower will not permit the Senior Leverage Ratio at any time for any period set forth below, to be more than the ratio set forth opposite such period:

Period	Ratio
TV One Capital Call Completion Date through and including September 29, 2011	4.85 to 1.00
September 30, 2011 through and including December 30, 2011	4.65 to 1.00
December 31, 2011 and thereafter	4.75 to 1.00

(d) Average Weekly Availability. The Borrower will not permit the Average Weekly Availability at any time during any period set forth below to be less than the amount set forth opposite such period:

Period	Average Weekly Availability
From the Restatement Effective Date through and including June 30, 2011	$ 10,000,000
From July 1, 2011 and thereafter	$ 15,000,000

71

SECTION 6.02. <u>Limitation on Indebtedness</u>. The Borrower will not, and will cause each of its Subsidiaries not to, create, incur, assume or suffer to exist any Indebtedness of the Borrower or any Restricted Subsidiary of the Borrower, except (without duplication):

(a) Obligations;

(b) intercompany Indebtedness by and among the Borrower and any of its Restricted Subsidiaries;

(c) Swap Agreements entered into pursuant to <u>Section 5.11</u> above and, so long as there exists no Default both before and immediately after giving effect to the incurrence of any such Indebtedness, in the case of the Borrower, other Swap Agreements entered into by the Borrower and its Restricted Subsidiaries (except the License Subsidiaries) with the Lenders or any of them for the purpose of hedging against interest rate fluctuations with respect to variable rate Indebtedness of the Borrower or any of the Restricted Subsidiaries (except the License Subsidiaries);

(d) (i) in the case of the Borrower, the Subordinated Note Indebtedness and (ii) in the case of the Restricted Subsidiaries, the 2001 Senior Subordinated Guaranties, the 2005 Senior Subordinated Guaranties and the Exchange Notes Guaranties;

(e) [intentionally omitted];

(f) Indebtedness not described in <u>subsection (d)</u> above that is existing on the Restatement Effective Date and described on <u>Schedule 6.02</u>, as in effect on the Restatement Effective Date and any refinancings, refundings, renewals or extensions thereof; <u>provided</u> that (i) the principal amount of such Indebtedness is not increased at the time of such refinancing, refunding, renewal or extension and (ii) the terms relating to principal amount, amortization, maturity, collateral (if any) and subordination (if any), and the other material terms taken as a whole, of any such refinancing, refunding, renewing or extending Indebtedness, and of any agreement entered into and of any instrument issued in connection therewith, are no less favorable in any material respect to the Loan Parties and the Lenders than the terms of any agreement or instrument governing the Indebtedness being refinanced, refunded, renewed or extended and the interest rate applicable to any such refinancing, refunding, renewing or extending Indebtedness does not exceed the then applicable market interest rate;

(g) so long as there exists no Default both before and immediately after giving effect to the incurrence of any such Indebtedness, unsecured Indebtedness of the Borrower of up to $1,000,000 in the aggregate at any time outstanding (<u>provided</u> that such Indebtedness incurred (A) is pursuant to terms not materially more restrictive on the Borrower or any Restricted Subsidiary than the terms of this Agreement, (B) is pursuant to terms which do not conflict with any provision of this Agreement or any other Loan Document and (C) does not include any collateral or any guarantees except as specifically permitted by this Agreement);

(h) so long as there exists no Default both before and immediately after giving effect to the incurrence of any such Indebtedness, Subordinated Debt of the Borrower issued by the Borrower after the Restatement Effective Date, having terms and conditions satisfactory to the Administrative Agent and subject to documentation satisfactory to the Administrative Agent, including without limitation, (A) a maturity no earlier than the date which is six months after the Maturity Date, and (B) the terms of such Indebtedness (I) are not materially more restrictive on the Borrower or any Restricted Subsidiary than the terms of this Agreement, (II) do not conflict with any provision of this Agreement or any other Loan Document and (III) do not include any additional collateral or any additional guarantees (other than Guarantees of such Indebtedness by one or more Restricted Subsidiaries of the Borrower that constitute Subordinated Debt of such Restricted Subsidiaries so long as such Guarantees otherwise satisfies the requirements of this clause (h)) except as specifically permitted by this Agreement; and

(i) so long as there exists no Default both before and immediately after giving effect to the incurrence of any such Indebtedness, Indebtedness of the Borrower and the Restricted Subsidiaries (except the License Subsidiaries) of up to $2,000,000 in the aggregate at any time outstanding (provided that such Indebtedness incurred (A) is pursuant to terms not materially more restrictive on the Borrower or any Restricted Subsidiary than the terms of this Agreement, (B) is pursuant to terms which do not conflict with any provision of this Agreement or any other Loan Document and (C) does not include any collateral or any guarantees except as specifically permitted by this Agreement).

SECTION 6.03. Limitation on Liens. The Borrower will not, and will cause each of its Subsidiaries not to, create, incur, assume or suffer to exist any Lien upon any of the property, assets or revenues of the Borrower and the Restricted Subsidiaries, whether now owned or hereafter acquired, except for:

(a) Liens with respect to the payment of Taxes, assessments or governmental charges or levies which are not yet due or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves are being maintained in accordance with GAAP;

(b) Liens of landlords or mortgagees of landlords arising by statute or pursuant to the terms of real property leases and Liens of suppliers, mechanics, carriers, materialmen, warehousemen or workmen and other Liens imposed by Law created in the ordinary course of business of such Person for amounts not yet due or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves or other appropriate provisions are being maintained in accordance with GAAP;

(c) Liens incurred, or pledges and deposits made, in the ordinary course of business of such Person in connection with worker's compensation, unemployment insurance, pensions or other types of social security benefits;

(d) Liens arising with respect to zoning restrictions, licenses, covenants, building restrictions and other similar charges or encumbrances on the use of real property of such Person which do not materially interfere with the ordinary conduct of such Person's business;

(e) minor defects and irregularities in titles, survey exceptions, encumbrances, easements or reservations of others for rights-of-way, roads, pipelines, railroad crossings, services, utilities or other similar purposes which, in the aggregate, do not materially adversely affect the value of the property;

(f) Liens created pursuant to the Loan Documents, Liens arising by operation of law on securities accounts and deposit accounts not part of the perfected Collateral, and other Liens arising by operation of law on securities accounts and deposit accounts in favor of the securities intermediary or depository bank so long as such Liens are subordinated to the Liens created pursuant to the Loan Documents;

(g) any attachment, prejudgment or judgment Lien in existence less than sixty consecutive calendar days after the entry thereof, or with respect to which execution has been stayed, or with respect to which payment in full above any applicable customary deductible is covered by insurance or a bond or in an aggregate amount not to exceed at any time $5,000,000;

(h) Liens securing Purchase Money Indebtedness or Capital Lease Obligations permitted under Section 6.02(i); and

(i) so long as there exists no Default both before and immediately after giving effect to such Lien, Liens securing up to $1,000,000 of Indebtedness in the aggregate at any time outstanding permitted to be incurred under Section 6.02(i).

SECTION 6.04. Limitation on Fundamental Changes. The Borrower will not, and will cause each of its Restricted Subsidiaries not to, enter into any merger, consolidation or amalgamation with any Person, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease, assign, transfer or otherwise dispose of, all or substantially all of its property, business or assets to any Person, except:

(a) a Restricted Subsidiary (other than a License Subsidiary) may merge into or be acquired by the Borrower if the Borrower is the survivor thereof;

(b) a Restricted Subsidiary (other than a License Subsidiary) may merge into or be acquired by a Wholly Owned Restricted Subsidiary if the Wholly Owned Restricted Subsidiary is the survivor thereof;

(c) the Borrower or any Restricted Subsidiary (other than a License Subsidiary) may sell, lease, transfer or otherwise dispose of any or all of its assets in a transaction permitted under Section 6.05;

(d) in connection with Permitted Acquisitions where the Borrower or a Wholly Owned Restricted Subsidiary is the survivor thereof; and

(e) a License Subsidiary may merge into or be acquired by another License Subsidiary and may sell, lease or transfer to another License Subsidiary any or all of its assets in a transaction permitted under Section 6.05.

74

Notwithstanding anything to the contrary contained in the foregoing, (i) no License Subsidiary shall own or hold any assets other than Operating Agreements and FCC Licenses and other Authorizations issued by the FCC relating to Stations or engage in any business other than the ownership (or holding) and maintenance of Operating Agreements, FCC Licenses and other Authorizations issued by the FCC, (ii) all License Subsidiaries must be Restricted Subsidiaries; and (iii) no License Subsidiary may incur any Indebtedness (other than the 2001 Senior Subordinated Guaranties, 2005 Senior Subordinated Guaranties, the Exchange Note Guaranties and to the Lenders with respect to the 2001 Senior Subordinated Indebtedness, the 2005 Senior Subordinated Indebtedness, the Exchange Note Indebtedness and the Obligations, respectively, and other than Guarantees incurred pursuant to Section 6.02(h)).

SECTION 6.05. Limitation on Sale of Assets. The Borrower will not, and will cause each of its Restricted Subsidiaries not to, convey, sell, lease, assign, exchange, transfer or otherwise dispose of any of its property, business or assets (including, without limitation, receivables and leasehold interests but excluding Equity Interests of the Borrower) (including by way of a Sale and Leaseback Transaction) other than in the ordinary course of business, or issue or sell Equity Interests of any of the Restricted Subsidiaries (other than to the Borrower or another Restricted Subsidiary), in each case, whether by a single transaction or a series of related transactions, to any Person (each of the foregoing, a "Disposition"), except:

(a) Dispositions of property or assets between the Borrower and Wholly Owned Restricted Subsidiaries or between Wholly Owned Restricted Subsidiaries, provided that in the case of the Borrower, such Disposition is less than substantially all of its assets;

(b) the sale of capital stock of Unrestricted Subsidiaries as required by and in accordance with the Reach Media Documents and/or the TV One LLC Agreement, as applicable;

(c) other Dispositions of property or assets (other than Equity Interests), provided that such Disposition is less than substantially all of the assets of the Borrower and provided further that all of the following conditions are satisfied: (i) the Borrower or such Restricted Subsidiary receives consideration, in cash, that is at the time of such Disposition at least equal to the Fair Market Value of the assets subject to such Disposition, as determined and approved by the Board of Directors of the Borrower in the case of such Dispositions with a Fair Market Value of $1,000,000 or more, (ii) the sum of the EBITDA derived from the assets related to such Disposition (measured for the most recently completed four fiscal quarters), plus the EBITDA derived from the assets related to all other Dispositions of assets consummated pursuant to this clause (c) (measured for the four fiscal quarters ended prior to such other Disposition), shall represent not more than 25% of Borrower's EBITDA (measured for the most recently completed four fiscal quarters) at the time such Disposition is consummated, (iii) any such Disposition shall be on a non-recourse basis, other than with respect to customary representations, warranties, covenants and indemnities, (iv) no Default shall have occurred and be continuing or would result therefrom (including without limitation, under Section 6.11), (v) the Administrative Agent shall have received three Business Days' prior written notice of any Disposition with a sales price equal to or in excess of $1,000,000 (or such lesser notice as is acceptable to the Administrative Agent) and (vi) the Borrower shall, to the extent required, pay the proceeds to the Administrative Agent in accordance with Section 2.11(d) when and if due;

(d) so long as no Default shall have occurred and be continuing or would result therefrom, Dispositions of assets which, in the good faith exercise of its business judgment, the Borrower determines are no longer useful in the conduct of it or its Subsidiaries' business;

(e) [intentionally omitted]; and

(f) so long as (i) no Default shall have occurred and be continuing or would result therefrom, (ii) all such Equity Interests in the Internet Operations Subsidiary that are owned by the Borrower or any Restricted Subsidiary are subject to a first lien security interest in accordance with the provisions of Section 5.09(a), and (iii) the Borrower is otherwise in compliance with the limitations set forth in Section 6.08 hereof, Dispositions of (A) Equity Interests of the Internet Operations Subsidiary, provided that in no event shall the Borrower own, directly or indirectly, less than 51% of (I) the total Equity Interests of the Internet Operations Subsidiary and (II) voting control of the Internet Operations Subsidiary, and (B) assets, business or other property owned by the Borrower or any Restricted Subsidiary and permitted to be invested pursuant to Section 6.08(g).

Upon request by and at the expense of the Borrower, the Administrative Agent shall immediately release any Liens arising under the Loan Documents with respect to any Collateral which is sold or otherwise disposed of in compliance with the terms of this Section 6.05.

SECTION 6.06. Limitation on Restricted Payments; Other Payment Limitations. The Borrower will not, and will cause each of its Restricted Subsidiaries not to, make any Restricted Payments, except (a) dividends and distributions declared and paid by any Restricted Subsidiary to the Borrower or to other Restricted Subsidiaries and (b) dividends and distributions declared and paid by the Borrower to the Borrower's stockholders, so long as (i) the Total Leverage Ratio of the Borrower (calculated on a pro forma basis after giving effect to such dividends or distributions as demonstrated in a Compliance Certificate delivered to the Administrative Agent) is less than or equal to 5.00 to 1.00, and (ii) no Default shall have occurred and be continuing or would result therefrom. Other than pursuant to Section 6.16, the Borrower will not, and will cause each of its Restricted Subsidiaries not to, redeem, repurchase, purchase, establish a sinking fund with respect to, make any payments into a sinking fund or otherwise buy the principal amount of any of the 2001 Senior Subordinated Notes, the 2005 Senior Subordinated Notes, the Exchange Notes or other Material Indebtedness that is subordinated and junior to any part of the Obligations, provided that, the Borrower shall be permitted to exchange the 2001 Senior Subordinated Notes and the 2005 Senior Subordinated Notes in connection with the Note Exchange and repurchase or redeem the 2001 Senior Subordinated Notes and the 2005 Senior Subordinated Notes using proceeds of Subordinated Debt which was escrowed in connection with the Note Exchange; provided, further, that the Borrower shall be permitted to repurchase and/or redeem up to $5,000,000 of the 2001 Senior Subordinated Notes with the proceeds from the issuance of common stock of the Borrower pursuant to Section 6.12(c)(iv).

SECTION 6.07. Limitation on Acquisitions. The Borrower will not, and will cause each of its Restricted Subsidiaries not to, purchase any Equity Interests, bonds, notes, debentures or other securities of, or any assets of, in each case to the extent such purchase would involve all or substantially all of a radio broadcasting station of, or a business unit of, any Person (other than the Borrower or a Person that is currently a Restricted Subsidiary) (collectively, "Acquisitions") without the prior written consent of the Required Lenders. (The transactions described above or otherwise permitted by the Required Lenders being herein referred to collectively as "Permitted Acquisitions").

SECTION 6.08. <u>Limitation on Investments</u>. The Borrower will not, and will cause each of its Restricted Subsidiaries not to, make any Investment in any Person, other than:

(a) Permitted Investments;

(b) [intentionally omitted];

(c) Investments in the form of Guarantees constituting Indebtedness as permitted by <u>Section 6.02</u>;

(d) Investments in Reach Media to satisfy the Reach Media Put, Investments in TV One to satisfy the TV One Puts, and the purchase of TV One Equity Interests to buy out the Financial Investor Members (as defined in the TV One LLC Agreement), the Class D Members (as defined in the TV One LLC Agreement) and the DIRECTV Member (as defined in the TV One LLC Agreement); <u>provided</u>, <u>that</u>, any such Investment shall be made solely in Equity Interests of the Borrower or from the proceeds of any Equity Interest issuance; <u>provided</u>, <u>further</u>, that, at the time any such Investment is incurred no Default shall have occurred and be continuing or would result therefrom;

(e) Permitted Acquisitions;

(f) Investments in existence on the Restatement Effective Date and more specifically described on <u>Schedule 6.08</u>; and

(g) Investments in an amount not to exceed $13,700,000 to satisfy the TV One Capital Call; <u>provided</u>, <u>further</u>, that, at the time any such Investment is incurred no Default shall have occurred and be continuing or would result therefrom.

SECTION 6.09. <u>Limitation on Transactions with Affiliates</u>.

(a) The Borrower shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Borrower or any Restricted Subsidiary (each of the foregoing, an "<u>Affiliate Transaction</u>"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Borrower or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Borrower or such Restricted Subsidiary with a non-Affiliated Person, or (ii) the amount paid to such Affiliate is not substantially in excess of the fair value of the services rendered by such Affiliate.

(b) The provisions of <u>clause (a)</u> above shall not prohibit:

(i) employment arrangements (including customary benefits thereunder) entered into by the Borrower or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Borrower or such Restricted Subsidiary;

(ii) transactions solely between or among the Borrower and its Wholly Owned Restricted Subsidiaries or solely between or among Wholly Owned Restricted Subsidiaries;

(iii) transactions permitted under <u>Section 6.06</u>;

(iv) any agreement as in effect on the Restatement Effective Date and listed on <u>Schedule 6.09</u> or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) and any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Lenders in any material respect than the original agreement as in effect on the Restatement Effective Date;

(v) the existence of, or the performance by the Borrower or any of the Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party on the Restatement Effective Date;

(vi) services provided to any Unrestricted Subsidiary of the Borrower for fees approved by a majority of the disinterested members of the Board of Directors of the Borrower; or

(vii) subject to the terms of this Agreement, including but not limited to <u>Sections 6.02</u>, <u>6.05</u> and <u>6.12</u>, the issuance, sale or other disposition of any Equity Interest (other than Disqualified Stock) of the Borrower, including any equity-related agreements relating thereto such as registration rights and voting agreements so long as such agreements do not result in such Equity Interests being Disqualified Stock.

SECTION 6.10. <u>Limitation on Restrictions on Restricted Subsidiary Distributions</u>. The Borrower will not, and will cause each of its Restricted Subsidiaries not to, enter into or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Borrower to (a) pay dividends or make any other distributions in respect of any Equity Interests of such Restricted Subsidiary held by, or pay any Indebtedness owed to, the Borrower or any other Restricted Subsidiary of the Borrower, (b) make loans or advances to the Borrower or any other Restricted Subsidiary of the Borrower or (c) transfer any of its assets to the Borrower or any other Restricted Subsidiary of the Borrower, except any encumbrance or restriction existing under or by reason of:

(i) applicable Law;

(ii) customary nonassignment provisions in leases entered into in the ordinary course of business and consistent with past practices;

(iii) Purchase Money Indebtedness for property acquired in the ordinary course of business that only impose restrictions on the property so acquired;

(iv) this Agreement and the other Loan Documents;

(v) agreements relating to the financing of the acquisition of real or tangible personal property acquired after the Effective Date, provided that such encumbrance or restriction relates only to the property that is acquired and, in the case of any encumbrance or restriction that constitutes a Lien, such Lien constitutes a Purchase Money Lien; or

(vi) any restriction or encumbrance contained in contracts for sale of assets in respect of the assets being sold pursuant to such contract.

SECTION 6.11. <u>Limitation on Lines of Business</u>. The Borrower will not, and will cause each of its Restricted Subsidiaries not to, enter into any business, either directly or through any Restricted Subsidiary other than the media business (including, by way of example and not of limitation, broadcast and satellite radio, broadcast, satellite and cable television, the Internet and content production and syndication) and activities directly related thereto (each, a "<u>Permitted Line of Business</u>").

SECTION 6.12. <u>Limitation on Sale or Issuance of Equity Interests</u>. The Borrower will not, and will cause each of its Restricted Subsidiaries not to, issue, sell, assign, pledge or otherwise encumber or dispose of any shares of Equity Interests of the Borrower or the Restricted Subsidiaries, except (a) the Restricted Subsidiaries may issue or sell Equity Interests to the Borrower and to other Restricted Subsidiaries, (b) the Equity Interests of the Restricted Subsidiaries shall be pledged pursuant to the Guarantee and Collateral Agreement, (c) the Borrower may issue common stock (i) under effective registration statements filed with the SEC, (ii) pursuant to any employee stock option plan, stock purchase or similar arrangement approved by the Borrower's board of directors, (iii) in connection with Permitted Acquisitions or Investments permitted under Section 6.08 or (iv) in connection with the repurchase or redemption of 2001 Senior Subordinated Notes; provided, that, such issuance of common stock pursuant to this subsection (iv) shall not exceed $5,000,000 in the aggregate and (d) the Borrower may issue Permitted Preferred Stock. Notwithstanding anything contained herein to the contrary, without the written consent of the Required Lenders, the Borrower shall not be permitted to issue any Equity Interests of the Borrower or the Restricted Subsidiaries in connection with any "going private" transaction with respect to the Borrower.

SECTION 6.13. <u>Limitation on Material Agreements</u>. No Loan Party will enter into any amendment, modification or waiver without the prior written consent of the Required Lenders of any term or provision of the 2001 Senior Subordinated Debt Documents, the 2005 Senior Subordinated Debt Documents, the Exchange Notes Debt Documents or the Amended and Restated Certificate of Incorporation, in each case, that is adverse in any material respect to the rights of the Lenders under the Loan Documents, including without limitation, any increase in the interest rate or principal amount of any such Subordinated Note Indebtedness, any increase in the portion of interest which is required to be paid in cash, or the shortening of the maturity date of any such Subordinated Note Indebtedness. No Restricted Subsidiary shall operate, manage or direct the day-to-day operations of any of its Stations unless it has entered into an Operating Agreement with a License Subsidiary and such Operating Agreement is in full force and effect.

SECTION 6.14. <u>Certain Intercompany Matters</u>. The Borrower will not, and will cause each of its Subsidiaries not to, (a) fail to satisfy customary formalities with respect to organizational separateness, including, without limitation, (i) the maintenance of separate books and records and (ii) with respect to Unrestricted Subsidiaries, the maintenance of separate bank accounts in its own name; (b) fail to act solely in its own name and through its authorized officers and agents; (c) commingle any money or other assets of any Unrestricted Subsidiary with any money or other assets of the Borrower or any of the Restricted Subsidiaries; or (d) take any action, or conduct its affairs in a manner, which could reasonably be expected to result in the separate organizational existence of the Borrower, each Unrestricted Subsidiary and the Restricted Subsidiaries being ignored under any circumstance.

SECTION 6.15. <u>Reach Media Holdco</u>. The Borrower will not permit Reach Media Holdco to commingle any money or other assets of the Borrower or any Restricted Subsidiary with Reach Media Holdco, to have any employees, to have any Indebtedness and to conduct any business or operations of any kind, except (a) to hold the shares of Reach Media and pledge those shares to the Administrative Agent on behalf of the Lenders to secure the Obligations in accordance with the terms of this Agreement and the other Loan Documents, and the Borrower shall cause Reach Media Holdco to operate only as a holding company, (b) as set forth in the Reach Media Documents, and (c) to have Indebtedness consisting of Guarantees to the 2001 Senior Subordinated Note Holders, 2005 Senior Subordinated Note Holders, the Exchange Note Holders and the Lenders with respect to the 2001 Senior Subordinated Indebtedness, 2005 Senior Subordinated Indebtedness, the Exchange Notes Subordinated Indebtedness and the Obligations, respectively, and Guarantees incurred pursuant to <u>Section 6.02(h)</u>.

SECTION 6.16. <u>Repurchase of 2001 Senior Subordinated Notes</u>.

(a) Notwithstanding anything to the contrary herein, the Borrower shall be permitted to repurchase and/or redeem up to $5,100,000 of the 2001 Senior Subordinated Notes (in addition to the 2001 Senior Subordinated Notes repurchased or redeemed in connection with the Note Exchange); <u>provided</u>, <u>that</u>, as of the date a notice of redemption is mailed to any 2001 Senior Subordinated Note Holder (1) the unrestricted book cash balance of the Borrower and its Restricted Subsidiaries, plus (2) the Tranche A Revolving Commitment, plus (3) the Tranche B Revolving Commitment, minus (4) the outstanding and unpaid principal balance of the Tranche A Revolving Loans, minus (5) the outstanding and unpaid principal balance of the Tranche B Revolving Loans, minus (6) the LC Exposure, is greater than or equal to $15,000,000 on a pro forma basis as of the date of such payment; <u>provided</u>, <u>further</u>, that the Borrower shall repurchase and/or redeem such 2001 Senior Subordinated Notes no earlier than thirty (30) days and no later than thirty-five (35) days after such notice of redemption is mailed.

(b) Notwithstanding anything to the contrary herein, the Borrower shall be permitted to pay accrued and unpaid interest, defaulted interest and any interest payable on such defaulted interest with respect to the 2005 Senior Subordinated Notes and/or the 2001 Senior Subordinated Notes; <u>provided</u>, <u>that</u>, as of the date of the announcement of the "record date" for payment of defaulted interest with respect to the 2005 Senior Subordinated Notes, which "record date" shall be no earlier than twelve (12) days prior to such payment, the total of (1) the unrestricted book cash balance of the Borrower and its Restricted Subsidiaries, plus (2) the Tranche A Revolving Commitment, and minus (3) the unpaid principal balance of the Tranche A Revolving Loans is greater than or equal to $15,000,000. For the avoidance of doubt, LC Exposure shall not be included in determining the liquidity amount under this <u>clause (b)</u>.

SECTION 6.17. <u>Account Control Agreements</u>. The Borrower and its Restricted Subsidiaries shall not open any deposit or securities account unless the depository bank enters into an account control agreement in form and substance reasonably satisfactory to the Administrative Agent.

ARTICLE VII

Events of Default

SECTION 7.01. <u>Defaults</u>. If any of the following events ("<u>Events of Default</u>") shall occur:

(a) the Borrower shall fail to pay any principal of any Loan or any reimbursement obligation in respect of any LC Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b) the Borrower shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in <u>clause (a)</u> of this Article) payable under this Agreement or any other Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of five days;

(c) any representation or warranty made or deemed made by or on behalf of the Borrower or any Subsidiary (i) in this Agreement or any other Loan Document shall prove to have been incorrect when made or deemed made or (ii) which is contained in any document furnished by or on behalf of the Borrower or any Subsidiary pursuant to or in connection with this Agreement, any other Loan Document or any amendment or modification hereof or thereof or waiver hereunder or thereunder, shall prove to have been incorrect in any material respect when made or deemed made;

(d) the Borrower or any Subsidiary shall fail to observe or perform any covenant, condition or agreement contained in <u>Section 5.02</u>, <u>5.03</u> (with respect to the Borrower's existence) or <u>5.08</u> or in <u>Article VI</u> (other than pursuant to <u>Section 6.01(d)</u>);

(e) the Borrower or any Subsidiary shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in <u>clause (a)</u>, <u>(b)</u> or <u>(d)</u> of this Article) or any other Loan Document, and such failure shall continue unremedied for a period of 30 days after the earliest to occur of (i) actual notice of such breach or Default by any executive officer of the Borrower and (ii) notice thereof from the Administrative Agent to the Borrower (which notice will be given at the request of any Lender);

(f) the Borrower or any Subsidiary shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable and such failure continues beyond the applicable period of grace, if any, provided in the instrument or agreement under which such Material Indebtedness was created;

81

(g) any event or condition occurs, and continues beyond the applicable period of grace, if any, provided in the instrument or agreement under which any Material Indebtedness was created that results in any such Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this clause (g) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness;

(h) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of the Borrower or any Subsidiary or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar Law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any Subsidiary or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(i) the Borrower or any Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar Law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (h) of this Article, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any Subsidiary or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

(j) the Borrower or any Subsidiary shall become unable, admit in writing its inability or fail generally to pay its debts as they become due;

(k) one or more judgments for the payment of money (not paid or fully covered by indemnities of any Person that is not a Loan Party or by insurance) in an aggregate amount in excess of $10,000,000 shall be rendered against the Borrower, any Subsidiary or any combination thereof and the same shall remain undischarged for a period of 60 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of the Borrower or any Subsidiary to enforce any such judgment;

(l) an ERISA Event shall have occurred that, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect;

(m) a Change in Control shall occur;

(n) the occurrence of any of the following: (i) Borrower or any Loan Party shall lose, fail to keep in force, suffer the termination, suspension or revocation of or terminate, forfeit or suffer an amendment to any FCC License or other material license at any time held by it, the loss, termination, suspension or revocation of which could reasonably be expected to have a Material Adverse Effect on the operations of the Borrower and its Restricted Subsidiaries and their ability to perform any of their obligations under this Agreement or the other Loan Documents; (ii) any proceeding shall be brought by any Person challenging the validity or enforceability of any Necessary Authorization of a Loan Party except when such proceeding could not reasonably be expected to have a Material Adverse Effect; (iii) any Loan Party shall fail to comply with the Communications Act or any rule or regulation promulgated by the FCC and such failure to comply results in a fine in excess of $10,000,000; (iv) the FCC shall materially and adversely modify any material Necessary Authorization or shall suspend, revoke or terminate any Necessary Authorization and such modification, suspension, revocation or termination is not subject to appeal or is being appealed by the Borrower or a Restricted Subsidiary so as to prevent the effectiveness of such modification, suspension, revocation or termination except when such modification, suspension, revocation or termination could not reasonably be expected to have a Material Adverse Effect; or (v) any contractual obligation which is materially necessary to the operation of the broadcasting operations of any Loan Party shall be revoked or terminated and not replaced by a substitute, without a Material Adverse Effect, within 90 days after such revocation or termination;

(o) any event or condition shall occur that results in either (i) any of the 2001 Senior Subordinated Indebtedness, (ii) any of the 2005 Senior Subordinated Indebtedness or (iii) any of the Exchange Notes Subordinated Indebtedness to become due prior to its scheduled maturity, or to require the prepayment, repurchase, redemption or defeasance thereof, or the Borrower shall fail to pay the principal of any such indebtedness at the stated final maturity thereof; or

(p) the Borrower shall fail to observe the covenant contained in Section 6.01(d) for two consecutive weeks;

then, and in every such event (other than an event with respect to the Borrower described in clause (h) or (i) of this Article), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower, take any or all of the following actions, at the same or different times: (i) terminate the Revolving Commitments, and thereupon the Revolving Commitments shall terminate immediately, (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; and in case of any event with respect to the Borrower described in clause (h) or (i) of this Article, the Revolving Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower, (iii) require that the Borrower cash collateralize the L/C Exposure (in an amount equal to 110% of the amount thereof), and in case of any event with respect to the Borrower described in clause (h) or (i) of this Article, the obligation of the Borrower to cash collateralize the L/C Exposure as aforesaid shall automatically become effective, without further act of the Administrative Agent or any Lender; and (iv) exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under any of the Loan Documents.

SECTION 7.02. <u>Application of Funds</u>**.** After the exercise of remedies provided for in <u>Section 7.01</u> (or after the Loans have automatically become immediately due and payable and the L/C Exposure have automatically been required to be cash collateralized as set forth in the proviso to <u>Section 2.05(j)</u>), any amounts received on account of the Obligations shall be applied by the Administrative Agent in the following order:

<u>First</u>, to payment of that portion of the Obligations (other than Obligations under Swap Agreements) constituting fees, indemnities, expenses and other amounts (including fees, charges and disbursements of counsel to the Administrative Agent and amounts payable under <u>Article II</u>) payable to the Administrative Agent in its capacity as such;

<u>Second</u>, to payment of that portion of the Obligations (other than Obligations under Swap Agreements) constituting fees, indemnities and other amounts (other than principal, interest and Letter of Credit fees) payable to the Lenders and the Issuing Bank (including fees, charges and disbursements of counsel to the respective Lenders and the Issuing Bank and amounts payable under <u>Article II</u>), ratably among them in proportion to the respective amounts described in this clause <u>Second</u> payable to them;

<u>Third</u>, to payment of that portion of the Obligations (other than Obligations under Swap Agreements) constituting accrued and unpaid Letter of Credit fees and interest on the Loans, L/C Exposure and other Obligations, ratably among the Lenders and the Issuing Bank in proportion to the respective amounts described in this clause <u>Third</u> payable to them;

<u>Fourth</u>, to the Administrative Agent for the account of each Lender and Affiliate of each Lender and Issuing Bank for payment of that portion of the Obligations constituting unpaid principal of the Loans, L/C Exposure and amounts owing under Swap Agreements in the amount of the Swap Termination Value of each such Swap Agreement held by them, ratably among the Lenders (and Affiliates of Lenders party to Swap Agreements) and the Issuing Bank in proportion to the respective amounts described in this clause <u>Fourth</u> held by them;

<u>Fifth</u>, to the Administrative Agent for the account of the Issuing Bank, to cash collateralize that portion of L/C Exposure comprised of the aggregate undrawn amount of Letters of Credit;

<u>Sixth</u>, to the Administrative Agent for the account of all Lenders to repay any and all other outstanding and unpaid Obligations; and

<u>Last</u>, the balance, if any, after all of the Obligations have been indefeasibly paid in full, to the Borrower or as otherwise required by Law.

Amounts used to cash collateralize the aggregate undrawn amount of Letters of Credit pursuant to clause <u>Fifth</u> above shall be applied to satisfy drawings under such Letters of Credit as they occur. If any amount remains on deposit as cash collateral after all Letters of Credit have either been fully drawn or expired, such remaining amount shall be applied to the other Obligations, if any, in the order set forth above.

ARTICLE VIII

The Administrative Agent

SECTION 8.01. Appointment. Each of the Lenders and the Issuing Bank hereby irrevocably appoints Wells Fargo Bank, N.A. to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent, the Lenders and the Issuing Bank, and no Loan Party shall have rights as a third party beneficiary of any of such provisions.

SECTION 8.02. Administrative Agent as a Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders.

SECTION 8.03. Exculpatory Provision. The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Administrative Agent:

(a) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise in writing as directed by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.02 or in the other Loan Documents), provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable Law; and

(c) except as expressly set forth herein and in the other Loan Documents, shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as Administrative Agent or any of its Affiliates in any capacity.

The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Section 9.02 and Article VII) or (ii) in the absence of its own gross negligence or willful misconduct. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of the Required Lenders (or, if so specified by this Agreement or the other Loan Documents, all Lenders) as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Loan Documents in accordance with a request of the Required Lenders (or, if so specified by this Agreement or the other Loan Documents, all Lenders), and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Loans. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until written notice thereof is given to the Administrative Agent by the Borrower or a Lender. The Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or (v) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

SECTION 8.04. Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or the Issuing Bank, the Administrative Agent may presume that such condition is satisfactory to such Lender or the Issuing Bank unless the Administrative Agent shall have received notice to the contrary from such Lender or the Issuing Bank prior to the making of such Loan or the issuance of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

SECTION 8.05. Delegation of Duties. The Administrative Agent may perform any and all its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

SECTION 8.06. Successor Administrative Agent. Subject to the appointment and acceptance of a successor Administrative Agent as provided in this clause, the Administrative Agent may give notice of its resignation to the Lenders, the Issuing Bank and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Borrower, to appoint a successor, which shall be a bank with an office in Charlotte, North Carolina or New York, New York, or an Affiliate of any such bank with an office in Charlotte, North Carolina or New York, New York. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may, on behalf of the Lenders and the Issuing Bank, appoint a successor Administrative Agent meeting the qualifications set forth above provided that if the Administrative Agent shall notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (a) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders or the Issuing Bank under any of the Loan Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (b) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender and the Issuing Bank directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section. Upon the acceptance of its appointment as Administrative Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring Administrative Agent's resignation hereunder and under the other Loan Documents, the provisions of this Article and Section 9.03 shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

SECTION 8.07. <u>Non-Reliance by Lenders</u>. Each Lender and the Issuing Bank acknowledges that it has, independently and without reliance upon the Administrative Agent, the Syndication Agent or the Co-Documentation Agents or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and the Issuing Bank also acknowledges that it will, independently and without reliance upon the Administrative Agent, the Syndication Agent and the Co-Documentation Agents, or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any related agreement or any document furnished hereunder or thereunder.

SECTION 8.08. <u>Indemnification</u>. The Lenders agree to indemnify the Administrative Agent, the Syndication Agent and the Co-Documentation Agents in their capacity as such (to the extent not reimbursed by the Borrower and without limiting the obligation of the Borrower to do so), ratably according to their respective Applicable Percentages in effect on the date on which indemnification is sought under this Section (or, if indemnification is sought after the date upon which the Revolving Commitments shall have terminated and the Loans shall have been paid in full, ratably in accordance with such Applicable Percentages immediately prior to such date), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (whether before or after the payment of the Loans) be imposed on, incurred by or asserted against the Administrative Agent, the Syndication Agent and the Co-Documentation Agents in any way relating to or arising out of, the Revolving Commitments, this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by the Administrative Agent, the Syndication Agent, or the Co-Documentation Agents under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements that are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the Administrative Agent's, the Syndication Agent's or any of the Co-Documentation Agent's gross negligence or willful misconduct, as applicable. The agreements in this Section shall survive the payment of the Loans and all other amounts payable hereunder.

SECTION 8.09. <u>Authorization to Release Guarantees and Liens</u>. Notwithstanding anything to the contrary contained herein or in any other Loan Document, the Administrative Agent is hereby irrevocably authorized by each of the Lenders (without requirement of notice to or vote or consent of any Lender, except as expressly required by <u>Section 9.02</u>, or any Affiliate of any Lender that is a party to any Swap Agreement) to take any action requested by the Borrower having the effect of releasing any Collateral, any Mortgage or similar instrument, or guarantee obligations to the extent necessary to permit consummation of any transaction not prohibited by any Loan Document or that has been consented to in accordance with <u>Section 9.02</u> and the Administrative Agent shall do so if so requested.

SECTION 8.10. <u>No Other Duties, etc.</u> Anything herein to the contrary notwithstanding, none of the Book Managers, Arrangers, Co-Documentation Agents or Syndication Agent listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent, a Lender or the Issuing Bank.

ARTICLE IX

Miscellaneous

SECTION 9.01. Notices.

(a) Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in clause (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, to the Borrower, Administrative Agent and the Issuing Bank at their addresses (or facsimile number) set forth below their signatures hereto, and if to any other Lender, to it at its address (or facsimile number) set forth in its Administrative Questionnaire. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in clause (b) below, shall be effective as provided in said clause (b).

(b) Notices and other communications to the Lenders and the Issuing Bank hereunder may be delivered or furnished by electronic communications (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices to any Lender or the Issuing Bank pursuant to Article II if such Lender or the Issuing Bank, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgment from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgment), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c) Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto.

SECTION 9.02. <u>Waivers; Amendments</u>.

(a) No failure or delay by the Administrative Agent, the Issuing Bank or any Lender in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent, the Issuing Bank and the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or any other Loan Document or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by <u>clause (b)</u> of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent, any Lender or the Issuing Bank may have had notice or knowledge of such Default at the time.

(b) Neither this Agreement, any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or by the Borrower and the Administrative Agent with the consent of the Required Lenders; <u>provided</u> that no such agreement shall (i) increase the Commitment of any Lender without the written consent of such Lender, (ii) reduce the principal amount of any Loan or LC Disbursement or reduce the rate of interest thereon, or reduce any fees payable hereunder, without the written consent of each Lender affected thereby, <u>provided</u> <u>that</u>, notwithstanding the foregoing or anything in this Agreement to the contrary, nothing in this <u>subsection (ii)</u> shall require the consent of each Lender affected thereby to amend, modify, waive or consent to any provision in <u>Section 2.11</u>, (iii) postpone the scheduled date of payment of the principal amount of any Loan or LC Disbursement, or any interest thereon, or any fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender affected thereby, <u>provided that</u>, notwithstanding the foregoing or anything in this Agreement to the contrary, nothing in this <u>subsection (iii)</u> shall require the consent of each Lender affected thereby to amend, modify, waive or consent to any provision in <u>Section 2.11</u>, (iv) change <u>Section 2.18(b)</u> or <u>(c)</u> in a manner that would alter the pro rata sharing of payments required thereby, or change <u>Section 7.02</u>, without the written consent of each Lender, (v) change any of the provisions of this Section or the definition of "Required Lenders" or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender, (vi) release all or substantially all of the Collateral or releases any Restricted Subsidiary from its obligations under the Guarantee and Collateral Agreement, without the written consent of each Lender, provided that, notwithstanding the foregoing or anything in this Agreement to the contrary the Administrative Agent is authorized by each Lender to (A) release Collateral and assets (and any Liens thereon) permitted to be sold in accordance with <u>Section 6.05</u> or other immaterial assets requested by the Borrower from time to time or (B) amend <u>Schedules 3.12</u> and <u>3.14</u> to include any supplements provided by the Borrower as and when such supplements are so provided by the Borrower or (vii) notwithstanding any other provision in this <u>Section 9.02</u> or otherwise in this Agreement, any waiver, consent or amendment to <u>Article IV</u> which waives, consents or amends any provision thereof to be more favorable to the Borrower or any other Loan Party shall require the written consent of the Required Revolving Lenders; <u>provided</u> <u>further</u> that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent or the Issuing Bank hereunder without the prior written consent of the Administrative Agent or the Issuing Bank, as the case may be; <u>provided</u>, <u>further</u>, that, notwithstanding any other provision in this <u>Section 9.02</u> or otherwise in this Agreement, if the Required Lenders consent but Required Revolving Lenders do not consent to any waiver, consent or amendment to <u>Article V, VI</u> or <u>VIII</u> which waives, consents or amends any provision thereof to be more favorable to the Borrower or any other Loan Party, the Borrower may elect to effectuate such waiver, consent or amendment, however, the Revolving Commitments shall be suspended (but not terminated) beginning upon the effective date of such waiver, consent or amendment, and no additional Revolving Loans shall be made until such time as the Required Revolving Lenders agree to waive the suspension of the Revolving Commitments. Swap Agreements, letter of credit applications with the Issuing Bank and Fee Letters shall not be deemed to be Loan Documents for purposes of this <u>Section 9.02(b)</u>.

SECTION 9.03. Expenses; Indemnity; Damage Waiver.

(a) The Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates (including the reasonable fees, charges and disbursements of counsel for the Administrative Agent) in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by the Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all out-of-pocket expenses incurred by the Administrative Agent, the Issuing Bank or any Lender (including the reasonable fees, charges and disbursements of any counsel for the Administrative Agent, the Issuing Bank or any Lender) in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section, or (B) in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit.

(b) The Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), the Issuing Bank and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an "Indemnitee") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the fees, charges and disbursements of any counsel for any Indemnitee) incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Loan Party arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the Transactions or any other transactions contemplated hereby or thereby, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by the Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Borrower or any of its Subsidiaries, or any Environmental Liability related in any way to the Borrower or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by any Loan Party, and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (A) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or (B) result from a claim brought by any Loan Party against an Indemnitee for breach in bad faith of such Indemnitee's obligations hereunder or under any other Loan Document, if such Loan Party has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction.

91

(c) To the extent that the Borrower for any reason fails to indefeasibly pay any amount required to be paid by it to the Administrative Agent (or any sub-agent thereof), the Issuing Bank or any Related Party of any of the foregoing under clause (a) or (b) of this Section, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), the Issuing Bank or such Related Party, as the case may be, such Lender's Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent) or the Issuing Bank in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent) or Issuing Bank in connection with such capacity.

(d) To the fullest extent permitted by applicable Law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the Transactions, any Loan or Letter of Credit or the use of the proceeds thereof. No Indemnitee referred to in clause b above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the Transactions.

(e) All amounts due under this Section shall be payable promptly after written demand therefor.

SECTION 9.04. Successors and Assigns.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of the Issuing Bank that issues any Letter of Credit), except that neither the Borrower nor any other Loan Party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender, and no Lender may assign or otherwise transfer its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of clause (b) of this Section, (ii) by way of participation in accordance with the provisions of clause (c) of this Section or (iii) by way of pledge or assignment of a security interest subject to the restrictions of clause (d) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of the Issuing Bank that issues any Letter of Credit), and Participants to the extent provided in clause (c) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Issuing Bank and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) (i) Subject to the conditions set forth in this clause (b)(i), any Lender may assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it). Assignments shall be subject to the following additional conditions:

(A) except in the case of an assignment of the entire remaining amount of the assigning Lender's Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, the aggregate amount of the Commitment or Revolving Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if "Trade Date" is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $2,500,000 or, in the case of a Term Loan, $1,000,000, without the consent of the Administrative Agent;

(B) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Loans or the Revolving Commitments assigned, except that this clause (B) shall not prohibit any Term Lender from assigning all or a portion of its rights and obligations in respect of one Class of Term Loan on a non-pro rata basis;

(C) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with payment of a processing and recordation fee of $3,500 (which fee shall not be paid by the Borrower and shall not be due with respect to an assignment to an Eligible Assignee that is an Affiliate of the assigning Lender), and the Eligible Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

(ii) Subject to acceptance and recording thereof pursuant to clause (b)(iii) of this Section, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 2.15, 2.16, 2.17 and 9.03) with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.04 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with clause (c) of this Section.

(iii) The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices in Charlotte, North Carolina a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Revolving Commitments of, and principal amount of the Loans and LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Administrative Agent, the Issuing Bank and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower, the Issuing Bank and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(iv) Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee's completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in clause (b) of this Section and any written consent to such assignment required by clause (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register; provided that if either the assigning Lender or the assignee shall have failed to make any payment required to be made by it pursuant to Section 2.05(d) or (e), 2.07 (b), 2.18(d) or 9.03(c), the Administrative Agent shall have no obligation to accept such Assignment and Assumption and record the information therein in the Register unless and until such payment shall have been made in full, together with all accrued interest thereon. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this clause.

(c) (i) Any Lender may at any time, without the consent of, or notice to, the Borrower, the Administrative Agent or the Issuing Bank, sell participations to any Person (other than a natural person or the Borrower or any of the Borrower's Affiliates or Subsidiaries)(each a "Participant") in all or a portion of such Lender's rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans owing to it); provided that (A) such Lender's obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrower, the Administrative Agent, the Issuing Bank and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.02(b) that affects such Participant. Subject to clause (c)(ii) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.15, 2.16 and 2.17 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to clause (b) of this Section. To the extent permitted by Law, each Participant also shall be entitled to the benefits of Section 9.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.18(c) as though it were a Lender.

(ii) A Participant shall not be entitled to receive any greater payment under Section 2.15 or 2.17 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower's prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 2.17 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with Section 2.17(e) as though it were a Lender.

(d) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including without limitation, any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

SECTION 9.05. Survival. All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the other Loan Documents and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, the Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement or any other Loan Document is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Revolving Commitments have not expired or terminated. The provisions of Sections 2.15, 2.16, 2.17 and 9.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the expiration or termination of the Letters of Credit and the Revolving Commitments or the termination of this Agreement or any other Loan Document or any provision hereof or thereof.

SECTION 9.06. <u>Counterparts; Integration; Effectiveness</u>.

(a) This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents, and any separate letter agreements with respect to fees payable to the Administrative Agent, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in <u>Section 4.01</u>, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page of this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

(b) The words "execution," "signed," "signature," and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state Laws based on the Uniform Electronic Transactions Act.

SECTION 9.07. <u>Severability</u>. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 9.08. <u>Right of Setoff</u>. If an Event of Default shall have occurred and be continuing, each Lender, the Issuing Bank and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender, the Issuing Bank or any such Affiliate to or for the credit or the account of the Borrower or any other Loan Party against any of and all the obligations of the Borrower or such Loan Party now or hereafter existing under this Agreement or any other Loan Document to such Lender or the Issuing Bank, irrespective of whether or not such Lender or the Issuing Bank shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Borrower or such Loan Party may be contingent or unmatured or are owed to a branch or office of such Lender or the Issuing Bank different from the branch or office holding such deposit or obligated on such Indebtedness. The rights of each Lender, the Issuing Bank and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender, the Issuing Bank or their respective Affiliates may have. Each Lender and the Issuing Bank agrees to notify the Borrower and the Administrative Agent promptly after any such setoff and application <u>provided</u> that the failure to give such notice shall not affect the validity of such setoff and application.

SECTION 9.09. <u>Governing Law; Jurisdiction; Consent to Service of Process</u>.

(a) This Agreement shall be construed in accordance with and governed by the Law of the State of New York.

(b) Each of the Borrower and the other Loan Parties hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the fullest extent permitted by applicable Law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Administrative Agent, the Issuing Bank or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against the Borrower or any other Loan Party or its properties in the courts of any jurisdiction.

(c) Each of the Borrower and the other Loan Parties hereby irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in <u>clause (b)</u> of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in <u>Section 9.01</u>. Nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by applicable Law.

SECTION 9.10. <u>WAIVER OF JURY TRIAL</u>. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SECTION 9.11. <u>Headings</u>. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 9.12. <u>Confidentiality</u>. Each of the Administrative Agent, the Issuing Bank and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates' respective partners, directors, officers, employees, agents and advisors, including accountants, legal counsel and other representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable Laws or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent, the Issuing Bank, any Lender or any of their respective Affiliates on a nonconfidential basis from a source other than a Loan Party. For the purposes of this Section, "<u>Information</u>" means all information received from the Borrower or any of its Subsidiaries relating to the Borrower or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent, the Issuing Bank or any Lender on a nonconfidential basis prior to disclosure by the Borrower or any of its Subsidiaries; <u>provided</u> that, in the case of information received from the Borrower or any of its Subsidiaries after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

SECTION 9.13. <u>Interest Rate Limitation</u>. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under applicable Law (collectively the "<u>Charges</u>"), shall exceed the maximum lawful rate (the "<u>Maximum Rate</u>") which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable Law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

SECTION 9.14. <u>USA PATRIOT ACT</u>. Each Lender that is subject to the requirements of The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "<u>Act</u>") hereby notifies the Borrower that pursuant to the requirements of the Act, it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the Act.

[1] Subject to receipt and satisfactory review of amendments.

[2] To updated based on Restatement Effective Date.

NEWS RELEASE

November 24, 2010

Contact: Peter D. Thompson, EVP and CFO

FOR IMMEDIATE RELEASE

(301) 429-4638

Washington, DC

RADIO ONE, INC. ANNOUNCES COMPLETION OF REFINANCING TRANSACTIONS

<u>**Washington, DC:**</u> **-** Radio One, Inc. (the "Company" or "Radio One") (NASDAQ: ROIAK and ROIA) today announced that it has completed its previously announced exchange offer (the "Amended Exchange Offer") relating to its 8⅞% Senior Subordinated Notes due 2011 (the "2011 Notes") and its 6⅜% Senior Subordinated Notes due 2013 (the "2013 Notes" and together with the 2011 Notes, the "Existing Notes"). The Company retired approximately $296.2 million in aggregate principal amount of the Existing Notes, comprised of approximately $97.0 million, or approximately 95.5%, in aggregate principal amount of the 2011 Notes and approximately $199.3 million, or approximately 99.6%, in aggregate principal amount of the 2013 Notes. The Company's pending amendment to its senior secured credit facility has also become effective. As a result of the effectiveness of the senior secured credit facility amendment, all prior defaults under the senior secured credit facility have been cured or waived.

The new securities issued pursuant to the Amended Exchange Offer have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws. Therefore, the new securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

Cautionary Information Regarding Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements represent management's current expectations and are based upon information available to the Company at the time of this press release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K/A, 10-Q/A and 10-Q and other filings with the SEC.

Radio One, Inc. (http://www.radio-one.com/) is a diversified media company that primarily targets African-American and urban consumers. The Company is one of the nation's largest radio broadcasting companies, currently owning 53 broadcast stations located in 16 urban markets in the United States. As a part of its core broadcasting business, Radio One operates syndicated programming including the <u>Russ Parr Morning Show</u>, the <u>Yolanda Adams Morning Show</u>, the <u>Rickey Smiley Morning Show</u>, <u>CoCo Brother Live</u>, <u>CoCo Brother's "Spirit"</u> program, <u>Bishop T.D. Jakes' "Empowering Moments"</u>, the <u>Reverend Al Sharpton Show</u>, and the <u>Warren Ballentine Show</u>. The Company also owns a controlling interest in Reach Media, Inc. (http://www.blackamericaweb.com/), owner of the Tom Joyner Morning Show and other businesses associated with Tom Joyner. Beyond its core radio broadcasting business, Radio One owns Interactive One (http://www.interactiveone.com/), an online platform serving the African-American community through social content, news, information, and entertainment, which operates a number of branded sites, including News One, UrbanDaily, HelloBeautiful, Community Connect Inc. (http://www.communityconnect.com/), an online social networking company, which operates a number of branded websites, including BlackPlanet, MiGente, and Asian Avenue and an interest in TV One, LLC (http://www.tvoneonline.com/), a cable/satellite network programming primarily to African-Americans.

SOURCE Radio One, Inc.